RELIANCE Communications
Anil Dhirubhai Ambani Group

06016423

RECEIVED
2006 AUG 29 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-35005

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

10th August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to our letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 7th August, 2006 to the Stock Exchanges in India accompanied with copy of the Circular in the matter of Scheme to facilitate liquidity for odd lot shares in physical form, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

8/30

Reliance Communications Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

August 7, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

BSE Scrip Code : 532712

NSE Scrip Symbol : RCOM

Dear Sir,

Sub : **Scheme to facilitate liquidity for odd-lot shares in physical form**

We enclose a copy of the circular in the captioned matter, which is being issued to shareholders of the Company holding small lot odd lot shares for your information and records.

Thanking you,

Yours faithfully,
For **RELIANCE COMMUNICATIONS LIMITED**

HASIT SHUKLA
COMPANY SECRETARY

Encls : a/a

5/8/06

For the Attention of Shareholders

Scheme to facilitate liquidity for odd-lot Shares in physical form

We are pleased to inform that a Scheme has been introduced to provide liquidity for your Shares held in physical form (odd lots) of the following Companies:

- Reliance Capital Limited (RCL)
- Reliance Energy Limited (REL)
- Reliance Communications Limited (RCom)
- Reliance Natural Resources Limited (RNRL)

It has been observed from the stock market data that there is virtually no liquidity in the odd lot segment of the stock exchanges, where the physical shares could be sold in odd lots. Physical shares also do not fetch the same market price as dematerialized shares.

In view of the above, and to obviate your inconvenience and hardship in dealing with the odd lot shares held in physical form, an odd lot scheme (the "Scheme") has been introduced. For this purpose Reliance Anil Dhirubhai Ambani Group has entered into an arrangement with Karvy Consultants Limited ("Karvy"), whereby Karvy would provide an opportunity to those shareholders, who hold 49 or less shares in physical form of all or any of the above Companies viz. RCL, REL, RCom and RNRL, to sell the shares effortlessly in a cost effective manner.

In terms of the Scheme:

- Karvy will purchase Shares of RCL, REL, RCom and RNRL, held in physical form in small lots (i.e. 49 or less shares), on spot delivery basis.
- The Shares will be purchased at the determined market price being not less than the previous trading day's closing price quoted on the National Stock Exchange of India Limited (NSE).
- Karvy will make the payment by cheque (encashable locally in major cities and wherever feasible), against the delivery of share certificates, along with duly completed and executed transfer forms and proof of identity (subject to signature verification).
- Karvy would be under an obligation to dematerialize the shares so purchased and thereafter to sell the same in the market within five trading days of dematerialization.
- Karvy would be reimbursed the net deficit, if any, on account of costs, charges, expenses and the difference between purchase and sale price. Karvy would also be provided with requisite temporary funding for the period between the purchase and sale of the shares.
- In the event of any of the above Companies announcing a record date or book closure for any corporate action, shareholders meeting, postal ballot etc., Karvy shall be the sole holder and beneficiary of the respective shares purchased under the Scheme, with full authority to exercise its rights as shareholder of the respective companies at its sole discretion, without reference to anyone.

We believe that the above Scheme will provide the shareholders a convenient and cost effective option and alternative to encash the realizable value of their shares, without having to go through the rigors attached to sale of odd lot shares in physical form.

In case you need any further clarification or assistance in the matter, please contact Mr. Praveen Chaturvedi at Karvy Consultants Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500081, India - Tel. No.: 040-23420818 - 25, Fax No.: 040-23420859, Email: oddlot@karvy.com.

You may contact the nearest Karvy's Investor Relation Centre (IRC) at the addresses given overleaf to avail the benefits of the Scheme. Representatives of Karvy with appropriate authorisation and identification may also approach you in the coming weeks to determine your interest in availing the benefit of the Scheme.

Issued in the interests of shareholders by:

Reliance Capital Limited
Reliance Energy Limited
Reliance Communications Limited
Reliance Natural Resources Limited

S.No.	City	Address	Contact Person	Phone No.s	Fax No.	Email ID
1	Delhi	105-108, Arunachal Building, 19 Barakhamba Road, Connaught Place, New Delhi -110 001	Mr. S.N Jha	011 - 23324401/ 23353835 / 981	011 - 23324621	ircdelhi@karvy.com
2	Lucknow	94 Mahatma Gandhi Marg, Opp. Governer House, Hazratganj, Lucknow, Uttar Pradesh - 226001	Ms. Rashi	0522-3249039 / 2236821	0522 - 2236826	rislucknow@karvy.com rashi@karvy.com
3	Kanpur	15/46, Civil Lines, Near Muir Mills, Stock Exchange Road, KanpurUttar Pradesh - 208 001	Mr. Sandeep Kumar	0512 - 3292333	0512 - 2330127	kanpur@karvy.com
4	Pune	Flat No. 8 Trupti Apts., 4th floor, Lane next to HDFC Bank, Bhandarkar Road, Opp. Ranjith Hotel, Pune - 411004.	Ms. Sandhya	020-25660793 / 94	020 - 25456842	rispune@karvy.com
5	Ahmedabad	201-203 "SHAIL", Opp: Madhusudhan house, Near Navrangpura - Telephone Exchange, Off C G Road, Ahmedabad - 380 006 (Gujarat).	Mr. Edward	079 - 26420422 / 26400527 / 28	079 - 26565551	ahmedabad@karvy.com
6	Baroda	Ground Floor, Sharad Apartment, Off: Rama Inn Hotel, Vadodara - 390 005	Mr. Sandeep Shah	0265-2361514	0265 - 2363207	barodaril@karvy.com
7	Surat	M/7, Empire State Building, Ring Road, NR Udhana Darwaja, Gujarat - 395 002.	Mr. Dhaval S Vyas	0261-3017160 / 58 / 59	0261 - 8368693	surat@karvy.com anil.rathod@karvy.com
8	Rajkot	204,Star Chambers, Harihar Chowk, Dr. Rajendra PF, Rajkot, Gujarat - 360 001.	Ms. Dipti Sandhya	0281-2239338	-	rajkotris@karvy.com
9	Jamnagar	241, City Arcade, Near DSP Bungalow, Jamnagar, Gujarat - 361 001.	Ms. Arpita Seth	0288-3099330	-	jamnagar@karvy.com
10	Mumbai	7, Andheri Industrial Estate, OFF: Veera Desai Raod, Andheri (West), Mumbai - 400 053	Mr. Praveen Amlani	022-26730799 / 843 / 311	022-26730843	pbamlani@karvy.com
11	Bangalore	No.51/2 tkn complex, Vani villas Road, Opp. National College, Basavanagudi, Bangalore, Karnataka - 560004.	Mr. Kishore	080 - 26621192	080 - 26621169	ircbangalore@karvy.com
12	Hyderabad	Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081	Mr. Praveen Chaturvedi	040- 23420818	040-23420859	oddlot@karvy.com
13	Chennai	33/1, Venkatraman Street, T-Nagar, Chennai, Tamil Nadu - 600 017.	Mr. Sandeep Shah	044 - 28151793/ 94 / 4781	044-28151794	chennaiirc@karvy.com
14	Kolkata	49, Jatin Das Road, Near Deshpriya park, Kolkata - 700 029	Mr. Neelkanta Debnath	033-24634787 to 89	033-24644866 / 24634787	ksblcalcutta@karvy.com
15	Chandigarh	SCO 371-372, Above HDFC Bank , Sector 35-B, Chandigarh, Punjab -160 022	Mr. Sanjay Mathur	0172- 5071726 5071727 5071728 / 5079702	0172 - 5071726 / 5035059	chandigarhmfd@karvy.com
16	Coimbatore	SNV Chambers, 482/483, Cross Cut Road, OPP: Power House, Gandhipuram, Coimbatore, Tamil Nadu - 641 012	Mr. Sofi	0422 -2237501 to 506	-	coimbatorekisl@karvy.com
17	Jaipur	S-16/A, Land Mark, III Floor, OPP: Jai Club, Mahaveer Marg, C-Scheme, Jaipur, Rajasthan - 302 001	Mr. Harish	0141 - 2375039/ 99 / 2363321	0141- 2364660	ksbljaipur@karvy.com
18	Nadiad	105, City Point, Near Paras Cinema, Nadiad, Gujarat - 387 001	Mr. Jigish	0268-2563210 / 2563245 / 2563248	-	nadiad@karvy.com
19	Nagpur	230-231, 3rd Floor, Shriram ShyamBazar, Next to NIT Building, Sadar Kingsway, Nagpur, Maharashtra - 440 001	Mr. Ashok Dhole	0712-5612374 / 5612375	0712 -2538133	nagpur@karvy.com
20	Trivandrum	2nd Floor, Akshaya Towers, Sasthamangalam, Trivandrum, Kerala-695 010	Mr. C.S.Joy	0471 -2725987 / 2725989 to 991	0471 - 2725987	ksbltvm@karvy.com
21	Vishakapatnam	47-14-4, Eswar Paradise, Dwaraka Nagar Main Road, Vishakapatnam, Andhra Pradesh - 530 016	Mr. D.S. Rao	0891 -2752915 to 18	0891-2752915 to 18	ksblvizag@karvy.com

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 AUG 29 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

24th August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to our letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 24th August, 2006 to the Stock Exchanges in India accompanied with Listing particulars for listing of GDRs on the Luxernbourge Stock Exchange, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATIONS LIMITED

(Incorporated in the Republic of India as a public company with limited liability and registered with the Registrar of Companies, Maharashtra, Mumbai under registration number L45309MH2004PLC147531)

Listing of up to 63,669,741 Global Depositary Receipts Representing up to 63,669,741 Equity Shares, par value Rs.5 each

This is a listing (the "Listing") of up to 63,669,741 Global Depositary Receipts (the "GDRs") representing up to 63,669,741 equity shares of Rs.5 each of Reliance Communications Limited ("RCL" or the "Company"). Each GDR will initially represent one equity share par value Rs.5 per share (the "Shares") of the Company. The GDRs will be issued pursuant to a Deposit Agreement dated 3 May 2006, as supplemented on 2 August 2006 (the "Deposit Agreement") between the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary").

An application has been made to admit the GDRs to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market.

All of the Company's outstanding Shares, including the Shares represented by the GDRs, are listed on Bombay Stock Exchange Limited (the "BSE") and National Stock Exchange of India Ltd. (the "NSE"). On 28 June 2006, the closing price of the Shares on the BSE was Rs.218.05 per Share and on the NSE was Rs.217.80 per Share.

These Listing Particulars are not an offering document and have been published solely for the purpose of listing the GDRs. These Listing Particulars do not constitute, nor do they contain, and should not be construed as, an offer or invitation to subscribe for or purchase any securities in the Company.

The GDRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters. Investing in the GDRs involves risks. See "Risk Factors" beginning on page 12 to read about factors that investors should consider before buying the GDRs.

The GDRs and the Shares to be represented by such GDRs have not been and will not be registered under the Securities Act and may not be offered or sold within the United States, except to QIBs in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. Consequently, prospective purchasers are hereby notified that sellers of the GDRs may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. The GDRs may not be offered or sold directly or indirectly in India or to, or for the account of, any resident of India or any Ineligible Investor (as defined herein). The GDRs offered hereby are not transferable except in accordance with the restrictions described under "Transfer Restrictions".

The securities described herein have not been approved or disapproved by any United States federal or state securities commission or regulatory authority, and the foregoing authorities have not passed upon or endorsed the merits of the Listing or the accuracy or adequacy of these Listing Particulars. Any representation to the contrary is a criminal offence in the United States.

A copy of these Listing Particulars will be delivered to the Registrar of Companies in Mumbai, India, the Reserve Bank of India (the "RBI"), the Securities and Exchange Board of India ("SEBI"), the BSE, and the NSE for record purposes only.

The date of these Listing Particulars is 2 August 2006.

The Company accepts full responsibility for the information contained in these Listing Particulars and, having taken all reasonable care to ensure that such is the case, declares that the information contained in these Listing Particulars is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

These Listing Particulars are being furnished by the Company in connection with the Listing. The information contained herein has been provided by the Company and other sources identified herein.

The distribution of these Listing Particulars in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Company to inform themselves about and to observe any such restrictions. For a description of restrictions on offers and sales of the GDRs and distribution of these Listing Particulars, see "Terms and Conditions of the Global Depositary Receipts" and "Transfer Restrictions". No person is authorised to give any information or to make any representation not contained in these Listing Particulars and any information or representation not so contained must not be relied upon as having been authorised on behalf of the Company. The delivery of these Listing Particulars at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

The Depositary has not separately verified the information contained in these Listing Particulars. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Depositary as to the accuracy or completeness of the information contained in these Listing Particulars or any other information supplied in connection with the GDRs or the Shares and nothing contained herein is, or shall be relied upon as, a promise or representation by the Depositary as to the past or the future. Each person receiving these Listing Particulars acknowledges that such person has not relied on the Depositary in connection with its investigation of the accuracy of such information or any investment decision and each such person must rely on their own examination of the Company and the merits and risks involved in investing.

AVAILABLE INFORMATION

The Company has agreed that, for so long as the GDRs and the Shares represented by such GDRs remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will furnish, upon the request of any holder, beneficial owner or prospective purchaser of the GDRs or the Shares represented by such GDRs, or interest therein who is a QIB within the meaning of Rule 144A, the information specified in paragraph (d)(4) of Rule 144A under the Securities Act to that holder, beneficial owner or prospective purchaser unless, at the time of that request, the Company is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Company is included in the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act (and therefore furnish the U.S. Securities and Exchange Commission (the "SEC") certain information pursuant to Rule 12g3-2(b) under the Exchange Act).

INVESTMENT IN INDIA

Recipients of these Listing Particulars should consider the recent notification issued by the Indian Ministry of Finance, dated 31 August 2005, pursuant to which certain entities that are not eligible to invest in India through the portfolio route and entities prohibited by the SEBI from buying, selling or dealing in securities shall not be eligible to participate in a foreign currency convertible bond ("FCCB") or a global depositary receipt offering. Any potential investor in the GDRs will be deemed to have acknowledged, represented and agreed that it is eligible to invest in India under applicable law, including the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993, as amended from time to time, and has not been prohibited by the SEBI from buying, selling or dealing in securities.

Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Conventions

In these Listing Particulars, unless the context otherwise requires, references to the "Company" and "RCL" are to Reliance Communications Limited and its associated companies, including RIC, RCIL and RTL.

The Company prepares and publishes its financial statements in rupees. These Listing Particulars contain translations of certain rupee amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the rupee amounts represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at all. Unless otherwise indicated, all translations from rupees to U.S. dollars have been made on the basis of the noon buying rate in New York City on 31 March 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York, of Rs.44.48 = U.S.$1.00.

Financial Statements Contained Herein

References in these Listing Particulars to "Indian GAAP" means generally accepted accounting principles of India and to "U.S. GAAP" means generally accepted accounting principles of the United States. The Company prepares its financial statements in accordance with Indian GAAP. All discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

The Company announced on 12 March 2006 a comprehensive reorganisation plan to increase its interest in RIC, RCIL and RTL to 100 per cent. (the "Reorganisation"). RIC is expected to merge with the Company and become an operating division of the Company while RCIL and RTL are expected to become wholly owned subsidiaries of the Company. The Company has included elsewhere in these Listing Particulars its pro forma unaudited consolidated financial statements as of 31 March 2006, giving effect to the proposed Reorganisation as if it had occurred on 1 April 2005 (the "Pro Forma Financial Statements"). The underlying financial statements of pro forma unaudited consolidated financial statements have been prepared in accordance with Indian GAAP. The Pro Forma Financial Statements were reviewed by RSM & Co., the Company's statutory auditors, who have agreed to the inclusion of their review report in these Listing Particulars. The Pro Forma Financial Statements have been prepared by consolidating amalgamating companies, resultant subsidiaries and their downstream subsidiaries for the year ended 31 March 2006 by eliminating inter-company transactions. As such, there can be no assurance that the pro forma financial information is necessarily indicative of the financial condition or results of operations of the Company had the proposed Reorganisation been completed on 1 April 2005. It is expected that the next audited financial statements of the Company will be produced for the 15 months ending 31 March 2007 on both a non-consolidated and a consolidated basis.

The Company has also included elsewhere in these Listing Particulars the audited balance sheets of RIC, RCIL and RTL as of 31 March 2004, 2005 and 2006, audited profit and loss accounts for the years ended 31 March 2004, 2005 and 2006 and audited cash flow statements of RIC, RCIL and RTL for the years ended 31 March 2004, 2005 and 2006, all of which were prepared in accordance with Indian GAAP. The financial statements of RIC, RCIL and RTL were audited by Chaturvedi and Shah, their respective statutory auditors, who have agreed to the inclusion of their audit reports in these Listing Particulars.

Industry and Market Data

Information regarding market position, growth rates and other industry data pertaining to the Company's business contained in these Listing Particulars consists of estimates based on data compiled by professional

organisations and analysts, on data from other external sources and on the Company's knowledge of its markets. This data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of the raw data and other limitations and uncertainties inherent in any statistical survey. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organisations) to validate market-related analyses and estimates, so the Company relies on internally-developed estimates. While the Company has compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, the Company only accepts responsibility for accurately reproducing such data. However, the Company has not independently verified that data and the Company makes no representation regarding the accuracy of such data. Similarly, while the Company believes its internal estimates to be reasonable, such estimates have not been verified by any independent sources and the Company cannot assure recipients of these Listing Particulars as to their accuracy.

Forward-looking Statements

These Listing Particulars include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934. All statements contained in these Listing Particulars that are not statements of historical fact constitute "forward-looking statements". Some of these statements can be identified by forward-looking terms, such as "anticipate", "believe", "can", "could", "estimate", "expect", "intend", "may", "plan", "will" and "would" or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding the Company's expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to the Company's business strategy, planned projects and other matters discussed in these Listing Particulars regarding matters that are not historical fact. These forward-looking statements and any other projections contained in these Listing Particulars (whether made by the Company or any third party) involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections.

The forward-looking statements contained in these Listing Particulars are based on the beliefs of the Company's management, as well as the assumptions made by and information currently available to it. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at the date of these Listing Particulars, it cannot give any assurance that such expectations will prove to be correct. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

The factors that could cause the Company's actual results, performances and achievements to be materially different include: (i) general, political, social and economic conditions in India and elsewhere; (ii) accidents, natural disasters or outbreaks of diseases; (iii) foreign exchange rates; (iv) Indian governmental policies regarding export-import restrictions, various duties and taxes and other policies affecting the Company's business; (v) competition in the industry in which the Company operates; (vi) other factors beyond the Company's control; (vii) the effect of changes in the Company's markets, including the regulatory environment; (viii) industrial action involving the Company's employees; and (ix) the Company's success at managing risks that arise from these factors.

Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" and "Business". These forward-looking statements speak only as of the date of these Listing Particulars. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement

contained herein to reflect any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SUMMARY OF THE GDRS

The following is a general summary of the terms of the GDRs. This summary is derived from and should be read in conjunction with the full text of the description of the GDRs (see "Terms and Conditions of the Global Depositary Receipts") and the Deposit Agreement. The terms and conditions of the GDRs and the Deposit Agreement shall prevail in the event of any inconsistency with the terms set out in this section.

Issuer

Reliance Communications Limited, a public company incorporated in the Republic of India with limited liability.

The GDRs

Each GDR represents one Share. The Rule 144A GDRs and the Regulation S GDRs will be issued pursuant to the Deposit Agreement. Holders of Regulation S GDRs represented by the Master Regulation S GDR may only transfer such Regulation S GDRs in exchange for Rule 144A GDRs upon satisfying certain procedural requirements. Holders of Rule 144A GDRs represented by the Master Rule 144A GDR may only transfer such Rule 144A GDRs in exchange for Regulation S GDRs upon satisfying certain procedural requirements.

There are limitations on redeposits of Shares that have been withdrawn from the GDR deposit facilities and on deposits of Shares acquired in the open market. The GDRs and the Shares represented thereby are subject to restrictions on transfer. See "Terms and Conditions of the Global Depositary Receipts" and "Transfer Restrictions".

Listing Date

On or about 3 August 2006.

Book-Entry Delivery

The initial deposit of Shares in connection with the Listing was made by the delivery to the Custodian of a share certificate representing the Shares. Upon receipt by the Custodian of such share certificate and receipt by the Depositary of confirmation from the Company that the Shares to be represented by the GDRs have been issued as fully paid, the Depositary executed and delivered the Master Rule 144A GDR evidencing the Rule 144A GDRs to a custodian for DTC and executed and delivered the Master Regulation S GDR evidencing the Regulation S GDRs to a common depositary for Euroclear and Clearstream, Luxembourg. Except as described herein, beneficial interests in the Master GDRs will be shown on, and transfers thereof will be effected only through, book-entry records maintained by DTC, Euroclear and Clearstream, Luxembourg and their direct and indirect participants and accountholders.

Issue of Additional GDRs	Under current Indian law and the terms of the Deposit Agreement, additional GDRs may be issued only in respect of (i) Shares issued as a dividend or free distribution in respect of deposited Shares, (ii) the exercise by shareholders of their pre-emptive rights in connection with rights offerings, (iii) transfers between the depositary facility for the Rule 144A GDRs and the depositary facility for the Regulation S GDRs and (iv) Shares to be represented by the same number of GDRs as have previously been cancelled.
Total Shares outstanding prior to and after the Listing	As at the date of these Listing Particulars, there were 1,223,130,422 Shares outstanding, including up to 63,669,741 Shares represented by the GDRs listed pursuant to the Listing.
Dividends	Holders of GDRs will be entitled to receive dividends, subject to the terms of the Deposit Agreement, to the same extent as the holders of Shares, less the fees, taxes, duties, charges, costs and expenses payable under such Deposit Agreement, including any Indian tax applicable to such dividends. Cash dividends on the Shares, if any, will be paid in rupees and, subject to any restrictions imposed by Indian law, regulations or applicable permits, will be converted into U.S. dollars by the Depositary in the manner provided in the Deposit Agreement and distributed to holders of GDRs. See "Taxation — Indian Taxation". RCL has not declared any dividends since its incorporation on 15 July 2004.
Indian Taxation	Allotments of GDRs will be made free and clear of, and without deduction or withholding in respect of, Indian taxation, save to the extent required by law. Where tax is required to be deducted or withheld by RCL under Indian law, RCL will gross up the taxable amount and will be required to account separately to the Indian tax authorities for any withholding taxes applicable on such amounts. The GDRs will have the benefit of the tax concessions available under the provisions of Section 115AC of the Indian Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993. These tax concessions include withholding at a reduced rate of 10 per cent., plus an applicable surcharge of 10 per cent. and education cess at the rate of 2 per cent. on such tax, for individuals and an association of persons if taxable income exceeds Rs.1 million, and a surcharge of 10 per cent. and education cess at the rate of 2 per cent. on such tax for companies, in respect of capital gains resulting from long-term investments, except where such long-term capital gains are exempt from tax by virtue of the transfer of a short-term capital asset, being a sale of equity shares in a company or a unit of an equity oriented fund or a derivative, and such transactions are entered into on a recognised stock exchange in India, and are chargeable to securities transaction tax under the

	Indian Income Tax Act. Gains realised outside India on the sale or transfer of GDRs (but not the Shares represented by those GDRs) by a holder who is a non-resident of India to another non-resident of India are exempt from Indian capital gains tax. See "Taxation – Indian Taxation." Under current Indian laws, no tax is payable by the recipients of dividends on shares of an Indian company, including the Shares represented by the GDRs. However, the Company will be liable to pay distribution tax on dividends paid on the Shares (including the Shares represented by the GDRs) at a rate of approximately 14 per cent. (inclusive of surcharge and education cess).
Voting Rights of Holders of GDRs	Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company; or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights. The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares. Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings. See "Terms and Conditions of the Global Depositary Receipts — Voting Rights" and "Terms and Conditions of the Global Depositary Receipts — Transfer and Ownership" and "Transfer Restrictions".
Restriction on Disposition of Securities	The GDRs, and the Shares to be represented by such GDRs, have not been, and will not be, registered under the Securities Act. Offers and sales of the GDRs will be subject to certain restrictions described in "Transfer Restrictions".
Depositary for the GDRs	Deutsche Bank Trust Company Americas.
Governing Law	The Deposit Agreement will be governed by English law.

Listing and Trading Markets for the GDRs	An application has been made to the Luxembourg Stock Exchange for a block listing of up to 63,669,741 GDRs on the Listing Date to be admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.
Listings and Trading Markets for the Shares	The only trading markets for all of the Shares are the BSE and the NSE. The Shares, including the Shares represented by the GDRs, have been listed on the BSE and on the NSE since 6 March 2006. As at 23 June 2006, the latest record date for which such information is available, there were 2.08 million holders on record of the Shares. The Company does not intend to make an application to list the Shares underlying the GDRs on the Luxembourg Stock Exchange.
Government Approvals	Indian regulations do not require a company issuing GDRs to obtain any approval or permission from any of the regulatory authorities in India. Accordingly, the Listing is being made under the "automatic approval" route and does not require prior approval of the Central Government or the RBI. See "Indian Regulatory Approvals and Filings - Approvals".
Security Codes:	

	Master Rule 144A GDR	**Master Regulation S GDR**
CUSIP	75945T 10 6	75945T 20 5
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

RISK FACTORS

Investing in the GDRs involves a high degree of risk. Any potential investor should pay particular attention to the fact that the Company operates in India, under a legal and regulatory environment, which, in some respects, may differ from that which prevails in other countries. Prospective investors should carefully consider the risks described below, in addition to the other information contained in these Listing Particulars, before making any investment decision relating to the GDRs or the Shares represented by the GDRs. The occurrence of any of the following events could have a material adverse effect on the Company's business, results of operations, financial condition and future prospects and cause the market price of the GDRs and the Shares to fall significantly and/or its ability to pay dividends could be impaired. Additional risks not described below or not currently known to the Company or that the Company currently deems immaterial may also adversely affect the market price of the GDRs and the Shares.

Risk Factors Relating to the Company and the Operating Companies

There is no assurance that the proposed reorganisation will be successful or the Company will achieve expected results.

The Company intends to acquire 100 per cent. equity interest in RIC, RCIL and RTL (the "Operating Companies"). Although the Company believes such reorganisation will deliver substantial benefits to the Company, acquisitions and integration of these businesses involve a number of risks, including:

- worse-than-expected performances of the Operating Companies;
- the potential loss of key employees, customers and strategic partners of the Operating Companies;
- claims by terminated employees, shareholders of the Operating Companies or other third parties related to the transaction;
- any undisclosed or potential legal liabilities, or related expenses of the Operating Companies, including intellectual property, employment and warranty and service liability-related problems;
- difficulties in managing geographically dispersed operations; and
- difficulties in assimilating the Operating Companies or personnel or in realising projected efficiencies, cost savings and synergies.

If the proposed reorganisation does not complete successfully, the Company will continue to rely heavily on the ability of its Operating Companies to generate earnings and pay dividends to the Company.

The Company, as a holding company with limited operations of its own, depends on the receipt of dividends from the companies it owns equity interest in. Accordingly, the Company's main source of income is from investments in the Operating Companies. In the event that the proposed reorganisation does not complete successfully or at all, there is no assurance that the Operating Companies will generate sufficient earnings and cash flows to pay dividends or otherwise distribute sufficient funds to enable the Company to meet its obligations and expenses or declare dividends. The ability of the Operating Companies to pay dividends depends on their business considerations. In addition, the Operating Companies have incurred substantial indebtedness to third parties. The terms of the agreements with some of these third-party lenders restrict the Company's ability to obtain funds from the Operating Companies.

The Company does not have control of the Operating Companies.

The Company holds less than 50 per cent. equity shareholding in the Operating Companies. The ownership interests in the Operating Companies do not in every instance provide the Company with the ability to control

all actions that require shareholders' approval. Any change in the overall shareholding structure of the Company and/or the Operating Companies may adversely impact the interests of the Company. Although the Company participates in the management of the Operating Companies, the Company may not have the ability to prevent them from undertaking activities or taking steps or implementing decisions or pursuing strategic objectives that may conflict with the interests or overall strategic objectives of the Company.

Some of the Operating Companies had incurred significant write-offs and provisions aggregating to approximately Rs.43 billion in the year ended 31 March 2006.

Due to bad debts, inventories, claims from government authorities, impairment of assets and other exceptional and non-recurring expenditure, RIC and RCIL in aggregate incurred significant write-offs and provisions amounting to approximately Rs.43 billion in the year ended 31 March 2006. A substantial and rapid increase in the number of the subscribers for RIC's wireless business in the years up to 31 March 2005 resulted in a high level of service disconnections and delinquent accounts associated with various billing problems. Although the management believes the problems RIC and RCIL encountered will not re-emerge, there can be no assurance that the Operating Companies will not incur significant write-offs and provisions in the future.

Some of the Operating Companies have a history of losses, substantial capital and operating expenditure, negative cash flows, and working capital deficits, which may continue.

The Operating Companies have incurred losses and recorded negative cash flows in the recent past and expect to continue to incur substantial expenditures on account of capital and operational costs, for existing and new projects and businesses, including those businesses which may not as yet have an established customer base. Some of the Operating Companies have incurred significant losses and recorded negative cash flows since the commencement of their business. For the year ended 31 March 2006, RIC had an accumulated loss of Rs.21,577.6 million, and RCIL had an accumulated loss of Rs.21,030.4 million. Although the Operating Companies have experienced growth in revenues in recent periods, this growth rate may not be indicative of future operating results and there is no assurance that the Operating Companies will be able to achieve operating profits at all.

The Government and/or other authorities have initiated several adverse actions and/or imposed substantial fines and penalties against some of the Operating Companies for alleged breach of license conditions and/or other alleged breaches of laws, rules and regulations, which if sustained may have material adverse impacts on their operations, financial condition and prospects.

The Government and/or other authorities have initiated several actions, and/or imposed substantial fines and penalties, against some of the Operating Companies for alleged breach of license conditions and/or other alleged breaches of laws, rules and regulations. There can be no assurance that the relevant Operating Companies will succeed in their defence against such actions. See "Business — Legal Proceedings".

Risks Relating to the Telecommunications Industry

Required licenses and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed.

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Operating licenses of the Operating Companies specify the services they can offer and the frequency spectrum they can utilise for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. There is no assurance that the relevant authorities will not take any action that could materially and adversely affect the operation of the Operating Companies. The operating licenses are generally renewable upon expiration. However, there is no assurance that they will be renewed or that any renewal on new terms will be commercially acceptable to the Operating Companies. If the Operating

Companies fail to renew any of their licenses, they may lose the ability to continue to operate the affected business and the realisable value of their relevant network infrastructure and related assets may be materially and adversely affected.

The deployment of networks by the Operating Companies requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. The Operating Companies have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require them to seek alternative cell sites and/or incur considerable effort and expense where a suitable alternative cell site is not available.

There is no assurance that the difficulties the Operating Companies have experienced, or may continue to experience, in obtaining required approvals or permits will not materially and adversely affect their financial condition, results of operations and prospects.

Some of the licenses impose network build-out and other operating targets and conditions, and the Operating Companies may be subject to fines or the licenses could be revoked if they fail to meet these conditions.

The rules of some government regulatory authorities having jurisdiction over operations of the Operating Companies require them to meet specified network build-out requirements and schedules. In addition, their licenses typically require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause them to expend more resources than otherwise budgeted for a particular network build-out. There is no assurance that the Operating Companies will be able to fully comply with the terms and conditions of these licenses and permits. Failures by the Operating Companies to comply with applicable law with respect to required licenses, permits or consents could materially and adversely affect the financial condition, results of operations and prospects of the Company and the Operating Companies.

Rapid technological changes may increase competition and render technologies, products or services of the Operating Companies obsolete.

The telecommunication services industry is characterised by rapid technological change and significant capital requirements. Given the fast pace of technological innovation in the telecommunication sector, the Operating Companies face the risk of technology becoming obsolete and may need to invest significantly large amounts to upgrade their networks or use new technologies. There is no assurance that the services enabled by new technologies will be accepted by customers to the extent required to generate an acceptable rate of return. In addition, the Operating Companies face the risk of unforeseen complications in the deployment of these new services and technologies, and there is no assurance that the estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of the Operating Companies' services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability. Any such charge could materially and adversely affect their financial condition and the results of the operations.

The Operating Companies are dependent on interconnection with their competitors' networks and associated infrastructure as well as roaming arrangements with other telecommunications operators.

The ability of the Operating Companies to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon their interconnection arrangements with other telecommunications operators. In particular, they are dependent on interconnection with their competitors'

mobile and fixed-line networks and associated infrastructure for the successful operation of business. The framework by which interconnection charges are made is regulated by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of the interconnection agreements. There is no assurance that the Operating Companies will be able to maintain their interconnection agreements on terms that are commercially acceptable or that any material increase in the interconnection expenses would not have a material adverse effect on the financial condition and the results of operations of the Operating Companies.

The Operating Companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators' customers roam on their networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, roaming revenues and profits of the Operating Companies may be materially reduced, and the customer base may also be impacted.

The ability to deliver services by the Operating Companies may be interrupted due to a systems failure or shutdown in the networks.

Services of the Operating Companies are currently carried through the mobile and fixed-line telecommunications networks, as well as through their transmission networks comprised of optical fibre cable, microwave, submarine cable and satellite transmission links. These networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, floods, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of the networks, servers, or any link in the delivery chain that results in an interruption in the operations or an interruption in the provision of any of the services of the Operating Companies, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage the ability to attract and retain subscribers and materially and adversely affect their financial condition, results of operations and prospects.

The spectrum allocated to the Operating Companies may be insufficient for the expansion of their mobile telecommunications business.

The operation of mobile telecommunications networks of the Operating Companies is limited by the amount of spectrum allocated to them in the jurisdictions where they operate. Allocation of spectrum is determined by the relevant governmental authorities. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. The current spectrum allocation may not be sufficient for expected subscriber growth going forward, and the future profitability of the Operating Companies may be materially and adversely affected if their allocated spectrum proves inadequate in the future for the expansion of their mobile telecommunications business.

The Operating Companies may be adversely affected by changes in the tariff structures for their services.

The Operating Companies are subject to regulations on their tariff structures. There can be no forecast or assurance on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on the business of the Operating Companies. There is no assurance that the business, financial condition and the results of operations of the Operating Companies will not be materially and adversely affected by any government-mandated or other tariff adjustments in the future.

The business of the Operating Companies relies on sophisticated billing and credit control systems, and any problems with these systems could interrupt the operations.

Sophisticated billing and credit control systems are critical to the ability of the Operating Companies to increase revenue streams, avoid revenue losses, monitor costs and potential credit problems and bill their

customers properly and in a timely manner. New technologies and applications are expected to create increasing demands on billing and credit control systems. Any damage or interruptions in operation or failure of servers, which are used for the billing and credit control systems of the Operating Companies, could result in an interruption in their operations, and this in turn could materially and adversely affect their financial condition, results of operations and prospects.

The ability to provide commercially viable telecommunications services depends, in part, upon various intellectual property rights owned by the Operating Companies and those licensed from third parties.

The Operating Companies rely on third-party licenses and other intellectual property arrangements to enable them to carry on their business. Network elements and telecommunications equipments including hardware, software and firmware deployed on the network of the Operating Companies are licensed and/or purchased from various third parties, including from vendors with the intellectual property rights to use these elements and equipments. Although the warranties, indemnities and the right of termination in the event of any breach or threatened breach of any intellectual property rights are provided in the respective agreements, there is no assurance that the intellectual property rights owned by or licensed to the Operating Companies will not be challenged or circumvented by competitors or other third parties, or that the relevant intellectual property rights are valid, enforceable or sufficiently broad to protect the interest or will provide them with any competitive advantage. Any loss or withdrawal of those intellectual property rights could affect the ability of the Operating Companies to provide their services and could adversely affect their financial condition, results of operations and prospects.

The Operating Companies face significant and intense competition in their markets, which could result in decreases in current and potential customers, revenues and profitability.

The Operating Companies face significant competition in their markets. In particular, competition is expected to intensify among providers of mobile telecommunications services, and this will continue to drive prices for services and handsets lower. In addition, number portability requirements, which would enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, may be introduced in the markets in which the Operating Companies operate in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase the marketing, distribution and administrative costs of the Operating Companies, slow growth in the subscribers and reduce their revenues. As a substantial number of the subscribers of the Operating Companies are prepaid, they do not have long-term contracts with those subscribers and are more susceptible to subscriber churn in these markets.

The market position of the Operating Companies will also depend on effective marketing initiatives and their ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the markets in which the Company operates. Any failure by the Operating Companies to compete effectively, including in terms of pricing of services, acquisition of new subscribers and retention of existing subscribers, could have a material adverse effect on their financial condition and the results of operations.

Intellectual property rights in the brands.

Some of the Operating Companies do not own all of their intellectual property rights in the brand names used by them for marketing their services. If any of the brands under which the Operating Companies operate become unavailable, they could face disruptions in their operations and, as a consequence, their financial condition and the results of their operations could be materially and adversely affected.

The Company may encounter risks and incur losses with respect to the expansion of its broadband business.

The Company intends to grow RIC's broadband business by expanding its customer base particularly in the residential consumer segment in the near future. Such expansion will require substantial capital expenditures. The Company's ability to manage such expansion and the risks associated with it, will depend upon the Company's ability to monitor its operations, technological advancement and market demands for various broadband services. Although the Company expects there will be sufficient market demand for such residential broadband services, there can be no assurance that such expansion will be successful or profitable.

The Operating Companies depend on certain key personnel, and their business and growth prospects may be disrupted if they lose the services of such personnel.

The future success of the Operating Companies is dependent upon the continued service of their key executives and employees. There is no assurance that they will be able to retain these executives and employees. If one or more of the key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, the business of the Operating Companies may be significantly disrupted and their financial condition and results of operations may be materially and adversely affected. There is no assurance that the Operating Companies will be able to attract and retain the key personnel that they will need to achieve the business objectives.

Concerns about health risks relating to the use of mobile handsets may adversely affect prospects of the Operating Companies.

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. The Company is not aware of any definitive studies showing that radio frequency emissions cause health problems, but concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which the Operating Companies conduct business, which could have a material adverse effect on their business, financial condition and results of operations. Research and studies are ongoing, and there is no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risk Factors Relating to India

Political instability or changes in the Central Government could adversely affect economic conditions in India and consequently the Company's business.

The Company and its Operating Companies are incorporated in India, derive most of the revenues in India and substantially all of its and their respective assets are located in India. Consequently, the Operating Companies' performance and the market price and liquidity of the GDRs and the Shares may be affected by changes in exchange rates and controls, interest rates, government policies, taxation, social and ethnic instability and other political and economic developments affecting India.

The Central Government has traditionally exercised and continues to exercise a significant influence over many aspects of the economy. The business of the Operating Companies, and the market price and liquidity of the Shares and the GDRs may be affected by interest rates, changes in Central Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Central Governments have pursued policies of economic liberalisation and financial sector reforms. The Central Government dissolved parliament in February 2004 and following the general elections held during April and May 2004, a new coalition Government, the United Progressive Alliance, led by the Indian National Congress party was formed. The new cabinet was sworn in on 22 May 2004. The current Prime Minister of India is Dr. Manmohan Singh, a former finance minister and Mr. P. Chidambaram is the current finance minister. The Central Government has announced its general intention to continue India's

current economic and financial sector liberalisation and deregulation policies and encourage infrastructure projects. However, there can be no assurance that such policies will be continued, and a significant change in the Central Government's policies, in particular, those relating to infrastructure development in India, could affect business and economic conditions in India and could also adversely affect the Company's and its Operating Companies' financial condition and results of operations.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which the business of the Operating Companies depends on.

India has experienced communal disturbances, terrorist attacks and riots during recent years. If such events recur, the Operating Companies' operational and marketing activities may be adversely affected, resulting in a decline in their income.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighbouring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq and Afghanistan. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including the GDRs and Shares.

A slowdown in the economic growth in India could cause the business of the Operating Companies to suffer.

The performance and the growth of the operating company businesses are necessarily dependent on the health of the overall Indian economy. The Indian economy has shown sustained growth over the last several years with real GDP growing at 6.5 per cent. in the year ended 31 March 2005, 8.5 per cent. in the year ended 31 March 2004 and 4.0 per cent. in the year ended 31 March 2003. However, the growth in industrial production in India has been variable. Any slowdown in the Indian economy, and in particular in the demand for housing and infrastructure, or future volatility of global commodity prices, could adversely affect the Operating Companies' business. In addition, increases in the prices of oil and petroleum products could result in increased inflation, thereby curtailing the purchasing power of the customers.

Investors may have difficulty enforcing foreign judgments against the Company or its management.

The Company is a limited liability company incorporated under the laws of India. Substantially all of its directors and executive officers are residents of India and a substantial portion of its assets and the assets of such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons outside India or to enforce judgments obtained against such parties outside India.

Recognition and enforcement of foreign judgments are provided for under Section 13 of the Code of Civil Procedure, 1908 of India (as amended) (the "Code") on a statutory basis. Section 13 and Section 44A of the Code provide that a foreign judgment shall be conclusive regarding any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognise the law of India in cases in which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and (vi) where the judgment sustains a claim founded on a breach of any law in force in India.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Section 44A of the Code provides that where a foreign judgment has been rendered by a superior

court within the meaning of that section in any country or territory outside India which the Central Government has by notification declared to be in a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United Kingdom has been declared by the Central Government to be a reciprocating territory, but the United States has not been so declared. A judgment of a court in a jurisdiction which is not a reciprocating territory may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to execute such a judgment or to repatriate outside India any amount recovered.

There may be less company information available in Indian securities markets than in securities markets in other more developed countries.

There is a difference between the level of regulation, disclosure and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other more developed economies. The SEBI is responsible for ensuring and improving disclosure and other regulatory standards for the Indian securities markets. The SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in more developed economies. As a result investors may have access to less information about the business, results of operations and financial conditions, and those of the competitors that are listed on the BSE and the NSE and other stock exchanges in India on an ongoing basis than investors may have in the case of companies subject to reporting requirements of other more developed countries.

There is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in certain Organisation for Economic Cooperation and Development ("OECD") countries. The SEBI received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, the SEBI has prescribed certain regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities markets. However, there may still be less publicly available information about Indian companies than is regularly made available by public companies in certain OECD countries.

The market value of your investment may fluctuate due to the volatility of the Indian securities markets.

Indian securities markets are more volatile than the securities markets in certain countries which are members of the OECD. Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges (including the BSE and the NSE) have experienced problems which, if such or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies,

stock exchanges and other regulatory bodies, which in some cases may have a negative effect on market sentiment.

Significant differences exist between Indian GAAP used throughout the Company's financial information and other accounting principles, such as U.S. GAAP, with which investors may be more familiar.

The Company's financial statements are prepared in conformity with Indian GAAP, consistently applied during the periods stated, except as provided in such report, and no attempt has been made to reconcile any of the information given in these Listing Particulars to any other principles or to base it on any other standards. Indian GAAP differs from accounting principles and auditing standards with which prospective investors may be familiar in other countries such as U.S. GAAP. See "Summary of Significant Differences between Indian GAAP and U.S. GAAP".

Risks Associated with the GDRs and the Shares

There may be no active market for the GDRs, which may cause the price of the GDRs to fall

No assurance can be given as to the liquidity or sustainability of the trading market for the GDRs, the ability of holders of the GDRs to sell their GDRs or the price at which holders of the GDRs will be able to sell their GDRs. If a market for the GDRs fails to be sustained, the trading price of the GDRs could fall. In addition, it is possible that the GDRs could trade at prices that may be lower than the initial offering price of the GDRs. The Managers have no obligation to make a market for the GDRs. The market for debt and equity securities in emerging markets has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the GDRs. There can be no assurance that the markets for the GDRs, if any, will not be subject to similar disruptions. Any disruptions in these markets may have an adverse effect on the market price of the GDRs.

GDR holders will bear the risk of fluctuations in the price of the Shares

The market price of the GDRs is expected to be affected by fluctuations in the market price of the Shares. It is impossible to predict whether the price of the Shares will rise or fall. Trading prices of the Shares will be influenced by, amongst other things, the Company's financial condition, results of operations and political, economic, financial and other factors. Any decline in the price of the Shares may have an adverse effect on the liquidity and market price of the GDRs.

Future issues or sales of the Shares may significantly affect the trading price of the GDRs and the Shares, and the interests of the holders of GDRs and Shares will be diluted to the extent of any future issues of Shares.

The future issue of Shares or the disposal of Shares by any of the Company's major shareholders or the perception that such issues or sales may occur may significantly affect the trading price of the GDRs and the Shares. There is no restriction on the Company's ability to issue Shares or the shareholders' ability to dispose of their Shares, and there can be no assurance that RCL will not issue Shares or that any shareholder will not dispose of, encumber or pledge its Shares.

The ability of holders of GDRs to sell any Shares withdrawn from the GDR depositary facility to a resident of India may be subject to delays if specific RBI approval is required

Under current Indian regulations and practice, the RBI must approve the sale of equity shares underlying GDRs by a non-resident of India to a resident of India, the conversion of the rupee proceeds from such sale into foreign currency and repatriation of that foreign currency from India unless the sale is made on a stock exchange in India through a stockbroker at the market price.

As foreign exchange controls are in effect in India, the RBI will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Required approval from the RBI or any other government agency may not be obtained on terms favourable to a non-

resident investor or at all. There is no guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in the Shares may be prevented from realising gains during periods of price increases or limiting losses during periods of price declines.

Investors who exchange GDRs for the underlying equity shares and are not holders of record will be required to declare to the Company details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause the Company's GDRs to trade at a premium or discount to the equity shares. See "Foreign Investment and Exchange Controls". A person resident outside India (including a Non-Resident Indian) is generally permitted to transfer by way of a sale the shares held by him to any other person resident in India without the prior approval of the RBI or the FIPB. However, it should be noted that the price at which the aforesaid transfer takes place should be in accordance with the pricing guidelines prescribed by SEBI/RBI in this regard. The RBI has published a circular dated 4 October 2004 prescribing the pricing guidelines in the case of the sale of shares by a non-resident to a resident. The guidelines stipulate that, where the shares of an Indian company are traded on a stock exchange:

(i) the sale may be at the prevailing market price on the stock exchange if the sale is effected through a merchant banker registered with SEBI or through a stockbroker registered with that stock exchange; and

(ii) if the transfer is other than that referred to above, the price shall be arrived at by taking the average quotations (average of daily high and low) for one week preceding the date of application with a 5 per cent. variation. However, if the Shares are being sold by a foreign collaborator or a foreign promoter of the Company to the Company's existing Promoters in India with the object of passing management control in favour of the resident promoters, the proposal for sale may be considered at a price which is higher, up to a ceiling of 25 per cent. above that which has been calculated on the basis set out above.

Holders of GDRs may be restricted in their ability to exercise pre-emptive rights under Indian law and thereby may suffer future dilution of their ownership position

Under the Indian Companies Act 1956 (the "Companies Act"), a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by adopting a special resolution passed by 75 per cent. of the shareholders present and voting at a general meeting or a simple majority resolution is passed by the shareholders present and voting and the Central Government has granted its approval for the same.

Owners of GDRs in the United States may not be able to exercise pre-emptive rights for equity shares underlying the GDRs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. RCL is not obliged to prepare and file a registration statement and any decision to do so will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of the Company's GDRs to exercise their pre-emptive rights and any other factors that the Company deems appropriate to consider at the time the decision must be made. The Company may elect not to file a registration statement related to pre-emptive rights otherwise available by law to its shareholders, and there may not be an available exemption from those registration requirements that would enable owners of GDRs in the United States otherwise to participate. In the case of future issuances subject to pre-emptive rights, the new securities may be issued to the Depositary, which may sell the securities for the benefit of the holders of the GDRs. The value, if any, the Depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of GDRs are unable to exercise pre-emptive rights granted in respect

of the equity shares represented by their GDRs, their proportional interests in the Company would be reduced. See "Terms and Conditions of the Global Depositary Receipts".

Holders of GDRs are restricted in their ability to vote

Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights.

The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings. See "Description of the Shares — Transfers of Shares". Holders of the GDRs may face uncertainties in their ability to withdraw shares from the GDR depositary facility and any such withdrawal may be subject to delays.

Because of restrictions under Indian law, and as set out in the Deposit Agreement, the supply of GDRs will be limited. See "Terms and Conditions of the Global Depositary Receipts". Redeposits of withdrawn Shares are permitted under the Deposit Agreement in accordance with Indian law. See "Foreign Investment and Exchange Controls". The market prices for GDRs and Shares may move independently of each other and either may be significantly higher than the other. In addition, the Depositary will not deliver Shares to holders of GDRs presenting such GDRs for withdrawal unless it has received written confirmation from the Company that such Shares have been listed for trading on the applicable stock exchange in India. See "Terms and Conditions of the Global Depositary Receipts".

Fluctuations in the exchange rate between the rupee and the U.S. dollar may have a material adverse effect on the value of the GDRs or the Shares, independent of the Company's operating results

The price of the GDRs will be quoted in U.S. dollars. The Shares are quoted in rupees on the BSE and the NSE. Dividends in respect of the Shares will be paid in rupees and subsequently converted into U.S. dollars for distribution to GDR holders. GDR holders who seek to sell in India any Shares withdrawn upon surrender of any GDR, and to convert the rupee proceeds of such sale into foreign currency and remittance in such foreign currency from India, will require the approval of the RBI for each such transaction (unless such Shares are sold on a stock exchange in India on which the Shares are listed). A delay in obtaining such approval might adversely affect the rate of exchange available for such conversion.

The exchange rate between the rupee and the U.S. dollar has changed substantially in the last two decades and may fluctuate substantially in the future. On an annual average basis, the rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the rupee began appreciating relative to the U.S. dollar, such that, as per the cable transfer buying rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York, the rupee gained approximately 12.5 per cent. of its value relative to the U.S. dollar from a rate of Rs.49.06 = U.S.$1.00 in May 2002, to a rate of Rs.43.62 = U.S.$1.00 as at 31 March 2005. As at 31 March

2006, the cable transfer buying rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York was Rs.44.48 = U.S.$1.00, a 2 per cent. decrease against the rate as of 31 March 2005 stated above.

Fluctuations in the exchange rate between the rupee and the U.S. dollar will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the Shares represented by the GDRs. In addition, fluctuations in the exchange rate between the rupee and the U.S. dollar will affect the U.S. dollar equivalent of the rupee price of the Shares on the Indian Stock Exchanges and, as a result, are likely to affect the prices of the GDRs. Such fluctuations will also affect the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any Shares withdrawn from the Depositary under the Deposit Agreement. There can be no assurance of the rate at which holders of GDRs will be able to convert rupee proceeds into U.S. dollars or any other currency.

There are restrictions on daily movements in the price of the Shares, which may adversely affect a holder's ability to sell, or the price at which it can sell, Shares or GDRs at a particular point in time

The Company is subject to a daily circuit breaker imposed by all stock exchanges in India which does not allow transactions beyond a certain volatility in the price of the Shares. This circuit breaker operates independently of the index-based market-wide circuit breakers generally imposed by the SEBI on Indian stock exchanges. The percentage limit on the Company's circuit breaker is set by the stock exchanges based on the historical volatility in the price and trading volume of the Shares. The stock exchanges do not inform the Company of the percentage limit of the circuit breaker from time to time, and may change it without the Company's knowledge. This circuit breaker effectively limits the upward and downward movements in the price of the Shares on a day to day basis and therefore affects price movements in the GDRs represented by the Shares. As a result of this circuit breaker, there can be no assurance regarding the ability of GDR holders or Shareholders to sell the GDRs or the underlying Shares or the price at which GDR holders and Shareholders may be able to sell their GDRs or underlying Shares at a particular point in time.

MARKET PRICE INFORMATION

RCL's Shares have been listed on the BSE and the NSE since 6 March 2006. The BSE is the principal stock exchange of the Company for regulatory purposes. The Company does not intend to make an application to list the Shares underlying the GDRs on the Luxembourg Stock Exchange.

On 27 June 2006, the closing price of the Company's Shares on the BSE was Rs.218.05 per Share and on the NSE was Rs.217.80 per Share. The table below sets forth, for the periods indicated, the high and low closing prices for the Company's Shares on the BSE and the NSE and the average volume of trading activity for the Company's Shares on the BSE and the NSE.

	BSE			NSE		
	Closing price of shares		Average Daily Trading	Closing price of shares		Average Daily Trading
Calendar Period	**High**	**Low**	**Volume**	**High**	**Low**	**Volume**
	(Rs.)		*(Shares)*	*(Rs.)*		*(Shares)*
2006						
March (from 6 March 2006)	326.80	289.95	6,845,109	326.95	289.85	11,911,706
April..	320.05	273.25	3,076,547	320.60	272.30	6,157,757
May...	340.35	266.95	2,739,875	340.95	266.65	5,551,585
June (up to 28 June 2006)	260.50	194.70	2,830,593	260.60	195.75	5,567,145

Source: NSE and BSE

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information with respect to the exchange rate between the rupee and the U.S. dollar (in rupees per U.S. dollar) since 1 January 2002 based on the cable transfer buying rupee/dollar exchange rate quoted by the Federal Reserve Bank of New York on the last day of each month. On an average annual basis, the rupee consistently declined against the U.S. dollar from 1980 until 2002. In 1991, the Central Government adjusted the rupee downward by an aggregate of approximately 20 per cent. against the U.S. dollar as part of an economic package designed to overcome an external payment crisis. In 1994, the rupee was permitted to float fully for the first time. The Reserve Bank of India's U.S. dollar/rupee reference rate as at 31 December 2005 was Rs.45.07 = U.S.$1.00, and as at 31 March 2006 was Rs.44.61 = U.S.$1.00 and as of 31 July 2006 was Rs.46.51 = U.S.$1.00. No representation is made that the rupee amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated, any other rate or at all.

	Exchange Rate Rs./U.S.$			
Year ended 31 December	**Period End Buying Rate**	**Average[1]**	**High**	**Low**
2002	48.00	48.62	49.07	47.96
2003				
First quarter	47.53	47.67	48.10	47.53
Second quarter	46.40	46.95	47.46	46.40
Third quarter	45.78	45.94	46.49	45.72
Fourth quarter	45.55	45.57	45.95	45.29
2004				
First quarter	43.40	44.68	45.68	43.40
Second quarter	45.99	45.31	46.21	43.40
Third quarter	45.91	46.22	46.45	45.66
Fourth quarter	43.27	44.35	45.87	43.27
2005				
First quarter	43.62	43.59	43.82	43.28
Second quarter	43.51	43.53	43.72	43.21
Third quarter	43.94	43.61	44.00	43.05
Fourth quarter	44.95	45.32	46.26	44.00
2006				
January	43.96	44.20	44.92	43.89
February	44.21	44.23	44.54	44.10
March	44.48	44.34	44.58	44.09
April	44.86	44.82	45.09	44.39
May	46.22	45.20	46.22	44.69
June	45.87	45.88	46.25	45.50
July (up to 28 July 2006)	46.53	46.36	46.83	45.84

Source: Federal Reserve Bank of New York

Note:

(1) Average for the year or quarter was determined as an average of month-end buying rates during the respective period and the average for the month was determined as an average of the daily noon buying rate in that month.

CAPITALISATION

The following selected data has been derived from the Pro Forma Financial Statements included elsewhere in these Listing Particulars and sets forth the Company's pro forma capitalisation and total debt as of 31 March 2006, as adjusted to give effect to the issuance of U.S.$500,000,000 Zero Coupon Convertible Bonds due 2011 by RCL on 9 May 2006. The Company announced a comprehensive reorganisation plan to increase its interest in all of the Operating Companies to 100 per cent. RIC is expected to merge with the Company and become an operating division of the Company, while RCIL and RTL are expected to become wholly owned subsidiaries of the Company. The Pro Forma Financial Statements have been prepared by consolidating amalgamating companies, resultant subsidiaries and their downstream subsidiaries for the year ended 31 March 2006 by eliminating inter-company transactions. As such, there can be no assurance that the following pro forma capitalisation and total debt as of 31 March 2006 is necessarily indicative of the financial condition or results of operations of the Company had the proposed Reorganisation been completed on 1 April 2005.

This table should be read in conjunction with the Pro Forma Financial Statements as at and for the year ended 31 March 2006 and the related notes and schedules and the other financial information contained elsewhere in these Listing Particulars.

	As at 31 March 2006			
	Actual		**As Adjusted**	
	(in Rs. millions)	*(in U.S.$ millions)*[1]	*(in Rs. millions)*	*(in U.S.$ millions)*[1]
Short-term debt				
Short-term debt (excluding current portion of long-term debt)	18,906.10	425.05	18,906.10	425.05
Current portion of long-term debt	2,098.70	47.18	2,098.70	47.18
Long-term debt	82,326.70	1,850.87	104,566.70	2,350.87
Total debt	103,331.50	2,323.10	125,571.50	2,823.10
Shareholders' equity				
Equity shares par value Rs.5 each: 3,000,000,000 shares authorised; 1,223,130,422 shares subscribed and outstanding	6,115.70	137.49	6,115.70	137.49
Share suspense account	4,107.40	92.34	4,107.40	92.34
Statutory reserve fund	10.20	0.23	10.20	0.23
General reserve	106,157.00	2,386.62	106,157.00	2,386.62
Profit and loss account	990.40	22.27	990.40	22.27
Debenture redemption reserve	38.80	0.87	38.80	0.87
Minority interest	95.80	2.15	95.80	2.15
Deferred tax liability	16.00	0.36	16.00	0.36
Total shareholders' funds	117,531.30	2,642.33	117,531.30	2,642.33
Total capitalisation	220,862.80	4,965.43	243,102.80	5,465.43

Note:

(1) The translations from rupee to U.S. dollar, or U.S. dollar to rupee, as the case may be, have been made on the basis of the noon buying rate in New York City on 31 March 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of Rs.44.48 = U.S.$1.00.

(2) There has been no material adverse change in the Company's total capitalisation since 31 March 2006.

DIVIDENDS

Under the Companies Act, 1956 ("Companies Act") unless the Board of Directors (the "Board") recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders keeping their shares in dematerialised form, a list of which is provided by National Securities Depository Limited and Central Depository Services (India) Limited. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding.

Currently, the Company must pay a dividend distribution tax of 12.5 per cent. surcharge of 10 per cent. and an education cess of 2.0 per cent. of the aggregate of the income tax and surcharge (totalling 14.025 per cent.) in respect of dividends paid. These are direct taxes on the distribution of dividends payable by the Company. These taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above.

The Company has not declared any dividends since its incorporation on 15 July 2004.

PRO FORMA FINANCIAL INFORMATION

The following pro forma financial information as of and for the year ended 31 March 2006 has been prepared using significant adjustments, assumptions of the management, which have not been independently verified, which are not fully set out herein. The Company announced a comprehensive reorganisation plan to increase its interest in all of the Operating Companies to 100 per cent. RIC is expected to merge with the Company and become an operating division of the Company while RCIL and RTL are expected to become wholly owned subsidiaries of the Company. The following pro forma financial information has been prepared by consolidating amalgamating companies, resultant subsidiaries and their downstream subsidiaries for the year ended 31 March 2006 by eliminating inter-company transactions. As such, there can be no assurance that the following pro forma financial information is necessarily indicative of the financial condition or results of operations of the Company upon completion of the proposed Reorganisation.

The following selected data should be read in conjunction with the Pro Forma Financial Statements, Audited Financial Statements and schedules thereto included elsewhere in these Listing Particulars.

Solely for the convenience of the reader and to facilitate the presentation of the pro forma information, the selected data set forth below are presented in a format different from the Audited Financial Statements. This reformatting generally involves changes in the description or classification of certain amounts from those shown in the Audited Financial Statements. Neither the information set forth below nor the format in which it is presented should be viewed as comparable to information prepared in accordance with Indian GAAP, U.S. GAAP or other accounting principles.

Indian GAAP differs in certain material respects from U.S. GAAP. For a discussion of significant differences between Indian GAAP and U.S. GAAP, see "Summary of Significant Differences between Indian GAAP and U.S. GAAP".

Year ended 31 March 2006

	RIC			RCIL			RTL			Pro forma RCL	
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2006	
				(in Rs. million)						(in Rs. million)	(in U.S.$ million)
Profit and Loss Account Data Income:											
Services	27,069.6	53,870.0	86,099.2	2,426.8	7,546.9	8,515.5	3,611.9	4,529.3	6,589.4	106,272.6	2,389.2
Sales and Marketing Income	—	—	—	—	588.6	2,175.5	—	—	—	—	—
Other Income	—	—	3.3	43.1	136.0	455.6	0.2	2.7	1.4	1,390.9	31.3
Total Income	27,069.6	53,870.0	86,102.5	2,469.9	8,272.5	11,146.6	3,612.1	4,531.9	6,590.8	107,663.5	2,420.5
Expenditures:											
Cost of Sales/Access Share and Licence Fees	13,500.4	24,704.9	38,519.6	—	—	—988.4	1,196.4	1,884.5	40,404.1	908.4	
Network Operations Expenses	2,249.1	5,218.9	8,826.3	561.9	3,681.8	4,652.5	283.2	378.1	534.2	15,346.0	345.0
Salaries and Related Cost	2,300.6	4,230.8	5,644.1	75.1	133.2	119.4	143.8	174.3	252.8	8,394.3	188.7
Sales and Distribution Expenses	2,222.9	5,269.3	8,944.1	1.6	1,165.3	2,226.4	53.2	133.0	293.9	10,357.7	232.9
General and Administration Expenses	835.8	2,675.9	5,254.9	311.1	809.6	872.1	225.6	222.5	343.5	8,429.2	189.5
Total Expenditure	21,108.9	42,099.8	67,189.0	949.7	5,789.9	7,870.4	1,694.1	2,104.4	3,309.0	82,931.3	1,864.46
Operating Profit Before Interest, Administration and Depreciation	5,960.7	11,770.2	18,913.5	1,520.3	2,482.2	3,276.2	1,917.9	2,427.6	3,281.8	24,732.2	556.0
Finance Charges	—	(587.6)	1,513.0	(26.3)	(1,243.6)	533.9	518.9	350.5	229.4	2,594.7	58.3
Net Provision for Doubtful Debts	4,362.6	2,357.5	736.9	—	—	—	—	—	—	—	—
Operating Profit (Loss) before Amortisation and Depreciation	1,598.1	10,000.3	16,663.6	1,546.5	3,725.8	2,742.2	1,399.0	2,077.0	3,052.3	22,137.5	497.7
Amortisation and Depreciation	5,493.7	9,438.8	12,062.3	1,429.9	3,544.8	3,051.6	1,385.5	1,953.2	2,618.0	16,947.8	381.0
Goodwill Written Off	—	—	—	74.2	—	—	—	—	—	—	
Preliminary Expenses Written-Off	7.5	8.2	25.4	2.8	3.3	5.7	—	—	—	39.0	0.9
Profit (Loss) before Exceptional Items	(3,903.1)	553.3	4,575.9	39.6	177.7	(315.1)	13.6	123.8	434.3	5,150.7	115.8
Exceptional and Non-Recurring Items	—	—	22,612.8	—	—	20,487.4	—	—	—	374.3 8.4	
Prior Period Items	—	—	—	—	—	218.2	—	—	—	—	—
Profit before Tax	(3,903.1)	553.3	(18,036.9)	39.6	177.7	(21,020.7)	13.6	123.8	434.3	4,776.4	107.4
Provision for Current Tax	—	43.6	—	3.1	14.0	—	1.0	9.7	35.9	150.8	3.4
Provision for Fringe Benefit Tax	—	—	147.4	—	—	10.0	—	—	7.2	171.7	3.9
Deferred Tax	—	—	—	—	—	—	—	—	—	14.8	0.33
Net Profit (Loss)	(3,903.1)	509.7	(18,184.3)	36.5	163.7	(21,030.7)	12.5	114.1	391.1	4,439.1	99.8

Year ended 31 March 2006

	RIC			RCIL			RTL			Pro forma RCL	
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2006	
					(in Rs. million)					(in Rs. million)	(in U.S.$ million)
Balance Sheet Data											
Current Assets:											
Inventories	280.5	525.0	659.7	481.2	8,268.4	2,931.2	15.9 33.4	22.5	4,075.5	91.6	
Sundry Debtors............	8,378.6	9,551.8	6,784.8	251.4	653.0	1,609.6	231.6	206.5	259.9	16,808.1	377.9
Cash and Bank Balances........................	173.6	761.2	193.2	43.8	3,714.7	7,314.7	10.7	8.6	11.3	37,994.9	854.2
Other Current Assets	—	—	1,445.5	0.1	97.1	575.5	—	—	—	764.9	17.2
Loans and Advances.....	37,389.9	39,468.4	85,911.6	67,725.7	53,013.6	12,101.4	118.3	246.4	373.1	23,667.5	532.1
Total Current Assets	46,222.6	50,306.4	94,994.8	68,502.2	65,746.7	24,532.4	376.5	494.9	667.0	83,310.9	1,873.0
Current Liabilities and Provisions	27,436.0	20,821.5	50,610.5	53,344.6	67,802.6	59,913.3	912.3	1,689.3	1,712.3	98,874.4	2,222.9
Net Current Assets.........	18,786.6	29,484.9	44,384.3	15,157.6	(2,055.8)	35,380.9	(535.8)	(1,194.3)	(1,045.4)	(15,563.5)	(349.9)
Fixed Assets:											
Gross Fixed Assets	111,826.3	141,089.9	164,154.1	36,210.0	57,289.0	60,999.0	7,408.4	9,062.7	10,713.6	228,294.6	5,132.5
Less: Depreciation	5,513.0	14,951.5	27,008.0	1,849.2	5,477.3	8,612.9	2,904.0	4,855.6	7,469.8	45,756.1	1,028.7
Less: Impairment	—	—	1,082.6	—	—	733.9	—	—	—	1,816.5	40.8
Net Fixed Assets..............	106,313.3	126,138.4	136,063.5	34,360.8	51,811.7	51,652.2	4,504.3	4,207.1	3,243.8	180,722.0	4,062.9
Capital Work-in-Progress	12,258.6	24,891.9	21,184.0	5,504.5	8,638.0	6,976.0	89.5	394.7	143.4	31,304.5	703.8
Goodwill	—	—	—	—	—	—	—	—	—	2,236.8	50.3
Investments	101.9	109.2	157.8	27,351.4	29,609.4	34,092.4	31.0	30.5	0.5	22,163.0	498.3
Miscellaneous Expenditure......................	33.6	25.4	—	6.5	5.7	—	9.6	7.0	—	—	—
Profit & Loss Account.....	3,903.0	3,393.3	21,577.6	—	—	21,030.4	88.7	88.6	—	—	—
Total Assets	141,397	184,043.1	223,367.2	82,380.8	88,009.0	78,370.1	4,187.3	3,533.6	2,342.3	220,862.8	4,965.4
Loan Funds:											
Secured Loans	24,423.6	63,518.1	56,238.2	35,521.7	38,135.4	16,850.3	2,741.5	1,193.8	0.0	73,800.0	1,659.2
Unsecured Loans	—	7,693.9	23,297.9	—	2,850.7	14,497.2	770.0	1,550.0	1,250.0	29,531.5	663.9
Total Loan Funds..........	24,423.6	71,212.0	79,536.1	35,521.7	40,986.1	31,347.5	3,511.5	2,743.8	1,250.0	103,331.5	2,323.1
Shareholders' Funds:											
Share Capital....................	5,975.9	6,083.5	7,341.0	2,000.0	2,000.0	2,000.0	649.3	649.3	649.3	10,223.1	229.8
Reserves and Surplus....	110,997.5	106,747.6	105,490.1	44,859.1	45,022.9	45,022.6	26.5	140.5	443.0	107,196.4	2,409.9
Minority Interest...........										95.8	2.15
Share Application Money...........................	—	—	31,000.0	—	—	—	—	—	—	—	—
Deferred Tax Liability.....	—	—	—	—	—	—	—	—	—	16.0	0.4
Total Funds	141,397.0	184,043.1	223,367.2	82,380.8	88,009.0	78,370.1	4,187.3	3,533.6	2,342.3	220,862.8	4,965.4

DEMERGER FROM RELIANCE INDUSTRIES LIMITED

Reliance Industries Limited, a company incorporated under the laws of India ("RIL"), was reorganized by way of a demerger (the "demerger") pursuant to a scheme of arrangement under the Indian Companies Act, 1956 (the "Scheme"), *inter alia*, between RIL and the Company. The demerger and the Scheme were approved by the High Court of Bombay in India by an order dated 9 December 2005. A copy of the Scheme and of the approval of the Scheme by the High Court of Bombay are available for inspection free of charge at the offices of Deutsche Bank Luxembourg S.A.

Under the terms of the Scheme, each registered holder of equity shares in RIL (subject to certain exceptions) as at 25 January 2006 (the "Record Date") received one RCL equity share of par value Rs.5 for every RIL share held by such holder. As at the Record Date, RIL had outstanding Global Depositary Receipts representing 63,669,741 underlying RIL equity shares.

Consequently, and in accordance with the terms of the Scheme, on 27 January 2006, RCL issued 1,223,130,422 equity shares (including 63,669,741 equity shares representing the said Global Depositary Receipts) of face value Rs.5 each in respect of the outstanding RIL equity shares and, on 3 May 2006, entered into the Deposit Agreement (as subsequently supplemented on 2 August 2006) with the Depositary to enable the issuance of up to 63,669,741 Global Depositary Receipts in respect of those RCL equity shares.

Overview

As a result of the restructuring of Reliance Industries Limited, an Indian conglomerate with its principal business interests in India relating to petroleum refining, exploration and production of oil and gas, petrochemicals and telecommunications, the Company became a holding company of minority interests in the telecommunications companies formerly controlled by Reliance Industries Limited.

As of the date of these Listing Particulars, the Company has shareholdings of 45.3 per cent., 45.0 per cent. and 35.6 per cent., respectively, in RIC, RCIL and RTL.

The Company, as a holding company with limited operations of its own, has depended, to a significant extent, on the receipt of dividends from the Operating Companies. It intends to complete the acquisition of 100 per cent. equity interests in the Operating Companies pursuant to the announced Reorganisation plans described below by July 2006. Upon successful completion of the proposed Reorganisation, the Company will provide a comprehensive range of telecommunications products and services in India.

RIC is a leading provider of integrated communications services in India. RIC derives its revenues primarily from wireless services based on the CDMA technology, including national long distance calls and international long distance calls. It also operates a 54,000 kilometre submarine fibre optic cable network in international waters through its wholly owned subsidiary, Flag Telecom. Through its wholly owned subsidiary, Reliance Webstores Limited, RIC also operates a chain of Reliance WebWorld retail outlets for digital entertainment and communications products in India. RIC is also planning to grow its broadband business through providing multimedia broadband services.

RCIL operates an 80,000 kilometre-long fibre-optic network in India and engages in the procurement of mobile and fixed wireless handsets, primarily on the CDMA technology for RIC. RTL also provides wireless services in northeast, eastern and central India based on the GSM standard.

As of 31 March 2006, the Company along with its Operating Companies constituted one of the largest private sector telecommunications players in India with a customer base of approximately 20 million and its area of operations, covering approximately 54 per cent. of the Indian population, in approximately 4,500 census towns and 235,100 non-census towns and villages of India.

For the year ended 31 March 2006, giving effect to the Reorganisation as if it had occurred on 1 April 2005, the Company's net revenue amounted to Rs.107,663.5 million. As of 31 March 2006, giving effect to the Reorganisation as if it had occurred on 1 April 2005, the Company's total assets were Rs.220,862.8 million and its stockholders' equity was Rs.117,419.5 million.

History

The Company was originally incorporated in India on 15 July 2004, under the Companies Act, 1956 as a private limited liability company. Subsequently, the Company changed its status to a public limited company and changed its name to Reliance Communication Ventures Limited from Reliance Infrastructure Developers Private Limited. With effect from 7 June 2006, the Company changed its name from Reliance Communication Ventures Limited to Reliance Communications Limited. As a result of the restructuring of Reliance Industries Limited, the Company became the holding company of minority interests in the telecommunications companies formerly controlled by Reliance Industries Limited. In March 2006, the Company's shares were listed on the BSE and NSE.

Current Corporate Structure

The following chart sets forth the simplified corporate structure of the Group as of the date of these Listing Particulars:



Reliance ADA Group
Public Shareholders
38.27%
Reliance Communications
61.73%
45.34%
35.60%
Reliance Communications Infrastructure
45.71%
Reliance Infocomm
Reliance Telecom
100.00%
Flag Telecom
8.95%
55.00%
Reliance ADA Group
64.40%

Proposed Reorganisation

On 12 March 2006 the Company announced a comprehensive reorganisation plan to increase its interest in all of the Operating Companies to 100 per cent. As part of the proposed Reorganisation, RIC is expected to merge with the Company and to become an operating division of the Company while RCIL and RTL are expected to become wholly owned subsidiaries of the Company. The proposed Reorganisation will be implemented through an appropriate scheme of arrangement under Ss. 391 to 394 of the Companies Act, 1956, involving issuance of fully paid-up equity shares of Rs.5 each of the Company to the respective transferors as consideration for the proposed acquisition, and cancellation of cross-holdings, and will be subject to all necessary permissions and approvals, including approvals of shareholders, lenders, stock exchanges, High Courts of India and the relevant Indian regulatory authorities. 821.5 million Shares are to be issued to Mr. Anil D. Ambani and his associate for relinquishing their shareholdings in the Operating Companies.

Upon successful completion of the proposed Reorganisation, its paid-up equity share capital is expected to increase to 2,044.62 million shares of Rs.5 each, aggregating to Rs.10.2 billion par value.

The Company anticipates the Reorganisation will be completed by July 2006.

The following chart sets forth the simplified corporate structure of the Group upon successful completion of the proposed Reorganisation:



Reliance ADA Group
Public Shareholders
63%
37%
Reliance Communications (Reliance Infocomm)
100%
100%
100%
Reliance Communications Infrastructure
Reliance Telecom
Flag Telecom

Strengths And Competitive Advantages

The Company believes its business is characterised by the following competitive strengths:

- *Pan-India network*

  The Company along with its Operating Companies is among the few players in India with a pan-India network. The Company's (along with its Operating Companies) area of operations cover about 54 per cent. of the Indian population, in approximately 4,500 census towns and 235,100 non-census towns and villages of India. Pan-India coverage enables the Company to provide seamless roaming services, provide innovative plans like the OneIndia tariff and connect the offices of corporate customers across the country for enterprise solutions.

- *Leading market shares*

  As of 31 March 2006, the Company along with its Operating Companies constituted one of the largest private sector telecommunications players in India with a customer base of approximately 20 million. RIC is one of the leading wireless players in India with a market share of around 20 per cent. RIC is also a leading player in the international long distance market with a market share of 46 per cent., carrying about 5 billion international minutes annually.

- *Recognised brands*

  Reliance is a strong and widely recognised brand name in India. The Reliance Group has built the Reliance name for over 30 years. Within the three years since it commenced its telecommunications businesses, Reliance's brand name has established itself as one of the leading telecommunications service providers in India.

- *Diversified revenues*

  RIC is a fully integrated telecommunications service provider in India. It currently derives its substantial revenues from its wireless business and its global business (which includes international and national long distance services).

- *Integrated network and innovative product offerings*

  The extensive nature of the integrated network rolled out by RIC, which is one of the most advanced and extensive networks in India, provides a critical advantage. Firstly, it is the basis for an integrated telecom approach providing a full suite of telecommunications services ranging from wireless to wireline including voice, data and broadband. Second, the network provides affordable and high quality services based on technological leadership. Thirdly, the advanced, integrated technological backbone enables RIC to offer innovative communications products and services catering evolving customer needs. RIC has introduced a variety of value-added services involving the transmission of data together with voice traffic and plans to increase the proportion of its revenues derived from such services. RIC plans to leverage its relationship with Adlabs Film Limited, an affiliated company that produces and distributes motion pictures in India, by launching mobile games and special entertainment content for Adlabs feature film releases in India.

- *Extensive distribution network*

  RIC has one of the most extensive distribution and service networks among all telecommunication players in India, consisting of nearly 1,500 WebWorld outlets throughout India, over 6,000 service centres with multilingual capabilities, 2,365 distributors linked to 250,000 retail outlets and approximately 3,000 sales agents. RIC also has seven electronic recharge voucher distributors, 105,000 outlets and 3,000 ATMs for electronic recharge of vouchers.

Strategy

Technological developments characterised by an increasing demand for wireless services and by the convergence of technologies, such as between fixed line and wireless, between data and voice, and between communications, computing, consumer electronics, entertainment and the internet, have accelerated the pace of change in the telecommunications industry. In light of this rapidly changing operating environment, the Company intends to further enhance the ability of its Operating Companies to provide the necessary telecommunications facilities to meet the requirements of a developing market. In order to meet the challenges of competition and enhance its long-term growth prospects, the Company aims to:

- maintain its leading position in the wireless business by maximising its reach, integrated network, quality customer service and effective marketing;
- enhance the network and service infrastructure to service customers better throughout India;
- deploy wireless broadband services leveraging existing network and infrastructure; Š utilise the convergence between fixed line and wireless and between data and voice traffic and capture maximum telecommunications revenue potential by offering innovative bundled products across wireless, fixed-line and data services;
- position itself as a global telecommunications carrier by establishing points of presence in other countries through its international subsidiaries such as Flag Telecom;

- expand its customer base by investing in value added broadband services such as video on demand, cable television, online gaming, video chat and conferencing, digital movies and music utilising its existing intra-city backbone and through its last mile connectivity;
- invest in development of 3G mobile telecommunications operations in India; and
- examine opportunities to grow through acquisitions and investments in India and overseas.

Business

Upon successful completion of the proposed Reorganisation, the Company will offer a comprehensive range of telecommunications products and services.

The following table sets forth operating revenues of each Operating Company for the three years ended 31 March 2006:

	For the year ended 31 March		
	2004	2005	2006
		(in Rs. millions)	
Reliance Infocomm Limited	27,069.7	53,870.0	86,099.2
Reliance Communications Infrastructure Ltd.	2,426.8	8,135.5	10,691.0
Reliance Telecom Ltd.	3,611.9	4,529.3	6,589.4

Reliance Infocomm Limited

RIC is a fully integrated telecommunications service provider in India. RIC has preserved its leading position in the telecommunications sector largely due to its significant subscriber base. RIC has a subscriber base in excess of 18 million of the combined fixed line and wireless subscribers in the country as of 31 March 2006. RIC's registered office is located at Reliance House, Nr. Maradia Plaza, Off C.G. Road, Ahmedabad – 380 006. The current authorised share capital of RIC is Rs.15,000,000,000 consisting of 10,000,000,000 equity shares of Rs.1 each and 5,000,000,000 preference shares of Rs.1 each, of which 7,041,049,150 equity shares of Rs.1 each and 300,000,000 9 per cent. Cumulative Redeemable Preference Shares of Rs.1 each have been issued and are fully paid up. The Company currently holds 3,192,585,350 equity shares of Rs.1 each of RIC, which have been valued in the Company's Pro Forma Financial Statements in the amount of Rs. 92,397,731,179. In addition there are no material amounts owed to the Company by RIC or by the Company to RIC. RIC has never declared a dividend.

The following table sets forth the contribution of each business group to RIC's revenues for the three years ended 31 March 2006:

	For the year ended 31 March		
	2004	2005	2006
		(in Rs. millions)	
Wireless business	24,638.2	40,820.7	63,252.8
Global business			
International long distance services	3,732.2	13,095.1	21,239.9
National long distance services	4,565.8	12,941.3	18,553.4

	For the year ended 31 March		
	2004	2005	2006
	(in Rs. millions)		
International operations	7.1	523.7	2,310.6
Broadband business	81.5	1,329.4	2,425.5
Other income	—	—	3.3
(Elimination of inter divisional revenue)	(5,955.1)	(14,840.2)	(21,683.2)
Total	27,069.7	53,870	86,102.5

Wireless Business

RIC is one of the largest wireless network operators in India with a market share of approximately 20 per cent. of the wireless market based on approximately 90 million wireless subscribers and approximately 6.6 million wireless fixed subscribers as of 31 March 2006. RIC launched CDMA based wireless services and fixed wireless phone services under the Reliance IndiaMobile brand in 2002 and 2003, respectively. In order to increase its subscriber base, RIC has pursued a market strategy of making wireless services affordable and lowering the entry cost of acquiring a mobile phone. For example, it offered a competitive handset price of approximately Rs.1,800 compared to the price of Rs.6,500 offered in the market in the first half of 2004. Furthermore, RIC offers approximately 19 models of CDMA based handsets.

RIC currently derives its revenues primarily from the sale of its wireless services prepaid cards and expects the number of its prepaid subscribers to grow. Of 15 million wireless subscribers of RIC as of 31 March 2006, prepaid subscribers accounted for approximately 75 per cent.

The following table sets forth key measures of RIC's wireless service business as of and for the periods indicated:

	2004	2005	2006
Number of wireless subscribers (in millions)	7.0	10.6	18.5
Estimated market share[(1)]	19.6%	18.8%	18.8%
Wireless revenues (in Rs. millions)	24,638.2	40,820.7	63,252.8
Percentage of wireless revenues to total operating revenues	75%	59%	59%

Note:

(1) Market share is determined by dividing the number of RIC subscribers in India by the total number of wireless subscribers in India.

Products and services

RIC markets CDMA based wireless services under the Reliance IndiaMobile brand. RIC was the first Indian company to introduce pre-paid CDMA, virtual SIM (starter kit), incoming only plans and "OneIndia" tariffs, 40 paise per minute to call within the its wireless network across India. RIC offers a full range of CDMA based wireless voice and data communications services in India, including:

- basic and value-added wireless voice and data services;
- roaming and international long-distance calling services;
- wireless internet-enabled services;
- basic and value-added radio paging services; and
- public call office and payphone.

RIC's fixed wireless phones are offered under the RelianceHello brand. Fixed wireless phones provide wireless high speed internet connectivity with built-in modem at the speed of up to 115 kbps. No separate ISP connection is required and fixed wireless phones support short message service ("SMS"), built-in caller ID, voice mail, phone book, speaker phone and other features.

RIC has the capacity to offer wireless internet services in over 3,684 towns and cities in India compared to less than 25 towns and cities offered by some of its competitors. It offers an internet connection speed of up to 144kbps as compared to 9.6 or 56kbps offered by its competitors. Over 35,000 customers access the internet over the wireless network of RIC and RIC provides services to approximately 250 multi-national corporations, over 600 Indian large enterprises and over 10,000 Indian small and medium-sized enterprises. Over 500 ATMs, 3,000 POS terminals and 75 per cent. of lottery terminals use the services of RIC. RIC offers nationwide global roaming services under agreements with international GSM and CDMA operators.

Subscriber base, average revenue per user ("ARPU") and churn

RIC derives its revenues primarily from the sale of its wireless services prepaid cards and expects the number of its prepaid subscribers to grow. Of 15 million wireless subscribers of RIC as of 31 March 2006, prepaid subscribers accounted for more than 75 per cent. RIC added over 1 million subscribers per month during the period from December 2005 to March 2006 as a result of its market strategy of making wireless affordable and lowering the entry cost of acquiring a mobile phone. ARPU is computed for each quarter by dividing the revenues for the relevant services for the quarter by the average of the number of subscribers at the beginning and at the end of the quarter. Net quarterly ARPU is calculated based on revenues net of access, interconnection and termination costs, access fees and spectrum charges.

In the years up to 31 March 2005, RIC experienced a substantial and rapid increase in the number of the subscribers which resulted in a high level of ARPU due to a number of service disconnections and delinquent accounts associated with various billing problems. RIC believes the problems it encountered will not re-emerge. In the year ended 31 March 2006 RIC's ARPU has remained fairly constant each quarter at Rs.342, Rs.368, Rs.371 and Rs.324, respectively. Its net ARPU also remained constant each quarter in the year ended 31 March 2006 at Rs.225, Rs.240, Rs.254 and Rs.219, respectively.

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of post-paid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a quarter.

Historically, a prepaid subscriber was recognised as an active subscriber when that subscriber activated and used the SIM card in the handset, which already contains Rs.100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Rs.10 to Rs.10,000 or, by purchasing additional air time by reloading in the denominations of Rs.10 to Rs.10,000. Reloads have validity period ranging from one day to two months, depending on the amount reloaded. As the CDMA handsets are manufactured for a specific service provider and cannot be transferred to a different network, the churn has remained relatively low in the year ended 31 March 2006. The average quarterly churn rate for RIC's subscribers for the year ended 31 March 2006 was 2.2 per cent.

Tariffs

Although the wireless service providers have flexibility in setting their tariffs, the companies are required to offer their customers a reference tariff package as per the guidelines prescribed by the Telecom Regulatory Authority of India.

Prepaid tariffs for outgoing calls vary between Rs.0.40 to Rs.3.50 per minute depending on the destination called. The tariffs for sending a SMS range from Rs.0.25 to Rs.3. These tariffs are subject to 10.2 per cent. service tax.

Network

RIC has chosen CDMA as its technology for providing wireless services. CDMA is a spread spectrum technology where the information at a standard rate of 9.6 Kbit per second is spread on 1.23 MHz bandwidth. Digital codes are attached to data bits in the same spectrum along with signals from all the users. When the signal is received, the codes are removed from the specific signal and the desired signal is received at 9.6 Kbit per second. CDMA 2000—1X system, used by RIC, can support 2.3 times more simultaneous calls per MHz as compared to GSM. RIC's services are supported by 6,990 base transceiver stations providing wireless services in more than 239,000 towns in India. In order to provide connectivity to CDMA BTS's located in remote areas, islands and sites where both the fibre and microwave media are not considered financially viable, RIC has established a large VSAT network.

RIC estimates its networks carry wireless traffic of approximately 290 million minutes per day and approximately 32 million minutes per day of wireless data. RIC also has the primary position in the wireless on-incumbent public call office lines with a market share of 48 per cent. according to a report of the Telecom Regulatory Authority of India ("TRAI").

Global Business

International long distance services

RIC provides prepaid international telephone services, including international direct dialling services, calling cards, facsimile services and international corporate voice and wholesale voice services. Revenues from RIC's international long distance services amounted to Rs.21,239.9 million, 20 per cent. of RIC's operating revenues for the year ended 31 March 2006.

Within two years of commencing its international long distance business, RIC has emerged as a leading player in the international long distance market with a market share of 46 per cent., carrying about 5 billion international minutes annually. RIC has approximately 50 major international partners for inbound traffic to India and has formed partnerships with domestic carriers for outbound traffic.

In May 2004, RIC launched Reliance IndiaCall, a virtual calling service in the United States and Canada through its wholly owned subsidiary, Reliance Communications International Inc., USA. As of 31 March 2006, Reliance IndiaCall had more than 500,000 customers and accounted for approximately 30 per cent. of RIC's international long distance revenue. RIC plans to enter new markets with IndiaCall and to extend the service to enterprise customers.

The following table sets forth selected data regarding RIC's international long distance services for the three years ended 31 March 2006:

	For the year ended 31 March		
	2004	**2005**	**2006**
Total billed minutes (millions)	580	2,541	4,445

	For the year ended 31 March		
	2004	2005	2006
Growth rate (%)	—%	250%	75%
In-out ratio	80:20	91:9	85:15
International long distance revenues (in Rs. millions)	3,732.0	13,095.1	21,239.9
Growth rate (%)	—%	251%	62%

National long distance services

RIC is one of the leading providers of national long distance services in India with over 60,000 RKms of intercity backbone in a ring and mesh architecture. The extensive reach of the network and more than 620 interconnections with Bharat Sanchar Nigam Limited at local exchanges gives RIC an advantage of both quality and class of service resulting in better answer seizure ratio and longer average call duration. RIC expects that reduced national long distance carriage charges will increase its volume and in turn such increase in volume will compensate for the reduction in its carriage revenue. RIC plans to sell use of its infrastructure and bandwidth to potential national long distance operators in order to reduce its network costs and to launch retail carrier access code based national long distance services.

Revenues from RIC's national long distance services amounted to Rs.18,553.4 million, 17.0 per cent. of RIC's operating revenues for the year ended 31 March 2006.

The following table sets forth selected data regarding RIC's national long distance services for the three years ended 31 March 2006:

	For the year ended 31 March		
	2004	2005	2006
Total billed minutes (millions)	1,786	5,108	9,385
Growth rate (%)	—%	183%	84%
National long distance revenues (in Rs. millions)	4,565.8	12,941.3	18,553.4
Growth rate (%)	—%	183%	43.3%

International operations

In order to strengthen its international telecommunications business, RIC through its wholly owned subsidiary, Reliance Gateway Net Limited, acquired Flag Telecom in January 2004. Flag Telecom operates a 54,000 kilometre submarine fibre optic cable network connecting 28 countries in Asia and Europe with the United States. Flag Telecom has approximately 200 global carrier customers and service providers in approximately 28 countries with a lit capacity of up to 320 Gbps on various routes across the globe. Flag Telecom plans to implement FALCON, a new 11,500 kilometre submarine fibre optic cable network with 18 landing stations, connecting 12 countries in the Middle East and South Asia. Deregulation of the Middle East and Asian markets is likely to fuel further growth in data services. In addition, RIC believes increasing globalisation of Indian information technology, business process outsourcing and information technology enabled services industries will become key growth drivers for its international operations.

Broadband Business

RIC rolled out its wireline services, Reliance BroadBand, in May 2004 and currently provides broadband internet services in 29 cities in India. RIC intends to leverage its fibre optic telecommunications infrastructure to provide broadband services in at least 200 cities in India. RIC expects its broadband service expansion will require capital expenditures in the range of U.S.$300 million to U.S.$350 million per year over the next three years. Its last mile connectivity to its customers is provided through its fibre optic network wherever feasible.

RIC currently offers voice, internet, data ports and conferencing services in India. In the coming months, RIC plans to offer other consumer broadband services including broadband applications spanning IP television, video on demand, cable television, online gaming, video chat, videoconferencing, digital movies and digital music. RIC has piloted these services in Reliance Group's Jamnagar complex. RIC intends to achieve desired competitive positioning by utilising its existing intra-city backbone, expanding the customer base through its last mile wire and offering a digital distribution network with voice, video and data services.

RIC's broadband business is primarily categorised, based on their broadband requirements, into (i) enterprise segment (large, medium and small enterprises) and (ii) consumer segment.

Enterprise segment

The enterprise segment comprises of businesses that use telecommunications facilities (both voice and data) to enhance their productivity. This segment is further divided into corporate named accounts (comprising large to medium businesses), small businesses and government. This segment also caters to the needs of wholesalers or carriers such as internet service providers, internet data centres, access service providers, wireless service providers and basic service providers, all of whom use telecommunications facilities to sell other applications and services using RIC's infrastructure. To cater to the high bandwidth requirements of the enterprise segment, RIC uses its fibre optic network, including the last mile.

RIC believes it has two key competitive advantages in this segment. First, its nation wide presence enables RIC to connect the offices and branches of corporate customers across the country. In addition, RIC's strategy to commit network and product performance service level agreements to corporations, currently not offered by any operator, has been a key competitive advantage in this segment. RIC is well positioned to provide these service level agreements by virtue of its integrated operations through its integrated network, as it is not dependant on any other operators. Enterprise broadband services have created a niche by offering innovative products like Reliance single number, which enables a customer to access a company or call centre by dialling a single number, digital electronic news gathering, international private leased circuit and pay per use.

RIC currently provides various voice services. "Biz Class Centrex" offers digital private branch exchange functions without having to invest in and maintain any equipment. Its functions include direct inward dialling, free intercom calling, voice mail and attendant console, allowing every user to have a direct number and a direct line without going through an operator. "One Citywide Centrex" offers a free intercom calling service between two or more offices in the same city. "Countrywide Similar Board Number" allows one telephone number to be shared by offices in different cities. "Reliance Single Number" allows the customer to be directed to a single office or a call centre by dialling a single number or toll free number across the nation.

RIC also provides value added services, including "Friends of the Firm" with discount rates for customers who are using two to three different numbers, choice of a single bill or split bill across products and locations, "On Net Tariff schemes" allowing free calls to be made to Reliance numbers and ready-to-use on demand audio conferencing, a virtual conference bridge for a 10 party audio conferencing service without any reservation.

With the ring architecture in access and core RIC's data services offer scalability up to 1 gigabyte per second with its gigabit ethernet, synchronous digital hierarchy and local multichannel distribution service capable of

high speed network. RIC's 172 multi protocol label switching points of presence and national 3G1X footprint allow it to handle voice, video and data. RIC's network also provides one of the lowest overall latency on internet and connectivity between different networks with services through Flag Telecom.

RIC offers various services to its customers, including end-to-end networking, internet data centre facilities and networking operating centres, and online services such as customer network management that shows the bandwidth and speeds which are available to customers.

Consumer segment

This business segment targets households and small office and home office markets. Primarily this is a voice market with only marginal data demand. Although there are more than 5.2 million dial-up internet subscribers in India, India has less than 600,000 customers with broadband connectivity. RIC expects the number of consumer broadband users to increase significantly as the price of personal computers drops to affordable levels. RIC's consumer broadband services, such as triple play-voice, video and data, are currently undergoing trials in a few thousand homes. Various technology options are being evaluated prior to the commercial rollout of services on a large scale. The consumer broadband will share the same fibre optic network with the enterprise broadband service. RIC's services currently offered to its consumer segment customers include mobile handset emulator featuring phone book, call history, dial back from caller ID and missed calls. "Friends of the Firm" provides discount rates for customers who are using two to three different numbers. "Net Tariff" schemes allows free calls to be made to Reliance numbers. "Neighbourhood Call Club", a prepaid phone line service which provides free phone calls the members of the club. First converged prepaid combo which provides plans at reduced rates. RIC offers an online data speed selection service that allows customers to choose their connection speed and paying different price depending on their selection.

Marketing and sales

The Company believes RIC enjoys strong recognition among consumer customers in India as the national brand. RIC generally markets its international and national telephone services and its data services under the "Reliance" brand name and its wireless services under the "Reliance IndiaMobile" brand name. Other important brand names used by RIC include Reliance BroadBand, Reliance IndiaPhone, Reliance DataCenter and Reliance IndiaCall. RIC has pursued a marketing strategy to promote its image actively as an integrated telecommunications service provider and to advertise its products, services and brand names. One of RIC's key marketing strategies is to cross-sell its other services to encourage its fixed-line subscribers to use such services.

RIC actively pursues a segmented marketing strategy to tailor its services to meet the needs of individual customers and different customer segments. To implement this marketing strategy, RIC offers discounted rates from time to time based on the calling patterns of specific customer groups, subject to relevant government approvals. RIC also offers flexible international and national telephone service plans that distinguish between peak and off-peak call periods.

To promote its data and voice services, RIC targets high usage customers, such as financial institutions, large domestic and multinational corporations and government entities as well as the fast growing sector of internet service providers, internet content providers and licensed operators in India. In doing so, RIC emphasises its advanced network and ability to provide data and voice services as a bundled solution.

RIC operates a chain of Reliance WebWorld retail outlets through its wholly owned subsidiary, Reliance Webstores Limited. Reliance WebWorld is a nationwide chain of retail stores for digital entertainment and communication. There are 240 WebWorld outlets and about 1,240 WebWorld Express (franchised outlets) in 679 towns and cities across India with over 700,000 sq. ft. of retail space. All WebWorld outlets have three components: customer convenience centre, broadband centre and gourmet café. The customer convenience centre is a one-stop sales and customer service point for RIC's retail products and services. The broadband

centre brings a real broadband experience through a range of applications and services, including video chatting, multi-location video conferencing, multi-player online gaming, high speed internet virtual office, digital storage, digital movies, customised digital music, digital electronic news gathering services and e-learning. Javagreen, a gourmet café with a range of food and beverage products, is designed to provide a relaxed and refreshing atmosphere at Reliance WebWorld outlets.

As of 31 March 2006, RIC had a distribution/service network of nearly 1,500 WebWorld outlets throughout India, over 6,000 points of sale with multilingual capabilities, 2,365 distributors linked to 250,000 retail outlets and approximately 3,000 sales agents. There are seven electronic recharge voucher distributors, 105,000 outlets and 3,000 ATMs for electronic recharge of vouchers for mobile phones and broadband services.

Customer service and billing

The Company believes that the quality of its customer service is critical to attracting and retaining customers. RIC focuses on the following key processes for effective delivery of its services: the initial and continued provision of services, receiving and resolving customer queries and efficient billing and collection. RIC has historically invested, and will continue to invest, in equipment and information systems associated with customer services. RIC's customer service hotline is open 24 hours a day, 365 days per year. RIC has call centres in Mumbai and Chennai with approximately 5,000 employees. The call centres handle queries in English and nine other languages and are certified with COPC, BS7799 and GLBA. The call centres and the WebWorld outlets are equipped with online customer relationship management. RIC's call centres are largely automated, offering customers access to product and price information and enabling customers to order value-added services without the assistance of a representative. In order to provide high quality customer care efficiently, RIC has established an automatic customer care service, available by telephone or via the internet. Through this service, customers may activate new subscriptions, order new value-added services and check account balances. Online customer service is available for customers to modify their service class change or migrate their service plans.

Generally, RIC requires individual postpaid subscribers to settle their accounts on a monthly basis. Subscribers may pay in the following ways: (i) in person at outlets owned and operated by RIC; (ii) in person or by direct debit at banks designated by RIC; (iii) in person or by direct debit at post offices designated by RIC; and (iv) in person at offices of RIC sales agents. RIC charges a late payment fee on subscriber accounts that are not paid by the monthly due date.

Reliance Communications Infrastructure Ltd.

RCIL was incorporated in India on 17 July 1997. RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fibre optic cable network to RIC, engages in the procurement of mobile and fixed wireless handsets, (primarily on the CDMA technology for RIC) and provides internet data centre services to customers in India. RCIL's registered office is located at Reliance House, Nr. Maradia Plaza, Off C.G. Road, Ahmedabad – 380 006. The current authorised share capital of RCIL is Rs.2,500,000,000 consisting of 2,500,000,000 equity shares, of Rs.1 each, of which 2,000,000,000 equity shares of Rs.1 each have been issued and are fully paid up. The Company currently holds 900,000,000 equity shares of Rs.1 each of RCIL, which have been valued in the Company's Pro Forma Financial Statements in the amount of Rs. 23,310,000,000. In addition there are no material amounts owed to the Company by RCIL or by the Company to RCIL. RCIL has never declared a dividend. The following table sets forth the contribution of each business group to RCIL revenues for the three years ended 31 March 2006:

	For the year ended 31 March		
	2004	2005	2006
		(in Rs. millions)	
Fibre optic cable network and infrastructure services.......	900.6	3,712.1	4,477.7
Income from internet and telecommunication services.....	1,544.0	4,234.1	4,462.2
Less service tax	17.8	399.3	424.4
Sales and marketing income	—	588.5	2,175.5
Total..	2,426.8	8,135.5	10,691.0

RCIL owns a 60,000 kilometre terrestrial inter-city fibre optic cable network connecting more than 200 Indian cities and a 20,000 kilometre metro fibre optic network, providing high capacity access within major cities in India. RCIL and RIC executed an agreement under which RCIL provided to RIC part capacity in the fibre optic network for a period of 20 years, expiring in 2023 in return for fees aggregating to Rs.41 billion paid in advance. The agreement is renewable for two additional periods of 10 years each. Under the agreement, RIC is granted an exclusive indefeasible right to use four pairs of dark fibre and a non exclusive right to use the associated properties such as immediate stations, point of presence, main access nodes comprising co-location space, space for general use, fibre distribution panel, air conditioning, power supply and related infrastructure. RIC also has the right to sell, pledge, lease, assign or swap their indefeasible right of use or otherwise lease, licence or permit the use of the fibre.

RCIL also engages in the procurement of mobile and fixed wireless handsets, primarily on the CDMA technology for RIC. Given that CDMA handsets have to be programmed for an operator's service prior to use by the customer, they are usually sold along with the wireless service subscription. RCIL procures CDMA handsets from global vendors such as LG, Samsung, Nokia and sells them principally along with RIC's wireless services. Over the last few years, RCIL and RIC have worked with global vendors to source cost-effective instruments with valued added features to cater to all segments of the market. The entry level handset price has significant impact on subscriber addition given the material upfront outlay compared with the usage linked wireless service revenue. RCIL has over the last two years brought down price of entry level handsets from Rs.6,500 to Rs.1,800, which has significantly contributed to RIC's subscriber growth. RCIL sold more than 5 million handsets in the year ended 31 March 2006, an increase of more than 66 per cent., compared to 3 million handsets in the year ended 31 March 2006. RCIL intends to continue to improve the available range and work with vendors to procure handsets offering strong value proposition to all segments ranging from plain voice and SMS only phones to phones with PDA, camera, radio, MP3, GPRS, data capability and others.

RCIL also provides wireless multimedia services through R-World, a wireless data application platform offering more than 150 applications, and wireless internet access services though R-Connect, with over 200,000 square feet of multi-location internet data centre facilities. The recent unlimited data plans and attractive tariffs have increased R-Connect's usage. R-Connect data cards, which provide laptop and desktops users with remote access to the internet on the RIC network, have also resulted in a good response.

RCIL operates Reliance Internet Data Centre ("Reliance IDC"), which is a managed service platform for delivering managed hosting, security, storage, access service providers and professional support services to various customer segments. Reliance IDC currently operates approximately 205,000 square feet at four data centres in Mumbai and Bangalore. RCIL currently has more than 2,500 servers and 600 terabytes of storage capacity. RCIL intends to expand its data centres to over 500,000 square feet spreading over seven cities,

including Delhi, Chennai, Kolkata and Hyderabad. Reliance IDCs are built to host mission critical enterprise applications and to provide various value-added managed hosting and support services. These facilities have two levels of manual and three levels of electronic security, with biometric access, operate with multiple layers of power supply (main feeders from dual sources, dual DG sets, dual UPS and dual electricity distribution system), offer multiple types of fire detectors such as fire warning systems, FM 200 gas based fire suppression systems and meet international standards.

Reliance IDCs are accessible on shortest paths from over 485 international carriers and internet service providers ("ISP") with extensive private peering relationships in four continents at more than 20 internet exchanges. They are also accessible using direct private peering relationships with major Indian ISPs and also through Reliance's network and very small aperture terminal and radio links. All Reliance IDCs are interconnected to each other through STM-4 links of Reliance's own fibre optic backbone.

Reliance Telecom Ltd.

RTL was incorporated on 1 March 1994 as the first telecom company to be promoted by the Reliance Group. RTL holds licences for providing wireless services in seven telecom "circles" covering 15 states of India. RTL currently operates wireless services in the seven telecom circles of Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam and northeast with the licences issued in December 1995. RTL's registered office is located at H Block 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710. The current authorised share capital of RTL is Rs.5,000,000,000 consisting of 120,000,000 equity shares, of Rs.10 each, 100,000,000 preference shares of Rs.10 each and 280,000,000 unclassified shares of Rs.10 each, of which 19,930,000 equity shares of Rs.10 each and 45,000,000 1 per cent. Non-convertible Preference Shares of Rs.10 each have been issued and are fully paid up. The Company currently holds 7,095,130 equity shares of Rs.10 each, which have been valued in the Company's Pro Forma Financial Statements in the amount of Rs. 570,522,916, and 45,000,000 1 per cent. Non-convertible Preference Shares of Rs.10 each of RTL, which have been valued in the Company's Pro Forma Financial Statements in the amount of Rs. 4,443,388,596. In addition there are no material amounts owed to the Company by RTL or by the Company to RTL. RTL has never declared a dividend. The following table sets forth selected data regarding RTL's wireless services as of and for the three years ended 31 March 2006:

	As at or for the year ended 31 March		
	2004	2005	2006
Number of wireless subscribers (in millions)	0.8	1.11	1.9
Total number of towns serviced	133.0	206.0	339
Revenue (in Rs. millions)..	3,612	4,532	6,590.8

Products and services

RTL's basic wireless services include connecting the handset of a subscriber to its GSM networks and providing airtime for incoming and outgoing voice telephony and data services through its networks in India. Pre-paid wireless subscribers enjoy the full range of services available to post-paid subscribers. Post-paid services are offered in all the RTL circles under the brand name "RelianceMobile". Pre-paid services are offered in all the circles under the brand name "Smart". While pre-paid subscribers do not pay connection or monthly fees, they pay a higher usage charge on a per-minute basis. Of RTL's 1.90 million wireless subscribers, approximately 88 per cent. were pre-paid subscribers, as of 31 March 2006. Post-paid business is mainly predominant in Assam and northeast circles, constituting 82 per cent. and 50 per cent. of the subscriber base, respectively. In the new towns in Assam, post-paid subscribers constitute 70 per cent. of the net additions while in Northeast circle it is 42 per cent. In the other circles, prepaid subscribers account for

over 99 per cent. of the total subscriber base. RTL operates in "B & C" category circles which covers about one-third of India's population. RTL identified these circles in semi-urban and rural areas as an untapped market with a huge potential. RTL targets to expand its operations in these markets.

RTL offers subscribers various value-added services, including, SMS based services and voice based services. Its SMS based services include monotones, picture messages, astrology, jokes and other entertainment. Voice based services include jukebox, dedicate-a-song, background music, news update, jokes, movie reviews and other entertainment. RTL also has the "Panditji" online service which a customer can speak to a pandit (an Indian wise man). Both SMS and voice services include an array of competitions, which RTL views as a major value added service revenue enhancer. These services are charged on a usage basis.

RTL focuses on developing new and innovative products and services to meet the needs of its various customer groups. RTL plans to implement "IN system" which will facilitate two-way roaming and provide more flexibility to its prepaid operations. RTL intends to add new services including caller ring-back tone, multimedia messaging, dynamic SIM tool kit and unstructured supplementary service data.

Subscriber base, ARPU and churn

Revenues from GSM wireless services consist of monthly recurring and toll charges under the subscription plans, revenues from the sale of mobile phone prepaid cards, revenues derived from interconnection with local carriers and revenue sharing from national or international long distance calls made though its mobile phones. Of 1.90 million wireless subscribers of RTL as of 31 March 2006, prepaid subscribers accounted for more than 80 per cent.

RTL's ARPU has remained fairly constant each quarter in the year ended 31 March 2006 at Rs.289, Rs.284, Rs.266 and Rs.272, respectively. The average quarterly churn rate for RTL's subscribers has been around 6 per cent for the year ended 31 March 2006.

Tariffs

Although the wireless service providers have flexibility in setting their tariffs, the companies are required to offer their customers a reference tariff package as per the guidelines prescribed by the Telecom Regulatory Authority of India.

Prepaid tariffs for outgoing calls vary between Rs.0.19 to Rs.2 per minute depending on the destination called. The tariffs for sending an SMS range from Rs.0.25 to Rs.3. Postpaid customers are billed on a monthly basis in arrears for airtime and in advance for fixed monthly charges. These tariffs are subject to 10.2 per cent. service tax.

RTL has different offerings to cater to different consumer segments. For heavy outgoing users, RTC offers power vouchers and post paid plans whereas mainly incoming users are offered 195 recharge vouchers and free incoming calls for lifetime.

Network

RTL offers both post-paid and pre-paid wireless services. Its network includes 10 wireless switching centres. Its GSM network provides coverage to approximately 40 per cent. of India's population. RTL provides GSM based wireless services in 315 towns in 11 Indian states.

RTL is in the process of network capacity expansion to cater to approximately 3.2 million subscribers by March 2007 and expects to expand its operations by 1,710 towns and cities, resulting in an expected total number of operational towns of 2,049 by March 2007. The projected capital expenditures for the proposed expansion is approximately Rs.13.0 billion. As of 31 March 2006, RTL had invested Rs.10.7 billion of such amount. Upon completion of this expansion project, RTL's total investment since its inception would amount to nearly Rs.24.0 billion.

Licences and Regulations

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Operating licences of the Operating Companies specify the services they can offer and the frequency spectrum they can utilise for wireless operations. These licences are subject to review, interpretation, modification or termination by the relevant authorities. The operating licences are generally renewable upon expiration. However, there is no assurance that they will be renewed or that any renewal on new terms will be commercially acceptable to the Operating Companies. See "Risk Factors – Risks Relating to the Telecommunications Industry – Required licences and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed".

The table below sets forth details of material licences held by the Operating Companies as of 31 March 2006:

Licensee/Region	Issue/Renewal Date	Expiry Date	Licensed Services/Period
Reliance Infocomm Limited			
Maharasthra	20 July 2001	19 July 2021	Unified service licence for 20 years
West Bengal	20 July 2001	19 July 2021	Unified service licence for 20 years
Punjab	.20 July 2001	19 July 2021	Unified service licence for 20 years
Gujarat	30 September 1997	29 September 2017	Unified service licence for 20 years
Rajasthan	20 July 2001	19 July 2021	Unified service licence for 20 years
Bihar	20 July 2001	19 July 2021	Unified service licence for 20 years
Mumbai	20 July 2001	19 July 2021	Unified service licence for 20 years
Madhya Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
Up (East)	20 July 2001	19 July 2021	Unified service licence for 20 years
Up (West)	20 July 2001	19 July 2021	Unified service licence for 20 years
Karnatka	20 July 2001	19 July 2021	Unified service licence for 20 years
Tamil Nadu	26 September 2001	25 September 2021	Unified service licence for 20 years
Chennai	26 September 2001	25 September 2021	Unified service licence for 20 years
Kolkata	20 July 2001	19 July 2021	Unified service licence for 20 years
Kerala	20 July 2001	19 July 2021	Unified service licence for 20 years
Delhi	20 July 2001	19 July 2021	Unified service licence for 20 years
Haryana	20 July 2001	19 July 2021	Unified service licence for 20 years
Himachal Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
Orissa	20 July 2001	19 July 2021	Unified service licence for 20 years
Andhra Pradesh	20 July 2001	19 July 2021	Unified service licence for 20 years
J&K	21 September 2004	20 September 2024	Unified service licence for 20 years
NLD	28 January 2002	27 January 2022	Unified service licence for 20 years
ILD	25 February 2002	24 February 2022	Unified service licence for 20 years
Reliance Communications Infrastructure Ltd.			
India Nationwide	9 November 1998	8 November 2018	Internet service provider licence for 20 years
Reliance Telecom Ltd.			
Madhya Pradesh	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Orissa	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years

Licensee/Region	Issue/Renewal Date	Expiry Date	Licensed Services/Period
Bihar	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
West Bengal	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Himachal Pradesh	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
Assam	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years
North East	12 December 1995	11 December 2015	Cellular mobile telephony licence for 20 years

Environmental Matters

Neither the Company nor any of its Operating Companies has been subject to any material fines or legal or regulatory action involving non-compliance with environmental regulations of India. The Company is unaware of any non-compliance in any material respect with relevant environmental protection regulations.

Insurance

The facilities of the Company and its Operating Companies maintain property damage and business interruption insurance policies with independent third parties in respect of buildings, equipment and certain inventories covering losses due to any accidental destruction or damage (subject to certain specific exclusions). The Company considers such insurance coverage to be adequate and in accordance with customary industry practice.

Intellectual Property Rights

Neither the Company nor any of its Operating Companies owns any material intellectual property rights apart from its brand names. The Company and the Operating Companies have been granted the right to use Reliance logos. Neither the Company nor any of its Operating Companies is dependent on patents, licences or other intellectual property which are material to its business or results of operations, other than licences to use the software that accompany most of its equipment purchases.

Properties

Upon successful completion of the proposed Reorganisation, the Company will become the owner of the 134 acre Dhirubhai Ambani Knowledge City complex and other properties, at which the national headquarters and major business facilities of the Operating Companies are located.

The table below sets forth the principal properties owned by the Company and the Operating Companies as of 31 March 2006:

Property	Owned by	With effect from	Description
ICI House, 34 Chowringhee Road, Kolkata – 700071	RCL	2002	Regional Office, Building
Dhirubhai Ambani Knowledge City, Thane Belapur Road, Navi Mumbai	Reliance Infocomm Infrastructure Private Limited	2002	Office Complex, Network Operating Centre, Internet Data Centre, Call Centre

Property	Owned by	With effect from	Description
Reliance Infocomm Infrastructure Pvt Ltd.	RIIL		
City Office, Harddows Road No 3, Chennai ...	RIC	2003	Freehold Land
Fortune Tower, Bhubaneshwar	RIC	2003	Office Building
New IDC	RCIL	2003	IDC Building

Regulations

The telecommunications industry in India is subject to a wide range of Governmental laws and regulations. The following chart illustrates the current regulatory and operational structure of the telecommunications industry in India.



Supreme Court of India
Ministry of Communications
Telecom Dispute Settlement Appellate Tribunal
— Adjudicates disputes between licensor and licensee and between/among industry players and consumer groups
Department of Telecommunications/Telecom Commission
— Policy role and licensor
— Control of 56.25% of Mahanagar Telephone Nigam Limited, 26.12% of Videsh Sanchar Nigam Limited and 10% of Bharat Sanchar Nigam Limited
Telecom Regulatory Authority of India
— Regulation (excluding licensing) and supervision
— Makes recommendations to the Department of Telecommunications
Mahanagar Telephone Nigam Limited
— Basic services in Mumbai and Delhi
— GSM cellular service in Mumbai and Delhi
— Internal access services
— Other services as permitted by license
Bharat Sanchar Nigam Limited
— Domestic long-distance services
— Basic and GSM cellular services other than for Mumbai and Delhi
— Internet Access Services
Videsh Sanchar Nigam Limited
— All international services
— Specialised and value-added services
— Internet access services
— Tata Group acquired control in early 2002
Private Internet Licensees
— Internet Access services
— Privately owned
Private Cellular Licensees
— Local cellular mobile
— Privately owned
Private Basic Licensees
— Basic services within circles
Private ILD, DLD Licensees
— Licences have been issued to some bidders

In December 1991, the Government of India initiated the process of liberalisation of the telecommunications industry, by inviting bids from private service providers to provide wireless services in the four metropolitan cities of Mumbai, Delhi, Kolkata and Chennai. In January 1995, the Government invited tenders from private service providers, with no more than 49 per cent. foreign ownership, to provide wireless services in 18 telecommunications circles, excluding the four metropolitan areas. The circles were classified into three categories ('A' through 'C') based principally on their revenue generating potential with Category 'A' circle

having the highest revenue potential. In 1994, Government invited bids, from Indian companies for providing basic (fixed-line) services in 21 circles.

In March 1999, the Government announced the New Telecommunications Policy 1999 ("NTP 1999"), which permitted basic and wireless service providers to migrate from a fixed licence fee regime to a revenue sharing arrangement. It also permitted unlimited competition in fixed-line services. The Government also permitted the entry of an additional private wireless service provider in all the existing mobile circles. In October 1999, the Department of Telecommunications ("DoT") was bifurcated into two departments: the DoT, which performs the role of licensor and policy maker, and the Department of Telecom Services which was to function as the service provider. The service provider was corporatised in October 2000 as a new entity – Bharat Sanchar Nigam Limited, which provides telecommunications services in the entire country except in Delhi and Mumbai, where Mahanager Telephone Nigam Limited is the Government-controlled service provider. In August 2000, the Government announced the terms of the policy for national long distance services, initiating unlimited competition in these services. Subsequently, licences were awarded by the Government to the selected bidders in wireless services.

In January 2001, based on TRAI's recommendations, the Government issued guidelines to permit fixed-line services providers to provide limited mobility services using Wireless in Local Loop ("WLL") technology, within the Short Distance Charging Area, in which the subscriber is registered. In October 2003, TRAI recommended to the Government that basic services providers providing limited mobility services using WLL technology pay a specified amount as additional entry fee.

In November 2003, an addendum to NTP 1999 was issued to include the following categories of licences for telecommunications services:

- A unified licence for telecommunication services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and
- A licence for unified access (fixed-line and wireless) services, or unified access services licence ("UAS Licences"), permitting the licensee to provide basic and/or wireless services using any technology in a defined service area.

There is no limitation on the number of UAS Licences that can be granted in any circle although availability of spectrum will limit the number of service providers who propose to provide wireless services.

Competition

The Operating Companies face significant competition in their markets. In particular, competition is expected to intensify among providers of mobile telecommunications services, and this will continue to drive prices for services and handsets lower. In addition, number portability requirements, which would enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, may be introduced in the markets in which the Operating Companies operate in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase the marketing, distribution and administrative costs of the Operating Companies, slow growth in subscribers and reduce their revenues.

In the wireless segment, the Operating Companies compete with GSM operators like Bharti Airtel Limited, Bharat Sanchar Nigam Limited ("BSNL"), Hutch Essar Limited, Idea Cellular and other CDMA operators such as Tata Teleservices. In the fixed wireless segment, primary competitors include the incumbent government owned entities such as BSNL and Mahanager Telephone Nigam Limited ("MTNL"). BSNL and Bharti Televentures are also our main competitors in the national long distance business while they compete with the incumbent BSNL, a Tata Group controlled entity, and Bharti Televentures.

Legal Proceedings

Except as disclosed in the following paragraphs, neither the Company nor any of its Operating Companies is a party to, and none of its respective property is subject to, any pending legal proceedings which the Company considers to be potentially material to its respective business.

RIC

- DoT had imposed a penalty of Rs.1.5 billion on RIC for alleged violations of licence conditions for home country direct services by tampering with the caller line identification and avoiding paying the appropriate access deficit charge. The Telecom Disputes Settlement and Appellate Tribunal ("TDSAT") upheld this penalty. RIC has paid such amount to the DoT and appealed against the TDSAT order to the Supreme Court of India. The matter is pending before the Supreme Court of India.
- MTNL and BSNL sought to recover approximately Rs.3.41 billion and Rs.3.19 billion, respectively, for alleged wrong routings of RIC's home country direct calls from May 2004 to September 2004. The matter is pending before the Supreme Court of India.
- Delhi & Navi Mumbai Municipal Corporation's Health Department filed a criminal complaint against RIC, as the licensee, for putting "Plan-A-Baby" content in its R-World application, which, it has been alleged, is in violation of provisions of the Pre-Natal Diagnostic Test Act (the "PNDT Act"). The PNDT Act prohibits any advertisement regarding any material that provides for planning a baby boy/girl before conception.
- There are five major criminal cases filed by subscribers/customers on grounds including improper and wrongful billing which are pending. The complaints have alleged criminal breach of trust, cheating, forgery and falsification of documents etc. on part of RIC and/or certain directors/officers/employees of RIC. RIC has, where appropriate, moved the High Courts for quashing of such complaints/stay of proceedings and has secured interim relief in them and is contesting the others before the Magisterial Courts. The said matters are pending. Although there is no assurance as to their outcome, RIC believes these cases do not pose any material risks to RIC.
- BSNL has raised claims on the Company amounting to approximately Rs.2.6 billion towards access deficit charges for calls made from fixed wireless phones. RIC had filed a petition before TDSAT contesting BSNL's claims, which was dismissed. RIC has filed an appeal in the Supreme Court of India against TDSAT's order. The appeal was admitted and the Supreme Court directed RIC to deposit an amount of Rs.400 million pending the final decision in the matter. The amount has been deposited and the matter is pending.
- At present, there are approximately 1,400 cases filed by consumers against RIC across India, having an overall potential liability of Rs.100 million.

RCIL

There are no material outstanding litigations against RCIL, save for certain sales and entry tax demand notices of approximately Rs.110 million. These are pending before various appellate authorities.

RTL

There are no material outstanding litigations against RTL.

Employees

As of 31 March 2006, the Company did not have a significant number of full-time employees while RIC, RCIL and RTL had a total of (i) 9,885, (ii) 292 and (iii) 655 full-time employees, respectively. The Company and each of the Operating Companies believes that labour relations are currently good.

The Operating Companies provide a number of benefits for their respective employees including, an employee stock option plan, pension schemes, life insurance and accident insurance, healthcare and training programmes.

DIRECTORS AND MANAGEMENT

Directors

Under the Companies Act, the number of the Directors cannot be less than three or more than 12.

The Articles of Association of the Company provide that Mr. Anil D. Ambani is to be a Director and the non-retiring Chairman of the Board. The Chairman shall preside at all meetings of the Board and the general meetings of the Company and will have a vote in the event of a tie.

The Directors may be appointed by the Board or by a general meeting of the shareholders. The Board may appoint any person as an additional Director, but such a Director must retire at the next annual general meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board, but such a person can remain in office only for the unexpired term of the person in whose place he was appointed and on the expiry of the term he will retire unless elected by the shareholders. The Board may appoint an alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total number of Directors on the Board are subject to retirement by rotation, and of such Directors one third must retire every year. The Directors to retire are those who have been the longest in office. The Directors of the Company are not required to hold any qualification Shares.

Name	Position	Age	Year appointed as Director
Mr. Anil D. Ambani	Chairman	46	2006
Prof. J. Ramachandran	Director	49	2006
Mr. S. P. Talwar	Director	65	2006
Mr. Deepak Shourie	Director	56	2006

The Directors' business address is care of the Company Secretary, Reliance Communications Limited, H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India.

Mr. Anil D. Ambani is the Chairman of the Company, Reliance Capital Limited, RIC, RCIL, RTL, Reliance Natural Resources Limited, Reliance Energy Ventures Limited and Chairman and Managing Director of Reliance Energy Limited. Previously, he also held the position of Vice Chairman and Managing Director of Reliance Industries Limited. These companies are part of the Reliance Anil Dhirubhai Ambani Group. He holds a Bachelor of Science degree from the University of Bombay and a Master of Business Administration degree from the Wharton School, University of Pennsylvania, United States. He joined as Co-Chief Executive Officer in 1983.

Prof. J. Ramachandran is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a chartered and cost accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

Mr. S. P. Talwar previously served as Deputy Governor of the Reserve Bank of India and Chairman-cum-Managing Director of the Bank of Baroda. He has extensive experience in the Indian financial services sector.

Mr. Deepak Shourie has more than 37 years' exposure with an emphasis on media, consumer goods, and corporate affairs. He presently holds the position of Executive Vice President and Managing Director of Discovery Communication India.

Senior Management

The senior management's business address (the "Senior Management") is care of the Company Secretary, Reliance Communications Limited, H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India.

Mr. Hasit Shukla acts as Manager, Company Secretary and Compliance Officer of the Company with effect from 8 February 2006. In accordance with the provisions of the Indian Companies Act, 1956, the appointment and terms of remuneration of Mr. Shukla have been approved by the Shareholders. Mr. Shukla has over 20 years of experience in corporate secretarial, legal, finance and managerial matters. He is a Fellow Member of the Institute of Company Secretaries of India with a degree in Commerce and Law.

The following persons act as Senior Management of RIC as at the date of these Listing Particulars. RIC is expected to merge with the Company and become an operating division of the Company in August 2006.

Mr. S. P. Shukla is the Head of the Wireless business of RIC. He has nearly 25 years of extensive experience in the industry having held senior positions in telecommunications firms. He was the Managing Director and Director for Sales and Marketing division of the Swisscom- Essar Joint Venture (now Hutch Essar). Mr. Shukla has 11 years of experience in the cellular sector with the experience in implementing the first GSM projects in India. Prior to joining RIC, he headed RTL. He received his Master of Business Administration degree from IIM, Ahmedabad.

Mr. Prakash Bajpai is the Head of Wireline and Broadband business of RIC. Mr Bajpai was previously with. AT&T Network systems and Tata Lucent Technology. As President and CEO of Hughes Telecom, Mr Bajpai led the pioneering effort to build India's first integrated broadband network in Maharashtra and Goa. He graduated from the University of Delhi with a degree in Bachelor of Engineering.

Mr. Bhagwan D Khurana is the Head of the International business of RIC. Mr. Khurana has 38 years of experience. Prior to joining RIC, Mr. Khurana held various senior positions in the electronics and telecommunications industries, including CEO of Punjab Wireless Systems, Chairman and Managing Director of Optel Telecommunications, Director of DSC Communications A/S of Asia Pacific region and President of Bharti Televentures Ltd. He graduated from Indian Institute of Technology with a degree in Engineering.

Mr. Sanjay Behl acts as the Head of Branding and Marketing business of RIC. Mr. Behl has over 12 years of sales and marketing experience. Prior to joining RIC, he performed various key national and global marketing roles at Unilever and Nokia. He has a degree in Master of Management studies from Mumbai University.

Interests in share capital

As at 23 June 2006 (being the most recent practicable date at which such information is available), the Company's Directors and members of Senior Management (together with their families and associate entities owned and controlled by them) had the following shareholdings in the Company:

	Number of shares owned
Mr. Anil D. Ambani	1,859,271
Prof. J. Ramachandran	482

	Number of shares owned
Mr. S. P. Talwar	0
Mr. Deepak Shourie	0
Mr. Hasit Shukla	9

Except as disclosed herein, no member of any of the administrative, management or supervisory bodies of the Company has acquired shares in the Company or a right to acquire shares in the Company, in the period of 12 months prior to the date of this document, except for acquisitions which were made for fair market value at the time at which they were made.

Remuneration and benefits granted to the Directors

The remuneration (including any contingent or deferred compensation), and benefits in kind granted by the Company to each of the Directors for services in all capacities to the Company and its subsidiaries for the year ending 31 March 2006 are provided in the table below:

	Designation	Sitting Fees	Salary, Taxable Prerequisites and Allowances
		(Rs.)	
Mr. Anil D. Ambani	Chairman	80,000	-
Prof. J. Ramachandran	Director	60,000	-
Mr. S. P. Talwar	Director	80,000	-
Mr. Deepak Shourie	Director	-	-
Mr. Hasit Shukla	Manager, Company Secretary and Compliance Officer	-	441,181

In terms of the Articles of Association of the Company, sitting fees of Rs.20,000 are payable to non-executive Directors for attending meetings of the Board and Committees thereof. The Shareholders of the Company have also approved payment of commissions to non-executive Directors who are not in full time employment, with effect from 1 April 2006, up to one per cent. of the net profits of the Company. The Commission shall be computed in accordance with the provisions of the Indian Companies Act, 1956 and shall be payable at the end of each financial year. The Shareholders of the Company have also approved the appointment and payment of remuneration to Mr. Hasit Shukla, Manager, Company Secretary and Compliance Officer of the Company, with effect from 8 February 2006. Mr. Shukla is entitled to remuneration of up to Rs.3,500,000 per annum (including salary, prerequisites and allowance) and is also entitled to an annual increment of up to 25 per cent.

The Company has no full time Directors. As required under the Companies Act, remuneration paid to full-time Directors of the Company, if any, is required to be approved by the shareholders of the Company at its Annual General Meeting. Any modification in the terms of remuneration of full-time Directors is also required to be approved by the members. There have been no transactions including any of the Directors or Senior Management on the one hand and the Company on the other which may be considered unusual in their nature or conditions during the preceding financial year or during the current financial year to the date of these Listing Particulars. In addition there are no outstanding loans or guarantees granted by the Company to the Directors.

Remuneration and benefits granted to the Senior Management of the Company

The table below sets forth the Senior Management of the Company upon successful completion of the proposed Reorganisation.

The remuneration and benefits in kind granted by the Company to the Senior Management of the Company for the year ended 31 March 2006 are also provided in the table below:

Name	Position	Salary
Mr. S.P. Shukla[(1)]	Head, Wireless Business	Rs. 15,000,000
Mr. Prakash Bajpai[(1)]	Head, Wireline and Broadband Business	Rs. 25,400,000
Mr. Bhagwan D Khurana[(1)]	Head, International Business	Rs. 50,960,223
Mr. Sanjay Behl[(1)]	Head, Branding and Marketing	Rs. 3,641,192[(2)]

Notes:

(1) Senior Management of RIC as at the date of these Listing Particulars, RIC is expected to merge with the Company and become an operating division of the Company.

(2) Mr. Sanjay Behl was employed for part of the year ended 31 March 2006 only.

No member of the Senior Management of RIC holds any shares in the Company. In addition there are no outstanding loans or guarantees granted by the Company to the Senior Management.

Employee stock option schemes

The Company's shareholders have approved stock option schemes for the benefit of the Company's employees and directors and such other persons and entities as prescribed by the Securities Exchange Board of India. These schemes will not be available to any employees who are promoters of the Company or belong to the promoter group. Employees will be able to participate either by an offer to purchase equity shares or through stock appreciation rights whereby the employee will receive the difference between the price computed for the grant of equity shares and the price computed for the exercise of such equity shares.

The Employee Stock Option Plan will be administered by the Employee Stock Option Plan committee of the Company's Board of Directors and will comprise a majority of independent directors. The maximum number of equity shares to be granted is five per cent. of the total outstanding shares and the maximum number of equity shares to be granted to any one employee is five per cent. of the total outstanding shares. When implemented, the stock option schemes will also cover issuances of the Company's Global Depositary Receipts and future issuances of other securities, such as American Depositary Receipts, as may be allowed under the prevailing regulations.

The Company has not yet implemented these Employees Stock Option schemes.

Committees

The Audit Committee consists of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. The committee reviews the Company's financial reporting process and the adequacy of the internal audit team.

The Shareholders'/Investors' Grievance Committee is comprised of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. The committee was formed to address and approve

matters relating to transfer/transmission of shares, issue of duplicate certificates, non-receipt of balance sheet, non-receipt of dividend and the general review/redressal of investor grievances.

The Remuneration Committee of the Board consists of Mr. Anil D. Ambani, Prof. J. Ramachandran, Mr. S. P. Talwar and Mr. Deepak Shourie. It is authorised to decide and approve remuneration of the Directors and the executive officers.

Share Ownership

Prior to the restructuring of Reliance Industries Limited, the Company was a wholly owned subsidiary of Reliance Industries Limited. Pursuant to the restructuring plans of Reliance Industries Limited, the Company allotted the Shares to certain shareholders of Reliance Industries Limited. The table below sets forth, as of 31 March 2006, certain information with respect to the Shares owned by each person who beneficially owned 1 per cent. or more of the Shares.

Name of Shareholder	Number of Shares Owned	Percentage of Shares Owned
Anadha Enterprise Private Limited	270,292,782	22.1
Bhavan Mercantile Private Limited	177,372,835	14.5

The Promoters and certain other entities beneficially owned by the Promoters in aggregate hold 485,866,865 Shares, representing 39.72 per cent. of the total share capital of the Company as of 31 March 2006. The Company has not granted any options on the Shares to any management personnel or other employees.

INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI, the BSE and the NSE, and has not been prepared or independently verified by the Company or any of its affiliates or advisors.

The Indian Securities Market

India has a long history of organised securities trading. In 1875, the first stock exchange was established in Mumbai.

Stock Exchange Regulations

India's stock exchanges are regulated primarily by the SEBI, as well as by the Government acting through the Ministry of Finance, Stock Exchange Division, under the Securities Contracts (Regulation) Act, 1956 (the "SCRA"), as amended and the Securities Contracts (Regulation) Rules, 1957 ("SCR Rules"), as amended. The SCR Rules, along with the rules, by laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.

The Securities and Exchange Board of India Act, 1992 (the "SEBI Act") granted the SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organisations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buy-backs of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

The Central Listing Authority (the "CLA") has been established to address the issue of the listing of the same security on multiple exchanges and to bring about uniformity in the due diligence exercise in scrutinising and approving all listing applications on any stock exchange in India. The functions of the CLA are enumerated in the SEBI (Central Listing Authority) Regulations, 2003 which, *inter alia*, include (i) processing applications made by any body corporate, mutual fund or collective investment scheme for a letter of recommendation for listing at a stock exchange, (ii) making recommendations as to listing conditions, (iii) making suggestions with respect to investor protection, development and regulation of the securities market and disclosures to be made in the offer documents and (iv) any other functions that may be specified by the SEBI from time to time.

Listing

The listing of securities on a recognised Indian stock exchange is regulated by the Companies Act, the SCRA, the SCR Rules, the SEBI Act and various guidelines issued by the SEBI and the listing agreements of the respective stock exchanges (the "Listing Agreement"). Under the standard terms of the Listing Agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer's obligations under such agreement, subject to the issuer receiving prior notice of the intent of the exchange and upon granting of a hearing in the matter. The SEBI has the power to amend the Listing Agreements and the bylaws of the stock exchanges in India.

SEBI vide its circular dated 13 April 2006 has stated that all listed companies will be required to ensure minimum level of public shareholding at 25 per cent. of the total number of issued shares of a class or kind for the purpose of continuous listing. The exceptions to this rule are for companies which (i) are offering or have offered shares to the extent of at least 10 per cent. of the issue size in terms of Rule 19(2)(b) of the Securities Contracts (Regulations) Rules, 1957; (ii) have more two crore or more outstanding shares; (iii) have a market capitalisation of Rs. 10 billion or more and the minimum public shareholding to be maintained by such companies is 10 per cent. Consequently, a listed company may be delisted from the stock exchanges for not complying with the abovementioned requirement.

A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. A company may be delisted through a voluntary delisting sought by the promoters of the said company or a compulsory delisting by the stock exchange or due to any acquisition of shares of the said company or scheme of arrangement, or consolidation of holdings by the person in control of management by which the public shareholding falls below the minimum limit specified in the listing agreement or listing condition. A company may voluntarily delist from the stock exchange where its securities are listed if the securities of such company have been listed on the stock exchange for a minimum period of three years and that an exit opportunity has been given to the investors at an exit price determined in accordance with a specified formula. Such exit opportunity need not be given in cases where securities continue to be listed on a stock exchange having nationwide trading terminals, i.e. the BSE, NSE and any other stock exchange specified by SEBI. The procedure for compulsory delisting also requires the company to make an exit offer to the shareholders in accordance with the above-mentioned guidelines.

In order to restrict abnormal price volatility in any particular stock, the SEBI has instructed stock exchanges to apply daily circuit breakers which do not allow transactions beyond certain price volatility. The index-based market-wide circuit breaker system (equity and equity derivatives) applies at three stages of the index movement, at 10 per cent., 15 per cent. and 20 per cent. These circuit breakers, when triggered, bring about a coordinated trading halt in all equity and equity derivative markets nationwide. The market-wide circuit breakers are triggered by movement of either the SENSEX of the BSE or NIFTY of the NSE, whichever is breached earlier.

In addition to the marketwide index-based circuit breakers, there are currently in place varying individual scrip-wise price bands. However, no price bands are applicable on scrips on which derivative products are available or scrips included in indices on which derivative products are available.

The stock exchanges in India can also exercise the power to suspend trading during periods of market volatility. Margin requirements are imposed by stock exchanges that are required to be paid by the stockbrokers.

Disclosures under the Companies Act and Securities Regulations

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines on Disclosure and Investor Protection 2000 (the "SEBI Guidelines"), as amended, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated, which, in the case of the Company, is currently the Registrar of Companies, Mumbai, located at 100 Everest Marine Drive, Mumbai 400 002. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. Pursuant to the provisions of the SEBI Act, the SEBI has issued detailed guidelines concerning

disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit companies to freely price their issues of securities.

All companies, including public limited companies, are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act's disclosure requirements and regulations governing their manner of presentation, which include sections pertaining to corporate governance and the management's discussion and analysis. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis, and is required to inform stock exchanges immediately regarding any stock price-sensitive information.

The Companies Act further allows buy-back of securities, issuance of sweat equity shares and mandatory compliance with accounting standards issued by the Institute of Chartered Accountants of India (the "ICAI").

The ICAI and the SEBI have implemented changes which require Indian companies to account for deferred taxation, consolidate their accounts (subsidiaries only), provide segmentwise reporting and disclosure of related party transactions from 1 April 2001 and accounting for investments in associate companies and joint ventures in consolidated accounts from 1 April 2002.

As of 1 April 2003, accounting of intangible assets is also regulated by accounting standards set by the ICAI and as of 1 April 2004 accounting standards set by the ICAI will regulate accounting for impairment of assets.

Indian Stock Exchanges

There are currently 23 stock exchanges in India. Most of the stock exchanges have their governing board for self-regulation. A number of these exchanges have been directed by the SEBI to file schemes for demutualisation as part of a move towards greater investor protection. The BSE and NSE together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalisation and trading activity.

NSE

The NSE was established by financial institutions and banks to provide nationwide, online, satellite-linked, screen-based trading facilities with market makers and electronic clearing and settlement for securities including government securities, debentures, public sector bonds and units. The NSE was recognised as a stock exchange under the Securities Contracts (Regulation) Act, 1956 in April 1993 and commenced operations in the wholesale debt market segment in June 1994. The capital market (equities) segment commenced operations in November 1994 and operations in the derivatives segment commenced in June 2000. In February 2006, the average daily traded value of the capital market segment was Rs.1,731.50 billion. As of 31 March 2006, the NSE had 940 trading members and over 8,835 registered sub-brokers on the capital market segment and the wholesale debt market segment. The NSE launched the NSE 50 Index, now known as S&P CNX NIFTY, on 22 April 1996 and the Mid-cap Index on 1 January 1996. As of 28 February 2006, the market capitalisation of the NSE was approximately Rs.25,120.83 billion. With a wide network in major metropolitan cities, screen-based trading, a central monitoring system and greater transparency, the NSE has lately recorded high volumes of trading.

BSE

The BSE is the Company's primary stock exchange in India. Established in 1875, it is the oldest stock exchange in India. It is the first stock exchange in India to have obtained permanent recognition in 1956 from the Indian Government under the SCRA. It has evolved over the years into its present status as the premier

stock exchange of India. Recently, pursuant to the SEBI's BSE (Corporatisation and Demutualisation) Scheme, 2005, with effect from 20 August 2005 the BSE has been corporatised and demutualised and is now a company under the Companies Act. The BSE has switched over from an open outcry trading system to an online trading network in May 1995 and has today expanded this network to over 400 cities in India. As of 28 February 2006, the BSE had 863 members, comprising 181 individual members, 663 Indian companies and 19 FIIs. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of 28 February 2006, there were 4,782 listed companies trading on the BSE and the estimated market capitalisation of stocks trading on the BSE was Rs.26,955.43 billion. In February 2006, the average daily turnover on the BSE was Rs.36.88 billion. As of 28 February 2006, the BSE had 13,422 trader work stations spread over 425 cities.

Internet-based Securities Trading and Services

The SEBI approved Internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. Stock brokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by the SEBI. The NSE became the first exchange to grant approval to its members for providing Internet based trading services. Internet trading is possible on both the "equities" as well as the "derivatives" segments of the NSE.

Listing Agreements

The Company has entered into listing agreements with each of the Indian stock exchanges on which the Company's shares are listed. Each of the listing agreements provides that if a purchase of a listed company's shares results in the purchaser and its affiliates holding more than 5 per cent. of the company's outstanding equity shares or voting rights, the purchaser and the company must, in accordance with the provisions of the Takeover Code (see below), as amended to date, report its holding to the company and the relevant stock exchange(s). The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15 per cent. of the voting rights in the company, then the purchaser must, in accordance with the provisions of the Takeover Code, as amended to date, before acquiring such equity shares that have at least an additional 20 per cent. of the voting rights of the total equity shares of the company at a prescribed price. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of all events which will have a bearing on the performance/operations of the company as well as any stock price-sensitive information.

Takeover Code

Disclosure and mandatory bid obligations for listed Indian companies under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code"), which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the SEBI and was last amended in May 2006. Since the Company is an Indian listed company the provisions of the Takeover Code will apply to the Company

The salient features of the Takeover Code are as follows:

Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, or acquires or agrees to acquire control over a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5 per cent., 10 per cent., 14 per cent. , 54 per cent. or 74 per cent. of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company and to each of

the stock exchanges on which the company's shares are listed at every such stage within two days of (i) the receipt of allotment of shares or (ii) the acquisitions of shares or voting rights, as the case may be. The term shares has been defined under the Takeover Code to mean shares in the share capital of the company carrying voting rights and includes any security which would entitle the holder to receive shares with voting rights but does not include preference shares.

A person who holds more than 15 per cent. of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company within 21 days of the financial year ending on 31 March (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed within 30 days of the financial year ending on 31 March of every year). Further, such person who holds 15 per cent. or more but less than 55 per cent. of the shares or voting rights in any company is required to disclose any purchase or sale of shares aggregating to 2 per cent. of the share capital of the company, to the company and to each of the stock exchanges on which the shares of the company are listed within two days of (i) the receipt of intimation of allotment of shares or (ii) acquisitions of shares or voting rights, as the case may be.

Promoters or persons in control of a company are also required to make periodic disclosure of their holdings or voting rights held by them along with persons acting in concert, in the same manner as above, annually within 21 days of the end of each financial year as well as from the record date for entitlement of dividend.

An acquirer who, along with persons acting in concert, acquires or agrees to acquire 15 per cent. or more of the shares or voting rights of a company would be required to make a public announcement offering to acquire a further minimum of 20 per cent. of the shares of the company. Such offer has to be made to all public shareholders of the company (public shareholding is defined as shareholding held by persons other than the promoters).

An acquirer who, together with persons acting in concert with him/her, has acquired 15 per cent. or more, but less than 55 per cent. of the shares or voting rights in the shares of a company, cannot acquire additional shares or voting rights unless such acquirer makes a public announcement offering to acquire a minimum 20 per cent. of the shares of the company. Any further acquisition of shares or voting rights by an acquirer who holds 55 per cent. or more but less than 75 per cent. (or 90 per cent. in certain cases) of the shares or voting rights in a company also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the Listing Agreement for the purposes of continuous listing, in accordance with the Takeover Code.

In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20 per cent. of the shares of the company. However, the public announcement requirement will not apply to any change in control which takes place pursuant to a special resolution passed by way of postal ballot by shareholders. The open offer for acquisition of a further minimum of 20 per cent. of the shares of the company or such other percentage as prescribed under the Takeover Code has to be made by way of a public announcement which is to be made within four working days of entering into an agreement for acquisition or deciding to acquire shares or voting rights, exceeding the relevant percentages or within four working days after any such change(s) are decided to be made as would result in acquisition of control. In the case of an acquirer acquiring securities including GDRs, which when taken together with the voting rights, if any already held by him or persons acting in concert with him would entitle him to voting rights exceeding the percentage specified above, the public announcement shall be made no later than four working days before he acquires voting rights on such securities upon conversion or exercise of option, as the case may be.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are "Frequently" or "Infrequently" traded (as defined in the Takeover Code). In case the shares are Frequently traded, the minimum offer price shall be the highest of:

- the negotiated price under the agreement for the acquisition of shares or voting rights in the company;
- the highest price paid by the acquirer or persons acting in concert with him/her for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26 week period prior to the date of public announcement; or
- the average of the weekly high and low of the closing prices of the shares of the company as quoted on the stock exchange where the shares of the company are most frequently traded during the 26 weeks or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.

The Takeover Code provides that an acquirer who seeks to acquire any shares or voting rights whereby the public shareholding in the target company may be reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, may acquire such shares or voting rights only to such an extent that post such acquisition the public shareholding in the target company is not reduced to a level below the limit specified in the listing agreement with the stock exchange for the purpose of listing on a continuous basis, in accordance with the SEBI Delisting Guidelines. Further, the Takeover Code contains penal provisions in case of violation of any provisions. The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfil his/her obligations. In addition, the Takeover Code introduces the "chain principle" by which indirect acquisition by virtue of acquisition of companies, whether listed or unlisted, whether in India or abroad, of a company listed in India will oblige the acquirer to make a public offer to the shareholders of each such company which is indirectly acquired. On account of any such public offer if the public shareholding of the company has reduced to a level below the limits specified in the Listing Agreement with the stock exchanges(s) for the purpose of continuous listing, the acquirer is required to raise the public shareholding to the level specified for continuous listing in the Listing Agreement in the manner provided by the Takeover Code within a period of 12 months from the date of closure of the public offer by issue of new shares of the company or divestment through an offer for sale in compliance with the Companies Act and SEBI Guidelines or sale of shares through stock exchange(s). The SEBI vide circular dated 17 February 2003 issued Guidelines on Delisting of Securities. The SEBI has now after various issues by market participants decided to review the existing Guidelines and has recently prepared draft Regulations. However, these Regulations of 2004 are still in draft format and have not been notified in the official Gazette.

The public offer provisions of the Takeover Code do not apply, *inter alia*, to certain specified acquisitions, including the acquisition of shares (i) by allotment in a public and rights issue subject to the fulfilment of certain conditions, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of clients, (iv) in unlisted companies (unless such acquisition results in an indirect acquisition of shares in excess of 15 per cent. in a listed company), (v) pursuant to a scheme of arrangement or reconstruction including an amalgamation or demerger, under any law or regulation of India or any other country, (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special

Provisions) Act, 1985 ("SICA"), (vii) resulting from transfers between companies belonging to the same group of companies or between promoters of a publicly listed company and their relatives, provided the relevant conditions are complied with, (viii) through inheritance on succession, (ix) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with the SEBI, to their respective promoters or to other venture capital undertakings or (x) by companies controlled by the Government unless such acquisition is made pursuant to a disinvestment process undertaken by the Government or a State Government. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the SEBI seeking exemption from the requirements of the Takeover Code.

In addition, the Takeover Code does not apply to the acquisition of global depositary receipts, so long as they are not converted into shares carrying voting rights where the issuer is a public listed company. The Takeover Code does not apply to the acquisition of shares in companies whose shares are not listed on any stock exchange.

Depositaries

In August 1996, the Indian Parliament enacted the Depositories Act, 1996 (the "Depositories Act") which provides a legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. The SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Rules and Regulations, 1996 which provide for the formation of such depositories, the registration of participants as well as the rights and obligations of the depositories, participants, the company and the beneficial owners. The depository system has significantly improved the operations of the Indian securities markets. The Depositories Act requires that every person subscribing to securities offered by an issuer has the option either to receive the security certificate or hold the securities with a Depository.

Trading of securities in book-entry form commenced in December 1996. In order to encourage "dematerialisation" of securities the SEBI has set up a working group on dematerialisation of securities comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depositary Limited to review the progress of securities and trading in dematerialised form and to recommend scrips for compulsory, dematerialised trading in a phased manner. In January 1998, the SEBI notified scrips of various companies for compulsory dematerialised trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialised trading in specified scrips for all retail investors. The SEBI has subsequently significantly increased the number of scrips in which dematerialised trading is compulsory for all investors. The SEBI has also provided that the issue and allotment of shares in public, rights or offer for sale after specified dates to be notified from time to time by the SEBI shall only be in dematerialised form and an investor shall be compulsorily required to open a depository account with a participant. Under the Depositories Act, the company shall give the option to subscribers/shareholders to receive the security certificates or hold securities in dematerialised form with a depository.

However, even in the case of scrips notified for compulsory dematerialised trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and on transactions on the stock exchange involving lots of less than 500 securities.

Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants registered with the depositories established under the Depositories Act, 1996. Charges for opening an account with a depository participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each

depository participant and has to be borne by the account holder. Upon delivery, the shares shall be registered in the name of the relevant depository on the Company's books and this depository shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depository. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his/her securities held by a depository.

The Companies Act compulsorily provides that Indian companies making any initial public offerings of securities for or in excess of Rs.100 million should issue the securities in dematerialised form in accordance with the provisions of the Depositories Act of 1996 and the Regulations made thereunder.

Insider Trading Regulations

The SEBI (Prohibition of Insider Trading) Regulations, 1992 (the "Insider Trading Regulations") prevent insider trading in India by prohibiting and penalising an "insider" from dealing, either on his/her own behalf or on behalf of any other person, in the securities of a company listed on any stock exchange when in possession of unpublished price sensitive information. The terms "unpublished" and "price sensitive information" are defined by the Insider Trading Regulations. The insider is also prohibited from communicating, counselling or procuring, directly or indirectly, any unpublished price sensitive information while in possession of such information. The prohibition under Regulation 3A also extends to a company dealing, while in the possession of unpublished price sensitive information, and is not restricted to insiders alone. It is to be noted that vide amendments of 2002 the SEBI has amended the Insider Trading Regulations to provide certain defences to the prohibition on insiders in possession of unpublished price sensitive information dealing in securities.

On a continuing basis under the Insider Trading Regulations, any person who holds more than 5 per cent. of the shares or voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by him and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5 per cent.). If there has been a change in such holdings since the last disclosure made, provided such change exceeds 2 per cent. of the total shareholding or voting rights in the company, such disclosure is required to be made within four working days of (i) the receipt of intimation of allotment of the shares or (ii) the acquisition or the sale of the shares or voting rights, as the case may be.

The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading deals and also to regulate disclosure of unpublished price sensitive information within such entities so as to minimise misuse thereof. To this end, the Insider Trading Regulations provide a model code of conduct. Further, the Insider Trading Regulations specify a model code of corporate disclosure practices to prevent insider trading, which is to be implemented by all listed companies and other such entities.

All directors/designated employees, partners of the organisation/firm are required to make periodic disclosure of their shareholdings including the statement of dependent family members as specified in the Insider Trading Regulations.

Public Issuance of Securities

Under the Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI Guidelines, as amended, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the

allotment of securities among subscribers and establishes maximum commission rates for the sale of securities. The SEBI Guidelines also set forth guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government regulated the prices at which companies could issue securities. The SEBI Guidelines now permit most companies to price freely their public issues of securities.

All companies, including public limited companies, are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the disclosure requirements of the Companies Act and regulations governing their manner of presentation.

The Companies Act further allows buyback of securities, issuance of sweat equity shares and mandatory compliance with accounting standards issued by the ICAI.

The ICAI and SEBI have implemented changes which require Indian companies to account for deferred taxation, to consolidate their accounts (subsidiary only), to provide segment-wise reporting and disclosure of related party transactions from April 1, 2001 and accounting for investments in associated companies and joint ventures in consolidated accounts and interim financial reporting from 1 April 2002. As of 1 April 2003 accounting of intangible assets is also regulated by accounting standards set by the ICAI and as of 1 April 2004 accounting standards will regulate accounting for impairment of assets.

Derivatives (Futures and Options)

Trading in derivatives is governed by the SCRA, the SCRA Rules and the SEBI Act. The SCRA was amended in February 2000 and derivative contracts were included within the term "securities", as defined by the SCRA. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self regulatory organisation under the supervision of the SEBI. Derivatives products were introduced in phases in India, starting with futures contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

DESCRIPTION OF THE SHARES

Set forth below is certain information relating to the share capital of the Company, including brief summaries of certain provisions of the Memorandum and Articles of Association, the Companies Act, the SCRA and certain related legislation of India, all as currently in effect.

The following description of Shares is subject to and qualified in its entirety by the Company's Memorandum and Articles of Association and by the provisions of the Companies Act, which governs its affairs, and other applicable provisions of Indian law

General

The current authorised share capital of the Company is Rs.15,000,000,000 consisting of 3,000,000,000 equity shares, of Rs.5 each, of which 1,223,130,422 equity shares of Rs.5 have been issued and are fully paid up.

The Shares have been listed on the BSE and the NSE since 6 March 2006. On 28 June 2006, the closing price of the Shares on the BSE was Rs.218.05 per Share and on the NSE was Rs.217.80 per Share.

For the purposes of these Listing Particulars, "shareholder" means a shareholder is registered as a member in the register of members of the Company.

Division of Shares

The Companies Act provides that a company may sub-divide its share capital if so authorised by its articles of association, by an ordinary resolution passed in its general meeting.

The Articles of Association allow the Company in its general meeting to alter the conditions of its Memorandum of Association and sub-divide all or any of its shares into shares of smaller amounts than originally fixed by the Memorandum of Association.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. Subject to certain conditions laid down by Section 205 of the Companies Act, no dividend can be declared or paid by a company for any financial year except out of the profits of the company in accordance with the provisions of the Companies Act or out of the profits of the company for any previous financial year(s) arrived at after providing for unabsorbed depreciation or losses, whichever is lower, in accordance with the provisions of the Companies Act and remaining undistributed or out of both or out of moneys provided by the central or state government for payment of dividend in pursuance of a guarantee given by that government. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their Shares as on the record date for which such dividend is payable. In addition, as is permitted by the Articles of Association, the Board may announce and pay interim dividends. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the "record date" or "book closure date" or to those shareholders registered in National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL"). No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of his Shares is outstanding.

The Company's dividend policy is aimed at enabling shareholders to share progressively in the operating performance of the Company. RCL has not declared any dividends since its incorporation on 15 July 2004.

Any dividend declared shall be deposited by the Company in a separate bank account within five days from the date of declaration of such dividend. Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by the Company to the Investor Education and Protection Fund established by the Government pursuant to which no claim shall lie against the Company or the said Fund.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years. The Company may pay a dividend in excess of 10 per cent. of paid-up capital in respect of any year out of the profits of that year only after it has transferred to the reserves of the Company a percentage of its profits for that year ranging between 2.5 per cent. to 10 per cent. depending on the rate of dividend proposed to be declared in that year in accordance with the rules framed under the Companies Act. The Companies Act further provides that if the profit for a year is insufficient or in the absence of profits in any year, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10 per cent. of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves, may not exceed an amount equivalent to one tenth of such paid-up capital and free reserves, and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares are declared; and (iii) the balance of reserves after withdrawals must not be below 15 per cent. of paid-up share capital.

Capitalisation of Reserves and Issue of Bonus Shares

The Company's Articles of Association permit the Company by a resolution of the shareholders in a general meeting to resolve in certain circumstances that certain amounts standing to the credit of certain reserves or securities premium can be capitalised and distributed by the issue of fully paid bonus shares, in the same proportion and on the footing that such shareholders became entitled to capital or by crediting shares not fully paid-up with the whole or part of any sum outstanding. Bonus shares must be issued pro rata to the amount of capital paid-up on existing shareholdings.

Any issue of bonus shares would be subject to the guidelines issued by the SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible debentures, issue any shares by way of bonus unless similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such convertible part of the convertible securities falling due for such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless the partly paid shares, if any existing, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures/bonds nor can bonus be declared unless the partly paid-up shares are fully paid-up. The declaration of bonus shares in lieu of dividend cannot be made. The bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus, etc.

The issuance of bonus shares must be implemented within six months from the date of approval by the Board or the shareholders, whichever is later. Recent amendments also permit an Indian company to issue bonus shares to its non-resident shareholders, subject to the satisfaction of certain conditions.

Pre-Emptive Rights and Alteration of Share Capital

Subject to the provisions of the Companies Act, the Company may increase its share capital by issuing new Shares on such terms and with such rights as the Company, by action of shareholders in a general meeting, determines. Such new Shares shall be offered to existing shareholders listed on the members' register on the record date or to shareholders holding shares in dematerialised form as per list provided by NSDL and CDSL in proportion to the amount paid-up on those Shares at that date. The offer shall be made by notice specifying the number of Shares offered and the date (being not less than 15 days from the date of the offer) after which the offer, if not accepted, will be deemed to have been declined. After such date the Board may dispose of the Shares offered in respect of which no acceptance has been received, in such manner as they think most beneficial to the Company. The offer is deemed to include a right exercisable by the person concerned to renounce the Shares offered to him in favour of any other person.

Under the provisions of the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, either, if a special resolution to that effect is passed by the shareholders of the company in a general meeting or where only a simple majority of shareholders present and voting in a general meeting have passed the resolution and the Government's permission has been obtained based on the application made by the Board.

The Company's issued share capital may, among other things, be increased by the exercise of warrants attached to any security of the Company, or individually issued which entitle the holder to subscribe for Shares in the Company or upon the conversion of convertible debentures issued. The issue of any convertible debentures or the taking of any convertible loans, other than from the Government and financial institutions, requires the approval of a special resolution of shareholders.

The Company can also alter its share capital by way of a reduction of capital or by undertaking a buy-back of shares under the prescribed SEBI guidelines.

The Articles of Association provide that the Company may, by a resolution passed at the general meeting, from time to time increase its capital by the creation of new shares and may consolidate or sub-divide its share capital, covert all or any of its fully paid-up Shares into stock and reconvert that stock into fully paid-up Shares or cancel Shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital. The Articles also provide that if at any time the Company's share capital is divided into different classes of shares, the rights attached to any one class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution, passed at a separate meeting of the holders of the shares of that class.

Preference Shares

Preference share capital is that part of the paid-up capital of a company which fulfils both of the following requirements, namely:

(a) that in respect of dividends, it carries a preferential right to be paid a fixed amount or an amount calculated at a fixed rate; and

(b) that in respect of capital, it carries on a winding-up of the company, a preferential right to be repaid the amount of the capital paid-up or deemed to have been paid-up subject to the provisions of the Companies Act.

The preference shares do not confer any further rights to participate in the company's profits or assets. Holders of preference shares are not entitled to vote at general meetings of the company except where the dividend due on such capital has remained unpaid:

(a) in the case of cumulative preference shares, in respect of an aggregate period of not less than two years preceding the date of commencement of the meeting; and

(b) in the case of non-cumulative preference shares, either in respect of a period of not less than two years or in respect of an aggregate period of not less than three years comprised in the six years ending with the expiry of the financial year immediately preceding the commencement of the meeting.

In any such case, however, the holders of preference shares have a right to vote only on those resolutions which directly affect the rights attached to their preference shares.

Under the Companies Act, a company may issue redeemable preference shares if so authorised by the articles of association of the company. The Articles of Association of the Company give the Company the power to issue preference shares but: (i) no such shares shall be redeemed except out of profits of the company which would otherwise be available for dividends or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; (ii) no such shares shall be redeemed unless they are fully paid; (iii) the premium, if any, payable on redemption shall have been provided for out of the profits of the company or out of the company's security premium account, before the shares are redeemed; (iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall be transferred to a reserve fund, to be called the Capital Redemption Reserve Account, a sum equal to the nominal amount of the shares redeemed out of profits which would otherwise have been available for dividends; and (v) the provisions of the Companies Act relating to the reduction of the share capital of a company shall apply as if such reserve account were paid-up share capital of such company. Preference shares must be redeemable before the expiry of a period of 20 years from the date of their issue.

The Company has not issued any preference shares to date.

General Meetings of Shareholders

There are two types of general meetings of shareholders: (i) annual general meetings, and (ii) extraordinary general meetings. The Company must hold its annual general meeting each year within 15 months of the previous annual general meeting and in any event not later than six months after the end of each accounting period unless extended by the Registrar of Companies at the request of the Company for any special reason, by a period not exceeding three months. The Board may also, in accordance with its Articles of Association, convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10 per cent. of the paid-up capital of the Company carrying voting rights. A general meeting of the shareholders is generally convened by the Secretary of the Company in accordance with a resolution of the Board. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 clear days (excluding the days of mailing, and receipt, and such service shall be deemed to have been effected on the expiry of 48 hours after the same is posted) prior to the date of the proposed meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at such meeting.

A general meeting may be called after giving shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95 per

cent. of the paid-up capital of the Company in the case of any other general meeting. Currently, the Company gives written notices to all members and, in addition, gives public notice of general meetings of shareholders in a daily newspaper of general circulation in the region of the registered office of the Company. General meetings are generally held at a place where the registered office of the Company is situated or at such other place within the City or town where the registered office of the Company is situated. The quorum for a general meeting of the Company is five shareholders personally present. Meetings other than annual general meeting may be held at any other place if so determined by the Board.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy-back of shares under the Companies Act, giving loans or extending guarantees in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefor and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice.

Voting Rights

At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll the voting rights of each shareholder entitled to vote and present in person or by proxy is in proportion to his/her/its share of paid-up equity capital of the company. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by a shareholder or shareholders holding at least 10 per cent. of the total shares entitled to voting rights in respect of the resolution and present in person or by proxy who has voting rights in proportion to the paid-up capital held by such shareholder. Subject to the Articles of Association, the Chairman of the meeting has a casting vote.

Registered holders of Shares withdrawn from the Depositary arrangements will be entitled to vote and exercise other direct shareholders' rights. Shares once withdrawn may be eligible for redeposit subject to certain conditions.

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. Special resolutions require the vote of three-fourths of the members present and voting. Special resolutions require that the votes cast in favour of the resolution by those present and voting, must be at least three times the votes cast against the resolution. The Companies Act provides that to amend the Articles of Association, a special resolution is required to be passed in a general meeting. Certain instances, including members voluntary winding-up, dissolutions, merger or consolidation of the Company, preferential allotment of shares, and, in any case where shareholding of public financial institutions and banks exceeds 25 per cent., appointment of statutory auditors, require a special resolution.

A shareholder may exercise his voting rights by proxy to be given in the form required by the Articles of Association of the Company. The instrument appointing a proxy is required to be lodged with the Company at least 48 hours before the time of the meeting. Any shareholder of the Company may appoint a proxy. A proxy shall not vote except on a poll and does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings, subject to necessary board resolution passed by the corporate shareholder, who shall not be deemed a proxy. Such an authorised representative can vote in all respects as if a member, including on a show of hands and a poll. A shareholder which is a legal entity may appoint an authorised representative who can vote in all respects as if a member both by show of hands and by poll.

The Companies Act allows for a company to issue shares with differential rights as to dividends, voting or otherwise subject to certain conditions prescribed under applicable law. In this regard, the laws require that

for a company to issue shares with differential voting rights the company (i) must have had distributable profits in terms of the Companies Act for a period of three financial years preceding the year in which it was decided to issue such shares; (ii) the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three financial years immediately preceding the year in which it was decided to issue such shares; (iii) the Articles of Association of the Company allow for the issuance of such shares with differential voting rights; and (iv) such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001. Under the provisions of Section 42 of the Companies Act, subsidiaries are not permitted to be members of the holding company. Even if any subsidiary holds shares in its holding company prior to its becoming a subsidiary, the shares held by the subsidiary will not have any voting rights.

Convertible Securities/Warrants

The Company may issue from time to time debt instruments that are partly and fully convertible into Shares and/or warrants to purchase Shares. The Company has one series of U.S.$500,000,000 zero coupon convertible bonds due 2011 (the "Convertible Bonds") outstanding. The Convertible Bonds are convertible at any time on or after 19 June 2006 up to close of business on 7 May 2011, into newly issued shares at the option of the holders of the Convertible Bonds, at an initial conversion price of Rs. 480.68 per Share. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed on 10 May 2011 at 125.84 per cent. of their principal amount. On or at any time after 9 May 2009 and on and prior to 7 May 2011, the Company may, subject to certain conditions, redeem the Convertible Bonds in whole and not in part. Unless the Convertible Bonds have been previously redeemed, converted or purchased and cancelled, each holder shall have the right (i) upon the occurrence of a change of control of the company or (ii) in the event that the Shares cease to be listed or admitted to trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, to require the Company to redeem in whole but not in part such holder's Convertible Bonds.

Postal Ballot

Under the provisions of the Companies Act, the Government has framed rules for listed companies for voting by postal ballot instead of transacting the business in general meeting of the company, in case of resolutions including resolutions for alteration of the objects clause in the company's memorandum of association, buy-back of shares, issue of shares with differential voting rights, a sale of the whole or substantially the whole of an undertaking of a company, giving loans and extending guarantees in excess of prescribed limits under sub-section (1) of section 372A of the Companies Act, for change of the registered office of the company in certain circumstances and for variation in the rights attached to a class of shares or debentures. The resolution passed by means of postal ballot shall be deemed to have been duly passed at a general meeting physically convened. A notice to all the shareholders has to be sent along with a draft resolution explaining the reasons thereof and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the notice. Postal voting includes voting in electronic form.

Register of Shareholders and Record Dates

The Company is obliged to maintain a register of shareholders at its registered office or with the approval of its shareholders by way of a special resolution and with prior intimation to the relevant Registrar of Companies at some other place in the same city. The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. The Company recognises as shareholders only those persons who appear on its register of shareholders and the Company cannot recognise any person holding any Share or part of it upon any trust,

express, implied or constructive, except as permitted by law. In the case of shares held in physical form, the Company registers transfers of shares on the register of shareholders upon lodgement of the share transfer form executed by or on behalf of the transferor and by or on behalf of the transferee duly completed in all respects accompanied by a share certificate, or if there is no certificate, the letter of allotment in respect of shares to be transferred together with transfer forms evidencing payment of requisite stamp duty. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn, the Company enters the name of the depository in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depository. Transfer of beneficial ownership through a depository is exempt from any stamp duty but each depository participant may have its own depository charges.

For the purpose of determining the shareholders, the Company may, after giving not less than seven days' previous notice by advertisement in some newspaper circulating in the district where the registered office of the Company is situated, close the register for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends the Company keeps the register of shareholders closed for approximately 7 to 15 days, generally before the annual general meeting. Under the listing regulations of the stock exchanges on which the Company's outstanding Shares are listed, the Company may, upon at least 15 days' advance notice to such stock exchanges (or 21 days' advance notice in the event the company issued physical share certificates to any of its shareholders), set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders. The trading of Shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Under the Companies Act, the Company is also required to maintain a register of debenture holders.

Annual Report and Financial Results

The Company's audited consolidated financial statements for the relevant financial year, the directors' report and the auditors' report (collectively the "Annual Report") must be laid before the annual general meeting. These also include certain other financial information of the Company, a corporate governance section and management's discussion and analysis and are made available for inspection at the Company's registered office during normal working hours for 21 days prior to the annual general meeting.

Under the Companies Act, the Company must file the Annual Report presented to the shareholders with the Registrar of Companies, Mumbai within 30 days from the date of the annual general meeting. The Company must file an annual return, which includes a list of the shareholders, and other information within 60 days of the conclusion of its annual general meeting. Copies of annual reports are also required to be sent to the stock exchanges where the Company's shares are listed.

As required under the Listing Agreement, copies are required to be simultaneously sent to the BSE and any other exchanges on which the Company's Shares are listed either of unaudited financial results within 30 days and audited financial results at a later date or audited within three months from the close of the accounting year. The Company must also furnish quarterly and semi-annual unaudited results within 30 days after the end of each calendar quarter and quarterly and semi-annual review reports by the auditors within 60 days of the close of each quarter. The Company must also publish its financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where the registered office of the Company is situated. The Company files certain information online, including its Annual Report, half yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the Listing Agreement.

Transfer of Shares

Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the SCRA, which enabled companies to refuse to register transfer of shares in some circumstances, the equity shares of a public company became freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since the Company is a public company, the provisions of Section 111A will apply to it. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, the Board may exercise their discretion if they have sufficient cause to do so. If the Board, without sufficient cause, refuse to register a transfer of shares within two months from the date on which the instrument of transfer or intimation of transfer, as the case may be, is delivered to the company, the shareholder wishing to transfer his, her or its shares may file an appeal with the Company Law Board ("CLB") and the CLB can direct the company to register such transfer.

Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992, or the regulations used thereunder or the SICA or any other Indian laws, the CLB may, on application made by the company, a depository, a participant, an investor or the SEBI, within two months from the date of transfer of any shares or debentures held by a depository or from the date on which the instrument of transfer or the intimation of the transmission was delivered to the company, as the case may be, after such inquiry as it thinks fit, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Further, the provisions of Section 111A does not restrict the right of a holder of shares or debentures to transfer such shares or debentures and any person acquiring such shares or debentures shall be entitled to voting rights unless the voting rights have been suspended by the CLB.

By the Companies (Second Amendment) Act, 2002, the CLB is proposed to be replaced by the National Company Law Tribunal ("NCLT"), which is expected to be set up shortly. All powers of the CLB would then be conferred on the NCLT. Further, the SICA is sought to be repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003. However, this Act has not yet been brought into force.

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depository are exempt from stamp duty. The Company has entered into an agreement for such depository services with NSDL and CDSL and Integrated Enterprises (India) Limited are the registrars who maintain all records pertaining to physical transfer and transmission of shares and details of transfers and transmissions in electronic form through electronic connectivity with NSDL and CDSL.

The SEBI requires that the Shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. See "Indian Securities Market—Depositaries".

Pursuant to the Listing Agreement, in the event the Company has not effected the transfer of Shares within one month or where the Company has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, it is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the shares or debentures of a public listed company (such as the Company) shall be freely transferable. The Articles of Association provide for certain restrictions on the transfer of shares, including granting power to the Board in certain circumstances, to refuse to register or acknowledge

transfer of shares or other securities issued by the Company. However, the applicable case law suggests that *inter se* arrangements between shareholders of a company cannot bind a company in this regard if it is not a party to such an arrangement and therefore, the enforceability of such restrictions under the Companies Act may not be possible.

Acquisition by the Company of its Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75 per cent. of the shareholders present and voting on the matter and is also sanctioned by the High Court of the city where the registered office is situated. Moreover, subject to certain conditions, a company is prohibited from giving whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company.

However, pursuant to certain amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

(i) the buy-back should be authorised by the articles of association of the company;

(ii) a special resolution has been passed in the general meeting of the Company authorising the buy-back;

(iii) the buy-back is limited to 25 per cent. of the total paid-up capital and free reserves provided that the buy-back of equity shares in any financial year shall not exceed 25 per cent. of the total paid-up equity share capital in that year;

(iv) the ratio of debt owed by the company is not more than twice the capital and free reserves after such buy-back;

(v) all the shares or other specified securities for buy-back are fully paid-up; and

(vi) the buy-back is in accordance with the Securities and Exchange Board of India (Buyback of Securities) Regulation, 1998.

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10 per cent. of the total paid-up equity capital and free reserves of the company and provided that such buy-back has been authorised by the Board. Further, a company buying-back its securities is not permitted to buy-back any securities for a period of 365 days reckoned from the preceding buy-back. Also, a company is not permitted to issue new securities of the same kind as those bought back for six months from the buy-back date except by way of a bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. The aforesaid restriction relating to the 365 days period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting. Every buy-back shall be completed within 12 months from the date of passing the special resolution or a resolution passed by the Board as the case may be.

A company buying-back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying-back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months except by way of bonus issue or in discharge of subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures

into equity shares. The aforesaid restriction relating to the one year period does not apply to a buy-back authorised by a special resolution of the shareholders in general meeting.

The Company is also prohibited from purchasing its own shares or specified securities through any subsidiary company, including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with certain other provisions of the Companies Act.

The buy-back of securities can be from existing security holders on a proportionate basis or from the open market or from odd lots, that is to say, where the lot of securities of a public company, whose shares are listed on a recognised stock exchange, is smaller than such marketable lot, as may be specified by the stock exchange, or by purchasing securities issued to the employees of the company pursuant to a scheme of stock option or sweat equity.

Liquidation Rights

Subject to the provisions of the Companies Act (including in particular the rights of employees, creditors, workmen, the requirement to pay statutory dues as contained in Sections 529A and 530 thereof) and the rights of the holders of any other shares entitled by their terms of issue to preferential repayment over the Shares, in the event of winding-up of the Company, the holders of the Shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on such Shares or in case of shortfall proportionately. All surplus assets after payments due to workmen, statutory dues, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid-up or credited as paid-up on such shares respectively at the commencement of the winding-up.

The SEBI (Delisting of Securities) Guidelines 2003, provides for voluntary delisting by Indian companies from all or any of the exchanges where the shares of such companies are listed, subject to conditions specified therein, as well as compulsory delisting upon the occurrence of certain events.

Disclosure of Ownership Interest

Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to that company the details of the holder of record and the holder of record to declare details of the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the Company's obligation to register a transfer of Shares or to pay any dividends to the registered holder of any Shares in respect of which the declaration has not been made.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (subject to completion and minor amendment and excepting sentences in italics) will apply to the Global Depositary Receipts, and will be endorsed on each Global Depositary Receipt certificate:

The Global Depositary Receipts (the "GDRs") represented by this certificate are each issued in respect of one Share of nominal value Rs. 5 each (the "Shares") in Reliance Communications Limited (the "Company") pursuant to and subject to an agreement dated 3 May 2006 and made between the Company and Deutsche Bank Trust Company Americas in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement"). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed Deutsche Bank AG, Mumbai Branch as Custodian (the "Custodian") to receive and hold on its behalf the share certificates in respect of certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property"). The Depositary shall hold the Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the "Conditions"), references to the "Depositary" are to Deutsche Bank Trust Company Americas and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to Deutsche Bank AG, Mumbai Branch or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" means, in relation to the relevant Custodian, its head office in Mumbai or such other location of the head office of the Custodian in Mumbai as may be designated by the Custodian with the approval of the Depositary (if outside the city of Mumbai) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

GDRs may take the form of either (i) GDRs represented by a Master Regulation S GDR (the "Master Regulation S GDR") registered in the name of a common nominee for, and held by a common depositary (the "Common Depositary") for, Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and held for the account of accountholders in Clearstream, Luxembourg or Euroclear, as the case may be, exchangeable in certain circumstances and upon delivery to the Depositary of a certificate substantially in the form of Part A of Schedule 3 to the Deposit Agreement, for a certificate in definitive registered form in respect of GDRs evidencing all or part of the interest of such person in the Master Regulation S GDR; or (ii) GDRs represented by a Master Rule 144A GDR (the "Master Rule 144A GDR") registered in the name of The Depository Trust Company ("DTC") (or its nominee) and held for the account of participants therein, exchangeable as set out therein in certain circumstances, upon delivery to the Depositary of a certificate substantially in the form of Part A of Schedule 3 to the Deposit Agreement, for a certificate in definitive registered form in respect of GDRs evidencing all or part of the beneficial interest of such person in the Master Rule 144A GDR. A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through Clearstream, Luxembourg, Euroclear or DTC. The Master Regulation S GDR and the Master Rule 144A GDR are together referred to as the "Master GDRs".

Subject to the provisions and upon compliance with the conditions of the Deposit Agreement, interests in the Master Regulation S GDR may be exchanged by the Holder thereof for interests in the corresponding number of GDRs represented by the Master Rule 144A GDR, and vice versa. Subject to the limited exceptions set forth herein, prior to the 41st day after the initial deposit of Shares in respect of the Master Regulation S GDR or a distribution and the closing date of any distribution (the "Closing Date"), interests in the GDRs represented by the Master Regulation S GDR may be held only through Euroclear or Clearstream,

Luxembourg. An interest in GDRs represented by the Master Regulation S GDR may be transferred to a person whose interest in such GDRs is subsequently represented by the Master Rule 144A GDR only if such transfer is being made to a person whom the transferor reasonably believes to be a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. Interests in GDRs represented by the Master Rule 144A GDR may be transferred to a person whose interest in such GDRs is subsequently represented by the Master Regulation S GDR at any time if such transfer is being made in accordance with Regulation S under the Securities Act. In such case, entries in the books of the Depositary against the Master Regulation S GDR and the Master Rule 144A GDR will be made accordingly to show the relative increase or decrease, as the case may be, in the number of Deposited Shares evidenced thereby.

The Master Regulation S GDR and the Master Rule 144A GDR will only be exchanged for definitive GDRs in registered form in the circumstances described in (i), (ii), (iii), (iv) or (v) below, in whole but not (except in the case of (iv) or (v) below) in part. The Depositary shall deliver, within 60 days of the occurrence of the relevant event described in (i), (ii), (iii), (iv) or (v) below, GDRs in definitive form, in exchange for either the Master Regulation S GDR or the Master Rule 144A GDR, to Holders in the event that:

(i) *the Holder of the Master Regulation S GDR or the Master Rule 144A GDR is unwilling or unable to continue as common depositary or depositary (or as nominee thereof), as the case may be, and a successor common depositary or successor depositary (or successor nominee therefor), as the case may be, is not appointed within 90 calendar days; or*

(ii) *in the case of the Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended; or*

(iii) *either Clearstream, Luxembourg or Euroclear (in the case of the Master Regulation S GDR) or DTC (in the case of the Master Rule 144A GDR) is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so and no alternative clearing system satisfactory to the Depositary is available within 45 days; or*

(iv) *the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or*

(v) *the Holder of the relevant Master GDR gives notice to the Depositary of its desire to exchange a part or the whole of the Master Regulation S GDR or the Master Rule 144A GDR for certificates evidencing GDRs in definitive registered form.*

The settlement of cross-market trades between participants in either Clearstream, Luxembourg or Euroclear and participants in DTC will take longer than settlement of trades either solely within one clearing system or between Clearstream, Luxembourg or Euroclear and, consequently, investors will not enjoy the same ability to use securities for transactions such as lending and repurchase agreements. Settlement on a delivery versus payment basis will not be available. Investors will have to make their own payment arrangements for such cross-market trades outside the clearing systems. Investors should consult the relevant clearing system if they are in any doubt.

References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the

Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. **Holders are deemed to have notice of and be bound by all of the provisions of the Deposit Agreement applicable to them.**

1 Deposit of Shares and other securities

(A) After the initial deposit of Shares by the Company in respect of each GDR, unless otherwise agreed by the Depositary and the Company and permitted by applicable law, only the following may be deposited under the Deposit Agreement in respect of such GDR:

(i) Shares issued as a dividend or free distribution on Deposited Shares pursuant to Condition 5;

(ii) Shares subscribed or acquired by Holders from the Company through the exercise of rights distributed by the Company to such persons in respect of Deposited Shares pursuant to Condition 7;

(iii) securities issued by the Company to the Holders in respect of Deposited Shares as a result of any change in the par value, sub-division, consolidation or other reclassification of Deposited Shares or otherwise pursuant to Condition 10. References in these Conditions to "Deposited Shares" or "Shares" shall include any such securities, where the context permits; and

(iv) (to the extent permitted by applicable law and regulation) any other Shares in issue.

References in these Conditions to "Deposited Shares" or "Shares" shall include any such securities, where the context permits.

(B) In accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form approved by the Depositary) and, if required by the Depositary, a duly executed certificate substantially in the form of Part B of Schedule 3 to the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of the GDRs, the Depositary will from time to time issue GDRs in respect of Shares accepted for deposit under this Condition. Such further GDRs will have the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs. Under the Deposit Agreement, the Company must inform the Depositary if any Shares issued by it which may be deposited under this Condition do not, by reason of the date of issue or otherwise, rank *pari passu* in all respects with the other Deposited Shares. Subject to the provisions of Conditions 5, 7 and 10, if the Depositary accepts such Shares for deposit it will arrange for the issue of temporary GDRs in respect of such Shares which will form a different class of GDRs from the other GDRs until such time as the Shares which they represent become fully fungible with the other Deposited Shares.

Shares may not be deposited by persons located in India, residents of India or for, or on the account of, such persons (except by the Company and the Custodian) and such other persons who are authorised to do so in accordance with Indian regulations.

Subject to the terms and conditions of the Deposit Agreement, upon (i) physical delivery to the Custodian of Shares, (ii) if required, delivery to the Depositary of an appropriate certificate substantially in the form of Part B of Schedule 3 to the Deposit Agreement and available from the Depositary or the Custodian, (iii) payment of necessary taxes, governmental charges (including transfer taxes) and other fees, expenses and charges as set forth in Condition 16 and the Deposit

Agreement, and (iv) receipt of a duly executed notice containing instructions for delivery of GDRs in definitive form at the specified office of the Depositary or instructions for crediting interests in the Master Regulation S GDR to the account of the Common Depositary and/or the Master Rule 144A GDR to the account of DTC (or its nominee), the Depositary will adjust its records for the number of GDRs issued in respect of the Shares so deposited and will notify the Common Depositary or DTC, as the case may be, as to the increase in the number of GDRs represented by the Master Regulation S GDR or the Master Rule 144A GDR, respectively. Each person receiving a GDR or interest therein will be deemed to make the representations, covenants and acknowledgements set forth under "Transfer Restrictions".

(C) The Depositary will refuse to accept Shares for deposit whenever it is notified in writing by the Company that the Company has restricted the transfer of such Shares to comply with ownership restrictions under applicable Indian law or that such deposit would result in any violation of applicable Indian laws or governmental or stock exchange regulations. The Depositary will also refuse to accept certain Shares for deposit when notified in writing by the Company that the Deposited Shares or GDRs or any depositary receipts representing Shares are listed on a U.S. national securities exchange registered under Section 6 of the Exchange Act or quoted on a U.S. automated interdealer quotation system unless the Company has notified the Depositary that it has received evidence satisfactory to it that such securities were not when issued of such class of securities so listed or quoted and accompanied by evidence satisfactory to the Depositary that any Shares presented for deposit are eligible for resale pursuant to Rule 144A under the Securities Act. The Depositary may also refuse to accept Shares for deposit if such action is deemed necessary or desirable by the Depositary, in good faith, at any time or from time to time because of any requirements of law or of any government or governmental authority, body or commission or stock exchange or under any provision of the Deposit Agreement or for any other reason.

(D) In its capacity as Depositary, the Depositary shall not lend Shares or other Deposited Property held hereunder or GDRs, provided that the Depositary reserves the right subject to applicable law (and without prejudice to its obligations Clause 2.1 of the Deposit Agreement to (i) issue GDRs or interests in the Master GDRs prior to the receipt of Shares and (ii) deliver Deposited Property prior to the receipt and cancellation of GDRs in accordance with these Conditions, including GDRs which were issued under Condition 1(A)(i) above but for which Shares may not have been received (a "pre-release"). Each such pre-release transaction shall be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered that at the time of such transaction such person, or its customer (i) beneficially owns the corresponding Deposited Property or GDRs to be received, as the case may be, (ii) assigns all beneficial rights, title and interests in and to such Deposited Property or GDRs, as the case may be, to the Depositary in its capacity as such and will hold such Deposited Property or GDRs, as the case may be, in trust for the Depositary until their delivery to the Depositary or Custodian, (iii) will reflect the Depositary as the owner of such Deposited Property or GDRs, as the case may be, on its records, (iv) deliver such Deposited Property or GDRs, as the case may be, to the Depositary or Custodian upon the Depositary's request and (v) will not take any action with respect to such Deposited Property or GDRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than to deliver such Deposited Property or GDRs, as the case may be, to the Depositary in its capacity as such, (b) at all times fully collateralised with cash, U.S. government securities, or other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will also set limits with respect to the number of Shares and GDRs involved in transactions

to be effected hereunder with any one person on a case by case basis as it deems appropriate. The collateral referred to in (b) above shall be held by the Depositary for the benefit of the Holders as security for the performance of the obligations to deliver such Deposited Property or GDRs, as the case may be, set forth in (a) above.

2 Withdrawal of Deposited Property

(A) Deposited Property may not be withdrawn until the date on which the Depositary has received a written confirmation from the Company that the Shares are listed on the Indian Stock Exchanges. The Depositary shall notify the Holders of such listings in accordance with Condition 23 as soon as is practically possible after receiving such written confirmation. Subject as set out above and to Condition 2(B) to 2(E) below, at any time, any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, insofar as permitted by Indian law, the Deposited Property attributable to any GDR upon production of such evidence that such person is the Holder of and entitled to the relevant GDR and such other evidence as the Depositary may reasonably require at the specified office of the Depositary or any Agent accompanied by:

(i) a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Office of the Custodian, or (at the request, risk and expense of the Holder) at the specified office from time to time of the Depositary or any Agent (located in India or such other place as permitted under applicable law from time to time) to, or to the order in writing of, the person or persons designated in such order;

(ii) a duly executed and completed certificate substantially in the form set out in Part C of Schedule 3 to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered at any time in respect of surrendered Regulation S GDRs represented by the Master Regulation S GDR or surrendered Rule 144A GDRs represented by the Master Rule 144A GDR;

(iii) the payment of such fees, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement; and

(iv) the surrender (if appropriate) of the GDR certificates in definitive registered form to which the Deposited Property being withdrawn is attributable.

(B) Certificates for withdrawn Deposited Shares will contain such legends, and withdrawals of Deposited Shares will be subject to the grant of such approvals as may be required by applicable laws or the Constitutive Documents of Association of the Company (the "Constitutive Documents") and to such transfer restrictions or certifications, as the Company or the Depositary may from time to time determine to be necessary for compliance with applicable laws and the Constitutive Documents.

The Board of Directors of the Company may in certain circumstances refuse to register the transfer of Deposited Shares from the name of the Depositary or its nominee.

A stamp duty of 0.25 per cent. of the market value of Shares is currently charged in respect of any transfer of Shares in physical form, including, on the initial transfer of Shares on withdrawal of the GDRs (if they are in physical form). This duty is payable by the relevant Holder. Currently, in accordance with Indian regulations, the delivery of underlying Shares of GDRs shall only be in the dematerialised form and stock exchanges may not accept delivery of underlying Shares of GDRs in physical form. Holders are advised to seek independent legal advice in relation to transfer and requirement of approval issues.

(C) Upon production of such documentation and the making of such payment as aforesaid in accordance with Condition 2(A), the Depositary will direct the Custodian, with a copy of such direction being simultaneously sent to the Company for information, within a reasonable time after receiving such direction from such Holder, to deliver at its Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i) a certificate for, or other appropriate instrument of title to or evidence of a book-entry transfer in respect of, the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii). all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof as aforesaid;

Provided that the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(iii) will direct the Custodian to deliver the certificate for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in Condition 2(C)(i) (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agents and is attributable to such Deposited Shares); and/or

(iv) will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied by such instruments of transfer in blank or to the person or persons specified in such order and such other documents, if any, as are required by law for the transfer thereof),

in each case at the specified office from time to time of the Depositary, if any, or any Agent (located in the Republic of India or such other place as is permitted under applicable law from time to time) as designated by the surrendering Holder in such accompanying order as aforesaid.

(D) Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

(E) The Depositary may suspend the withdrawal of all or any category of Deposited Property during any period when the register of shareholders or other relevant holders of the Company is closed, generally or in one or more localities, or in order to comply with any applicable Indian law or governmental or stock exchange regulations. The Depositary shall restrict the withdrawal of Deposited Shares when it is notified in writing that such withdrawal would result in a breach of ownership restrictions under applicable Indian law as notified by the Company from time to time. In the absence of any such notification from the Company, the Depositary is not under any obligation to ascertain or determine whether or not any such delivery should be reduced (including monitoring ownership levels amongst beneficial owners) and the Depositary, shall not be liable for any loss, damage or other consequences arising from any such refusal.

3 Transfer and Ownership

The GDRs are in registered form, each representing one Share. Transfer of title to the GDRs passes by registration in the Register. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its absolute owner for all purposes (whether or not any payment or other

distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

The Deposit Agreement defines the "owner of GDRs" as, in respect of any GDR represented by the Master Regulation S GDR, such person whose name appears in the records of Clearstream, Luxembourg or Euroclear or, in respect of any GDRs represented by the Master Rule 144A GDR, such person whose name appears in the records of DTC, in each case, as the owner of a particular amount of GDRs, and, in respect of any other GDR, the Holder thereof. The Deposit Agreement defines the "Holder" as the person recorded in the Register as the holder for the time being of a GDR and defines "beneficial owner" of GDRs as such person who holds beneficial title to such GDRs or interests therein. Holders, owners and beneficial owners of GDRs are not parties to the Deposit Agreement and thus, subject as set out in the following sentence, under English law, have no contractual rights against, or obligations to, the Company. The Company has undertaken in Clause 18.2 of the Deposit Agreement that the provisions of Condition 24(c) may be enforced by each of the Holders or owners or beneficial owners of GDRs or Shares evidenced by GDRs and prospective purchasers designated by such Holders, or owners or beneficial owners, from time to time, of such restricted securities. Any rights in connection with Clause 18.2 of the Deposit Agreement arising by virtue of the Contracts (Rights of Third Parties) Act 1999 are personal to each person or persons to whom they are granted. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder, owner or beneficial owner of GDRs.

There are restrictions on the offer and sale of the GDRs and the Shares in the United States. See "Transfer Restrictions".

4 Cash Distributions

Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into U.S. dollars in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall, as soon as practicable, distribute any such amounts to the Holders in proportion to the number of Deposited Shares represented by the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:

(i) in the event that the Depositary is aware that any Deposited Shares shall not be entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(ii) the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16(A)(iv).

5 Distributions of Shares

Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend in or free distribution or bonus issue of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares evidenced by the GDRs held by them respectively, additional GDRs representing an aggregate number of Shares received

pursuant to such dividend or distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs evidenced by the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs or, to the extent that and for so long as the circumstances described in Condition 1(E) may apply to such Deposited Shares, an issue of temporary global GDRs (in master or definitive form, as appropriate); PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall sell (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6 Distributions other than in Cash or Shares

Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares represented by the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7 Rights Issues

If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(i) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in Rupees or other relevant currency (where appropriate) together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs represented by the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii) if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii) if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion, subject to applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold, and in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Conditions 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities represented by such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the relevant offer, distribution or sale of such rights or securities to such Holders or owners of GDRs is exempt from registration under the provisions of such law. Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable to dispose of the rights in any manner provided in paragraphs (i), (ii) and (iii) above the Depositary shall permit the rights to lapse.

The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8 Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than U.S. dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into U.S. dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another Company or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into U.S. dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for

such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgment any currency other than U.S. dollars is not convertible on a reasonable basis into U.S. dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in U.S. dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9 Distribution of any Payments

(A) Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (which shall be the same date as the corresponding record date set by the Company or as near as practicable to the record date set by the Company) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in U.S. dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Luxembourg, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Conditions, the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relevant Deposited Property.

(B) Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the entitled Holder, subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10 Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6, 7 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change or may adopt more than one of these courses of action.

11 Withholding Taxes and Applicable Laws

(A) Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Indian and other withholding taxes, if any, at the applicable rates.

For a description of Indian withholding taxes with respect to dividends on Deposited Shares and capital gains realised on sales of Deposited Shares, see "Taxation".

(B) If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in India in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Conditions 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company will apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, the Company has undertaken in the Deposit Agreement, to the extent reasonably practicable, to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities represented by any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent or permit, or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary without unreasonable burden or expense.

(C) The Depositary will use reasonable efforts to follow the procedures established by the Foreign Investment General Directorate of the Prime Ministry of the Republic of India (the "FID") to enable eligible owners of GDRs who are not resident in the Republic of India to benefit from any available reduced withholding tax rate, respecting payments of any dividend, and to recover payment of any fiscal or tax credit payment.

12 Voting Rights

Holders of GDRs will have no voting rights with respect to the Deposited Shares. The Depositary will not exercise any voting rights in respect of the Deposited Shares unless it is permitted to do so by law. If so permitted, the Depositary will, at the direction of the Board of Directors of the Company (subject to receipt of an opinion by the Depositary, provided at the expense of the Company and in form satisfactory to the Depositary, that to do so would not violate any applicable Indian law and that in so doing the Depositary will not incur any liability to any Holder for any action taken or not taken with respect to any vote), either vote as directed by the Board of Directors of the Company or give a proxy or power of attorney to vote the Deposited Shares in favour of a Director of the Company or other person or vote in same manner as those shareholders designated by the Board of Directors of the Company. A valid corporate decision of the Company will bind the Depositary and the Holders notwithstanding these restrictions on voting rights.

The Depositary shall in no circumstances exercise any discretion with respect to the voting of the Deposited Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's register of members to a person other than the Depositary or its nominee may be voted by the holders thereof. However, Holders or owners of GDRs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings.

13 Documents to be Furnished, Recovery of Taxes, Duties and Other Charges

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. In default thereof, the Depositary may for the account of the Holder discharge the same out of the proceeds of sale on any stock exchange on which the Shares may from time to time be listed or otherwise on any over-the-counter market in India, and subject to all applicable law and regulations, of any appropriate number of Deposited Shares or other Deposited Property and subsequently pay any surplus to the Holder. Any such request shall be made by giving notice pursuant to Condition 23.

14 Liability

(A) In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions, and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

(B) Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person if, by reason of any provision of any present or future law or regulation of India or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the Constitutive Documents, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or persons with an interest in any GDR by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

(C) Neither the Company nor the Depositary nor any of their respective agents shall be liable to Holders of GDRs for any indirect, special, punitive or consequential damages.

(D) Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or (except as provided in (P) below) for its failure to perform any obligations under the Deposit Agreement or these Conditions.

(E) The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to

charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a company, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

(F) The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

(G) The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.

(H) The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of a GDR or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

(I) In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders, the owners of GDRs or any other person.

(J) Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(K) The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

(L) Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.

(M) The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by a Director of the Company or by a person duly authorised by a Director of the Company or such other certificate from persons specified in (J) above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

(N) The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

(O) The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and the Company in making such delegation. The Company shall not (in any circumstances) and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable, and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate, arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.

(P) The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business or do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

(Q) The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in case of deposit with itself, in the absence of its own negligence or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit, provided that when determining to hold or deposit the Deposit Agreement in any jurisdiction other than England, the Depositary will use its reasonable endeavours to mitigate any stamp duties and other similar duties or taxes payable by the Company in connection with the execution of the Deposit Agreement as a result of so holding or depositing the Deposit Agreement in any jurisdiction other than England.

(R) Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable, in the absence of its own wilful default, negligence or bad faith or that if its agents, directors, officers or employees, in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement.

(S) No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in

the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

(T) No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

15 Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16 Depositary's Fees, Costs and Expenses

(A) The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i) for the issue of GDRs (other than upon the issue of GDRs on the date hereof) or the cancellation of GDRs upon the withdrawal of Deposited Property: U.S.$0.05 or less per GDR issued or cancelled;

(ii) for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs (including, but not limited to, printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of U.S.$0.02 or less per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of Shares (whether or not represented by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution (except where converted to cash): U.S.$0.05 or less per outstanding GDR for each such issue of rights, dividend or distribution; and

(vi) for the operation and maintenance costs associated with the administration of the GDRs: an annual fee of U.S.$0.02 or less per GDR; provided however, that if any cash dividend or other cash distribution on or in respect of the Deposited Shares in respect of any year is distributed pursuant to clause (iv) above (whether in one or multiple tranches) and the Depositary imposes a fee under this clause (vi), then the total of fees assessed under this clause (vi), combined with the total of fees assessed under clause (iv) above, shall not exceed U.S.$0.02 per GDR in any calendar year;

(vii) for the inspection of the relevant share register maintained by the local registrar undertaken by the Depositary, the Custodian or their respective agents: an annual fee of U.S.$0.01 or less per GDR (such fee to be assessed against Holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such

Holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

(viii) for the issue of GDRs pursuant to a change for any reason in the number of Shares represented by each GDR, regardless of whether or not there has been a deposit of Shares to the Custodian or the Depositary for such issuance: a fee of U.S. $0.05 or less per GDR (or portion thereof); and

(ix) for transferring interests from and between the Master Regulation S GDR and the Master Rule 144A GDR: a fee of U.S.$0.05 or less per GDR,

together with all expenses, transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian in connection with any of the above including, but not limited to charges imposed by an central depositary and such customary expenses as are incurred by the Depositary in the conversion of currencies other than U.S. dollars into U.S. dollars and fees imposed by any relevant regulatory authority.

(B) The Depositary is entitled to receive from the Company such sums and amounts as specified in a letter between the Company and the Depositary of even date herewith.

17 Agents

(A) The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, *inter alia*, of making distributions to the Holders.

(B) Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18 Listing

The Company has undertaken in the Deposit Agreement to use its reasonable endeavours to obtain and thereafter maintain, so long as any GDR is outstanding, a listing for GDRs on the official list of the Luxembourg Stock Exchange and admission to trading on the Euro MTF market and a listing of the Shares on the Indian Stock Exchanges. For that purpose the Company will pay all fees and sign and deliver all undertakings required by the Luxembourg Stock Exchange in connection therewith. In the event that such listings are not maintained, the Company has undertaken in the Deposit Agreement to use its reasonable endeavours to obtain and maintain a listing of the GDRs on another international recognised investment exchange designated as a "recognised investment exchange" for the purposes of s.841 (1) (b) of the United Kingdom Income and Corporation Taxes Act (ICTA) 1988 and a listing of the Shares on one or more stock exchanges in India.

19 The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary. Upon receiving notice of the resignation of the Custodian the Depositary shall promptly appoint a successor Custodian which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may terminate the appointment of the Custodian and, in the event of any such termination of the appointment of the

Custodian, the Depositary shall promptly appoint a successor Custodian which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are, in the opinion of the Depositary, of a reasonable amount.

20 Resignation and Termination of Appointment of the Depositary

(A) Unless otherwise agreed to in writing between the Company and Depositary from time to time, the Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 90 days' notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving 90 days' notice in writing to the Company and the Custodian. Within 30 days after the giving of such notice, notice thereof shall be duly given by the Depositary to the Holders. Such resignation by the Depositary shall be subject to the terms and conditions of any other agreement executed between the Depositary and the Company.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in the relevant notice provided that no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary, the grant of such approvals as may be necessary to comply with applicable laws and with the Constitutive Documents for the transfer of the Deposited Property to such successor depositary, the acceptance of such appointment to act in accordance with the terms thereof by the successor depositary and the payment to the Depositary of all fees, taxes, duties, charges, costs, expenses and other payments as agreed by the Depositary and the Company in any agreement concerning such fees, taxes, duties, charges, costs, expenses and other payments. The Company has undertaken in the Deposit Agreement to use its reasonable endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the successor depositary to the Holders in accordance with Condition 23.

(B) Upon the termination of appointment or resignation of the Depositary, the Depositary shall deliver to its successor depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all Deposited Property held by it under the Deposit Agreement. Upon the date when such termination of appointment or resignation takes effect, the Deposit Agreement provides that the Custodian shall be deemed to be the Custodian thereunder for such successor depositary and shall hold the Deposited Property for such successor depositary and the Depositary shall thereafter have no obligation thereunder.

(C) The Company has agreed not to appoint any other depositary for the issue of depositary receipts so long as Deutsche Bank Trust Company Americas is acting as Depositary under the Deposit Agreement.

21 Termination of Deposit Agreement

(A) Subject as set out below, either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the

Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

If the Company terminates the Deposit Agreement, it will (unless the termination is due to the wilful default, negligence or fraud of the Depositary) be obligated, prior to such termination, to reimburse to the Depositary all amounts owed to the Depositary as set out in the Deposit Agreement and in any agreement between the Depositary and the Company.

(B) During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to the provisions of paragraph (D) of Condition 2 and upon compliance with Condition 2, and further upon payment by the Holder of any sums payable by the Depositary to the Custodian in connection therewith for such delivery and surrender but otherwise in accordance with the Deposit Agreement.

(C) If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligations to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22 Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22 and Clause 12 of the Deposit Agreement) may at any time and from time to time be amended by written agreement between the Company and the Depositary and if required, the Securities and Exchange Board of India (or its successor organisation) in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary and any amendment (except as aforesaid) which shall increase or impose fees or charges payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders of the outstanding GDRs until the expiry of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 2, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, free of the charge specified in paragraph (A)(i) of Condition 16 for such delivery and surrender but otherwise in accordance with the Deposit Agreement. Each Holder at the time when any such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 2, the Deposited Property attributable to the relevant GDR.

23 Notices

(A) Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile

transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

(B) Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after receipt, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or the Company may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

(C) So long as GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market, all notices to be given to Holders and to shareholders of the Company generally will also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

24 Reports and Information on the Company

(A) The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i) in respect of the financial year ending on 31 March 2007 and in respect of each financial year thereafter, the non-consolidated (and, if published for holders of Shares, consolidated) balance sheets as at the end of such financial year and the non-consolidated (and, if published for holders of Shares, consolidated) statements of income for such financial year in respect of the Company, prepared in conformity with either generally accepted accounting principles in India or, at the option of the Company, in accordance with International Financial Reporting Standards and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within nine months) after the end of such year; and

(ii) quarterly and semi-annual non-consolidated (and, if published for holders of Shares, consolidated) profit and loss accounts for such period, in respect of the Company, as soon as practicable (and in any event, not later than four months after the date to which they relate) after the same are published.

(B) The Depositary shall, upon receipt thereof, give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

(C) For so long as any of the GDRs or the Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the Exchange Act, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, it will make available to any Holder, owner, or beneficial owner of GDRs or Shares evidenced by GDRs or any prospective purchasers designated by such Holder or beneficial owner, upon the request of such holder, owner, beneficial owner or prospective purchaser, as the case may be, in the English language, from time to time required to be provided pursuant to Rule

144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of GDRs representing Shares or interests therein in reliance on Rule 144A under the Securities Act and otherwise will comply with the requirements of Rule 144A(d)(4) under the Securities Act.

25 Copies of Company Notices

The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary in English on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect therefore or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to paragraph (A) of Condition 9, and shall make the same available to Holders in such manner as it may determine.

26 Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27 Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28 Governing Law

(A) The Deposit Agreement and the GDRs are governed by and shall be construed in accordance with English law except that the certifications set forth in Schedule 3 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Indian law. The Company has submitted in respect of the Deposit Agreement to the jurisdiction of the English courts and has appointed an agent for service of process in London

(B) The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. This submission is made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C) The Depositary irrevocably appoints the Managing Director for the time being of Deutsche Trustee Company Limited, currently situated at Winchester House, 1 Great Winchester Street, London EC2N 2DB as its authorised agent for service of process in England. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Company of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

29 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce these terms and conditions under the Contracts (Rights of Third Parties) Act 1999 except and to the extent (if any) that these terms and conditions expressly provide for such Act to apply.

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM

General

The GDRs will be evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form (together, the "Master GDRs"). The Master Regulation S GDR will be deposited with a common depositary for, and registered in the name of, BT Globenet Nominees Ltd. as common nominee for the respective accounts of Euroclear and Clearstream, Luxembourg on the date the GDRs are issued. The Master Rule 144A GDR will be deposited with the Depositary as custodian for DTC and registered in the name of Cede and Co. as nominee of DTC on the date the GDRs are issued. The Master GDRs contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Terms and Conditions in the Deposit Agreement. The following is a summary of certain of those provisions. Unless otherwise defined herein, the terms defined in the Conditions shall have the same meaning herein and the numbering of the Conditions shall refer to the numbering as set out in the Deposit Agreement.

Master Regulation S GDR

Individual Definitive GDRs

The Master Regulation S GDR will only be exchanged for certificates in definitive registered form evidencing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not, except in the case of (iii) or (iv) below, in part. Subject to the terms and conditions of the Master Regulation S GDR, the Depositary has irrevocably undertaken to deliver certificates evidencing GDRs in definitive registered form in exchange for the Master Regulation S GDR to persons entitled to interests in the Master Regulation S GDR within 60 days in the event that:

(iv) the holder of the Master Regulation S GDR is unwilling or unable to continue as common depositary (or as nominee thereof) and a successor common depositary (or successor depositary) (or successor nominee thereof), is not appointed within 90 calendar days; or

(v) either Clearstream, Luxembourg or Euroclear is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so and no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(vi) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its Agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or

(vii) the Holder gives notice to the Depositary of its desire to exchange a part or the whole of the Master Regulation S GDR for certificates evidencing GDRs in definitive registered form.

In relation to (iii) and (iv) above any person appearing in the records maintained by Clearstream, Luxembourg and Euroclear as entitled to any interest in the Master Regulation S GDR shall be entitled to require the Holder to procure the exchange of an appropriate part of the Master Regulation S GDR for a definitive GDR for an interest held by such person in the Master Regulation S GDR in the above circumstances upon notice to the Holder. Any such exchange shall be at the expense (including printing costs) of the Holder in the case of such appropriate part or at the expense of the Holders in case of exchange of the whole of the Master Regulation S GDR for the definitive GDRs.

A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through Euroclear or Clearstream, Luxembourg.

Upon any exchange of a part of the Master Regulation S GDR for a certificate evidencing a GDR or GDRs in definitive form, or any exchange of interests between the Master Regulation S GDR and the Master Rule 144A GDR pursuant to Clause 4 of the Deposit Agreement or any distribution of GDRs pursuant to Conditions 3, 5, 6, 7 or 10, or any reduction in the number of GDRs represented hereby following any withdrawal of any Deposited Property pursuant to Condition 1, or any increase in the number of GDRs following the deposit of Shares pursuant to Condition 1, the relevant details shall be entered on the Register of the Depositary, whereupon the number of GDRs evidenced by the Master Regulation S GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register, PROVIDED ALWAYS THAT if the number of GDRs represented by the Master Regulation S GDR is reduced to zero the Master Regulation S GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments and Distributions

Payments of cash dividends and other amounts (including cash distributions) in respect of the GDRs represented by the Master Regulation S GDR will be made by the Depositary through Euroclear and Clearstream, Luxembourg on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of Holders may result in the Master Regulation S GDR being marked up to reflect the enlarged number of GDRs it thereby evidences.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by the Common Depositary on behalf of a Holder of such evidence of entitlement of such Holder as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream, Luxembourg or, if relevant, an alternative clearing system. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable, in respect of the Deposited Property evidenced by such GDRs.

Notices

For so long as the Master Regulation S GDR is registered in the name of a common depositary on behalf of Euroclear and Clearstream, Luxembourg, notices may be given by the Depositary by delivery of the relevant notice to the Common Depositary for communication to persons entitled thereto in substitution for publication required by Condition 22, except that so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market notices shall also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

The Master Regulation S GDR shall be governed by and construed in accordance with English law.

Master Rule 144A GDR

Individual Definitive GDRs

The Master Rule 144A GDR will only be exchanged for certificates in definitive registered form evidencing GDRs in the circumstances described in (i), (ii), (iii), (iv) or (v) below in whole but not, except in the case of (iv) or (v) below, in part. Subject to the terms and conditions of the Master Rule 144A GDR, the Depositary

has irrevocably undertaken to deliver certificates in definitive registered form in exchange for the Master Rule 144A GDR to persons entitled to interests in the Master Rule 144A GDR within 60 days in the event that:

(i) the holder of the Master Rule 144A GDR is unwilling or unable to continue as depositary (or as nominee thereof) and a successor depositary (or successor nominee thereof) is not appointed within 90 calendar days; or

(ii) DTC or any successor ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended;

(iii) DTC is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does, in fact, do so end no alternative clearing system satisfactory to the Depositary is available within 45 days; or

(iv) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Company, the Depositary or its Agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive form; or

(v) the Holder gives notice to the Depositary of its desire to exchange a part or the whole of the Master Rule 144A GDR for certificates evidencing GDRs in definitive registered form.

In relation to (iv) or (v) above any person appearing in the records maintained by DTC entitled to any interest in the Master Rule 144A GDR shall be entitled to require the Holder to procure the exchange of an appropriate part of the Master Rule 144A GDR for a definitive GDR for an interest held by such person in the Master Rule 144A GDR in the above circumstances upon notice to the Holder. Any such exchange shall be at the expense (including printing costs) of the Holder in the case of such appropriate part or at the expense of the Holders in case of exchange of the whole of the Master Rule 144A GDR for the definitive GDRs.

A GDR represented by an individual definitive certificate will not be eligible for clearing and settlement through DTC.

Upon any exchange of a part of the Master Rule 144A GDR for a GDR or GDRs in definitive form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Clause 4 of the Deposit Agreement or any distribution of GDRs pursuant to Conditions 3, 5, 6, 7 or 10, or any reduction in the number of GDRs represented hereby following any withdrawal of any Deposited Property pursuant to Condition 1, or any increase in the number of GDRs following the deposit of Shares pursuant to Condition 1, the relevant details shall be entered on the Register of the Depositary, whereupon the number of Shares evidenced by the Master Rule 144A GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the Register, PROVIDED ALWAYS THAT if the number of GDRs represented by the Master Rule 144A GDR is reduced to zero the Master Rule 144A GDR shall continue in existence until the obligations of the Company under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments and Distributions

Payments of cash dividends and other amounts (including cash distributions) in respect of the GDRs represented by the Master Rule 144A GDR will be made by the Depositary through DTC on behalf of persons entitled thereto upon receipt of funds therefor from the Company. A free distribution or rights issue of Shares to the Depositary on behalf of Holders may result in the Master Rule 144A GDR being marked up to reflect the enlarged number of GDRs it thereby evidences.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR to the Depositary shall be satisfied by the production by DTC on behalf of a Holder of such evidence of entitlement of such Holder as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by DTC or, if relevant, an alternative clearing system. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable, in respect of the Deposited Property evidenced by such GDRs.

Notices

For so long as the Master Rule 144A GDR is registered in the name of DTC or its nominee, notices may be given by the Depositary by delivery of the relevant notice to DTC for communication to persons entitled thereto in substitution for publication required by Condition 22, except that so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market notices shall also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

The Master Rule 144A GDR shall be governed by and construed in accordance with English law.

INFORMATION RELATING TO THE DEPOSITARY

The Depositary is Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas was incorporated on 5 March 1903 as a bank with limited liability in the State of New York and is an indirect wholly-owned subsidiary of Deutsche Bank AG. The Depositary is subject to regulation and supervision by the New York State Banking Department, the Federal Reserve Board and the Federal Deposit Insurance Corporation. The registered office of the Depositary is located at 60 Wall Street, New York, New York 10005 and its registered number is BR1026. A copy of the Depositary's By-laws, as amended, together with copies of the most recent annual financial statements and annual report of the Depositary will be available free of charge for inspection at the principal administrative establishment of the Depositary located at 60 Wall Street, DR Department, 25th Floor, New York, New York 10005, at the office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the offices of Deutsche Bank Luxembourg S.A at 2, boulevard Konrad Adenauer, L-1115 Luxembourg. Such information will be updated as long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market.

TRANSFER RESTRICTIONS

Due to the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Regulation S GDRs, the Shares represented thereby, the Rule 144A GDRs or the Shares represented thereby.

The Listing is being made in reliance on Rule 144A and Regulation S. The GDRs and the Shares represented thereby have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state in the United States or other jurisdiction, and, subject to certain exceptions, may not be offered or sold within the United States. The GDRs and the Shares represented thereby may only be offered, sold or delivered (a) within the United States to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or (b) outside the United States in offshore transactions in reliance on Regulation S, and in each case in accordance with any other applicable law.

In addition, until 40 days after the commencement of the Listing, an offer or sale of any GDRs or the Shares represented thereby within the United States by a dealer (whether or not participating in the Listing) may violate the registration requirement of the Securities Act if such offer or sale is not made in accordance with Rule 144A.

The GDRs may not be offered or sold directly or indirectly in India, or to, or for the account or benefit of, any Indian person or any Ineligible Investor.

Rule 144A GDRs

Each purchaser of Rule 144A GDRs will be deemed to have represented, agreed and acknowledged as follows (terms used herein are defined in Rule 144A or Regulation S):

(1) It understands that the Rule 144A GDRs and the underlying Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any State of the United States.

(2) It is (A) a QIB within the meaning of Rule 144A, (B) acquiring such Rule 144A GDRs for its own account or for the account of a QIB and (C) aware, and each beneficial owner of such Rule 144A GDRs has been advised, that the sale of such Rule 144A GDRs to it is being made in reliance on Rule 144A.

(3) Such owner will not offer, sell, pledge or otherwise transfer any interest in the Rule 144A GDRs or the underlying Shares except as permitted by the applicable legend set out in paragraph 4 below.

(4) It understands that all Rule 144A GDRs, unless otherwise agreed between the Company and the Depositary in accordance with applicable law, will bear a legend substantially to the following effect:

"THIS MASTER RULE 144A GLOBAL DEPOSITARY RECEIPT, THE GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY (THE "GDRs") AND THE ORDINARY SHARES REPRESENTED THEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY

STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER OR ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION PURSUANT TO AND IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT; IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND OTHER JURISDICTIONS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES UNDERLYING THE GDRs MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, UNLESS AND UNTIL SUCH TIME AS SUCH SHARES ARE NO LONGER RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT."

(5) The Company, the Depositary, the purchasers and their respective affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Rule 144A GDRs for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(6) It understands that the GDRs offered in reliance on Rule 144A will be evidenced by the Master Rule 144A GDR. Before any interest in the Master Rule 144A GDR may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Master Regulation S GDR, it will be required to provide the Depositary with a written certification (in the form provided in the Deposit Agreement) as to compliance with applicable securities laws.

(7) Any resale or other transfer, or attempted resale or other transfer, of Rule 144A GDRs made other than in compliance with the above-stated restrictions shall not be recognised by the Company or by the Depositary.

Prospective purchasers are hereby notified that sellers of the Rule 144A GDRs may be relying on the exemption from the provisions of Section 5 of the Securities Act followed by Rule 144A.

Regulation S GDRs

Each purchaser of Regulation S GDRs in the Listing, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (i) is, and the person, if any, for whose account it is acquiring the Regulation S GDRs is, outside the United States, (ii) is not an affiliate of the Company or a person acting on behalf of such an affiliate and (iii) is not a securities dealer or, if it is a securities dealer, it did not acquire the Regulation S GDRs or the Shares represented thereby from the Company or an affiliate thereof in the initial distribution of Regulation S GDRs.

(2) The purchaser is aware that the Regulation S GDRs and the Shares represented thereby have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S.

(3) The purchaser will not offer, resell, pledge or otherwise transfer such Regulation S GDRs, except in accordance with the Securities Act and all applicable securities laws of each relevant state of the United States.

(4) If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Regulation S GDRs or the Shares represented thereby, such Regulation S GDRs and Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Regulation S GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law.

"THIS MASTER REGULATION S GDR, THE GLOBAL DEPOSITARY RECEIPTS EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1993, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

THE HOLDER HEREOF, BY PURCHASING THE GLOBAL DEPOSITARY RECEIPTS REPRESENTED BY THIS MASTER GDR, AGREES, FOR THE BENEFIT OF RELIANCE COMMUNICATIONS LIMITED AND THE DEPOSITARY NAMED BELOW THAT THE GLOBAL DEPOSITARY RECEIPTS REPRESENTED BY THIS CERTIFICATE MAY NOT AT ANY TIME BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN INDIA, RESIDENTS OF INDIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS."

General

Any resale or other transfer, or attempted resale or other transfer, made otherwise than in compliance with the above-stated restrictions shall not be recognised by the Company or the Depositary in respect of the GDRs or the Shares represented by the GDRs.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS

General

Prior to 1 June 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 ("FERA") and the notifications issued by the RBI thereunder.

With effect from 1 June 2000, FERA was replaced by the Foreign Exchange Management Act 1999 ("FEMA") and thereafter foreign investment in Indian securities is regulated by FEMA and the rules, regulations and notifications issued by the RBI under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI or the Central Government through the Foreign Investment Promotion Board ("FIPB").

The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000 (the "FEM Securities Regulations") to regulate the issue of Indian securities including global depository receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The FEM Securities Regulations provide that an Indian company may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

In 1991, the Government formulated the Industrial Policy 1991 which as amended from time to time contains the policies relating to foreign direct investment in Indian companies engaged in business in various sectors of Indian industry. The Government, pursuant to its liberalisation policy, set up FIPB to regulate together with the RBI all foreign direct investment into India.

Foreign direct investment means investment by way of subscription and/or purchase of securities of an Indian company by persons resident outside India ("Foreign Direct Investment" or "FDI"). The following investments would require the prior permission of the FIPB:

- investments in certain specified industries where the proposed investment is in excess of a maximum specified sectoral limit or industries in which FDI is not permitted under "Automatic Route" under the existing Indian Foreign Investment Policy;
- investments by any foreign investor who has or had an existing or previous venture or tie up venture in India through an investment in shares or debentures, or a technical collaboration/trade mark agreement or an investment by whatever name called in the same field or allied field to that Indian company in which the FDI is proposed. However, as per Press Note 1 (2005 Series) prior approval of the Government will not be required in case of investment made by a venture capital fund registered with the SEBI, or where the investment by either of the parties in the existing joint venture is less than 3 per cent. or where the existing joint venture/collaboration is defunct or where an investment is in an allied field. In the case of joint ventures entered into after January 12, 2005, the joint venture agreement may embody a "conflict of interest" clause to safeguard the interests of the joint venture partners in the event of one of the partners desiring to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity;

Foreign investors are not necessarily required to register with the SEBI under the FII Regulations as FIIs and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above but not through Stock Exchanges in India.

FIIs who are registered with the SEBI are required to comply with the provisions of the FII Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely, securities issued by any Indian company, realise capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. A FII shall not hold more than 10 per cent. of the total issued capital of an Indian company in its own name; a corporate/individual sub-account of the FII shall not hold more than 5 per cent. of the total issued capital of a company, and a broad-based sub-account shall not hold more than 10 per cent. of the total issued capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24 per cent. of the total issued capital of a company which can be increased up to the percentage of sectoral cap on FDI in respect of the said company with the passing of a resolution by its Board of Directors followed by a special resolution by the shareholders of the company in a general meeting. The Company's shareholders approved an increase in its FII cap to 74 per cent. of the paid-up capital equity share capital on 31 March, 2006 through Postal Ballot. The Reserve Bank of India vide its letter No. FE.Co.FID/21163/11.01.008/2005-06 dated 3 April 2006 has increased the limit for investments in the shares or debentures convertible into shares of the Company by FIIs up to 74 per cent. of the paid-up equity share capital or the paid-up value of the respective series of the convertible debentures of the Company.

Under the RBI Notification Number FEMA 20/2000-RB dated 3 May 2000 (as amended from time to time), a registered FII is permitted to purchase shares/convertible debentures of an Indian company through public offer/private placement, subject to the FII limits stipulated therein and subject to the prior approval of the RBI under FEMA. Such placements shall be made at the average of the weekly highs and lows of the closing price over the preceding six months or preceding two weeks whichever is higher. An Indian company is permitted to issue such shares or convertible debentures provided that:

- in case of public offer, the price of the shares to be issued is not less than the price at which shares are issued to residents; and

- in case of issue by private placement, the price is not less than the price derived under the SEBI Guidelines or guidelines issued by Controller of Capital Issues, as applicable.

SEBI has, according to press releases dated 23 January 2004 and 26 January 2004, provided that with effect from 3 February 2004, an FII or sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favour of those entities which are regulated by any relevant regulatory authority in the countries of their incorporation or establishment, subject to compliance with the "know your client" requirement. SEBI by its circular dated 19 February 2004 clarified the type of entities which would be deemed to be "regulated entities". An FII or sub-account is also to ensure that no further downstream issue or transfer of any offshore instrument referred to above, is made to any person other than a regulated entity.

Registered FIIs are generally subject to tax under Section 115AD of the Indian Income Tax Act, 1961. The Shares and Shares represented by GDRs are subject to tax under the Section 115AC Regime. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in GDRs and Shares. See "Taxation — Indian Taxation".

Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, in case of joint ventures or collaborations or wholly owned subsidiaries that such foreign investors may wish to establish in India.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to Non-Resident Indians. These methods allow Non-Resident Indians to make Portfolio Investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to Portfolio Investments in Indian companies, the Non-Resident Indians may also make investments in Indian companies pursuant to the Foreign Direct Investment route discussed above. An overseas corporate body is defined as a company, partnership firm, society and other corporate body owned directly or indirectly to the extent of at least sixty per cent. by Non-Resident Indians and includes overseas trusts in which not less than sixty per cent. beneficial interest is held by Non-Resident Indians directly or indirectly ("Overseas Corporate Bodies"). Overseas Corporate Bodies were allowed to invest by way of Portfolio Investment until 2001 when the RBI prohibited such investments. Further, pursuant to circulars dated 16 September 2003 and 18 December 2003, the RBI no longer recognises Overseas Corporate Bodies as a separate category of investor. In this connection, the RBI has issued the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies) Regulations, 2003 notified vide Notification No. FEMA 101/2003-RB dated 3 October 2003 pursuant to which with effect from 16 September 2003 the facilities for Overseas Corporate Bodies under various FEMA and the rules issued by the RBI thereunder stand withdrawn.

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

Subject to what is stated below, a person resident outside India holding the shares or debentures of an Indian company in accordance with the FEM Securities Regulations may transfer the shares or debentures held by him in Indian companies in accordance with the FEM Securities Regulations. A person resident outside India, not being a Non-Resident Indian or an overseas corporate body, may transfer by way of sale or gift the shares or convertible debentures held by him to any other person resident outside India without the prior approval of the RBI. A Non-Resident Indian may transfer by way of sale the shares or convertible debentures held by him to another Non-Resident Indian without the prior approval of the RBI. However, the person to whom the shares or convertible debentures are being transferred will have to obtain the prior permission of the Central Government in case he has an existing joint venture or tie up in India through investment in shares or debentures or a technical transfer/ trade mark agreement or investment by whatever name called in the same or allied field in which the company whose shares are being transferred is engaged. Further, a non-resident holding the shares or convertible debentures of an Indian company in accordance with FEM Securities Regulations may transfer the same to a person resident in India by way of gift, or may sell the same on a recognised stock exchange in India through a registered broker.

Non-residents (other than erstwhile overseas corporate bodies) are permitted to purchase shares or GDRs of an Indian company (subject to applicable sectoral caps), other than an Indian company engaged in the financial services sector, from a resident of India without the prior approval of the RBI, subject to compliance with prescribed conditions, pricing guidelines, submission of required documents and reports and obtaining a certificate from the applicable authorised dealer. Similarly, a non-resident may sell shares or GDRs of an Indian company either on a recognised stock exchange and through a registered stockbroker or by way of a private sale to a resident of India without the prior approval of the RBI, subject to compliance with prescribed pricing guidelines, submission of required documents and reports and obtaining a certificate from the

applicable authorised dealer. Any Non-Resident of India seeking to sell shares or otherwise transfer such shares within India, whether or not through the BSE, NSE or any other stock exchange, should seek advice from their Indian legal advisers as to applicable requirements.

Under FEMA, approval of the RBI is required for the sale by a non-resident to a resident of India of underlying shares withdrawn from a global depositary receipt program, unless the sale is made on a stock exchange at the market price and is effected through a merchant banker registered with SEBI or through a stock broker registered with the stock exchange. Applications for approvals should be submitted to the RBI on Form TS 1 which requires information as to the transferor, the transferee, the shareholding structure of the Indian company whose shares are to be sold, the proposed sale price per share and other information.

Further, a non-resident may transfer any security held by him to a person resident in India by way of gift. Further the general permission is not available if the purchase of shares or convertible debentures by a non-resident from a resident attracts the provisions of the Takeover Code or if the Indian company whose shares or convertible debentures are proposed to be transferred is engaged in rendering any financial service, or if the concerned parties do not adhere to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the RBI from time to time.

Issue of GDRs

An Indian company is permitted to issue fresh shares to the depositary abroad for the purpose of raising resources through the GDR mechanism:

Provided the Indian company issuing such shares-

1

(a) has an approval from the Ministry of Finance, Government of India to issue such GDRs or is eligible to issue GDRs in terms of the relevant scheme in force or notification issued by the Ministry of Finance; and

(b) it is not otherwise ineligible to issue shares to persons resident outside India in terms of these regulations; and

(c) the GDRs are issued in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and Guidelines issued by the Central Government thereunder from time to time.

2 The Indian company issuing shares under the above paragraph, shall furnish to the RBI, full details of such issue in a specified form within 30 days from the date of closing of the issue.

3 The Indian company issuing shares against GDRs shall furnish a quarterly return in the specified form to the RBI within 15 days of the close of the calendar quarter.

4 Overseas Corporate Bodies who are not eligible to invest in India through the portfolio route and entities that are prohibited from buying, selling or dealing in securities by the SEBI are not eligible to subscribe to the GDRs.

5 The facility to sell the shares would be available *pari passu* to all categories of shareholders of the company.

GDRs may be issued on the basis of the ratio worked out by the Indian company in consultation with the Lead Manager of the issue.

As per the guideline dated 19 January 2000, the issue related expenses (covering both fixed expenses like underwriting commissions, lead managers charges, legal expenses and other reimbursable expenses) shall be subject to a ceiling of 4% in the case of GDRs. Issue expenses beyond the ceiling would need the approval of the RBI.

Pricing of GDR issue

For Listed Companies:

The pricing of a GDR issue should be made at a price not less than the higher of the following two averages:

(i) the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date;

(ii) the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date.

"Relevant date" means the date 30 days prior to the date on which the meeting of the general body of shareholders is held, in terms of Section 81 (1A) of the Companies Act, 1956 to consider the proposed issue.

For Unlisted Companies:

The pricing should be in accordance with the RBI regulations notified under FEMA. Unlisted Companies are required to list on the Indian Stock Exchanges simultaneously.

Use of Proceeds - Retention of Proceeds abroad

Pending repatriation or utilisation of the foreign exchange resources raised, the Indian company may invest the foreign currency funds in deposits with or in Certificate Deposits or other instruments of banks who have been rated by Standard and Poors, Fitch, IBCA or Moody's etc; with such rating not being less than the rating stipulated by the RBI from time to time for short term obligations or in deposits with branches outside India of an Authorised Dealer in India and in treasury bills and other monetary instruments with a maturity of one year of less.

While no detailed end uses are specified for GDRs, the existing bar on investments in stock markets and real estate would continue to be operative.

In order to encourage Indian companies to list GDRs on overseas exchanges, through the schemes of sponsored GDRs, resident shareholders of Indian companies have been permitted to offer their shares for conversion to GDRs and to receive the sale proceeds in foreign currency with FIPB approval.

GDR proceeds may be utilised in the first stage acquisition of shares in the disinvestment process and also in the mandatory second stage offer to the public in view of their strategic importance.

Transfer of GDRs

A non resident holder of GDRs may transfer those GDRs or may ask the overseas depositary bank to redeem the GDRs. In the case of redemption, the overseas depositary bank shall request the domestic custodian bank to procure t the release of the corresponding underlying shares in favour of the non resident investor for sale directly on behalf of the non resident, or transfer in the books of account of the issuing company in the name of the non resident.

The GDRs redeemed and underlying shares sold in terms of the above paragraph may be reissued to the extent of such redemption and sale made in the domestic markets. Such re-issuance will be in terms of the FEM Securities Regulations, as amended from time to time and the guidelines issued in this regard.

INDIAN REGULATORY APPROVALS AND FILINGS

Filing

These Listing Particulars will be filed with the RBI, the BSE and the NSE, and the Registrar of Companies in Mumbai.

Eligibility

As required by the Ministry of Finance Notification dated 31 August 2005, the Company is eligible to raise funds from the Indian capital markets and has not been restrained from accessing the securities markets by the SEBI.

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the GDRs and the Shares underlying the GDRs. The summary is based on the taxation law and practice in force at the time of these Listing Particulars and is subject to change. Further, it only addresses the tax consequences for persons who are "non-resident" as defined in the Indian Income Tax Act who acquire GDRs or Shares underlying the GDRs or Shares pursuant to these Listing Particulars and who hold such GDRs, or Shares underlying the GDRs as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the person continues to remain a non-resident when the income by way of dividends and capital gains are earned.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT ITS TAX ADVISERS ABOUT THE PARTICULAR TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE GDRs.

The Indian Income Tax Act is the law relating to taxes on income in India. The Indian Income Tax Act provides for the taxation of persons resident in India on global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Sections 5, 6 and 9 of the Indian Income Tax Act set forth the circumstances under which persons not resident in India are subject to income tax in India.

The summary is based on the special tax regime contained in laws and practices of the Indian Income Tax Act including Section 115AC and other significant applicable provisions of the Indian Income Tax Act, without reference to any double taxation avoidance agreements, and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through the Depositary Receipt Mechanism) Scheme 1993, as amended from time to time, promulgated by the Central Government (together, the "Section 115AC Regime"). The offering is in accordance with the Section 115AC Regime, and non-resident investors of the GDRs, as well as Shares underlying the GDRs will therefore have the benefit of tax concessions available under the Section 115AC Regime.

This summary is not intended to constitute a complete analysis of the tax consequences or a legal opinion under Indian law of the acquisition, ownership and sale of the GDRs or Shares underlying the GDRs by non-resident investors. Potential investors should, therefore, consult their own tax advisors on the consequences of such acquisition, ownership and sale including specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence and any tax treaty between India and their country of residence or the country of residence of the Overseas Depositary Bank as applicable and, in particular, the application of the provisions of the Indian Income Tax Act and the Section 115AC Regime.

Taxation of Dividends

Dividends paid are currently not subject to any withholding or other tax payable by the shareholders. Accordingly, dividends paid to GDR holders will not be liable to tax. However, the Company will be required to pay dividend distribution tax at the rate of 12.5 per cent. (plus surcharge at the rate of 10.0 per cent. and education cess at the rate of 2.0 per cent. on the aggregate dividend distribution tax and surcharge) on the total amount distributed as dividends.

Residence for the Purpose of the Indian Income Tax Act

For the purpose of the Indian Income Tax Act, an individual is said to be resident in India if, in any year ended 31 March, the individual: (i) is in India for 182 days or more, or (ii) having been in India for 365 days or more during the four years preceding that year ended 31 March is in India for 60 days or more in that year

ended 31 March. However, in the case of an Indian citizen or a person of Indian origin who is not resident in India and visits India during the fiscal year or an Indian citizen who leaves India as a member of a crew of an Indian ship or for the purpose of employment outside India during the year ended 31 March, the 60-day period in (ii) above is extended to 182 days.

A company is resident in India in any year ended 31 March if it is an Indian company or if during that year control and management of its affairs is situated wholly in India.

An Indian company means a company formed and registered under the Companies Act and includes a company formed and registered under any law relating to companies formerly in force in India or a corporation established by or under a central, state or provincial Act of India or an institution, association or a body declared by the Central Board of Direct Taxes of India to be a company for the purpose of the Indian Income Tax Act; provided that the registered office or, as the case may be, the principal office of the company, corporation, institution, association or body is in India.

A firm or other association of persons, and every other person, is regarded as resident in India except where, during the year ended 31 March, the control and the management of its affairs is situated wholly outside India.

Taxation on Acquisition of Shares in Exchange for GDRs

The acquisition per se by a non-resident holder of Shares in exchange for GDRs may not constitute a taxable event for Indian income tax purposes. Such exchange will, however, give rise to stamp duty as described below under "— Stamp Duty."

With effect from 1 October 2004, any gain realised on the sale of the Shares held for more than 12 months to an Indian resident, or to a non resident investor in India, will not be subject to Indian capital gains tax if the Securities Transaction Tax ("STT") has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.125 per cent. from the seller and at the rate of 0.125 per cent. from the purchaser on the total price at which the Shares are sold.

Any long-term capital gain realised on the sale of Shares to an Indian resident whether in India or outside India, or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax, if any, at the rate of 10.0 per cent. plus applicable surcharge on income tax and education cess at the rate of 2.0 per cent. For the purpose of computing capital gains tax on the sale of the Shares under the Section 115AC Regime, the cost of acquisition of Shares exchanged for the GDRs will be determined on the basis of the price prevailing on the BSE or the NSE on the date on which the Overseas Depositary Bank advises the Custodian of the exchange of GDRs for Shares.

Capital gain realised in respect of Shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (a short-term capital gain) on which STT is paid in the manner and at the rates set out above is subject to tax at the rate of 10.0 per cent. plus applicable surcharge on income tax and an education cess at the rate of 2.0 per cent. In the event that no STT is paid, a short-term capital gain is subject to tax at variable rates with a maximum rate of 40.0 per cent. plus the applicable rate of surcharge on income tax and education cess at the rate 2.0 per cent. The actual rate of tax on a short-term capital gain depends on a number of factors, including the legal status of the non-resident holder.

Capital losses arising on a transfer of shares in India are not dealt with in the Section 115AC Regime. In general terms, losses arising from a transfer of a capital asset in India can only be set-off against capital gains. A long-term capital loss can be set-off only against a long-term capital gain. A short-term capital loss can be set-off against both long-term capital gains and short-term capital gains. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year in which the loss arises and may be set-off against the capital

gains of subsequent assessment years. In order to set-off capital losses as above, non-resident investors would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures. If the investors are covered by the STT regime, the loss arising from transfer of long-term capital assets may not be available for set-off against long-term capital gains.

As per the provisions of Section 196D(2) of the Indian Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to FIIs as defined in Section 115AD of the Indian Income Tax Act on the transfer of the redeemed underlying equity shares in India.

Tax Treaties

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor. This will be applicable to all the existing provisions of the Indian Income Tax Act set out in this section. During the period of fiduciary ownership of Shares in the hands of the Overseas Depositary Bank, the provisions of the Agreement for Avoidance to Double Taxation entered into by the Central Government with the country of residence of the Overseas Depositary Bank will be applicable in the matter of taxation of capital gains on GDRs.

If any Shares are held by a non-resident investor following withdrawal thereof from the depository facility under the Deposit Agreement, the provisions of any double taxation treaty entered into by India with the country of residence of such non-resident investor, to the extent that it is beneficial to the non-resident investor, will be applicable in the matter of taxation of any capital gain, other than long-term capital gains arising from the transfer of a short-term capital asset and the transaction of sale or purchase of an equity share in a company or a derivative or unit of an equity-oriented fund where such transaction is entered into on a recognised stock exchange in India under the Finance Act (No. 2) of 2004.

Taxation on Buyback of Shares

If the Shares held by the investor are purchased by the Company from the investor, the investor will be liable to income tax in respect of the capital gains arising on such buyback as per the provisions of the Indian Income Tax Act. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Taxation on Payment on Liquidation or Reduction of Capital

If any distribution is made by the Company to its shareholders or GDR holders on the Company's liquidation or on the reduction of the Company's capital, to the extent to which the distribution is attributable to the Company's accumulated profits, the same will be treated as deemed dividend income in the hands of the shareholders or GDR holders. Under the existing provisions of the Indian Income Tax Act, in addition to the income tax chargeable in respect of a domestic company for any assessment year, any amount declared, distributed or paid by such company by way of dividends (whether interim or otherwise) on or after 1 April 2003, whether out of current or accumulated profits, shall be charged to additional income tax referred to as tax on distributed profits at the rate of 12.5 per cent. plus applicable surcharge at the rate of 10.0 per cent. of the dividend distribution tax and the applicable education cess at the rate of 2.0 per cent. on aggregate dividend distribution tax and surcharge. Any gains accruing to the shareholders or GDR holders on liquidation or reduction of capital in excess of such accumulated profits will be liable to income tax as capital gains in the hands of the shareholders or GDR holders as per the provisions of the Indian Income Tax Act. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Taxation of Bonus Shares and Right Shares

The issue of right shares or bonus shares to the shareholders or GDR holders will not give rise to a taxable event for Indian income tax purposes. The shareholders or the GDR holders will be subject to capital gains tax liability as per the provisions of the Indian Income Tax Act on the transfer of right shares or bonus shares. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Withholding Tax

Long-term capital gains arising to non-resident investors on the transfer of the Shares in India will not be subject to a withholding tax if STT has been paid on the transaction. Other long-term capital gains will be subject to a withholding tax at the rate of 10.0 per cent. plus applicable surcharge and education cess at the rate of 2.0 per cent. Short-term capital gains arising to non-resident investors on the transfer of the Shares will be subject to a withholding tax at the normal rate of 10 per cent. plus applicable surcharge and education cess as explained above applicable to the non-resident investor under the Indian Income Tax Act if STT has been paid on the transaction. Other short-term capital gains will be subject to withholding tax at variable rates subject to a maximum rate of 40.0 per cent. plus applicable surcharge and education cess at the rate of 2.0 per cent. depending on their legal status. However, as per the provisions of Section 196D(2) of the Indian Income Tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to FIIs (as defined in Section 115AD of the Indian Income Tax Act) on the transfer of the redeemed underlying equity shares in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the Central Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Stamp Duty

Under Indian law, the issue and transfer of GDRs will be not be liable to Indian stamp duty as they are issued outside India. Purchasers of shares who seek to register such shares on the share register of the company are required to pay Indian stamp duty at the rate of 0.025 per cent. of the market value of such shares. In order to register a transfer of Shares in physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from a depository in exchange for global depositary receipts representing such shares will not render an investor liable to Indian stamp duty but the company will be required to pay stamp duty at the applicable rate on the share certificate. However, the Company's Shares are compulsorily deliverable in dematerialised form (except for trades of up to 500 Shares which may be delivered in physical form) and no stamp duty is payable on the acquisition or transfer of Shares in dematerialised form.

Wealth Tax/Gift Tax/Estate Duty

At present there are no taxes on wealth, gifts or inheritances which apply to the GDRs and the underlying equity Shares.

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of Shares are now subject to an Indian service tax of 12.0 per cent. *ad valorem* under the Finance Act of 2004. Under the Finance Act (No.2) of 2004, an education cess of 2.0 per cent. is to be levied on services subjected to service tax. This cess is also to be levied on income tax. The stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

United States Federal Income Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THESE LISTING PARTICULARS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the GDRs or Shares by a U.S. Holder (as defined below). This summary deals only with initial purchasers of GDRs or Shares that are U.S. Holders and that will hold the GDRs or Shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of GDRs or Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the GDRs or Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of the GDRs or the Shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds GDRs or Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of GDRs or Shares by the partnership.

The summary assumes that the Company is not a PFIC for U.S. federal income tax purposes, which the Company believes to be the case. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT

THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE GDRs AND SHARES, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders of GDRs

For U.S. federal income tax purposes, a U.S. Holder of GDRs will be treated as the owner of the corresponding number of Shares held by the Depositary, and references herein to Shares refer also to GDRs representing the Shares.

Dividends

General

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends-received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the income tax treaty between the United States and India, which the Company believes to be the case. A U.S. Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to dividends on the Shares.

Foreign Currency Dividends.

Dividends paid in rupees will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary, regardless of whether the rupees are converted into U.S. dollars at that time. If dividends received in rupees are converted into U.S. dollars on the day they are received by the Depositary, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Exchange of GDRs for Shares

No gain or loss will be recognised upon the exchange of GDRs for the U.S. Holder's proportionate interest in Shares. A U.S. Holder's tax basis in the withdrawn Shares will be the same as the U.S. Holder's tax basis in the GDRs surrendered, and the holding period of the Shares will include the holding period of the GDRs.

Sale or other Disposition

A U.S. Holder's tax basis in a Share or GDR will generally be its U.S. dollar cost. The U.S. dollar cost of a Share or GDR purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Shares or GDRs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of GDRs (other than an exchange of GDRs for Shares) or Shares, a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder's adjusted tax basis in the GDRs or Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Shares or GDRs exceeds one year. However, regardless of a U.S. Holder's actual holding period, any loss may be long-term capital loss to the extent the U.S. Holder receives a dividend that qualifies for the reduced rate described above under "Dividends - General," and exceeds 10 per cent. of the U.S. Holder's basis in its Shares.

Any gain or loss will generally be U.S. source. Therefore, a U.S. Holder may have insufficient foreign source income to utilise foreign tax credits attributable to any Indian withholding tax imposed on a sale or disposition. Prospective purchasers should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Indian withholding tax.

The amount realised on a sale or other disposition of Shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognise U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Disposition of Foreign Currency

Foreign currency received on the sale or other disposition of a Share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Back-up Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Shares, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to back-up withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining an exemption.

ACCOUNTANTS

The Pro Forma Financial Statements as of and for the year ended 31 March 2006 included in these Listing Particulars have been reviewed by RSM & Co., the Company's statutory auditors, who have agreed to the inclusion of their audit report in these Listing Particulars.

The audited financial statements of each of the Operating Companies as of and for the three years ended 31 March 2006 included in these Listing Particulars have been audited by Chaturvedi and Shah, who have agreed to the inclusion of their audit reports in these Listing Particulars.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a limited liability public company incorporated under the laws of India. Substantially all of the Company's Directors and executive officers are residents of India and all or a substantial portion of the assets of the Company and such persons are located in India. As a result, it may not be possible for investors to effect service of process upon the Company or such persons in jurisdictions outside India, or to enforce against them judgments obtained in courts outside India. India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13 of the Civil Code. Section 13 of the Civil Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognise the law of India in cases where such law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud, or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Central Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty.

The United States has not been declared by the Central Government to be a reciprocating territory for the purpose of Section 44A of the Civil Code. However, the United Kingdom has been declared by the Central Government to be a reciprocating territory. Accordingly, a judgment of a court in the United States may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian Court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered.

GENERAL INFORMATION

1. The Company was incorporated as an Indian private limited company on 15 July 2004 as Reliance Infrastructure Developers Private Limited and the status of the Company was changed to that of an Indian public limited company on 25 July 2005 and the name was changed to Reliance Communication Ventures Limited with effect from 3 August 2005. With effect from 7 June 2006, the Company's name was changed to Reliance Communications Limited. The Company's registered office is located at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India. The Company is registered with the Registrar of Companies, Maharashtra, Mumbai under registration number L45309MH2004PLC147531. The Company's telephone number is +91 (22) 3038 6286 and its fax number is +91 (22) 3037 6622.

2. These Listing Particulars and the entry by the Company into the Deposit Agreement were authorised and approved by the Board on 8 February 2006.

3. The Company issued the Shares pursuant to the Scheme on 27 January 2006. As at the date of these Listing Particulars, 47,295,058 Shares had been deposited with the Custodian pursuant to the Deposit Agreement. The Depositary will issue GDRs in respect of the Shares in uncertificated form.

4. Application has been made for the Regulation S GDRs to be listed on the official list of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

   Only Regulation S GDRs will be listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange. Holders of Rule 144A GDRs who wish to effect a sale of such Rule 144A GDRs on the Euro MTF market of the Luxembourg Stock Exchange will be required to exchange their interest in the Master Rule 144A GDR representing such Rule 144A GDRs for an equivalent interest in the Master Regulation S GDR, pursuant to the terms of the Deposit Agreement, including delivery of required certifications and representations and payment of fees, charges and taxes as provided therein.

   For so long as any of the Regulation S GDRs is outstanding, listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange, Deutsche Bank Luxembourg S.A. will serve as the intermediary between the Luxembourg Stock Exchange and persons connected with the issue and listing of the GDRs and copies of the Company's most recent annual non-consolidated (and following completion of the Reorganisation, consolidated) audited accounts, quarterly unaudited accounts, semi-annual unaudited accounts, and these Listing Particulars may be obtained free of charge at the offices of Deutsche Bank Luxembourg S.A. and copies of the Articles of Association and the Deposit Agreement will be available for inspection free of charge at the offices of Deutsche Bank Luxembourg S.A. In addition, the Company will publish all notices to holders of the GDRs in *d'Wort* or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

5. The Shares underlying the GDRs are listed on the BSE and the NSE.

6. Except as described herein, there has been no significant change in the financial or trading position of the Company since 31 March 2006, the date of its last published financial statements.

7. With the exception of the Deposit Agreement, the Company has not, within the two years immediately preceding the date of these Listing Particulars, entered into any contract which is or may be material (not being a contract entered into in the ordinary course of business) and which directly concerns the issue of the GDRs.

8. The Company has obtained all consents, approvals and authorisations required in connection with the issue of the GDRs.

9. The Company has legal proceedings and claims pending which have arisen in the ordinary course of the business. These actions, when ultimately concluded and determined will not, in the opinion of the management, have a material effect on the Company's results of operations.

10. The Deposit Agreement is governed by the laws of England.

11. The Ministry of Finance, Department of Economic Affairs and the Exchange Control Department of the RBI will be furnished with full particulars of the Listing, including the percentage of foreign shareholding in the Company, within 30 days after the issue of the GDRs.

12. The statutory auditors of the Company are RSM & Co. of RSM House, 449, Sanapati Bapat Marg, Lower Parel, Mumbai 400 013, a member of the Institute of Chartered Accountants of India, who reviewed pro forma unaudited consolidated financial statements ("Pro Forma Financial Statements") for the year ended 31 March 2006.

13. None of the Shares or the GDRs has been sold or is available in whole or in part to the public in conjunction with the application for the GDRs to be admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange.

14. Copies of the following documents (together with English translations, where applicable) will be available for inspection and may be obtained free of charge, during normal business hours on any weekday at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710, India:

    (a) the Memorandum and Articles of Association of the Company;

    (b) the Pro Forma financial statements of the Company as of and for the year ended 31 March 2006, in each case prepared in accordance with Indian GAAP, including the relevant auditors' audit report or limited review report (as the case may be) in respect thereof; and

    (c) the Deposit Agreement.

15. The Depositary is subject to regulation and supervision by the New York State Banking Department, The Federal Reserve Board and the Federal Deposit Insurance Corporation.

16. A copy of the Depositary's By-laws, as amended, together with copies of the Deposit Agreement and Deutsche Bank Trust Company Americas' most recent financial statements and annual report are available for inspection at the administrative office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom during normal business hours for so long as the GDRs are listed on the official list of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange.

17. Deutsche Bank Trust Company Americas will maintain the register of GDR Holders at its New York offices or at the specified office of its agent.

18. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The CUSIP number for the Rule 144A GDRs is 75945T 10 6, the ISIN is US75945T1060 and the Common Code is 025317530. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The CUSIP number for the Regulation S GDRs represented by the Master Regulation S GDR is 75945T 20 5, the ISIN is

US75945T2050 and the Common Code is 025317645. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

19. The objects of the Company as specified in Section III – A of its Memorandum of Association include the carrying on of the following businesses:

(a) To carry on and undertake the business of a finance, investment, loan and guarantee company and to invest in, acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity-linked securities, debentures, debenture stock, bonds, commercial paper, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion, sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of the Reserve Bank of India Act, 1934.

(b) To carry on and undertake the business of financial services like financial restructuring/reorganization, investment counselling, portfolio management and all financial activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors and consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and financing lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire-purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipment, ships, aircraft, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased or leased is new or used, from India or abroad.

(c) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal reports in India and abroad.

(d) To carry on, manage, supervise and control the business of telecommunications, infrastructure, telecommunication systems, telecommunication networks, and telecommunication services of all kinds including and not limited to setting up telephone exchanges, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication services and providing data programmes and data bases for telecommunication.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND U.S. GAAP

The summarised financial information and Financial Statements included in these Listing Particulars have been prepared in accordance with the Indian GAAP, which differ in certain respects from the accounting principles generally accepted in the United States ("U.S. GAAP").

The following table summarises significant measurement differences between U.S. GAAP and generally accepted accounting principles in India (collectively referred to as "Indian GAAP") insofar as they affect financial information reported in these Listing Particulars. This statement does not include differences that deal with disclosure requirements.

The summary table should not be considered to be exhaustive as no attempt has been made to quantify the effects of those differences, nor has a complete reconciliation of Indian GAAP to U.S. GAAP been undertaken. Had any such quantification or reconciliation been undertaken, other potentially significant accounting may have been identified, which is not identified in the attached statement. Further, reference may be necessary to the complete text of Indian GAAP and/or U.S. GAAP for proper understanding, which may not be entirely comprehendible from the attached summary statement.

Further, no attempt has been made to identify future differences between Indian GAAP and U.S. GAAP. Regulatory bodies that promulgate Indian GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. No attempt has been made to identify future differences between Indian GAAP and U.S. GAAP that may affect the financial information as a result of transactions or events that may occur in future.

Various U.S. GAAP and Indian GAAP pronouncements have been issued for which the mandatory application date is later than the reporting dates in these Listing Particulars. These, together with standards that are in the process of being developed in both jurisdictions, could have a significant impact on future comparisons between U.S. GAAP and Indian GAAP.

Potential investors should consult their own professional advisors for an understanding of the principal differences between Indian GAAP and U.S. GAAP and how these differences might affect the financial statements of the Company.

Particulars	**Indian GAAP**	**U.S. GAAP**
Investments in securities	Investments are classified as long-term or current. Long-term investments are carried at cost less provision for diminution in value, which is other than temporary. Current investments are carried at lower of cost or fair value determined on an individual basis or by category of investment but not on overall (global) basis.	Investments in marketable equity and all debt securities are classified according to management's holding intent, into one of the following categories: trading, available for sale, or held to maturity. Trading securities are marked to fair value, with the resulting unrealised gain or loss recognised in the income statement. Available-for-sale ("AFS") securities are marked to fair value, with the resulting unrealised gain or loss recorded directly in a separate component of equity called "Other Comprehensive Income" until realised, at which time the gain or loss is reported in income.

Particulars	Indian GAAP	U.S. GAAP
		Held-to-maturity ("HTM") debt securities are carried at amortised cost. Temporary impairments in the value of HTM and AFS investments are recorded in Other Comprehensive Income. Impairment in value of these investments, other than temporary, are reflected in earnings.
Consolidation and investments in subsidiaries	In India, the reporting entity generally follows legal form, and under the Companies Act it is considered to be the legal entity rather than a group. Accordingly, there is no legal requirement to prepare consolidated financial statements. In stand-alone financial statements, investments in subsidiaries, if classified as long term investments, are accounted at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value. Accounting Standard (AS21) on "Consolidated Financial Statements" does not require mandatory consolidation, but sets out the standards and methodology to be followed in the event that consolidated financial statements are presented or required by law or regulation. The Securities and Exchange Board of India requires listed companies and those seeking listing to publish consolidated financial statements in accordance with AS21 in addition to the separate financial statements of the parent and each of the subsidiaries.	Under U.S. GAAP, there is a presumption that consolidated financial statements present more meaningful financial information for a parent and subsidiaries than separate financial statements of the parent. Accordingly, consolidation is required for entities where the parent has majority financial control, generally when it controls more than 50 per cent. of the outstanding voting stock, except when control is likely to be temporary or is impaired. Separate financial statements of the parent only are not presented. Entities where the minority shareholder has substantive participating rights overcome the presumption that the majority shareholder controls the entity thus precluding consolidation of the results of that entity. In such cases, the equity method of accounting applies. Entities where the minority shareholder has protective rights only are consolidated. For the purposes of identifying the voting interests held in an investee, all direct and indirect interests are considered. Accordingly, certain investees may be considered as subsidiaries to be consolidated under U.S. GAAP which may be treated as equity affiliates under Indian GAAP.
	For the purposes of identifying the voting interests held in an investee, direct interests and those indirect interests held through a subsidiary are considered. Control is also an important criteria for identifying the entities as subsidiaries. Entities in which composition of the board of directors is controlled so as to obtain economic benefits from the enterprise's	In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") 51 that applies to variable interest entities created after 31 January 2003, and to variable interest entities in which an enterprise obtains an interest after that date. A variable interest

Particulars	Indian GAAP	U.S. GAAP
	activities are considered as subsidiary even if no equity interest is held. Unlisted entities with subsidiaries will continue to have the option of not presenting consolidated financial statements.	entity to be consolidated is one in which a party could face risk of loss without having an equity interest, and includes many entities that would previously have remained off-balance sheet.
Investments in associates or affiliates	The equity method of accounting for investments in associates is required in consolidated financial statements of listed companies. The definition of associates and equity accounting are essentially similar to U.S. GAAP. There is no requirement to apply the equity method of accounting in the stand-alone financial statements of the parent and the same are accounted for in the same manner as other investments in the standalone financial statements of a parent. Unlisted companies that do not prepare consolidated financial statements could continue to account for investments in their financial statements as before.	Investments over which the investor can exert significant influence, generally presumed when the investor owns between 20 per cent. and 50 per cent. of the voting stock, are required to be accounted for using the equity method. The equity method requires investors to record their investment in the associate as a one-line asset and reflect their share of the investee's net income/loss in their earnings. Dividends received reduce the investment account. This method is also followed for non-consolidated subsidiaries.
Interests in joint ventures	Investments in jointly controlled entities if classified as long term investments are accounted in stand-alone financial statements of the parent at cost less an allowance for permanent diminution, if any. If disclosed as current investments, they are valued at lower of cost and fair value. Interests in jointly controlled entities of a venture should be recognised in its consolidated financial statements (if prepared on a consolidated basis) on a proportionate consolidation basis unless by virtue of a contractual arrangement joint control is established over an entity which is a subsidiary of that enterprise within the meaning of AS21, in which case the entity is consolidated by the said enterprise and is not treated as a joint venture. Additionally, interests in jointly-controlled assets and jointly-controlled operations of a venture are required to be recognised in the separate financial statements and consequently also in its consolidated financial statements. Unlisted companies that do not prepare consolidated financial statements could continue to report joint venture	An incorporated joint venture is treated as a subsidiary of an affiliate, depending on the level of control of the joint venturer, and either consolidated or accounted for using the equity method or less commonly by proportional consolidation method, respeetively. Accounting for interests in jointly-controlled assets and jointly-controlled operations of a venture is similar to Indian GAAP.

Particulars	Indian GAAP	U.S. GAAP
	investments as before.	
Business combination	Transfer of assets and liabilities of an entity as a consequence of an amalgamation pursuant to the provisions of Companies Act, 1956 is accounted for in terms of the Scheme approved by the High Courts. Accounting treatment is prescribed under Indian GAAP only for amalgamations and the treatment of any resultant goodwill or reserves. Acquisitions through purchase of shares or assets or demerger are not covered. Business combinations are accounted for either as pooling of interests or as acquisitions. Accounting for business combinations as pooling of interests is permitted only on fulfilment of certain conditions. Non-fulfilment of one or more conditions results in the combination being accounted for as an acquisition using the "purchase method" of accounting. Under the pooling of interest method, the assets, liabilities and reserves of the transferor company are recorded by the transferee company at their existing carrying amounts after making changes for uniformity of accounting policies. The difference between the consideration paid and the amount of share capital of the transferor company is adjusted in reserves. Under the purchase method, assets and liabilities are recorded either at their existing carrying amounts or by allocating the consideration to individual identifiable assets and liabilities on the basis of their fair values at the date of acquisition. The excess of the consideration paid and the value of the net assets acquired is treated as goodwill otherwise as capital reserve.	The "purchase method" of accounting is required for all business combinations. Under purchase accounting, the consideration is measured at fair value, the purchase price allocated to the fair values of the net assets acquired including intangibles, and goodwill recognised for the difference between the consideration paid and the fair value of the net assets acquired.
Goodwill	Goodwill arising on amalgamation is amortised to income on a systematic basis over its useful life, not exceeding five years unless a longer period can be justified. (AS14)	Under SFAS No. 142, effective for fiscal years beginning after 15 December 2001, goodwill arising on new acquisitions and any unamortised balance for prior acquisitions will no longer be subject to amortisation. Instead, such goodwill will be tested for impairment on an annual basis or whenever triggers indicating impairment arise. The impairment test is based on estimates of fair value at a

Particulars	Indian GAAP	U.S. GAAP
		reporting unit level.
	Goodwill arising on the acquisition of shares of a company is generally not separately recognised, but is included in the cost of the investment. For companies that prepare consolidated financial statements, goodwill arising on consolidation is recognised upon consolidation. Such goodwill is not amortised. Additionally, goodwill needs to be tested for impairment on an annual basis, as required by AS28 "Impairment of Assets".	
Impairment of assets	The standard requires enterprises to assess whether there is any indication that an asset is impaired at each balance sheet date. If such an indication exists, the enterprise is required to estimate the recoverable amount of the asset. The recoverable amount is higher of an asset net selling price and value in use. Value in use is determined by discounting the estimated future cash flows from smallest identifiable group of assets that are largely independent of the cash flows from other assets or group of assets. If the recoverable amount of an asset is less than its carrying amount, that carrying amount of the asset should be reduced to its recoverable amount. That reduction is reported as an impairment loss.	SFAS No. 144 develops one accounting model for longlived assets other than goodwill that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The impairment review is based on undiscounted cash flows at the lowest level of independent cash flows. If the undiscounted cash flows are less than the carrying amount, the impairment loss must be measured using discounted cash flows.
Property, plant and equipment	Fixed assets are recorded at historical costs or revalued amounts. On revaluation, an entire class of assets is revalued, or a selection of assets for revaluation is made on a systematic basis. There is no restriction on the frequency of revaluation. However, revaluation should not exceed the recoverable amount of assets. The revalued amount is classified as revaluation reserve in balance sheet, which is not free for distribution.	Revaluations are not permitted.
Intangible assets	Capitalize intangible assets if specific criteria are met and amortize over useful life, generally not exceeding 10 years both for finite and infinite useful lives. The recoverable amount of an intangible asset that is not available for use or is being amortized over a period exceeding	Intangible assets allowed to be capitalised if it meets specified recognition criteria and amortised over useful life in case of finite useful life with required impairment review. In case of infinite useful lives the intangible asset should not be amortised but tested for impairment. Furthermore,

Particulars	Indian GAAP	U.S. GAAP
	10 years should be reviewed at least at each financial year-end even if there is no indication that the asset is impaired.	amortization of the asset commences when evidence suggests that its useful economic life is no longer deemed infinite.
	Amortization should be based on the consumption pattern of the asset or on a straight line basis if a pattern is not determinable.	Periodic review of useful life and amortisation method required.
Issuance and redemption costs for debts	Debt issuance costs may be charged as an expense or charged to the Securities Premium Account.	
	Redemption premiums payable on the redemption of debt may be accrued over the life of the debt as a provision or charged to the Securities Premium Account.	Debt issuance costs are treated as a deferred charge and amortised using the effective interest rate method over the life of the debt. Redemption premiums are accrued as a yield adjustment over the life of the debt.
Foreign exchange	AS11 "The Effects of Changes in Foreign Exchange Rates" deals with accounting for foreign exchange transactions. Transactions in foreign currency are recorded in the reporting currency, by applying exchange rates prevailing on the date of the transaction. Monetary items are restated at year-end exchange rates. Exchange differences arising on transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of liabilities for purchase of fixed assets, where such exchange difference is adjusted in the carrying cost of the fixed assets. With the revision of this standard, with effect from accounting periods commencing on or after 1 April 2004, translation differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation should be accumulated in a foreign currency translation reserve in the enterprise's financial statements	Under U.S. GAAP gains or losses arising from foreign transactions are included in determining net income. Foreign exchange gains or losses are not included in fixed assets. For the purposes of consolidating a foreign subsidiary, its financial statements are translated into the parent's reporting currency. Assets and liabilities are translated using the balance sheet rate of exchange. Amounts in the income statements are translated using the weighted average rate for the period. Translation differences that arise are reported in a separate component of shareholders' equity.

Particulars	Indian GAAP	U.S. GAAP
	until the disposal of the net investment, at which time they should be recognised as income or as expenses. Guidance relating to translation of foreign operations integral to the reporting enterprise requires foreign exchange gains or losses to be recognised in the income statement.	
Deferred taxation	Deferred taxes are required to be provided for the tax effect of timing differences between taxable income and accounting income using applicable tax rates. Deferred tax assets arising due to unabsorbed depreciation or carry forward of losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.	Deferred tax liabilities and assets are recorded for the tax effect of temporary differences between the tax and book bases of assets and liabilities and operating loss carryforwards, at currently enacted tax rates expected to be in force when the temporary differences reverse. Changes in tax rates are reported in the income statement in the period of enactment. Tax credits are considered as part of temporary differences and deferred tax asset can be recognised as the same.
	Tax credits are not treated as timing difference and no deferred tax asset is allowed to be created as the same. However, such tax credits can be considered as an asset if certain conditions are satisfied. Other deferred tax assets are recognised and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.	A valuation allowance is made against deferred taxes if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realised.
Proposed dividend	Proposed dividends are recognised as a provision in the financial statements in the period to which they relate, even if they are subject to shareholders' approval.	Dividends are recorded in the year of declaration.
Vacation accrual	Vacation accrual, or leave encashment on retirement or termination, is viewed as a retirement entitlement and	Vacation earned but not taken is reported as a liability based on the number of days' entitlement, priced at

Particulars	Indian GAAP	U.S. GAAP
	is generally reported at the actuarially determined present value of future benefits.	the balance sheet salary rate.
Retirement benefits	The liability for defined benefit retirement plans is reported at an actuarial valuation. Several alternative methodologies are considered acceptable for the purposes of the valuation, and the actuary has considerable latitude in selecting assumptions to be used. Contribution to the Group Gratuity Insurance Scheme with Life Insurance Corporation of India are charged to revenue on due basis which is determined on the basis of actuarial valuation. Expenditure incurred on voluntary retirement scheme may be deferred. The accounting standard on employee benefits effective 1 April 2006 is substantially revised which *inter alia* requires liability for defined benefit retirement plans to be reported at the present value of the defined benefit obligation and the current service cost using the projected unit credit method.	The liability for defined benefit retirement plans is reported at the present value of future benefits using the projected unit credit method, with a stipulated method to determine assumptions. Expenditure incurred on voluntary retirement scheme should be expensed in the period incurred.
Depreciation	Depreciation is generally charged at rates prescribed by the Companies Act. These rates are the minimum rates, and companies are permitted to charge depreciation at higher rates, in order to write off the cost of assets over their useful lives, if shorter.	Depreciation is provided in a systematic and rational manner over the estimated useful economic life of the assets.
Derivative financial instruments and hedging	The Guidance Note on Accounting for Equity Index and Equity Stock Futures and Options is the pronouncement which address the accounting for derivatives relating to equity index and equity stock futures and options. Accounting Standard 11 deals with accounting of forward foreign exchange contracts.	All derivatives are required to be recognised as assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is gain and losses) depends on the intended use of the derivative and the resulting designation. Derivatives based on the intended use are broadly classified into three classes viz. fair value hedge, cash flow hedge and

Particulars	Indian GAAP	U.S. GAAP
		foreign currency hedge.
	Premium or discount on forward exchange contracts, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, is amortized and recognised in the profit and loss account over the period of such contracts, except in respect of contracts relating to liabilities for purchase of fixed assets where the amortization is adjusted to carrying value of fixed assets.	Gains and losses on fair value hedges, for both the hedging instrument and the item being hedged, are recognised in the income statement. Gain and losses on effective portion of cash flow hedges is initially reported as a component of other comprehensive income and subsequently reclassified in to earnings when the forecasted transaction affects earnings.
	Any profit or loss arising on cancellation or renewal of forward contract is recognised as income or expense in the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the profit/loss is adjusted to carrying value of fixed assets.	In case of hedging the foreign currency exposure of a net investment in a foreign operation, the same accounting treatment is given as in the case of cash flow hedge. The gains or losses on the ineffective portion of any hedge are written off as income or expense.
	Exchange differences on forward contract, other than those to hedge foreign currency risks of future transactions in respect of which firm commitments are made or which are highly probable forecast transactions, entered into for hedging purposes should be recognised to the profit and loss account except in respect of contracts relating to liabilities for purchase of fixed assets where the exchange difference is adjusted to carrying value of fixed assets.	Derivatives that are not designated as a hedging instrument, the gains or losses are recognised in earnings in the period of change.
	Exchange differences arising on the forward exchange contracts entered into to hedge the foreign currency risks of a firm commitment or a highly probable forecast transaction is recognised in the statement of profit and loss in the reporting period in which the exchange rate changes. Any profit or loss arising on renewal or cancellation of such contracts is	

Particulars	Indian GAAP	U.S. GAAP
	recognised as income or expense for the period. The premium or discount on forward exchange contract intended for trading or speculation purposes is ignored and at each balance sheet date the value of the contract is marked to its current market value and the gain or loss on the contract is recognised.	
Discounting	Discounting of liabilities is not permitted and provisions are carried at their full values.	The amount of provision is the present value of the expenditure expected to be required to settle the obligation. The discount rate is the credit adjusted risk-free rate that adjusts a risk-free rate of interest for the credit standing of the entity.
Changes in accounting policies	Include effect in the income statement of the period in which the change is made except as specified in certain standards where the change resulting from adoption of the standard has to be adjusted against opening retained earnings.	Generally the effect is included (net of taxes) in current year income statement after extraordinary item. Pro forma comparatives are required to be disclosed. Retrospective adjustments are required to be made for certain specific items.
Correction of fundamental errors	Include effect in the current year income statement with appropriate disclosure.	Correction of errors must be prior period/opening retained earnings adjustment.
Employee stock options	As per SEBI guidelines, choice of either the intrinsic method or the fair value method is available. In case of intrinsic value the option discount must be amortised over the vesting period.	For public entities cost of employee stock options is measured at its fair value on the grant date. Unless the award is modified or the measurement date changed, the estimated fair value of each unit of the equity instrument is not remeasured in subsequent periods. Non-public entities have the option to measure liabilities arising from share-based payment arrangements at either the fair value or the intrinsic value (only if it is not possible to reasonably estimate fair value). In case the intrinsic value method is selected, the value of stock options is remeasured at each balance sheet date. Pro forma disclosures required to be made as if fair value based

Particulars	Indian GAAP	U.S. GAAP
		method had been applied.
Share issue expenses	Share issue expenses may be charged as an expense or charged to the Securities Premium Account.	Issue costs of equity securities are dealt with as a reduction of equity.
Leases	A lease is a finance lease if substantially all risks and rewards of ownership are transferred. Substance rather than form is important. Leases are not capitalised in the books but terms disclosed in the notes to account.	Similar to Indian GAAP but more extensive form-driven requirements.
Revenue recognition	Revenue is recognised when the specified requirements as to prudence are satisfied and it is not unreasonable to expect ultimate collection. There must be matching of revenue and expenditure to the maximum extent possible.	The guidance under U.S. GAAP is extensive. U.S. GAAP focuses more on revenues being recognised and earned. Revenue is generally realized and earned when all the following criteria are met: There is a persuasive evidence that an arrangement exists; Delivery has occurred or services have been rendered; The seller's price to the buyer is fixed or determinable; and Collectibility is reasonably assured.

INDEX TO THE FINANCIAL STATEMENTS

Limited Review Report on
Pro Forma Unaudited Consolidated Financial Statements
To the Board of Directors of
Reliance Communication Ventures Limited

1. We have reviewed accompanying pro forma unaudited consolidated financial statements ("Pro Forma Financial Statements") of Reliance Communication Ventures Limited ("RCOVL" or "the Company") for the year ended 31 March 2006. These Pro Forma Financial Statements comprise of pro forma consolidated balance sheet as on 31 March 2006, the pro forma consolidated profit and loss account for the year ended 31 March 2006 and the related notes thereon. The Pro Forma Financial Statements includes effect of the Demerger Scheme and the proposed Scheme (as described in more detail in Note 1 and 2 to Schedule 'Q') as if it had occurred on 1 April 2005. The pro forma adjustments reflecting the said transactions are described in Note 4 to Schedule 'Q'.

2. The pro forma adjustments have been applied by the management to the historical amounts in the attached standalone historical financial statements of RCOVL attached to the Pro Forma Financial Statements. These historical financial statements are derived from the historical audited financial statements for the nine months ended 31 December 2005 and reviewed financial statements for the three months ended 31 March 2006. The pro forma adjustments are based on management's assumptions and principles of consolidation as described in Note 4 to Schedule 'Q'.

3. The management of the Company is responsible for preparation and presentation of pro forma unaudited consolidated financial statements of the Company, which reflect the transactions of the Demerger Scheme and the proposed Scheme described in paragraph 1 above. This includes:

   - Identifying components viz. the entities to be consolidated, and including the financial information of the components in the Pro Forma Financial Statements;
   - Identifying related parties and related party transactions for reporting;
   - Issuing instructions to the management of the amalgamating entities and resulting subsidiaries specifying the Company's requirements relating to financial information of the components to be included in the pro forma unaudited consolidated financial statements;
   - Obtaining accurate and complete financial information from components;
   - Use of appropriate consolidation procedures; and
   - Making appropriate consolidation adjustments.

4. The financial statements of amalgamating companies and resultant subsidiaries were audited by other auditors and we have relied upon these audited financial statements for performing limited review except for financial statements of FLAG Telecom Group Limited (Consolidated), Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Infocom B.V. Amsterdam, Reliance Communications (U.K.) and Reliance Communications (Hong Kong) Limited which are unaudited. These financial statements reflect total assets of Rs.281,779 million as at 31 March 2006 and total revenue of Rs.99,412.3 million for the year then ended audited by other firms of chartered accountants and value of total assets of Rs.35,778.1 million as at 31 March 2006 and total revenue of Rs.6,856.9 million for the year ended on that date which are unaudited.

5. A limited review of Pro Forma Financial Statements consists principally of applying analytical procedures for financial data and making inquiries for company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the

generally accepted auditing standards, the objective of which is the expression of opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

6. The objective of the Pro Forma Financial Statements is to show what the significant effects on the historical financial statements might have been had the transaction occurred at an earlier date. However, Pro Forma Financial Statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above mentioned transaction actually occurred earlier.

7. Based on our limited review carried by us of the Pro Forma Financial Statements, nothing come to our attention that causes us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in Note 4 to Schedule 'Q', that the related pro forma adjustments do not give appropriate effect to those assumptions in the Pro Forma Financial Statements for the year ended 31 March 2006.

8. This report is solely for your information for inclusion in the Offering Circular in connection with issue of Zero Coupon Convertible Bonds and should not be used for any other purpose, disclosed or made available to any other party or referred to in any document without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: 30 April 2006

Reliance Communication Ventures Limited
Proforma Unaudited Consolidated Balance Sheet

	Schedule	As at 31 March 2006
		(Rs. in millions)
Sources of Funds		
Shareholders Funds		
Share Capital	A	10,223.1
Reserves and Surplus	B	107,196.4
		117,419.5
Minority Interest		**95.8**
Loan Funds		
Secured Loans	C	73,800.0
Unsecured Loans	D	29,531.5
		103,331.5
Deferred Tax Liability [Refer note 16 to schedule Q]		**16.0**
Total		**220,862.8**
Application of Funds		
Fixed Assets	E	
Gross Block		228,294.6
Less: Depreciation		45,756.1
Less: Impairment		1,816.5
Net Block		180,722.0
Capital Work-in-Progress		31,304.5
		212,026.5
Goodwill on Consolidation		**2,236.8**
Investments	F	**22,163.0**
Current Assets, Loans and Advances		
Current Assets	G	
Inventories		4,075.5
Sundry Debtors		16,808.1
Cash and Bank Balances		37,994.9
Other Current Assets		764.9
Loans and Advances	H	23,667.5
		83,310.9
Less: Current Liabilities and Provisions	I	
Current Liabilities		32,663.7

	Schedule	As at 31 March 2006
		(Rs. in millions)
Advance from Customers and Deferred Revenue		46,920.0
Provisions for Tax, Disputed Claims and retirement benefits		19,290.7
		98,874.4
Net Current Assets		**(15,563.5)**
Total		**220,862.8**
Significant Accounting Policies	**P**	
Notes on Accounts	**Q**	

Reliance Communication Ventures Limited

Proforma Unaudited Consolidated Profit and Loss Account for the year ended 31 March 2006

	Schedule	Year ended 31 March 2006
		(Rs. in millions)
Income		
Service Income		115,617.3
Less: Deferement		1,188.0
Less: Service Tax		8,156.7
Net Service Income		106,272.6
Other Income	J	1,390.9
		107,663.5
Expenditure		
Access charges and License Fees		40,404.1
Other Network Operation Expenses	K	15,346.0
Payment to and Provisions for Employees	L	8,394.3
Sales and Distribution Expenses	M	10,357.7
General and Administration Expenses	N	8,429.2
		82,931.3
Operating Profit before Interest, Depreciation, Amortisation and Extraordinary Items		**24,732.2**
Finance Charges (Net)	O	2,594.7
Operating Profit before Depreciation, Amortisation and Extraordinary Items		**22,137.5**
Depreciation and Amortisation		16,947.8
Preliminary Expenses Written Off		39.0
Profit before Tax and Extraordinary Items		**5,150.7**
Extraordinary Items		
Employee Restructuring Cost		**374.3**
Profit before Tax		**4,776.4**
Provision for		
— Current Tax		150.8
— Deferred Tax		14.8
— Fringe Benefit Tax		171.7
		337.3
Profit after tax		**4,439.1**

	Schedule	Year ended 31 March 2006
		(Rs. in millions)
Share of Profit transferred to Minority		6.2
Profit for the year (after adjustment for minority interest)		**4,432.9**
Add: Balance brought forward from last year		**(3,575.5)**
Amount Available for Appropriations		**857.4**
Appropriations		
Transfer from Debenture Redemption Reserve		**140.5**
Transferred to Statutory Reserve Fund		**(7.5)**
Balance carried to Balance Sheet		**990.4**
Basic and diluted Earning Per Share of Rs.5/- each fully paid up (in Rs.) [Refer note 17 to schedule Q]		**2.17**
Significant Accounting Policies	**P**	
Notes on Accounts	**Q**	

	As at 31 March 2006
	(Rs. in millions)
Schedule A	
Share Capital	
Authorised:	
2,000,000,000 Equity Shares of Rs.5 each	10,000.0
1,000,000,000 Unclassified Shares of Rs.5 each	5,000.0
	15,000.0
Issued Subscribed and Paid up:	
1,223,130,422 Equity Shares of Rs.5 each fully paid up	6,115.7
Share Suspense Account	
821,484,568 Equity Shares of Rs.5 each fully paid up [Refer Note No 2 to Schedule Q]	4,107.4
	10,223.1

	As at 31 March 2006
	(Rs. in millions)
Schedule B	
Reserves and Surplus	
Statutory Reserve Fund*	10.2
Debenture Redemption Reserve	38.8
General Reserve	106,157.0
Profit and Loss account	990.4
	107,196.4

* Created pursuant to Reserve Bank of India (Amendment) Act 1997 in respect of Reliance Infoinvestments Limited, the subsidiary of Reliance Infocomm Limited.

	As at 31 March 2006
	(Rs. in millions)
Schedule C	
Secured Loans	
Zero Coupon Secured, Redeemable Non convertible Debentures of maturity value Rs. 0.08 million each	24,513.3
Less: Unamortised Discounts	10,513.1
	14,000.2
Term Loans from Financial Institutions	
— Foreign Currency Loans	21,694.8
Term Loans from Banks	
— Rupee Loans	35,255.0
Short term Loan from Banks	2,850.0
	73,800.0

1. The Zero Coupon Secured, Redeemable Non Convertable Debentures, referred to above, consist of 3,21,190 issued by Reliance Communications Infrastructure Limited, at price of Rs.0.03 million each aggregating to Rs.8,039.4 million.

2. The Debentures referred to above are secured by way of mortgage on a specific immovable property of Reliance Communication Infrastructure Limited and further secured/to be secured by way of floating charge on other fixed assets (other than operating licences) of Reliance Communication Infrastructure Limited both present and future.

3. The issuer and the investor have a Call/Put Option on or after 1 September 2006 for redemption of all or any of the Debentures held by the investor. Such Call/Put Option is exercisable once every year on 1 September, after giving 60 days notice to the investor/issuer as the case may be, as under:

Date of Redemption/Maturity Date	Amount payable per Debenture to Investor
	(Rs. in millions)
1 September 2006	0.0
1 September 2007	0.1
1 September 2008	0.1
1 September 2009	0.1

Date of Redemption/Maturity Date	Amount payable per Debenture to Investor
	(Rs. in millions)
1 September 2010	0.1
1 September 2011 (Maturity Date)	0.1

4. Foreign Currency Loans taken from Financials Institutions of Rs.20,983.2 million and the Rupee loans taken from Banks of Rs.35,255 million in Reliance Infocomm Limited are, *inter alia*, secured by way of first *pari passu* mortgage/charge/assignment in favour of the Security Trustee for the benefit of Financial Institutions and Banks, on its immovable, movable and intangible assets/properties (but excluding goodwill and brand name) including intellectual Property Rights, all revenues, accounts and receivable both present and future and assignment of rights under specified Project Documents and the Telecom License Agreements. Rs.711.6 million of foreign currency loans are secured by assets of foreign subsidiaries

5. Short Term Loan from a bank, referred to above is secured against Fixed Deposits.

	As at 31 March 2006
	(Rs. in millions)
Schedule D	
Unsecured Loans	
Short term Loans from Banks	
— Rupee Loans	5,700.0
Term Loans from Banks	
— Foreign Currency Loans	13,384.5
— Foreign Currency Loans — Buyers' Credit	10,356.1
Loans from Bodies Corporate	90.9
Total	**29,531.5**

Reliance Communication Venture Limited

Schedule forming part of the Proforma Unaudited Consolidated Balance Sheet

Schedule E

Fixed Assets

(at cost less depreciation/amortisation)

Description	Gross Block					Depreciation/Amortisation						Net Block
	As at 1 April 2005	Additions	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31 March 2006	As at 1 April 2005	Depreciation for the year	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31 March 2006	Impairment	As at 31 March 2006
												(Rs. in million)
Own Assets:												
Leasehold Land	528.42	64.27	105.04	2.16	**485.49**	209.38	34.56	111.21	0.93	**131.80**		353.69
Freehold Land	862.14	135.65			**997.79**							997.79
Buildings	8,869.89	1,183.90			**10,053.79**	975.07	677.17			**1,652.24**		8,401.55
Electrical Installation	1,416.42	13.69			**1,430.11**	432.93	213.63			**646.56**		783.55
Office Equipment	337.59	102.76	1.08		**439.27**	90.42	31.98	0.34		**122.06**		317.21
Computers	289.25				**289.25**	204.03	51.28			**255.31**		33.94
Plant and Machinery	137,321.55	28,878.51	431.70	8.86	**165,759.50**	20,185.61	12,503.07	434.09	5.00	**32,249.59**	1,816.50	131,693.41
Furniture and Fixture	1,314.01	249.24	91.27	1.11	**1,470.87**	368.55	111.39	96.29	0.85	**382.80**		1,088.07
Vehicles	260.48	331.61	20.37		**571.72**	243.15	42.82	7.48		**278.49**		293.23
Sub total	**151,199.75**	**30,959.63**	**649.46**	**12.13**	**181,497.79**	**22,709.14**	**13,665.90**	**649.41**	**6.78**	**35,718.85**	**1,816.50**	**143,962.44**
Leased Assets:												
Plant and Machinery	2,584.83				**2,584.83**	233.03	96.27			**329.30**		2,255.53
Office Equipment	2.79				**2.79**	1.33	0.34			**1.67**		1.12
Furniture and Fixtures	3.19				**3.19**	1.26	0.32			**1.58**		1.61
Vehicles	9.92				**9.92**	5.74	2.14			**7.88**		2.04
Sub total	**2,600.73**				**2,600.73**	**241.36**	**99.07**			**340.43**		**2,260.30**
Intangible Assets:												

Description	Gross Block					Depreciation/Amortisation					Impairment	Net Block
	As at 1 April 2005	Additions	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31 March 2006	As at 1 April 2005	Depreciation for the year	Deductions/ Adjustments	Adjustments on account of currency translation	As at 31 March 2006		As at 31 March 2006
												(Rs. in million)
Indefeasable Right of Connectivity	16,874.53	2,006.46	(1,150.05)	116.71	**19,914.33**	2,946.60	1,653.16	(34.59)	(2.69)	**4,637.04**		15,277.29
Entry Fees for Telecom Licence	24,132.82				**24,132.82**	3,289.44	1,693.72			**4,983.16**		19,149.66
License and know how												
Course fee												
Software	2.32				**2.32**	1.94	0.11			**2.05**		0.27
Movie Rights	65.84	6.55			**72.39**		0.35			**0.35**		72.04
Digitised maps												
Goodwill	74.22				**74.22**	74.22				**74.22**		
Sub total	**41,149.73**	**2,013.01**	**(1,150.05)**	**116.71**	**44,196.08**	**6,312.20**	**3,347.34**	**(34.59)**	**(2.69)**	**9,696.82**		**34,499.26**
Total	**194,950.21**	**32,972.64**	**(500.59)**	**128.84**	**228,294.60**	**29,262.70**	**17,112.31**	**614.82**	**4.09**	**45,756.10**	**1,816.50**	**180,722.00**
Capital work in Progress [Net of provision]												**31,304.50**

Notes to Fixed Assets schedule

1. Building includes:

   (a) Rs.250 towards cost of shares in Co-operative Societies held by Reliance Telecom Limited.

   (b) Rs.0.2 million towards cost of Shares acquired in a Company held by Reliance Communication Infrastructure Limited.

2. Capital Work-in-Progress includes:

   (a) Rs.7,582 million on account of advance against capital expenditure.

   (b) Rs.3,793.9 million on account of project development expenditure.

   (c) Rs.1,666.4 million on account of material at site.

3. Addition to fixed assets and capital work in progress is net of Rs.921.4 million on account of foreign exchange loss during the year.

4. Intangible Assets:

   (a) Balance useful life of software as at 31 March 2006 is between one and five years.

   (b) Balance useful life of Indefeasable Right of Connectivity and Entry Fees for Telecom Licenses is 16 years in case of Reliance Infocomm Limited, 18 years in case of Reliance Communication Infrastructure Limited and Nil years in case of Reliance Telecom Limited as on 31 March 2006.

5. Freehold Land includes:

   (a) Rs.0.1 million acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking) As per the agreement the ownership of the same will be transferred in March 2008.

   (b) Rs.5.5 million towards land acquired, the ownership of which will be transferred at the end of six years from December 2006 to March 2008.

6. Electrical Installations includes material equipment of Rs.24.5 million which are under custody and control of Maharashtra State Electricity Board.

7. Reliance Communication Infrastructure Limited has assessed the impairment of capital assets including capital work-in-progress, consequent upon which Rs.3,574.3 million of plant and machinery items in capital work-in-progress and Rs.1,816.5 million in fixed assets have been provided for impairment.

8. Gross block and accumulated depreciation as on 1 April 2005 pertains to assets of amalgamating companies and the resultant subsidiaries including its down stream subsidiaries which would be acquired by the Company pursuant to the proposed Scheme of amalgamation and arrangement. Details of the scheme is provided in note 2 to the schedule Q.

9. The assets of the Company were acquired pursuant to the scheme of demerger and the title of these assets are in the process of being transferred in the name of the Company.

10.

	Rupees in millions
Depreciation for the year as per above schedule	17,112.30
Less: Depreciation capitalised during the year	87.00
Less: Amortisation of assets included in operating expenses	77.50
Depreciation as per profit and loss account	16,947.80

	As at 31 March 2006
	(Rs. in millions)
Schedule F	
Investments	
Non Trade, at Cost	
Long Term Investments	
Government and Other Securities	
6 Year National Savings Certificates (Deposited with Sales Tax Department)	0.2
5½ years Kisan Vikas Patra (Rs.5,000) (Deposited with Chennai Metropolitan Development Authority)	0.0
Government Securities	3,318.6
Commercial Paper	843.4
Bonds and Certificate of Deposit	8,510.1
	12,672.3
Investments in shares — Unquoted, fully paid up	
In Equity Shares of Companies	
31,200 equity shares of Reliance Globalcom Pvt Ltd. of Rs.10 each	0.3
30,000 equity shares of Reliance National Communications Pvt Ltd. of Rs.10 each	0.3
4,300* equity shares of Finnesse Innovation Pvt Ltd of Rs.10 each	0.0
69,524** equity shares of WorldTel Holding Limited., Bermuda of U.S.$0.05 each	19.3
1,300* equity shares of Neitizen Uttar Pradesh Pvt. Ltd. of Rs.10 each	0.0
2,200* equity shares of Bihar Network Pvt. Ltd. of Rs.10 each	0.0
1,100* equity shares of Haryana Cybernet Pvt. Ltd. of Rs.10 each	0.0
1,100* equity shares of Kerala Communication Pvt. Ltd. of Rs.10 each	0.0
2,200* equity shares of MP Network Pvt. Ltd of Rs.10 each	0.0
3,300 equity shares of Orissa Network Pvt. Ltd. of Rs.10 each	0.1
1,100* equity shares of Punjab Cybernet Pvt. Ltd of Rs.10 each	0.0
1,100* equity shares of Uttar Pradesh Network Pvt. Ltd of Rs.10 each	0.0
4,400 equity shares of West Bengal Network Pvt. Ltd of Rs.10 each	0.1
1,400* equity shares of Pragati VAP Pvt. Ltd of Rs.10 each	0.0
1,400* equity shares of Reliance Infostreams Pvt. Ltd of Rs.10 each	0.0
1,900* equity shares of Reliance Next Link Pvt Ltd of Rs.10 each	0.0
1,50,000 equity shares of Global Innovative Pvt. Ltd. of Rs.10 each	1.5
1,400* equity shares of Reliance Broadband Comm Pvt Ltd of Rs.10 each	0.0

	As at 31 March 2006
	(Rs. in millions)
1,400* equity shares of Reliance Broadcom Pvt Ltd of Rs.10 each	0.0
1,820* equity shares of Reliance Entertainment Pvt Ltd of Rs.10 each	0.0
2,700* equity shares of Reliance Energy Transmission Limited of Rs.10 each	0.0
6,50,25,000 equity shares of Warf Telecom International Pvt Ltd of Rs.10 each	48.6
	70.2
In Preference Shares of Companies	
1,000,000, 9% Cummulative Non Convertible Redeemable Preference shares of Reliance Infostreams Pvt. Ltd. of Re.1 each	50.0
Current Investments	
Other Investments — Unquoted	
In Pass Through Certificate	1,662.3
In Mutual Fund Units	7,708.2
	22,163.0

Notes:

* Zero values due to rounding off differences.

** Pending transfer in the name of the Company.

	As at 31 March 2006
	(Rs. in millions)
Schedule G	
Current Assets	
Inventories	
Stores and Spares	1,190.5
Communications Devices and Accessories	2,885.0
	4,075.5
Sundry Debtors (Unsecured)	
Over Six months	
Considered Good	3,272.7
Considered Doubtful	4,040.1
	7,312.8
Less: Provision for doubtful debts	4,040.1
	3,272.7
Others	
Considered Good	13,535.4
Considered Doubtful	673.8
	14,209.2
Less: Provision for doubtful debts	673.8
	13,535.4
	16,808.1
Cash and Bank Balances	
Cash on hand	2.5
Cheques on hand	105.7
Balances with Banks:	
In Current Accounts with Scheduled Banks	5,442.0
In Exchange Earners' Foreign Exchange Account with Scheduled Banks	17.6
In Fixed Deposits with Scheduled Banks	32,427.1
	37,994.9
Other Current Assets	
Interest Accrued on Investments	730.3
Others	34.6
	764.9

	As at 31 March 2006
	(Rs. in millions)
	59,643.4

Schedule H

Loans and Advances

(Unsecured, considered good)	
Advances recoverable in cash or kind or for value to be received [Net of provision]	12,964.6
— Capital Advances	
Deposits	10,677.1
Balance with Customs, Central Excise Authorities, etc.	25.8
	23,667.5
Total	**83,310.9**

	As at 31 March 2006
	(Rs. in millions)
Schedule I	
Current Liabilities and Provisions	
Current Liabilities	
Sundry Creditors	
— Small Scale Industrial Undertakings	156.5
— Others	17,752.2
Interest accrued but not due on secured and unsecured loans	317.6
Liability for Leased Assets	585.8
Other Liabilities	13,851.6
	32,663.7
Advance from Customers and Deferred Revenue	46,920.0
Provisions for Taxes, Disputed Claims and Retirement Benefits	
Provision for Wealth Tax*	4.8
Provision for Income Tax*	419.8
Provision for Fringe Benefit Tax*	161.2
Provision for Disputed Claims	18,159.9
Provision for Retirement Benefits	545.0
	19,290.7
	98,874.4

Note:

* Net of advance tax and tax deducted at source.

	Year ended 31 March 2006
	(Rs. in millions)
Schedule J	
Other Income	
Income from Financial services	215.8
Profit on Sale of Current Investments	671.5
Profit on Disposal of Assets	1.2
Miscellaneous Income	502.4
	1,390.9

	Year ended 31 March 2006
	(Rs. in millions)
Schedule K	
Other Network Operation Expenses	
Repairs and Maintenance	4,042.1
Rent, Rates and Taxes	2,925.7
Power and Utilities	2,469.9
Stores and Spares	566.7
Leased line and Bandwidth charges	247.7
Other Network Operation expenses	5,093.9
	15,346.0

	Year ended 31 March 2006
	(Rs. in millions)
Schedule L	
Payment to and provision for employees	
Salaries	7,180.2
Contribution to Provident Fund, Gratuity Fund and Superannuation Fund	532.7
Employee Welfare and Other amenities	681.4
	8,394.3

	Year ended 31 March 2006
	(Rs. in millions)
Schedule M	
Sales and Distribution Expenses	
Brokerage and Commission	1,902.4
Other Sales and distribution Expenses	7,657.1
Net Expense on Handset Operations:	
Sales of Handset and Accessories	13,771.7
Less: Cost of Sales [Refer Note no 14 of schedule Q]	13,824.2
	52.5
Provision for Doubtful Debts	745.7
	10,357.7

	31 March 2006
	(Rs. in millions)
Schedule N	
General and Administration Expenses	
Legal and Professional Fees	1,494.6
Rent, Rates and Taxes	1,065.2
Travelling and Conveyance	886.2
Exchange (Gain)/Loss	619.7
Repairs and Maintenance	
— Machinery	2.4
— Building	108.8
— Others	294.5
Electricity	420.4
Bank charges	329.8
Hire charges	240.2
Insurance	236.7
Business Centre expenses	45.5
Loss on Sale of Assets	19.6
Other Administration Expenses	2,665.6
	8,429.2

	Year ended 31 March 2006
	(Rs. in millions)
Schedule O	
Finance Charges	
Interest and Financial Charges	3,854.3
Finance Charges on Leased Assets	51.1
Less: Interest Income	(1,310.7)
	2,594.7

Schedules forming part of Proforma Unaudited Consolidated Balance Sheet and Profit and Loss Account for the year ended 31 March 2006

Schedule P

Significant Accounting Policies to the Proforma Consolidated Balance Sheet and Profit and Loss Account

(A) Background

The Company holds less than 50 per cent. of the equity shares of each of its key investments viz. Reliance Infocomm Limited, Reliance Communication Infrastructure Limited and Reliance Telecom Limited. The Company does not have any subsidiary as on 31 March 2006, the date of preparation of financial statements. Consequently, the Company is not required to prepare consolidated financial statements as per the accounting standards issued by the Institute of Chartered Accountants of India.

In terms of Scheme of Demerger referred in Note 1 of Schedule Q and proposed Scheme of Arrangement and Amalgamation referred in Note 2 of Schedule Q assets and liabilities of telecommunication undertaking and certain companies (including the aforesaid companies) or the control is vested in the Company from the appointed date specified in the schemes. The demerger scheme became effective from 1 September 2005. The proposed scheme has not become effective as at 31 March 2006 as the approvals of shareholders and regulatory authorities are pending to be received. As such, the Company is not required to prepare consolidated financial statements giving effect of the proposed Scheme. However, with a view to present consolidated performance of the telecommunication business and to enable the investors to take a holistic view of the business carried by the Company and its investee companies, the management has prepared pro forma unaudited consolidated financial statements by consolidating (even though consolidation is strictly not applicable) the accounts of the investee companies by substantially applying the principles laid in the provisions of Accounting Standard (AS) 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India as near thereto as appropriate for the purpose of these financial statements. The said consolidation has been done by making pro forma adjustments to the standalone financial statements of the Company for the year ended 31 March 2006 with a view to reflect the financial position and performance of the Company as if the Demerger Scheme and the proposed Scheme had occurred on 1 April 2005. The principles of consolidation and pro forma adjustments carried out by the management are detailed in Note 4 in Schedule Q to the pro forma unaudited consolidated financial statements.

(B) Other Significant Accounting Policies:

1. Basis of Preparation of Proforma Consolidated Financial Statements

The underlying financial statements of proforma unaudited consolidated financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India.

2. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known/materialised.

3. **Fixed Assets**

(a) Fixed Assets are stated at cost net of CENVAT less accumulated depreciation, Amortisation and impairment loss, if any.

(b) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(c) Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

(d) Entry Fees paid for Telecom Licenses and Indefeasible Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation. These, being intangible assets, are classified as Fixed Assets.

4. **Depreciation/Amortisation**

(a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in cases of Cable Systems, Telecom Electronic Equipment, Customer Premises Equipment and certain Other Assets for which useful life has been considered based on technical estimation.

(b) Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

(c) Leasehold land is amortised over the period of the lease term.

(d) Intangible assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses or Indefeasible Rights from the date of commencement of commercial services or acquisition.

5. **Leases**

(a) In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard - 19 issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(b) In respect of finance leases the lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the Accounting Standard - 19 issued by the Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against Liabilities for Leased Assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

6. **Impairment of Assets**

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

7. **Revenue Recognition**

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

8. **Provision for Doubtful Debts**

Provision is made in the Accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

9. **Investments**

Investments are classified into long term and current investments. Investments which are intended to be held for more than one year are classified as long term investments and investments which are intended to be held for less than one year, are classified as current investments.

Current Investments are carried at lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

10. **Inventories**

Inventories are valued at lower of cost or net realisable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis, or net realisable value whichever is less. In case of inventories, certain spare parts are valued at First in First Out basis.

11. **Employee Retirement Benefits**

Gratuity and Leave Encashment Liability are provided for based on actuarial valuation done at the year end while Company's contributions towards Provident Fund and Superannuation fund are provided on actual basis.

12. **Borrowing Cost**

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

13. **Foreign Currency Transactions**

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account, except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

14. Miscellaneous Expenditure

Miscellaneous Expenses are charged to Profit and Loss account as and when they are incurred.

15. Taxes on Income

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprise both Current Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

16. Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

17. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Schedule Q

Notes on Accounts

1. Demerger Scheme

In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the demerger Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organised and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy Undertaking, Gas based Energy Undertaking, Financial Service Undertaking and Telecommunication Undertaking to four separate transferee companies. All the assets and liabilities of the Demerged Undertaking are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9 December 2005 and same has been filed with Registrar of Companies on 21 December 2005 and the appointed date as per the demerger scheme is 1 September 2005.

As per the said demerger scheme:

(a) All the properties, investments, assets and liabilities relatable to 'Telecommunication Undertaking' of Reliance Industries Limited (RIL) are transferred and vested in the Company on a going concern basis.

(b) The said transfer has been affected at the values appearing in the books of RIL as at 31 August 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs.153,893.38 million.

(c) In consideration of the demerger, the Company has issued and alloted its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by the shareholders of RIL. Accordingly, the equity share capital of the Company stands increased to Rs.6,115.7 million. Consequent to the allotment of the new shares, the then existing share capital of the Company of Rs.0.5 million is cancelled and the said amount is transferred to Capital reserve. Pursuant to such allotment and cancellation the Company ceases to be the subsidiary of RIL from 27 January 2006.

(d) Excess of net assets so recorded, over the amount of share capital issued amounting to Rs.147,777.7 million is recognised in these financial statements, and as stipulated in the demerger scheme, is classified as 'General Reserve'.

Pursuant to the Demerger Scheme effective from 1 September 2005, RCOVL is the flagship company for all telecommunication business and holds investments in telecommunication companies chiefly, comprising of:

(a) Reliance Communication Infrastructure Limited;

(b) Reliance Infocomm Limited; and

(c) Reliance Telecom Limited.

2. **The proposed Scheme**

The Board of Directors of the Company at meeting held on 12 March 2006 *inter alia* approved a Scheme of Amalgamation and Arrangement ("the proposed Scheme") for the amalgamation of Reliance Infocomm Limited ("RIC"), Ambani Enterprises Private Limited ("AEPL"), Reliance Business Management Private Limited ("RBM"), Formax Commercials Private Limited ("Formax"), Reliance Communications Technologies Limited ("RCTL"), Reliance Software Solutions Private Limited ("RSSPL"), Reliance Communications Solutions Private Limited ("RCSPL") and Panther Consultants Private Limited ("PCPL") with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited ("RCIL") and vesting the same with the Company.

The Scheme will be subject to all necessary permissions, sanctions and approvals, including, inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

The appointed date as per the proposed Scheme is:

(a) 1 January 2006 or such other date as may be approved by the High Court in case of amalgamation of AEPL, RBM, Formax, RCSPL, RCTL and RSSPL with the Company.

(b) 1 March 2006 or such other date as may be approved by the High Court in case of amalgamation of PCPL with the Company.

(c) 31 March 2006 or such other date as may be approved by the High Court in case of amalgamation of RIC and Network Division of RCIL with the Company.

As per the proposed Scheme:

(a) All the assets in the books of AEPL, RBM, Formax, RCSPL, RCTL, RSSPL, PCPL and the Network Division of RCIL shall be transferred and vested in the Company at their respective fair values and all the liabilities at their respective book values on a going concern basis (i.e. Net Asset Value)

(b) In consideration of amalgamation, the Company will issue and allot 821,484,568 equity shares aggregating to Rs.4,107.4 million on proposed Scheme becoming effective to:

Shareholders of AEPL 556,329,165 equity shares in the ratio of 556.33 equity shares of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by shareholders of AEPL.

Shareholders of PCPL 265,155,403 equity shares in the ratio of 26,515.5 equity shares of Rs.5 each fully paid up in the Company for every one equity share of Rs.10 each fully paid up held by shareholders of PCPL.

Pending approval of the proposed Scheme, shares to be issued under the proposed Scheme is presented as share suspense account under Share Capital.

Further, upon the proposed Scheme becoming effective, the amalgamated RCOVL would have following five resultant subsidiaries with their own further downstream subsidiaries:

(a) Reliance Communication Infrastructure Limited

(b) Reliance Telecom Limited ("RTL")

(c) FLAG Telecom Group Limited ("Flag")

(d) Reliance Infocomm Infrastructure ("RIIPL")

(e) Campion Properties Limited ("Campion")

3. Entities used for consolidation

The entities considered in the consolidated financial statements are:

Name of the entity

Amalgamating entities:

1. Reliance Infocomm Limited
2. Ambani Enterprises Private Limited
3. Reliance Business Management Private Limited
4. Formax Commercials Private Limited
5. Reliance Communications Technologies Limited
6. Reliance Software Solutions Private Limited
7. Reliance Communications Solutions Private Limited
8. Panther Consultants Private Limited

Resulting subsidiaries and their downstream subsidiaries:

1. Reliance Communication Infrastructure Limited
2. Reliance Communications Rajasthan Limited
3. Reliance Mobile Private Limited
4. Matrix Innovations Private Limited
5. Reliance Telecom Limited
6. Gateway Systems (India) Limited
7. Reliance Communications Investment and Leasing Limited
8. Reliance Infoinvestments Limited
9. Netizen Rajasthan Limited
10. Reliance Infocomm Solutions Limited
11. Netizen Gujarat Limited
12. Reliance Webstores Limited
13. Reliance Gateway Net Limited
14. Reliance Infocom BV
15. Reliance Infocom Inc.
16. Reliance Communications Inc.
17. Reliance Communications International Inc.

18. Reliance Communications Canada Inc.
19. Reliance Netway Inc.
20. Reliance Communications UK Limited
21. Reliance Communications (Hongkong) Limited
22. FLAG Telecom Group Limited
23. FLAG Telecom Belgium Network SA
24. FLAG Pacific Holdings Limited
25. FLAG Telecom Development Limited
26. FLAG Telecom Group Services Limited
27. FLAG Pacific Limited
28. FLAGWEB Limited
29. FLAG Telecom USA Limited
30. FLAG Telecom Network USA Limited
31. FLAG Telecom Development Services Company LLC
32. FLAG Atlantic France SAS
33. FLAG Telecom France Services Eurl
34. FLAG Telecom France Network SAS
35. FLAG Telecom Deutschland GmbH
36. FLAG Telecom Deutschland Network GmbH
37. FLAG Telecom Hellas AE
38. FLAG Telecom Asia Limited
39. FLAG Access India Private Limited
40. FLAG Telecom Ireland Network Limited
41. FLAG Telecom Network Services Limited
42. FLAG Telecom Ireland Limited
43. FLAG Telecom Servizi Italia SpA
44. FLAG Telecom Japan Limited
45. FLAG Telecom Korea Limited
46. FLAG Telecom Singapore Pte. Limited
47. FLAG Telecom Espana SA
48. FLAG Telecom Espana Network SAU
49. FLAG Telecom Taiwan Services Limited

50. FLAG Telecom Taiwan Limited

51. FLAG Telecom Nederland BV

52. FLAG Telecom Nederland Network BV

53. FLAG Atlantic UK Limited

54. FLAG Telecom Limited

55. Seoul Telnet Inc.

56. FLAG Holdings (Taiwan) Limited

57. Netizen Maharashtra Private Limited

58. Netizen Madhya Pradesh Private Limited

59. Netizen West Bengal Private Limited

60. Reliance Communications Maharashtra Private Limited

61. Reliance Communications Himachal Pradesh Private Limited

62. Reliance Communications West Bengal Private Limited

63. Reliance Communications Delhi Private Limited

64. Reliance Communications Tamil Nadu Private Limited

65. Reliance Communications Jammu and Kashmir Private Limited

66. Reliance Communications Haryana Private Limited

67. Karma Commercial Private Limited

68. Gurukul Commercial Private Limited

69. Parikrama Commercial Private Limited

70. Reliance Infosoft Private Limited

71. Synergy Enterpreneur Solutions Limited (SESPL)

72. Reliance Infocomm Infrastrcuture Private Limited

73. Campion Properties Private Limited

Following downstream subsidiaries of RIC were temporarily held for divestment and were actually divested before the end of the financial year and hence not considered for pro forma unaudited consolidated financial statements:

- NIS Sparta Limited
- Paradox Studious Limited
- Reliance Digital World Private Limited
- Reliable Internet Services Limited

4. **Principles and assumptions used for pro forma consolidation and pro forma adjustments**

(a) The pro forma consolidated financial statements have been prepared substantially applying the principles laid in the Accounting Standard (AS) 21 Consolidated Financial Statements issued by the Institute of Chartered Accountants of India as considered appropriate for the purposes of these pro forma consolidated financial statements. However, the pro forma consolidated financial statements does not include disclosures relating to consolidated pro forma cash flow statement (since this is the first year for which consolidated financial statements are prepared) and segment information.

(b) The Demerger Scheme and the proposed Scheme is assumed to be effective from 1 April 2005 and RCOVL had control as on that date over the resultant subsidiaries.

(c) The pro forma unaudited consolidated financial statements is prepared by consolidating in stand alone financial statements of the Company:

- financial statements of RIC and its subsidiaries;
- financial statements of the resultant subsidiaries.

(d) The said consolidation is done on a line by line basis by adding together like items of assets and liabilities as at 31 March 2006 and income and expenses from 1 April 2005 to 31 March 2006 and eliminating intra group transactions.

(e) Following pro forma adjustments are given to give effect to the Demerger Scheme and the proposed Scheme as if it had occurred on 1 April 2005:

- Goodwill arising on amalgamation of Rs.11,570 million is determined as on 1 April 2005, which represents difference between net book value of assets (i.e. assets less liabilities) vested pursuant to the proposed Scheme as on 1 April 2005 and consideration in terms of shares proposed to be issued. Goodwill is determined after making adjustments specified in the proposed Scheme which are listed below:

Cancellation of equity share capital of RIC held by RCIL of Rs.1,013.5 million

Cancellation of preference share capital of RIC held by RCIL of Rs.300 million

Recasting of standalone and consolidated audited financial statements of RIC and RCIL for the year ending 31 March 2005 by Rs.21,650 million and Rs.17,580 million respectively for expenses, write offs and provisions identified by the management [Refer Note 7(I) and (II) below]. This amount is adjusted against profit and loss account balance.

Other consequential adjustments carried out include:

- Conversion of 1,620,000,000 preference shares of RIC of Re.1 each, into 2,877,585,350 equity shares of Re.1 each. The said preference shares were earlier held by RIL as at 1 April 2005, which were converted into equity shares as on July 2005 and subsequently transferred to the Company pursuant to Demerger Scheme. However, the management has assumed the effect of conversion as on 1 April 2005.

- Cancellation of share capital of RIC held by RCTL of Rs.2,205 million by adjusting reserves and surplus of RCTL to give effect for elimination of consolidated financial statements of RIC in consolidated restated financial statements of RCIL.

- Reversal of Rs.716.6 million representing preference share capital of AEPL and PCPL on account of no consideration to be paid against the underlying shares held by shareholders of AEPL and PCPL, the amalgamating companies. This amount is adjusted against general reserve.

(f) The aforesaid pro forma adjustments to give effect to the proposed Scheme are made at book value of assets whereas the proposed Scheme envisages transfer of assets of the amalgamating entities at their respective fair values. The management has not determined the fair values of transferred assets as of 1 April 2005. Had the value of assets been considered on fair value, as per the proposed Scheme the value of goodwill on amalgamation and the carrying value of assets would be different than what is considered in the pro forma unaudited consolidated financial statements.

Accordingly, goodwill of Rs.11,570 million arising on amalgamation at historical cost is adjusted against general reserve and not amortised.

Further, the proposed Scheme also provides for adjustment for provision of business restructuring cost not exceeding Rs.30,000 million against the excess of Net Asset Value transferred to the Company over the face value of equity shares issued and allotted under the proposed Scheme. Pending determination of fair value of assets no adjustments has been made for such costs in the pro forma unaudited consolidated financial statements.

(g) Goodwill arising on consolidation of Rs.30,050 million is determined as on 1 April 2005, of which Rs.27,810 million are adjusted against general reserves.

(h) Depreciation on fixed assets owned by RIIPL is provided on written down value basis as against straight line basis followed by the Company. Had the depreciation policy been consistently applied the cumulative depreciation charge would have been lower by Rs.1,380 million, the goodwill would have been lower by Rs.990 million and profit for the year would have been higher by Rs.390 million.

5. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed as under:

Certificate Dated	**Change of name particulars**
25 July 2005	From "Reliance Infrastructure Developers Private Limited" to "Reliance Infrastructure Developers Limited"
3 August 2005	From "Reliance Infrastructure Developers Limited" to "Reliance Communication Ventures Limited".

6. Details of Project Development Expenditure (included under Capital Work-in-Progress):

	For the year 1 April 2005 to 31 March 2006
	(Rs. in millions)
Opening balance	**3,289.50**
ADD:	

	For the year 1 April 2005 to 31 March 2006
	(Rs. in millions)
Stores, Spares and Consumables	30.30
Payments to and Provisions for Employees	89.20
Rent	215.50
Rates and Taxes	76.80
Repairs	20.10
Travelling Expenses	63.40
Professional Fees	312.10
Power, Water and Electricity	49.70
Network Setup Costs	246.70
General and Administrative Expenses	307.10
Interest on Finance Lease	
Interest:	
Term Loans	1,226.10
Bank Charges	1.90
Amortisation of Discount on Debentures	705.60
Depreciation	71.3
	3,415.80
Less:	
Capitalised/Charged to Profit and Loss Account	2,880.30
Sale of Scrap	12.00
Closing Balance	**3,813.00**

7. Provisions, Exceptional and Non-Recurring Items and Contingent Liabilities

	As at 31 March 2006
	(Rs. in millions)
(I) Provisions	
Disputed claims/Potential Claims against the Company by DOT, MTNL, BSNL for alleged violations relating to routing of calls, establishment of infrastructure, link charges, interconnect usage charges, etc. provided as a matter of conservative accounting principles. (Includes Rs.3,869.4 million in Access Charges and Licence Fees for current year)	**17,455.1**

(II) Exceptional and Non-recurring Items

	As at 31 March 2006
	(Rs. in millions)
On a review of the assets of the Company as at 31 March 2005, the Company has found that certain assets may not be realised in full and/or represent items which should not have been accounted for or in respect of which a provision should have been made for a possible diminution in value and accordingly the Company has written off/made provisions for the following items:	
a. Fixed Assets	**1816.4**
b. Capital Work-in-Progress	**4,623.6**
c. Inventories	**5,382.7**
d. Bad Debts	**972.2**
e. Doubtful Debts	**3,051.5**
f. Loans and Advances	**14,015.8**
g. Others	**292.2**

Provisions referred to in I and II above includes Rs.39,228.8 million which have been adjusted against the opening balance of the reserves in terms of the proposed Scheme as referred in Note 3 above. No amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystallisation of liabilities.

(III) Contingent Liabilities:

a.	Estimated amounts of Contracts remaining to be executed on Capital Account (Net of Advance) and not provided for.	**12,271.20**
b.	Disputed Tax Liabilities in Appeal:	
	Sales Tax/VAT	**420.10**
	Entry Tax/Octroi	**27.30**
	Service Tax	**21.10**
c.	Outstanding Letters of Credit from Banks/Corporate Guarantee/Guarantees given to Banks/Companies against Credit Facilities.	**22,041.40**

8. Finance Lease:

Reliance Telecom Limited and Reliance Communication Infrastructure Limited has acquired assets on Finance Lease, amounting to Rs.151.5 million.

Due	**Total Minimum Lease Payments outstanding**	**Future Interest on Obligation**	**Present Value of Minimum Lease Payments**
		(Rs. in million)	
Within one year	12.90	.30	12.60

Due	Total Minimum Lease Payments outstanding	Future Interest on Obligation	Present Value of Minimum Lease Payments
		(Rs. in million)	
Later than one year and not later than five years	1.00	.10	.90
Later than five years...	.00	.00	.00
Total..	**13.90**	**.40**	**13.50**

9. RCIL is required to provide Rs.964.7 million as Debenture Redemption Reserve(DRR) upto 31 March 2006 as per Section 117C of Companies Act, 1956. However the Company has provided Rs.NIL being amount equivalent to profit after tax for the year and balance DRR shall be created out of profits if any in the future year.

10. SESPL has filed a petition for merger with itself of its 100 per cent. subsidiaries Smart Infocomm Solutions Private Limited (SISPL), Assam Network Private Limited (ANPL) and Rajasthan Network Private Limited (RNPL) before the honourable High Court of respective jurisdiction. The Honourable High Court at Mumbai has approved merger of SISPL with SESPL vide order dated 31 March 2006. Final order for merger of ANPL and RNPL with SESPL are awaited.

11. RCIL has been providing for depreciation on Duct and Optical Fibre Network @10.34 per cent. In the current year, the RCIL has reassessed the useful life of these assets and provided depreciation on a useful life of 20 years. This change has the effect of decreasing depreciation charge for the period April to March 2006 by Rs.1,959.1 million and decreasing the loss for the year by the like amount.

RTL has been providing depreciation on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956. During the year, RTL has changed the method of providing depreciation on Network and Plant and Machinery Equipment from straight line method to written down vale method. The shortfall in depreciation of Rs.1251.9 million in respect of previous years due to this change in method has been charged to the profit and loss account in the standalone financial statements of RTL. This change in the method of providing depreciation has the net effect of increasing the depreciation charge for the year by Rs.1,381.3 million and reducting the profit for the year by the like amount in the standalone financial statements. This change is not considered in the pro forma consolidated financial statements so as to be consistent with the group policy of providing depreciation on straight line basis.

12. RIC, RCIL and RTL being in the business of Telecommunication Services, Broadband Network and Internet Services are eligible for deduction u/s 80-IA (Tax Holiday) of Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, same is not recognised in books of accounts as at 31 March 2006 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard (AS-22) issued by The Institute of Chartered Accountants of India.

As a matter of prudence, none of the Companies has recognised Deferred Tax Asset in Accounts, which mainly consists of carried forward losses, amortisation of license fees and depreciation.

13. **Particulars of Derivative Instruments**

Particulars of Derivative Instruments acquired for hedging	**No. of Instruments**	**Value**	
		(US $ million)	*(Rs. in million)*
Principal Only Swap	26	240.00	10,550
Currency Swaps	12	124.00	5,480
Interest Rate Swap-FC	26	680.50	30,360
Interest Rate Swap-INR	35		10,250
Options	17	236.00	10,530
Structured Derivatives	9	354.38	15,810

No derivative instruments are acquired for speculation purpose.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are (Rs.49,770 million) $1,116 million.

In respect of Foreign exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/losses are recognised on the settlement day or the reporting day whichever is earlier at the rate prevailing in the respective day. However, in the case of principal portion, gain is recognised only on settlement day.

14. Net expense on sale of handset and accessories of Rs.52.5 million is included as part of selling and distribution expenses (refer Schedule M) and revenues from sale and cost of sale are not seperately reflected on the income and expense side respectively of the profit and loss account. The said treatment is adopted as the loss from handset operations is essentially in the nature of costs incurred to acquire new customers and the activity is incidental to the main activity of sale of airtime.

15. Related Party Disclosures

Related party disclosures are made based on stand alone financial statements of the Company and considering related party relationship existing after giving effect to the Demerger Scheme and the proposed Scheme from 1 April 2005.

(i) Following are the names of related parties and description of relationship

Name of the party		**Relationship**
Mr. Anil D. Ambani	w.e.f. 25 July 2005 upto 11 August 2005 w.e.f. 7 February 2006	Person having control at anytime during the year
Refer Note 3 above for list of entities where control exists		Amalgamating entities, resulting subsidiaries including their downstream subsidiaries
Shri Hasit Shukla	w.e.f. 8 February 2006	Key Managerial Personnel

(j) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Transaction during the period	Balance outstanding as on 31 March 2006
		(Rs. in million)	*(Rs. in million)*
Contribution to equity share capital	Mr. Anil D. Ambani	0.40	—
Key management personnel	Mr. Hasit Shukla	0.44	—

16. Components of deferred tax as at 31 March 2006

Particulars	As at 31 March 2006
	(Rs. in million)
Deferred Tax Liability	
On account of timing difference of depreciation/finance lease	16.00

17. Earnings per share

Particulars	Year ended 31 March 2006
	(Rs. in million except per share data)
Basic and diluted earnings per share (Rs.)	2.17
Net Profit attributable to equity shareholder's	4,432.90
Weighted average number of equity shares	1,223,130,422
Weighted average number of equity shares to be issued pursuant to the proposed Scheme	821,484,568
Total number of equity shares considered for earnings per share	2,044,614,990
Nominal value per Equity Share (Rs.)	5

18. The group Company is required to provide Rs.964.7 million as Debenture Redemption Reserve ("DRR") upto 31 March 2006 as per section 117C of the Companies Act, 1956. However the group company has provided Rs.Nil being amount equivalent to profit after tax for the year and balance DRR shall be created out of profits, if any in the future years.

19. The group Companies hitherto amortise preliminary expenses over a period of five years. Effective from 1 April 2005 the above expenses are charged off as and when incurred.

20. There are no amounts payable to investor's education and protection fund.

21. The pro forma unaudited consolidated financial statements are prepared for the first time by the Company and hence there are no previous period comparatives.

Auditors' Report
to the Members of Reliance Infocomm Limited

We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31 March 2006, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the "Order") issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31 March 2006, we report that none of the director of the Company is disqualified as on 31 March 2006 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India:

      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31 March 2006;

      (ii) in so far as it relates to the Profit and Loss Account, of the loss for the year ended on that date; and

(iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai
Dated:

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31 March 2006

1. In respect of its fixed assets:

    (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

    (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets, no material discrepancies were noticed on such verification.

    (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

    (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

    (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

    (c) The Company has maintained proper records of inventories. As explained to us, discrepancies noticed on physical verification of inventory have been fully provided for in the accounts.

3.

    (a) The Company has granted unsecured loan to one company covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs.9,604.5 million and the year end balance of loans granted was Rs.9,604.5 million.

    (b) In our opinion the rate of interest and the other terms and conditions on which loan have been granted to company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

    (c) The principal amount and the interest amount has not fallen due in this year.

    (d) As informed to us, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of Clause (v) of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of Cost Records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:

(a) According to the records of the Company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2006 for a period of more than six months from the date they became payable.

(b) According to the information and explanation given to us, there are no dues of income tax, custom duty, wealth tax and cess which have not been deposited on account of any dispute expect disputed sales tax, Entry tax and excise duty dues for Rs.292.2 million, Rs.19.6 million and Rs.20.8 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under.

Sr. No.	Nature of Demand	State	Amount of Dispute	Period to which the amt. relates	Forum where dispute is pending
			(Rs. in millions)		
1	Sales Tax............	Haryana	41.3	2003-04	High Court
		Uttar Pradesh	50.6	2003-04	Appellate Joint Commissiner
		Uttar Pradesh	95.7	2004-05	Appellate Joint Commissiner
		Uttar Pradesh	33.3	2005-06	Appellate Joint Commissiner
		Rajasthan	31.0	2004-05	Appellate Sales Tax Officers
		Orissa	40.3	2002-03	Tribunal
			292		
2	Special Entry Tax	Karnataka	19.6	2004-05	Karnataka High Court Authority
			19.6		
3	Excise duty..........	Maharastra	20.8	2005-06	Appellate Tribunal

10. The Company has incurred cash losses during the year and its accumulated losses at the end of the financial year is not more than 50 per cent. of its net worth. The Company had not incurred any cash losses during the previous year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

15. The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interests of the company.

16. To the best of our knowledge and belief and according to the information and explanation given to us, term loans availed by the Company were prima-facie applied for the purposes for which they were obtained other than temporary deployment pending application.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. No debentures have been issued by the Company and as such creation of security in favour of debenture holders is not applicable.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai

Dated: 30 April 2006

Auditors' Report
to the Members of Reliance Infocomm Limited

We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31 March 2005, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the "Order"), issued by the Central Government of India in terms of Section 227(4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31 March 2005, we report that none of the director of the Company is disqualified as on 31 March 2005 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India;

      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31 March 2005;

      (ii) in so far as it relates to the Profit and Loss Account, of the profit for the year ended on that date; and

(iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18 June 2005

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31 March 2005

1. In respect of its fixed assets:

   (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

   (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets, no material discrepancies were noticed on such verification.

   (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

   (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

   (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

3.

   (a) As informed to us, the Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

   (b) As informed to us, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed on major weaknesses in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of Clause (V) of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of Cost Records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:

   (a) According to the records of the company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2005 for a period of more than six months from the date they became payable.

   (b) According to the information and explanation given to us, there are no dues of income tax, custom duty, wealth tax and cess which have not been deposited on account of any dispute except disputed sales tax, Entry tax and excise duty dues for Rs.215.3 million, Rs.19.5 million and Rs.36.7 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under:

Sr. No.	**Name of the Statute**	**Nature of the Dues**	**Amount of Dispute (Net)**	**Period to which the amounts relates**	**Forum where dispute is pending**
			(Rs. in millions)		
1.	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	47.8	2002-03	Additional Commissioner Appellant Authorities
			50.6	2003-04	Supreme Court
			41.3	2003-04	Punjab and Haryana High Court
			75.6	2004-05	Supreme Court
2.	Special Entry Tax act of Karnataka State	Entry Tax	19.5	2004-05	High Court
3.	Central Excise Act	Excise duty	36.7	2004-05	Order recd on 31 March 2005 Appeal pending to be filed.

10. The Company has accumulated losses as at 31 March 2005, but it has not incurred cash loss either during the financial year ended on that date or in the immediately preceding financial year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

15. The company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima-facie prejudicial to the interests of the Company.

16. To the best of our knowledge and belief and according to the information and explanation given to us, term loans availed by the Company were prima-facie applied for the purposes for which they were obtained other than temporary deployment pending application.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has made preferential allotment of preference shares to companies covered in the register maintained under Section 301 of the Act, during the year. In our opinion and according to the information and explanation given to us, the price at which such shares have been issued is not prejudicial to the interest of the company.

19. No debentures have been issued by the Company and as such creation of security in favour of debenture holders is not applicable.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18 June 2005

Auditors' Report
to the Members of Reliance Infocomm Limited

1. We have audited the attached Balance Sheet of Reliance Infocomm Limited ("the Company") as at 31 March 2004, the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting to the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act;

   (e) On the basis of written representations received from the directors, as on 31 March 2004, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on 31 March 2004 from being appointed as a director in terms of Section 274(l)(g) of the Act;

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements read together with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India;

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2004;

      (ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date; and

(iii) in the case of Cash Flow Statement, of the cash flows of the company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Place: Mumbai
Dated: 28 April 2004

Annexure referred to in paragraph 4 of Auditors' Report of even date to the members of Reliance Infocomm Limited on the accounts for the year ended 31 March 2004

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanation given to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.

2. During the year, the Company has not disposed off the substantial part of its fixed assets.

3. The inventory has been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.

4. The procedure of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the company and the nature of its business.

5. The Company has maintained proper records of inventory. As explained to us there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

6. As per the information and explanations given to us the Company has neither granted nor taken loans, secured or unsecured, to/from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act 1956. Therefore, Clause 4(iii) of the Companies (Auditor's Report) Order 2003 is not applicable to the Company.

7. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

8. According to the information and explanations given to us, we are of the opinion that there are no transactions, exceeding Rs.0.5 million in respect of any party during the financial year which needs to be entered in the register pursuant to the Section 301 of the Companies Act 1956.

9. The Company has not accepted any deposits under the provisions of Section 58A and 58AA of the Companies Act 1956 and the rules framed there under.

10. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

11. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts end records have been made and maintained. We have not, however, made a detailed examination of the same.

12. According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2004 for a period of more than six months from the date they became payable.

13. According to the information and explanations given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute, except disputed sales tax for Rs.53.3 million that have not been deposited on account if matters pending before appropriate authorities as under

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			(Rs. in millions)		
1	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	53.3	A.Y. 2003-04	First Appellate Authority

14. In our opinion, the accumulated losses are not more than fifty per cent. of its net worth. The company has not incurred cash losses during the financial year covered by our audit. The period under review, being the first year of commercial activities of the Company, the question of cash losses in immediately preceding financial year does not arise.

15. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of its dues to any financial institutions or banks or to debenture holders during the year.

16. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.

17. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the company.

18. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

19. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

20. In our opinion, the term loans have been applied for the purpose for which they were raised.

21. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment. However long term funds from various sources to the tune of Rs.8,026.5 million have been utilised for granting advances for short term purposes to various parties.

22. According to the information and explanations given to us, the Company has made preferential allotment of equity and preference shares to companies covered in the register maintained under Section 301 of the Companies Act 1956. In our opinion, the price at which shares have been issued is not prejudicial to the interest of the Company.

23. No debenture has been issued by the Company and as such creation of security in favour of debenture holders are not applicable.

24. The Company has not raised any money by public issue during the year.

25. As per the informations and explanations given to us and on the basis of examination of records, no material fraud on or by the company was noticed or reported during the year.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Place: Mumbai

Dated: 28 April 2004

Reliance Infocomm Limited
Balance Sheet as at 31 March 2006-2005-2004

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)		
Sources of Funds				
Shareholders' Fund				
Share Capital	A	7,341.00	6,083.50	5,975.90
Reserves and Surplus	B	105,490.10	106,747.60	110,997.50
		112,831.10	**112,831.10**	**116,973.40**
Share Application Money		**31,000.00**		
Loan Funds				
Secured Loans	C	56,238.20	63,518.10	24,423.60
Unsecured Loans	D	23,297.90	7,693.90	—
		79,536.10	**71,212.00**	**24,423.60**
Total		**223,367.20**	**184,043.10**	**141,397.00**
Application of Funds				
Fixed Assets	E			
Gross Block		164,154.10	141,089.90	111,826.30
Less: Depreciation		27,008.00	14,951.50	5,513.00
Less: Impairment		1,082.60		
Net Block		136,063.50	126,138.40	106,313.30
Capital Work-in-Progress		21,184.00	24,891.90	12,258.60
		157,247.50	**151,030.30**	**118,571.90**
Investments	F	**157.80**	**109.20**	**101.90**
Current Assets, Loans and Advances				
Current Assets	G			
Inventories		659.70	525.00	280.50
Debtors		6,784.80	9,551.80	8,378.60
Cash and Bank Balances		193.20	761.20	173.60
Other Current Assets		1,445.50	—	0.00
		9,083.20	10,838.00	8,832.70
Loans and Advances	H	85,911.60	39,468.40	37,389.90
		94,994.80	**50,306.40**	**46,222.60**
Less: Current Liabilities and Provisions	I			
Current Liabilities		31,749.50	20,537.00	27,290.70
Provisions		18,861.00	284.50	145.30
		50,610.50	**20,821.50**	**27,436.00**
Net Current Assets		**44,384.30**	**29,484.90**	**18,786.60**

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)		
Miscellaneous Expenditure				
(To the extent not written off or adjusted)...			25.40	33.60
Profit and Loss Account............................		21,577.60	3,393.30	3,903.00
Total..		223,367.20	184,043.10	141,397.00
Significant Accounting Policies.................	**O**			
Notes on Accounts.....................................	**P**			

Reliance Infocomm Limited

Profit and Loss Account for the year ended 31 March 2006-2005-2004

	Schedule	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)		
Income:				
Revenue		93,040.20	57,688.90	28,804.60
Less: Service Tax		6,941.00	3,818.90	1,735.00
		86,099.20	**53,870.00**	**27,069.60**
Other Income	J	3.30	—	—
		86,102.50	**53,870.00**	**27,069.60**
Expenditure				
Access Charges and License Fees and Network Expenses	K	47,345.90	29,923.80	15,749.50
Payments to and Provisions for Employees	L	5,644.10	4,230.80	2,300.60
Sales and General Administration Expenses	M	14,199.00	7,945.20	3,058.80
		67,189.00	**42,099.80**	**21,108.90**
Operating Profit before Bad Debts, Interest, Depreciation and Amortisation		**18,913.50**	**11,770.20**	**5,960.70**
Less: Net Provision for Bad Debts		736.90	2,357.50	4,362.60
Operating Profit before Interest, Depreciation and Amortisation		**18,176.60**	**9,412.70**	**1,598.10**
Less: Interest	N	1,513.00	(587.60)	—
Operating Profit before Depreciation and Amortisation		**16,663.60**	**10,000.30**	**1,598.10**
Less: Depreciation and Amortisation		12,062.30	9,438.80	5,493.70
Profit/(Loss) after Depreciation and Amortisation		**4,601.30**	**561.50**	**(3,895.60)**
Less: Miscellaneous Expenditure written-off		25.40	8.20	7.50
Operating Profit before Exceptional and non recurring items		**4,575.90**	**553.30**	**(3,903.10)**
Less: Exceptional and Non-recurring Items				
— Provision For Disputed Claims (Including Rs.13,237.20 million related to Prior Period) (Refer to Schedule P — Note 4.i)		13,585.70	—	—
— Impairment of Capital Assets (Refer to Schedule P — Note 4.ii)		1,082.60	—	—

	Schedule	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)		
— Provision for Diminution in the value of Capital Work-in-Progress (Refer to Schedule P — Note 4.ii)		3,574.30	—	—
— Bad Debts Written off (Refer to Schedule P — Note 4.ii.)		972.20	—	—
— Provision for Doubtful Debts (Refer to Schedule P — Note 4.ii.)		3,051.50		
— Provision for Loans and Advances P — Ref Sch P Note 4(ii)		54.30	—	—
— Others (Refer to Schedule P- Note 4.ii)		292.20		
		22,612.80	—	—
Profit/(Loss) before tax		**(18,036.90)**	**553.30**	**(3,903.10)**
Provision For Fringe Benefit Tax		147.40		—
Provision for Current Taxation			43.60	—
Profit/(Loss) for the year		**(18,184.30)**	**509.70**	**(3,903.10)**
Less: Balance Brought Forward from last year		(3,393.30)	(3,903.00)	0.10
Balance carried to Balance Sheet		**(21,577.60)**	**(3,393.30)**	**(3,903.00)**
Significant Accounting Policies	**O**			
Notes on Accounts	**P**			
Basic and Diluted Earnings per Share of Re. 1 each (Refer Note 15; Schedule P) — Basic and Diluted (in Rupees)		(2.96)	0.08	(1.05)

Reliance Infocomm Limited

Cash Flow Statement Annexed to the Balance Sheet

For the year ended 31 March 2005

	2005-06	2004-05	2003-04
		(Rs. in millions)	
A: Cash Flow from Operating Activities:			
Net Profit/(Loss) before tax as per Profit and Loss Account	**(18,036.90)**	**553.20**	**(3,903.10)**
Adjusted for:			
Miscellaneous expenses written off	25.30	8.20	7.50
Provision for Doubtful Debts	736.90	2,357.50	4,362.60
Amortisation of Intangibles and Depreciation	12,062.20	9,438.79	5,493.70
Effect of Exchange Rate loss/(gain)	316.70	(127.51)	110.50
Profit on Sale of Assets	(1.20)		—
Loss on Sale of Assets	1.90	0.20	0.90
Interest Expenses	2,967.30	1,285.50	—
Interest Income	(1,454.29)	(1,873.10)	—
Exceptional and Non Recurring items			
— Provision For Disputed Claims	13,585.70	—	—
— Impairment of Capital Assets	1,082.60	—	—
— Provision for Diminution in the value of Capital	—	—	—
Work-in-Progress	3,574.30	—	—
— Bad Debts Written off	972.20	—	—
— Provision for Doubtful Debts	3,051.50	—	—
— Provision for Loans and Advances	54.30	—	—
— Others	292.20		
	37,267.70	**11,089.58**	**9,975.20**
Operating Profit before Working Capital Changes	**19,230.80**	**11,642.78**	**6,072.10**
Adjusted for:			
Receivables and other Advances	(20,852.30)	12,749.40	(27,027.70)
Inventories	(134.70)	(244.50)	(280.50)
Trade Payables	15,013.30	(12,333.99)	21,764.70
	(5,973.70)	**170.91**	**(5,543.50)**
Cash Generated from Operations	**13,257.00**	**11,813.68**	**528.60**
Tax deducted at source	(631.90)	(161.90)	(42.70)
Net Cash from Operating Activities	**12,625.20**	**11,651.78**	**485.90**
B: Cash Flow from Investing Activities:			

	2005-06	2004-05	2003-04
		(Rs. in millions)	
Purchase of Fixed Assets	(19,183.40)	(35,612.12)	(94,528.96)
Sale of Fixed Assets	20.70	1.02	2.50
Refund of Interest on License Fees, paid in earlier years	(48.60)	—	15.70
Purchase of Investments	—	(7.76)	(22.10)
Sale of Investments		0.50	
Movement in Loans to Subsidiary Companies	(28,729.90)	(18,069.10)	—
Interest Income	1,454.30	1,873.10	
Net Cash Used in Investing Activities	**(46,486.90)**	**(51,814.36)**	**(94,532.80)**
C: Cash Flow from Financing Activities:			
Proceeds from Issue of Equity Share Capital (Including Premium)	—	—	1,565.00
Proceeds from Share Application Money	31,000.00		77,736.70
Proceeds from Issue of Preference Share Capital (Including Premium)	—	7,400.00	—
Redemption of Preference Shares (Including Premium)	—	(11,542.20)	24,476.60
Proceeds from Secured Term Loans	5,812.47	48,727.50	—
Repayment of Secured Term Loans	(14,254.80)	(9,000.00)	—
Proceeds from Unsecured Term Loans	21,017.30	7,749.07	—
Repayment of Unsecured Term Loans	(5,610.50)	—	(9,623.10)
Interest Paid	(4,670.70)	(2,584.20)	—
Net Cash Used in Financing Activities	**33,293.70**	**40,750.18**	**94,155.20**
Net Increase/(Decrease) in Cash and Cash Equivalents	**(568.00)**	**587.60**	**108.33**
Opening Balance of Cash and Cash Equivalents	**761.20**	**173.60**	**65.30**
Closing Balance of Cash and Cash Equivalents	**193.20**	**761.20**	**173.60**

		As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
			(Rs. in millions)	
Schedule A				
Share Capital				
Authorised Capital				
Equity				
10,000,000,000	Equity Shares of Re 1 each................	**10,000.00**	**10,000.00**	**10,000.00**
Preference				
5,000,000,000	Preference Shares of Re 1 each	**5,000.00**	**5,000.00**	**5,000.00**
		15,000.00	**15,000.00**	**15,000.00**
Issued, Subscribed and Paid up				
Equity				
7,041,049,150	Equity Shares of Re 1 each fully paid up in 2005-2006	**7,041.00**	**4,163.50**	**4,163.50**
4,163,463,800	Equity Shares of Re 1 each fully paid up in 2004-2005 and 2003-2004			
Preference				
Preference Shares of Re 1 each fully paid up				
(i) 81,683,971..........................	8% Cumulative Non-Convertible Redeemable Preference Shares — (Series-I)	—	—	81.70
(ii) 400,000,000........................	10% Cumulative Convertible/Redeemable Preference Shares — (Series-II)	—	400.00	400.00
(iii) 100,000,000........................	9% Cumulative Redeemable Preference Shares — (Series-III)		—	100.00
(iv) 700,000,000........................	10% Cumulative Convertible/Redeemable Preference Shares — (Series–II)	—	700.00	700.00
(v) 200,000,000........................	10% Cumulative Convertible/Redeemable Preference Shares — (Series–IV)	—	200.00	200.00
(vi) 320,000,000........................	10% Cumulative Convertible/Redeemable Preference Shares — (Series–V)	—	320.00	320.00
(vii) 10,700,000..........................	9% Cumulative Redeemable Preference Shares — (Series–VI)	—	—	10.70
(viii) 300,000,000........................	9% Cumulative Redeemable Preference Shares — (Series-VIII)	300.00	300.00	—
		7,341.00	**6,083.50**	**5,975.90**

Notes:

(7) 220,50,00,000 Equity Shares are held by Reliance Communications Technologies Limited, the Holding Company. The said Company ceased to be the Holding Company of Reliance Infocomm Limited with effect from 23 July 2005.

(8) Series II, IV and V Preference Share holders have an option to convert the Preference Shares into Equity Shares at any time before redemption. (Series II referred to in (ii) above are redeemable on 8 December 2012 at Rs.102 each, Series II referred to in (ii) above, Series IV and series V redeemable on 22 May 2013 at Rs.102 each). Pursuant to the approval of the shareholders, the aforesaid preference shares have been converted into 2,877,585,350 Equity shares of a face value of Rs.1 Each fully paid up at a premium of Rs.31 each on 23 July 2005. Consequent to aforesaid conversion, the paid up equity share capital of the company is 7,041,049,150 equity shares of a face value of Rs.1 each fully paid up. Upon such conversion, the cumulative convertible/redeemable preference share holders have ceased to exist and all rights, interest, benefits and entitlements including devidend have extinguished.

(9) Series VIII Preference Shares have a put/call option available every year from the sixth year of the date of allotment and are redeemable on 21 June 2017, at Rs.21 per share. The redemption amount payable on exercise of such call/put option is as under:

Date of Redemption/Maturity Date:	**Amount payable per Share**
	in Rupees
21 December 2010	12.71
21 December 2011	13.73
21 December 2012	14.83
21 December 2013	16.02
21 December 2014	17.30
21 December 2015	18.69
21 December 2016	20.19
21 June 2017 (Maturity date)	21.00

	As at 31 March 2006	**As at 31 March 2005**	**As at 31 March 2004**
		(Rs. in millions)	
Schedule B			
Reserves and Surplus			
Securities Premium	95,580.40	108,578.80	16,879.70

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
As per last Balance Sheet			
Add: On issue of Equity Shares	—	—	9,313.50
Add: On issue of Preference Shares	—	7,000.00	84,804.30
	95,580.40	**115,578.80**	**110,997.50**
Less: Transferred to Securities Premium — Reserve for Premium payable on Redemption of Preference Shares. ..	9,513.20	19,998.50	2,418.70
	105,093.60	**95,580.30**	**108,578.82**
Securities Premium — Reserve for premium payable on redemption of Preference Shares			
As per last Balance Sheet	11,167.33	2,418.70	—
Add: Transferred from Securities Premium Account	(9,513.25)	19,998.50	2,418.70
Less: Premium paid on Preference Shares redeemed during the year	(1,257.59)	11,249.80	—
	396.49	**11,167.30**	**2,418.70**
	105,490.10	**106,747.60**	**110,997.50**

	As at 31 March 2005	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule C			
Secured Loans			
Term Loans from Financial Institutions			
— Rupee Loans		1,000.00	2,000.00
— Foreign Currency Loans	20,983.20	7,594.60	1,923.60
(Amount repayable within one year 2,098.70 million)	**20,983.20**	**8,594.60**	**3,923.60**
Term Loans from Banks			
— Rupee Loans	35,255.00	41,800.00	20,500.00
		13,123.50	—
	35,255.00	**54,923.50**	**20,500.00**
	56,238.20	**63,518.10**	**24,423.60**

The Company has secured/agreed to secure Term Loans referred to above, *inter alia*, by way of first *pari passu* mortgage/charge/assignment in favour of the Security Trustee for the benefit of Financial Institutions and Banks, on its immovable, movable and intangible assets/properties (but excluding goodwill and brand name) including Intellectual property Rights, all revenues, accounts and receivables both present and future and assignment of rights under specified Project Documents and the Telecom Licence Agreements.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule D			
Unsecured Loans			
Short Term			
From Banks			
Rupee Loans	4,450.00	5,000.00	—
Foreign Currency Loans — Buyers' Credit	5,463.40	2,693.90	—
Long Term			
— Foreign Currency Loans	13,384.50	—	—
	23,297.90	**7,693.90**	—

Description	Net Block 31 March 2006	31 March 2005	31 March 2004
		(Rs. in millions)	
Schedule E			
Fixed Assets			
Own Assets:			
Leasehold Land	1.20	1.30	0.70
Freehold Land	305.20	305.00	253.80
Buildings	72.70	74.00	75.20
Plant and Machinery	78,267.80	65,167.90	53,764.30
Furniture and Fixture	54.80	51.00	46.00
Vehicles	76.10	83.00	77.70
Sub total	**78,777.80**	**65,682.20**	**54,217.70**
Leased Assets:			
Plant and Machinery	110.50	128.90	147.30
Sub total	**110.50**	**128.90**	**147.30**
Intangible Assets:			
Indefeasable Right of Connectivity	38,025.60	39,918.60	30,300.70
Entry Fees for Telecom Licence	19,149.60	20,408.80	21,647.60
Sub total	**57,175.20**	**60,327.40**	**51,948.30**
Total	**136,063.50**	**126,138.50**	**106,313.30**
Provision for Diminution in the value Capital Work-in-Progress	24,758.30	24,891.40	12,258.60

Description	31 March 2006	31 March 2005	31 March 2004
	Net Block		
		(Rs. in millions)	
of capital Work in Progress	3,574.30	—	—
Capital Work-in-Progress	**21,184.00**	**24,891.40**	**12,258.60**

Notes:

(a) Additions to Fixed Assets is net Rs.811.7 million, 1,514.9 million and 1,200.7 million in 2005-2006, 2004-2005 and 2003-2004 respectively on account of foreign exchange gain during the years.

Reliance Infocomm Limited

Schedules forming part of Balance Sheet

(b) Capital Work-in-Progress includes:

	2005-2006	**2004-2005**	**2003-2004**
Advance against Capital Expenditure	7,497.8	7,300.80	7,712.50
Project Development Expenditure	2,705.4	2,525.20	766.90
Foreign Exchange Gain	108.1	213.10	74.70
Material at site	1,044.3	631.30	—

(c) Freehold land includes Rs.55,808 acquired from Karnataka Industrial Areas Development Board (A Govt. of Karnataka Undertaking). As per the agreement the ownership of the same will be transferred in March 2008.

(d) Balance useful life of Intengible Asset is 16 Years as on 31 March 2006.

	As at 31 March 2006	**As at 31 March 2005**	**As at 31 March 2004**
		(Rs. in millions)	
Schedule F			
Investments			
Long Term Investments			
Government and other securities			
Unquoted			
6 years National Savings Certificate (Lodged with Sales Tax Department)	0.10	0.10	—
5½ years Kisan Vikas Patra (Lodged with Chennai Metropolitan Development Authority)	0.01	0.01	—
Trade Investments			
In Equity Shares of Wholly Owned Subsidiary Companies			
Unquoted, fully paid up	79.80	79.80	79.80

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
687,066 Gateway Systems (India) Limited of Rs.10 each			
50,000 Reliance Gateway Net Limited of Rs.10 each	0.50	0.50	0.50
2,100,000 Reliance Infoinvestments Limited of Rs.10 each	21.00	21.00	21.00
50,000 Reliance Infocomm Solutions Limited of Rs.10 each	0.50	0.50	0.50
50,000 Netizen Gujarat Limited of Rs.10 each	0.50	0.50	0.10
10,000 Netizen Gujarat Limited of Rs.10 each in 2003–2004			
50,000 Reliance Webstore Limited of Rs.10 each	0.50	0.50	—
In Equity Shares of Subsidiary Company			
Unquoted, fully paid up			
1,112 Reliance Infocomm BV of euro 100 each	6.30	6.30	—
In Equity Shares of Private Limited Company			
Unquoted, fully paid up			
65,025,000 Warf Telecom International Pvt Ltd.	48.60		
	157.80	**109.20**	**101.90**

Reliance Infocomm Limited **Schedules forming part of Balance Sheet**	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule G			
Current Assets			
Inventories:			
Stores and Spares	**659.70**	**525.00**	**280.45**
Sundry Debtors (Unsecured)			
Over six months			
Considered good	174.90	1,243.40	3.50
Considered doubtful	3,531.80	5,218.50	3,753.50
	3,706.70	6,461.90	3,757.00
Less: Provision for doubtful debts	(3,531.80)	(5,218.50)	3,753.50
	174.90	**1,243.40**	**3.50**
Others			
Considered good	6,609.90	8,308.40	8,375.10
Considered doubtful	588.50	—	958.10

Reliance Infocomm Limited Schedules forming part of Balance Sheet	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
	7,198.40	8,308.40	9,333.20
Less: Provision for doubtful debts	588.50	—	958.10
	6,609.90	8,308.40	8,375.10
Total	**6,784.80**	**9,551.80**	**8,378.60**
Debts due from subsidiaries			
2005-06 — Rupees 1,688.0 million, 2004 - 05 — Rupees 1,201.39 and 1.7 million in 2003-2004			
Cash and Bank Balances:			
Cash on hand	0.00	0.30	0.20
Balance with Banks			
In Current Accounts with Scheduled Banks	175.50	49.30	173.30
In Export Earnings in Foreign Currency Accounts with Scheduled Banks	17.60	390.20	—
Fixed Deposits with Banks			
Fixed Deposits in Rupees with Scheduled Banks in India [Includes Rupees 0.07 million the receipt of which is deposited with Sales Tax Department]	0.10	0.10	0.10
Fixed Deposits in foreign currency with the overseas Branch of a Scheduled Bank	—	321.28	—
	193.20	**761.20**	**173.60**
Other Current Assets:			
Interest Accrued on Investments	1,445.50	0.00	0.00
	9,083.20	**10,838.00**	**8,832.70**

Reliance Infocomm Limited Schedules forming part of Balance Sheet	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule H			
Loans and Advances			
Unsecured — (Considered good)			
Loans to Wholly Owned Subsidiary Companies	56,499.80	27,769.90	9,700.80
Advances recoverable in cash or in kind or for value to be received#	19,747.40	6,016.30	25,623.60
Less Provision For Doubtful Debts	54.30	—	—
	19,693.10	33,786.20	35,324.40
Deposits (Refer Schedule P Note 4(ii) for deposits of	9,707.80	5,665.10	1,059.30

Reliance Infocomm Limited Schedules forming part of Balance Sheet	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Rs.8,294.70 million (Previous Year Rs.4,179.20 millions)			
Balance with Customs, Central Excise Authorities, etc	10.90	17.10	1,006.20
	85,911.60	**39,468.40**	**37,389.90**

\# Advances include:

(i) 2005-2006 Rs.13,255 million (2004-2005 Rs.3,896.3 million, 2003-2004 Rs.462.7 million) recoverable from Reliance Communications Infrastructure Limited, a company under the same management. Maximum amount outstanding at any time during the year was 13,255 million (2004-2005 Rs.5,767.2 million, 2003-2004 Rs.866.1 million).

Reliance Infocomm Limited Schedules forming part of Balance Sheet	As at 31 March 2005	As at 31 March 2004	As at 31 March 2006
		(Rs. in millions)	
Schedule I			
Current Liabilities and Provisions			
Current Liabilities			
Sundry Creditors			
— Small Scale Industries*	48.30	44.10	8.40
— Others**	21,707.50	12,543.20	7,301.40
Subsidiary Companies	1,671.10	1,775.20	—
Liability for Leased Assets	121.90	134.60	145.60
Interest Accrued but not due on Secured and Unsecured Loans	317.60	399.90	76.80
Unearned Income	4,607.40	2,159.30	—
Other Liabilities	3,275.70	3,480.70	19,758.50
	31,749.50	**20,536.99**	**27,290.70**
Provisions			
Provision for Disputed claims	18,159.90		
Provision for Wealth Tax	1.30	1.40	0.80
Provision for Income Tax	43.60	43.60	—
Provision for Fringe Benefit Tax	147.40		
Provision for Retirement Benefits	508.80	239.50	144.50
	18,861.00	**284.50**	**145.30**
Total	**50,610.50**	**20,821.50**	**27,436.00**

Notes:

* Small Scale Industrial Undertakings, to whom amounts are due, have been determined based on information available with the Company and are as follows: Selvon Industries, Gupta Electric and Machinery Stores, KB Power Care Pvt. Ltd., Polycab Wires Pvt. Ltd., Puneet Electrical Pvt. Ltd, Garg Fasteners, Veekay Connectors Pvt. Ltd., G Petromers Industries, Bhagyashree Industries, D'cons, Polycab Wires Pvt. Ltd., Surge Technology Control India Pvt Ltd., sangir Plastics Pvt. Ltd., Deepak Galvanising And Engineering Industries, Chetak Electrical Works, Anand Udyog, Ana Print O Graphix Pvt Ltd, Mahalaxmi Vidyut Udyog, Sangat Printers Pvt. Ltd, M/s Precision Plastics industries, Nector Prints Pvt. Ltd, Kylas Fabricators, Whirl Plast Pvt. Ltd., Studio Digital Prints Pvt. Ltd., Finecab Wires and Cables Pvt. Ltd.

The outstandings are within the period of agreed terms.

** Includes for capital expenditure (2005-2006 Rs.10,351 million, 2004-2005-Rs.9,557.7 million, 2003-2004 Rs.3,999.8 million).

Reliance Infocomm Limited
Schedules forming part of the Profit and Loss Account

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
Schedule J			
Other Income			
Interest Received	1.20		
Profit on Sale of Assets [Rupees 18,150 (Previous Year Nil)]	2.10		—
Miscellaneous Income	**3.30**	—	—

	For the year 2005-2006	For the year 2004-2005	For the year 2003-04
		(Rs. in millions)	
Schedule K			
Access Charges and License Fees and Network Expenses			
Access charges	27,877.40	20,596.30	11,378.40
Provision for Disputed Access Deficit Charges on Fixed Access Wireless Service (Refer to Sch P-Note 4 iii)	3,869.40	—	—
Rent, Rates and Taxes	2,692.50	2,045.20	867.10
Network Repairs and Maintenance	1,983.40	1,156.90	450.00
License fees	6,772.80	4,108.60	2,122.00
Stores and Spares Consumed	120.60	175.40	18.30
Power and Fuel	1,686.40	1,211.10	537.70

	For the year 2005-2006	For the year 2004-2005	For the year 2003-04
		(Rs. in millions)	
Other Network Operating Expenses	2,343.40	630.40	376.00
	47,345.90	**29,923.80**	**15,749.50**

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
Schedule L			
Payment to and Provision for Employees			
Salaries	4,588.00	3,383.10	1,867.10
Contribution to Provident Fund, Gratuity Fund and Superannuation Fund.	514.10	283.40	177.10
Employee Welfare and Other Amenities	542.00	564.30	256.40
	5,644.10	4,230.80	2,300.60

	For the year 2005-2006	For the year 2004-2005	For the year 2003-2004
		(Rs. in millions)	
Schedule M			
Sales and General Administration Expenses			
Selling and Marketing Expenses	8,944.10	5,269.30	2,222.90
Insurance	80.80	85.20	22.20
Rent, Rates and Taxes	237.90	399.00	91.60
Other Repairs	131.10	124.30	17.90
Travelling Expenses	602.20	459.20	93.30
Payment to Auditors	25.00	25.00	3.00
Professional Fees	961.80	578.30	147.90
Loss on Sale of Assets	1.90	0.20	0.90
General and Administrative Expenses	2,896.90	1,131.60	458.30
Exchange Loss(Gain)	316.70	(127.50)	-
Wealth Tax	0.60	0.60	0.80
	14,199.00	**7,945.20**	**3,058.80**

Reliance Infocomm Limited
Schedules forming part of the Profit and Loss Account

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
Schedule N			
Interest Cost			
Interest and Other Charges on Term Loans	2,911.50	1,285.50	—
Interest on Other Loans	55.80	—	—
	2,967.30	1,285.50	—
Less: Interest Income			
[Tax Deducted at Source Rs.3.9 million (2004-05 Rs.2.3 million)]	1,454.30	1,873.10	—
	1,513.00	**(587.60)**	—

Schedule O
Significant Accounting Policies

1. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

2. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

3. Fixed Assets

(i) Fixed Assets are stated at cost net of modvat/cenvat less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project prior to commencement of commercial operation are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) In respect operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the Accounting Standard—19 issued by the Institute of Chartered Accountants of India, except for rentals pertaining to the period upto the date of commencement of commercial operation, which are capitalised.

(v) In respect of finance leases the lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as Liabilities for Leased Assets in compliance with the provisions of the accounting Standard—19 issued by the institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

(vi) Entry Fees paid for Telecom Licences and Indefeasable Right of Connectivity are stated at cost for acquiring the same less accumulated amortisation. These, being intangible assets, are classified as Fixed Assets.

4. Depreciation/Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of Telecom Electronic Equipment and Customer Premises Equipment for which useful life has been considered at 10 years and five years respectively.

(ii) Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

(iii) Leasehold Land is depreciated over the period of the lease term.

(iv) Intangible assets, namely entry fees for Telecom Licenses and Indefeasible Right of Connectivity are amortised equally over the balance period of Licenses or Indefeasible Rights from the date of commencement of commercial services or acquisition. The period of Telecom Licenses and the right of connectivity are 20 years.

5. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss of prior accounting period is Increased/Reversed where there has been change in the estimate of recoverable amount. The recoverable value is the higher of the assets net selling price and value in use.

6. Investments

Current Investments are carried at lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

7. Inventories of Stores and Spares

Inventories of stores and spares are accounted for at costs, determined on weighted average basis, or net realisable value whichever is less.

8. Employee Retirement Benefits

Gratuity and Leave Encashment Liability have been provided on the basis of actuarial valuation made at the year end while Company's contributions towards Provident Fund and Superannuation fund are provided on actuals.

9. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

10. Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

11. Revenue Recognition

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

12. Provision for Doubtful Debts

Provision is made in the Accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

13. Miscellaneous Expenditure

Miscellaneous Expenditure are charged to the Profit and Loss Account as and when they are incurred.

14. Taxes on Income

Provision for Income Tax is made on the basis of estimated taxable income for the year at current rates. Tax expense comprise both Current Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deffered Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

15. Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

16. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised nor disclosed in the financial statement.

Reliance Infocomm Limited
Schedules forming part of Balance Sheet

Schedule P
Notes on Accounts:

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2. Details of Project Development Expenditure (included under Capital Work-in-Progress):

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in million)	
Opening balance	2,525.20	766.90	8,953.30
Add:			
Payments to and Provisions for Employees	48.20	687.60	1,291.50
Insurance		2.50	67.60
Rent	159.80	102.60	174.80
Rates and Taxes	60.30	61.90	11.50
Repairs	15.30	4.50	88.70
Travelling Expenses	43.30	140.00	114.30
Professional Fees	297.70	585.00	1,078.90
Power, Water and Electricity	44.60	24.40	50.10
Network Setup Costs	246.70	145.20	581.80
General and Administrative Expenses	253.80	176.20	117.00
Interest on Finance Lease	1,226.12		5.00
Interest: Term Loans	1,226.12	1,621.80	83.30
Others	1.24		686.60
Bank Charges	1.24	25.70	46.80
Amortisation of Telecom Licenses	—		2.20
Depreciation	—		2.20
	2,397.00	**3,577.40**	**4,402.30**
LESS:			
Capitalised during the year	**2,216.90**	**1,819.00**	**12,588.70**
Closing Balance	**2,705.30**	**2,525.20**	**766.90**

b. Borrowing Cost Capitalised during the year 2005-2006 Rs.1,226.1 million in 2004-2005 Rs.1,621.8 million and in 2003-2004 Rs.769.9 million.

3. The Company has accrued a premium of Rs.396.5 m in 2005-2006 and in 2004-2005 Rs.11,167.3 m, 2003-2004 Rs.2,418.7 m on Preference Shares and has charged the same to Securities Premium Account, resulting in transfer to an earmarked Reserve for this purpose.

4. Provisions, Exceptional and Non-recurring items and Contingent Liabilities

a Provisions	**2005-2006**	**2004-2005**
i. Disputed claims/Potential claims against the Company by DOT, MTNL, BSNL for alleged violations relating to routing of calls, establishment of infrastructure, link charges, interconect Usage charges etc. provide as a matter of conservative accounting	17,455.1	—

principles.

ii. Exceptional and Non- Recurring items On review of the assets of the Company as at 31 March, the Company has found that certain assets may not be realised in full and/ or represent items which should not have been accounted for or in respect of which a provision should have been made for a possible diminution in the value and accordingly the Company has written off/ made provisions for the following items

ii. Exceptional and Non-Recurring items On review of the assets of the Company as at 31 March, the Company has found that certain assets may not be realised in full and/or represent items which should not have been accounted for or in respect of which a provision should have been made for a possible diminution in the value and accordingly the Company has written off/made provisions for the following items

		2005-2006	2004-2005
a	Fixed Assets	1,082.6	—
b	Capital Work-in-Progress	3,574.3	—
c	Bad Debts	972.2	—
d	Doubtful Debts	3,051.5	—
e	Loans and Advances	54.3	—
f	Others	292.2	—

Provisions referred to I and II above have been created during the current year and no amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystallisation of liabilities.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
(iii) Contingent Liability			
a. Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	9,740.80	20,633.90	12,134.20
b. Assignment of Sundry Creditors/Others	—	11,516.10	15,477.20
c. Disputed Liabilities in Appeal			
— Sales Tax	320.00	235.60	—
— Excise	20.80	36.70	—
d. Arrears of dividend on Cumulative Preference Shares	34.40	204.50	43.90

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
e. Guarantees given to Banks/Company against credit facilities provided to Subsidiary Companies	7,629.26	2,362.20	—
f. Claims against the Company not acknowledged as debts	—	1,587.80	—

5. As a matter of prudence, the Company has not recognised Deferred Tax Assets in Accounts, which mainly consists of carried forward losses, amortisation of license fees and depreciation.

6. **Miscellaneous Expenditure:**

The Company hitherto amortised Preliminary expenses over a period of five years. Effective 1 April 2005 the above expenses are charged off as and when incurred. Accordingly the Company has written off Preliminary expenses amounting to Rs.25.5 million in 2005-2006, resulting loss being higher to the extent of Rs.17.2 million.

7. **Auditors' Remuneration (Excluding Service Tax)**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
Statutory Audit	10.00	10.00	2.00
Tax Audit	2.50	2.50	0.50
Certification and Other Services	12.50	12.50	0.50

8. **Expenditure in Foreign Currency on account of:**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
Professional and Technical Fees	466.10	433.84	1,418.20
Long Distance Operations	2,883.70	1,321.29	—
Interest on Foreign Currency Term Loans	1,523.30	368.60	1.70
Salary	38.30	31.67	—
Others	1,391.00	604.01	83.60

9. **Earnings in Foreign Currency on account of:**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
Long Distance Operations	19,121.00	11,560.80	1,084.40

10. **Value of Imports on CIF basis**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
	10,898.50	16,722.70	15,025.50

11. **Exchange Gain/(Loss) due to foreign currency fluctuations included in**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
General and Administrative Expenses in Schedule N	(316.70)	127.50	(110.50)

12. **Managerial Remuneration:**

	For the year 2005-06	For the year 2004-05	For the year 2003-04
		(Rs. in millions)	
Salaries	1.10		
Perquisites (Rs.255/-)	0.00		
Contribution to Provident Fund/ Superannuation Fund (Rs.66,241)	0.10		
Provision for Gratuity. (Rs.19,041)	0.02		
	1.20		

13. **Finance lease**

The Company has acquired assets on Finance Lease, amounting to Rs.164.1 million. The lease agreements are valid for a non-cancelable period of 10 years. Minimum Lease Rentals outstanding as of 31 March in respect of these assets are as follows:

Due	Total minimum lease payments outstanding	Future interest on obligation	Present value of minimum lease payments
		(Rs. in millions)	
Within one year			
2005-06	31.50	17.10	14.40
2004-05	31.50	18.80	12.60
2003-04	31.50	20.40	11.10
Later than one year and not later than five years			
2005-06	125.90	45.10	80.80
2004-05	125.90	55.00	70.90
2003-04	125.90	63.70	62.20
Later than five years			
2005-06	30.50	3.74	26.70
2004-05	61.90	10.88	51.00
2003-04	93.30	21.01	72.30
Total			
2005-06	187.80	65.90	121.90
2004-05	219.30	84.70	134.60
2003-04	250.70	105.10	145.60

14. Particulars of Derivative Instruments as at 31 March 2006

Particulars of Derivative Instruments Acquired for Hedging	No of Instuments	Value	
		(U.S.$ in millions)	*(Rs. in millions)*
Principal Only Swap	26	240.00	10,550
Currency Swaps	12	124.00	5,480
Interest rate Swaps-FC	26	680.50	30,360
Interest rate Swaps-INR	35		10,250
Options	17	236.00	10,530
Structured Derivatives	9	354.38	15,810

No derivative instruments are acquired for speculation purpose.

In respect of the Foreign Exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of the contract, gains/losses are recognised on the settlement day or the reporting day, whichever is earlier.

Foreign currency exposures that are not hedged by derivative instruments or otherwise are Rs.49,770 million (U.S.$ 1,116 million).

15. The Company has reported Segment Accounting as defined by Accounting Standard AS-17 in Consolidated Accounts of this Company, therefore Segment Accounting has not been given in Standalone Balance Sheet.

16. Earnings Per share

		2005-06	2004-05	2003-04
			(Rs. in millions)	
	Basic and Diluted EPS before Prior Period Items			
a.	Net Profit/(Loss) after tax (Rs.)	(18,184.30)	509.70	(3,903.10)
b.	Dividend on Cumulative Preference Shares	30.80	160.60	43.90
c.	Profit/ (Loss) attributable to Equity Shareholders (Rs.)(Numerator used for calculation)	(18,215.10)	349.10	(3,947.00)
d.	Weighted average number of Equity Shares used as denominator for calculating EPS	6,150.18	4,163.46	3,771.30
e.	Basic and Diluted Earnings per Share of Re.1 each (in Rupees.)	**(2.97)**	**0.08**	**(1.05)**

Schedule Q

1. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i)	Sr. No.	Name of the Related Party	Relationship
	1	Gateway Systems (India) Limited	
	2	Reliance Communications Investment and Leasing Limited	
	3	Reliance Gateway Net Limited	
	4	FLAG Telecom Group Limited (with its subsidiaries)	
	5	Reliance Infocom BV	
	6	Reliance Infocom Inc.	
	7	Reliance Communications Inc.	
	8	Reliance Communications International Inc.	
	9	Reliance Communications Canada Inc.	
	10	Reliance Netway Inc.	
	11	Reliance Communications (UK) Limited	Subsidiary Companies
	12	Reliance Communications Hong Kong Limited	

(i)	Sr. No.	Name of the Related Party	Relationship
	13	Reliance Infoinvestments Limited	Associate Companies
	14	NIS Sparta Limited (upto 30 March 06)	
	15	Paradox Studios Limited (upto 30 March 06)	
	16	Netizen Rajasthan Limited	
	17	Reliance Infocomm Solutions Limited	
	18	Reliance Digital World Limited (upto 30 March 06)	
	19	Netizen Gujarat Limited	
	20	Raliance National Communications Limited (with effect from 31.10.05)	
	21	Reliance Global Com Limited (with effect from 09.12.05)	
	22	Reliance Webstore Limited	
	23	Reliance Communication Ventures Limited (with effect from 13 January 06)	
	24	Reliance Communications Technologies Ltd	
	25	Reliance Communications Infrastructure Limited	
	26	Netizen Madhya Pradesh Private Limited	
	27	Netizen Maharastra Private Limited	
	28	Netizen West Bengal Private Limited	
	29	Reliance Software Solutions Private Limited	
	30	Reliance Communications Solutions Private Limited	
	31	Reliance Mobile Limited	
	32	Matrix Innovations Limited	
	33	Reliance Communications Rajasthan Limited	
	34	Reliance Communications Maharashtra Private Limited	
	35	Reliance Communications Himachal Pradesh Private Limited	
	36	Reliance Communications West Bengal Private Limited	
	37	Reliance Communications Delhi Private Limited	
	38	Reliance Communications Tamil Nadu Private Limited	
	39	Reliance Communications Jammu and Kashmir Private Limited	
	40	Reliance Communications Haryana Private Limited	
	41	Karma Commercial Private Limited	
	42	Gurukul Commercial Private Limited	
	43	Parikrama Commercial Private Limited	
	44	Aarthik Commercial Private Limited	

(i)	Sr. No.	Name of the Related Party	Relationship
	45	Reliance Infosoft Private Limited	
	46	Synergy Infosolutions Private Limited	
	47	Synergy Entrepreneur Solutions Private Limited	
	48	Reliance Industries Limited (upto 13 January 06)	
	49	Ambani Enterprises Private Limited (with effect from 27 August 05)	
	50	Shri Anil D Ambani (with effect from 27 August 05)	
	51	Shri Hasit Shukla (with effect from 26 June 05 upto 8 February 06	
	52	Shri Anil C. Shah (with effect from 8 February 06)	Key Managerial Personnel
	53	Shri Mukesh D. Ambani (upto 26 June 05)	Key Managerial Personnel

Reliance Infocomm Limited
Schedules forming part of Balance Sheet

(ii) Transactions with Related Parties during the period April 2005 to March 2006

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	*Rs. million* *Total*
	(Excluding reimbursements)				
A)	**Share/NCD Application Pending Allotment**				
	Balance as at 1 April 2005	—	—	—	—
		—	—	—	—
	Application received during the year	—	**31,000.00**	—	**31,000.00**
		—	*(2,400.00)*	—	*(2,400.00)*
	Share Allotment	—	—	—	—
		—	*(2,400.00)*	—	*(2,400.00)*
	Repaid during the year	—	—	—	—
		—	—	—	—
	Balance as at 31 March 2006	—	**31,000.00**	—	**31,000.00**
		—	(0.00)	—	(0.00)
B)	**Conversion of Preference Shares to Equity Shares including Premium**	—	**92,082.73**	—	**92,082.73**
		—	—	—	—
C)	**Redemption of Preference Shares including premium**	—	—	—	—
		—	*(2,094.69)*	—	*(2,094.69)*
D)	**Premium payable on redemption of Preference Shares**	—	**396.49**	—	**396.49**

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	*Rs. million* *Total*
	(Excluding reimbursements)				
		—	*(11,167.33)*	—	*(11,167.33)*
E)	**Capital Assets acquired during the year...**	**434.98**	**156.54**	—	**591.52**
		(480.68)	*(13,128.82)*	—	*(13,609.50)*
F)	**Advance paid for Acquisition of Right of Connectivity**	—	—	—	—
	during the year............	—	*(3,210.20)*	—	*(3,210.20)*
G)	**Liability on Assets taken on Finance Lease**............	—	**121.92**	—	**121.92**
		—	*(134.55)*	—	*(134.55)*
H)	**Capital Advance Given**				
	Balance as at 1 April 2005............	—	**6,742.52**	—	**6,742.52**
		—	*(0.00)*	—	*(0.00)*
	Additions during the year............	—	**95.62**	—	**95.62**
		—	*(1,828.00)*	—	*(1,828.00)*
	Assets purchase and adjustments............	—	**156.54**	—	**156.54**
		—	*(920.68)*	—	*(920.68)*
	Balance as at 31 March 2006............	—	**6,681.60**	—	**6,681.60**
		—	*(6,742.52)*	—	*(6,742.52)*
I)	**Capital Advance Received**				
	Balance as at 1 April 2005............	—	**5.00**	—	**5.00**
		—	—	—	—
	Additions during the year............	—	**0.30**	—	**0.30**
		—	*(5.00)*	—	*(5.00)*
	Adjustments during the year............	—	—	—	—
		—	—	—	—
	Balance as at 31 March 2006............	—	**5.30**	—	**5.30**
		—	*(5.00)*	—	*(5.00)*
J)	**Investments**	—	—		
	Balance as at 1 April 2005............	**109.14**	—	—	**109.14**
		(101.93)	—	—	*(101.93)*
	Purchased/adjusted during the year............	—	—		—
		(7.71)	—	—	*(7.71)*
	Sold during the year............	—	—	—	—
		(0.50)	—	—	*(0.50)*
	Balance as at 31 March 2006............	**109.14**	—	—	**109.14**
		(109.14)	—	—	*(109.14)*
K)	**Purchase of Investments**	—	—	—	—

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	*Rs. million* *Total*
	(Excluding reimbursements)				
		—	*(6.31)*	—	*(6.31)*
L)	**Sundry Debtors as at 31 March 2006**	**794.73**	**62.69**	—	**857.42**
		(1,201.40)	*(0.00)*	—	*(1,201.40)*
M)	**Loans and Advances**				
	(i) Loans Given				
	Balance as at 1 April 2005	**27,769.90**	—	—	**27,769.90**
		(9,700.76)	*(0.00)*	—	*(9,700.76)*
	Given during the year	**80,776.29**	**9,604.50**	—	**90,380.79**
		(78,966.60)	*(0.00)*	—	*(78,966.60)*
	Returned during the year	**52,046.40**	—	—	**52,046.40**
		(60,897.46)	*(0.00)*	—	*(60,897.46)*
	Balance as at 31 March 2006	**56,499.78**	**9,604.50**	—	**66,104.28**
		(27,769.90)	—	—	*(27,769.90)*
	(ii) Deposits				
	Balance as at 1 April 2005	**323.90**	—	—	**323.90**
		—	—	—	—
	Given during the year	**54.03**	**800.00**	—	**854.03**
		(5,790.70)	*(0.00)*	—	*(5,790.70)*
	Returned during the year	**258.50**	**800.00**	—	**1,058.50**
		(5,466.80)	*(0.00)*	—	*(5,466.80)*
	Balance as at 31 March 2006	**119.43**	—	—	**119.43**
		(323.90)	*(0.00)*	—	*(323.90)*
	(iii) Other Receivables as on 31 March 2006	**1,402.82**	**3,907.25**	—	**5,310.07**
		(8.06)	*(0.00)*	—	*(8.06)*
N)	**Sundry Creditors as at 31 March 2006**	**807.58**	**664.30**	—	**1,471.87**
		(1,775.20)	*(287.70)*	—	*(2,062.90)*
O)	**Turnover**	**15,741.87**	**1,834.33**	—	**17,576.19**
		(5,301.80)	*(1,532.65)*	—	*(6,834.45)*
P)	**Other Income**	**1,377.44**	**73.73**	—	**1,451.18**
		(1,873.03)	*(0.00)*	—	*(1,873.03)*
Q)	**Discount on Prepaid Cards**	—	—	—	—
		—	*(322.84)*	—	*(322.84)*
R)	**Expenditure**				
	Access Charges	**699.14**	**694.88**	—	**1,394.02**
		(147.31)	*(0.00)*	—	*(147.31)*
	Network Operation Expenses	**94.37**	**2,304.24**	—	**2,398.61**
		(30.90)	*(2,453.97)*	—	*(2,484.86)*

Sr. No	Nature of Transactions	Subsidiaries	Associates	Key Managerial Personnel	Rs. million Total
	(Excluding reimbursements)				
	Finance Lease Expense	—	**24.10**	—	**24.10**
		—	*(20.39)*	—	*(20.39)*
	Rent for Office Premises	**7.50**	**23.59**	—	**31.09**
		(0.00)	*(257.03)*	—	*(257.03)*
	Selling and Marketing Expenses	1,928.25	815.00	—	2,743.26
		(1,210.00)	*(410.86)*	—	*(1,620.86)*
	Professional Fees	**511.45**	—	—	**511.45**
		(178.07)	—	—	*(178.07)*
	Insurance	—	—	—	—
		—	—	—	—
S)	**Managerial Remuneration**	—	—	**1.17**	**1.17**
		—	—	*(0.00)*	*(0.00)*
T)	**Guarantees Issued**	**6,832.79**	**700.00**	—	**7,532.79**
		(2,362.23)	**0.00**	—	*(2,362.23)*
	Reimbursement Creditors	—	—	—	—
		(4.17)	—	—	*(4.17)*

Note:

Figures in brackets represent previous year's figures.

Reliance Infocomm Limited

Schedules forming part of Balance Sheet

Significant Related Party Transactions:

1. Preference Share Application of Rs.31,000.00 million received during the year from Reliance Communication Ventures Limited. (Previous Year Rs.2,400 million from Reliance Communications Infrastructure Limited.)

2. Conversion of Preference Share to Equity Shares to Reliance Industries Limited Rs.92,082.73 million. (Previous year—Redemption of Preference Shares including premium during the year to Reliance Communications Infrastructure Limited Rs.2,094.7 million.)

3. Premium payable on redemption of Preference Shares includes to Reliance Communications Infrastructure Limited Rs.396.50 million. (Previous year premium payable on redemption of Preference Shares included Reliance Industries Limited Rs.11,082.7 million.)

4. Fixed Assets acquired during the year includes from Flag Telecom Limited Rs.174.20 million, Reliance Digital World Limited Rs.260.78 million and Rs.156.54 million from Reliance Industries Limited. (Previous year Fixed Assets acquired during the year included from Reliance

Communications Infrastructure Limited Rs.10,932.7 million and Reliance Industries Limited Rs.2,196.1 million.)

5. *(Previous year—Advance paid for acquisition of Right of Connectivity during the year includes Rs.3,210.20 million to Reliance Communications Infrastructure Limited.)*

6. Liability on assets taken on Finance Lease from Reliance Communication Ventures Limited Rs.121.92 million. (Previous year Liability on assets taken on Finance Lease was from Reliance Industries Limited Rs.134.55 million.)

7. Loans and Advances include loan granted during the year of Rs.9,604.50 million to Reliance Communication Infrastructure Limited and Rs.78,855.00 million to Reliance Infoinvestment Limited and repaid Rs.49,027.80 million by Reliance Infoinvestment Limited. (Previous year—Loans and Advances include loan granted during year of Rs.74,695.60 million to Reliance Infoinvestments Limited and repaid during year of Rs.59,907.34 million by Reliance Infoinvestments Limited.)

8. Capital Advance includes 846.40 million to Reliance Industries Limited. (Previous year— Capital Advances include Rs.907.32 million to Reliance Industries Limited.)

9. *(Previous year—Investments purchased during the year include from Reliance Industries Limited Rs.6.31 million.)*

10. Sundry Debtors includes Rs.198.74 million from Reliance Communication Inc. Rs.575.11 million from Reliance Communication International Inc. (Previous year—Sundry debtors include from Reliance Communications Inc. Rs.1,197.21 million.)

11. Deposit given during the year includes Rs.800 million to Reliance Communication Infrastructure Limited. Deposit repaid during the year includes Rs.800 million repaid by Reliance Communication Infrastructure Limited and Rs.258.50 million by Digital World Limited. (Previous year—Deposits granted during the year includes Rs.607.70 million to Reliance Digital World Limited and Rs.5,183.00 million to Netizen Maharashtra Private Limited. Deposits repaid during the year include Rs.5,183.00 million by Netizen Maharashtra Private Limited.)

12. Other receivable includes Rs.3,722.99 million from Reliance Communication Infrastructure Limited, Rs.1,373.58 million from Reliance Infoinvestment Limited. (Previous year—Other Receivables includes Rs.1.40 million from Netizen Maharashtra Private Limited and 6.70 million from Paradox Studios Limited.)

13. Sundry Creditors includes Rs.596.52 million due to Reliance Communication Infrastructure Limited, Rs.583.26 million due to Flag Telecom Limited. (Previous year—Sundry Creditors includes Rs.284.52 million to Reliance Communications Infrastructure Limited, Rs.404.96 million to Flag Telecom Group Limited and Rs.1,333.42 million to Reliance Webstore Limited.)

14. Turnover includes transactions with Reliance Communications Inc. Rs.14,707.81 million. (Previous year—Turnover includes transactions with Reliance Communications Infrastructure Limited Rs.1,381.27 million and Reliance Communications Inc. Rs.5,280.82 million.)

15. Other Income includes from Reliance Infoinvestments Limited Rs.1,377.44 million. (Previous Year—Other Income includes from Reliance Infoinvestments Limited Rs.1,813.37 million.)

16. Expenditure: Access Charges includes to Reliance Communications Inc. Rs.699.14 and Rs.693.94 million to Reliance Telecom Ltd. Network Operation Expenses includes to Reliance Communications Infrastructure Limited Rs.2,286.21 million. Finance Lease Expenses paid to Reliance Industries Limited Rs.13.11 million and Rs.10.99 million to Reliance Communication Ventures Limited. Rent for

office premises includes to Reliance Industries Limited Rs.23.59 million and Rs.7.50 million to Reliance Infoinvestemnts Limited. Selling and Marketing expenses includes Rs.815.00 million to Reliance Communications Infrastructure Limited and Rs.1,915.56 million to Reliance Webstore Limited. Professional Fees includes to Reliance Infocom Inc. Rs.92.49 million and NIS Sparta Limited Rs.418.96 million.

(Previous year—Expenditure: Access Charges includes to Reliance Communications Inc. Rs.147.30 million. Network Operation Expenses includes to Reliance Industries Limited Rs.342.30 million and Reliance Communications Infrastructure Limited Rs.2,111.60 million. Finance Lease Expenses paid to Reliance Industries Limited Rs.20.40 million. Rent for Office Premises includes to Reliance Industries Limited Rs.257.00 million. Selling and Marketing expenses includes Rs.214.50 million to Reliance Communications Infrastructure Limited, Rs.196.40 million to Reliance Industries Limited and Rs.1,210 million to Reliance Webstore Limited. Professional Fees includes to Reliance Infocom Inc. Rs.59.40 million and NIS Sparta Limited Rs.118.60 million.)

17. Financial Guarantees issued include to Flag Telecom Group Limited Rs.6,163.56 million. (Previous Year—Financial Guarantees issued include to Flag Telecom Group Limited Rs.1,706.06 million and Reliance Infocom BV Rs.656.18 million.)

AUDITORS' REPORT
TO THE MEMBERS OF RELIANCE COMMUNICATIONS INFRASTRUCTURE LIMITED

We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31 March 2006, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the "Order"), issued by the Central Government of India in terms of Section 227(4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act.

   (e) On the basis of written representations received from the directors, as on 31 March 2006, we report that none of the director of the Company is disqualified as on 31 March 2006 from being appointed as a director in terms of Section 274(1)(g) of the Act.

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India.

      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31 March 2006;

      (ii) in so far as it relates to the Profit and Loss Account, of the loss for the year ended on that date; and

(iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai
Dated: 30 April 2006

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31 March 2006

1. In respect of its fixed assets:

   (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

   (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets and no material discrepancies were noticed on such verification. However we are informed that underground fiber infrastructure, which is under continuous surveillance for operation is not physically verified.

   (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

   (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

   (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company has maintained proper records of inventories. As explained to us, discrepancies noticed on physical verification of inventory have been fully provided for in the accounts.

3.

   (a) There are three Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs.55,634.40 million and the same was repaid during the year

   (b) In our opinion the rate of interest and the other terms and conditions on which loans have been granted to companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

   (c) The companies have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable.

   (d) There is no overdue amount of loans granted to companies listed in the register maintained under section 301 of the Companies Act, 1956.

   (e) The Company has taken loan from one party covered in the register maintained under section 301 of the Companies Act, 1956, amounting to Rs.9,604.5 million. The maximum amount involved during the year is Rs.9,604.5 million.

   (f) In our opinion the rate of interest and the other terms and condition on which loans have been taken from companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard

to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weakness, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of Clause V of this order are not applicable of the Company.

6. The Company has not accepted any deposits under the provisions of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determined whether they are accurate or complete.

9. In respect of statutory dues:

(a) According to the records of the company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2006 for a period of more than six months from the date they became payable.

(b) According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs.92.0 million and Rs.16.70 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under:

Sr. No.	Nature of Demand	State	Amount of Dispute	Period to which the amt. relates	Forum where dispute is pending
			(Rs. in millions)		
1	Sales Tax.......	Haryana	0.20	2000-01	PUNJAB Haryana High Court
			3.70	2001-02	PUNJAB Haryana High Court
			3.60	2002-03	PUNJAB Haryana High Court
			20.40	2003-04	PUNJAB Haryana High Court
		Orissa	3.50	2000-01	Appellate Tribunal
			21.50	2001-02	Appellate Tribunal
		Andhra Pradesh	35.30	2004-05	High Court
		Uttar Pradesh	3.8	2005-06	High court
		Rajasthan	0.10	2004-05	Commissioner appeals

			92.00		
2	Entry Tax	Madhya Pradesh	11.80	2000-01	TRIBUNAL
			2.90	2001-02	TRIBUNAL
		Orissa		2000-01	Appellate Tribunal
			1.60	2001-02	Appellate Tribunal
		Uttar Pradesh	0.10	2002-03	With CTO
			0.30	2001-02	With CTO
			16.70		

10. The Company has incurred cash losses during the year and its accumulated losses at the end of the financial year is not more than 50 per cent. of its net worth. The Company had not incurred any cash losses during the previous year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in units of Mutual Funds, commercial papers and certificate of deposits for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

15. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

16. The Company has not availed any term loans during the year.

17. According to the information and explanations give to us and on a overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short –term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai
Dated: 30 April 2006

AUDITOR'S REPORT
TO THE MEMBERS OF RELIANCE COMMUNICATIONS INFRASTRUCTURE LIMITED

We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31 March 2005, and the Profit and Loss Account for the year ended on that date annexed thereto and Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the "Order"), issued by the Central Government of India in terms of Section 227(4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

3. Further, to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act.

   (e) On the basis of written representations received from the directors, as on 31 March 2005, we report that none of the director of the Company is disqualified as on 31 March 2005 from being appointed as a director in terms of Section 274(1)(g) of the Act.

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required, and present a true and fair view, in conformity with the accounting principles generally accepted in India.

      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31 March 2005;

      (ii) in so far as it relates to the Profit and Loss Account, of the profit for the year ended on that date; and

(iii) in so far as it relates to the Cash Flow Statement, of the cash flows for the year ended on that date.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18 June 2005

Annexure referred to in paragraph 2 of Auditors' Report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31 March 2005

1. In respect of its fixed assets:

   (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information.

   (b) As explained to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets and no material discrepancies were noticed on such verification.

   (c) In our opinion, the Company has not disposed off substantial part of fixed assets during the year and the going concern status of the Company is not affected.

2. In respect of its inventories:

   (a) As explained to us, inventories have been physically verified by the Management at regular intervals during the year.

   (b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

3.

   (a) There are five Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs.68,778.90 million and the year end balance of loans granted to such parties was Rs.30,606 million.

   (b) In our opinion the rate of interest and the other terms and conditions on which loans have been granted to companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

   (c) The Companies have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable.

   (d) There is no overdue amount of loans granted to companies listed in the register maintained under section 301 of the Companies Act, 1956.

   (e) The Company has taken loan from one party covered in the register maintained under section 301 of the Companies Act, 1956, which was subsequently repaid. The maximum amount involved during the year is Rs.7,939.5 million.

   (f) In our opinion the rate of interest and the other terms and condition on which loans have been taken from companies listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

4. In our opinion and according to the information and explanations given to us, there is adequate internal control system commensurate with the size of the Company and the nature of its business with regard

to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

5. According to the information and explanation given to us, there are no contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered in a register required to be maintained under that section. Therefore the provisions of Clause V of this order are not applicable to the Company.

6. The Company has not accepted any deposits under the provision of Section 58A and 58AA or any other relevant provisions of the Companies Act 1956 and the rules framed there under.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same with a view to determine whether they are accurate or complete.

9. In respect of statutory dues:

(a) According to the records of the Company, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, service tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2005 for a period of more than six months the date they became payable.

(b) According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs.36.70 million and Rs.44.8 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under:

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			(Rs. in millions)		
1.	Central Sales Tax Act and Sales Tax Act of Various states....................................	Sales Tax	3.50	2000-01	Appellate Tribunal
			18.60	2001-02	High court Authority
			2.90	2001-02	Assessing Officer
			11.70	2002-03	Assessing Officer
2.	Entry Tax act of Various States....................................	Entry Tax	11.90	2000-01	Appellate Tribunal
			0.20	2000-01	High Court

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			(Rs. in millions)		
			4.50	2001-02	Appellate Tribunal
			3.70	2001-02	High Court
			3.60	2002-03	High Court
			0.40	2002-03	Assessing Officer
			0.10	2002-03	Commission Appeal
			20.40	2003-04	High Court

10. The Company has no accumulated losses and has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

11. Based on our audit procedures and according to the informations and explanation given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the information and explanation given to us, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 is not applicable to the company.

14. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in units of Mutual Funds for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

15. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks and financial institutions.

16. The Company has not availed any term loans during the year.

17. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

19. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

20. The Company has not raised any money by way of public issue during the year.

21. In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year, that causes the financial statements to be materially misstated.

For **CHATURVEDI & SHAH**
Chartered Accountants

(RAJESH D. CHATURVEDI)
Partner
Membership No. 45882

Mumbai
Dated: 18 June 2005

AUDITORS' REPORT
TO THE MEMBERS OF RELIANCE COMMUNICATIONS INFRASTRUCTURE LIMITED

1. We have audited the attached Balance Sheet of Reliance Communications Infrastructure Limited ("the Company") as at 31 March 2004, the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of Section 227(4A) of the Act and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further, we report that:

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.

   (c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account.

   (d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Act.

   (e) On the basis of written representations received from the directors, as on 31 March 2004, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on 31 March 2004 from being appointed as a director in terms of Section 274(l)(g) of the Act.

   (f) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India.

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2004;

      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai

Dated: 28 April 2004

Annexure referred to in paragraph 4 of Auditors' Report of even date to the members of Reliance Communications Infrastructure Limited on the accounts for the year ended 31 March 2004

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanation given to us, the fixed assets have been physically verified by the management during the year in a phased periodic manner, which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.

2. During the year, the Company has not disposed off the substantial part of its fixed assets.

3. The inventory has been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.

4. In our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The Company has maintained proper records of inventory. As explained to us there were no material discrepancies noticed on physical verification of inventory as compared to the book records.

6. The Company has taken interest free loan from one party covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year and the year end balance of loan taken from such party was Rs.500.0 million. There are four Companies in the register maintained under section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs.86,552.66 million and the year end balance of loans granted to such parties was Rs.62,575 million.

7. In our opinion the rate of interest and the other terms and condition on which loans have been taken from/granted to party and Companies listed in the register maintained under. section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

8. The parties have repaid the principal amounts as stipulated and have been regular in the payment of interest wherever applicable. In respect of interest free loan taken the repayment of principal amount has not fallen due as at the end of the year.

9. There is no overdue amount of loans taken from/granted to party and Companies listed in the register maintained under section 301 of the Companies Act, 1956.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of inventories, fixed assets and with regard to rendering of services. During the course of our audit, we have not observed any major weaknesses, in internal controls.

11. According to the information and explanation given to us, we are of the opinion that there are no transactions, exceeding Rs.0.50 million in respect of any party during the financial year which needs to be entered in the register pursuant to the Section 301 of the Companies Act 1956.

12. The Company has not accepted any deposits under the provisions of Section 58A and 58AA of the Companies Act 1956 and the rules framed there under.

13. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

14. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

15. According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education protection fund, income tax, sales tax, wealth tax, custom duty, excise duty, cess and other material statutory dues applicable to it. Employee state insurance is not applicable to the Company. According to the information and explanation given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, custom duty, excise duty and cess were in arrears as at 31 March 2004 for a period of more than six months from the date they became payable.

16. According to the information and explanation given to us, there are no dues of sales tax, income tax, custom duty, wealth tax, excise duty and cess which have not been deposited on account of any dispute except disputed sales tax and Entry tax dues for Rs.25.04 million and Rs.16.34 million respectively, that have not been deposited on account of matters pending before appropriate authorities as under:

Sr. No.	Name of the Statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			(Rs. in million)		
1.	Central Sales Tax Act and Sales Tax Act of Various states	Sales Tax	2.85	A.Y. 2000-01	Appellate Tribunal
			0.65	A.Y. 2000-01	First Appellate Authority
			21.54	A.Y. 2001-02	Assessing Officer
	Total		**25.04**		
2.	Entry Tax act of Various States	Entry Tax	0.02	A.Y. 2000-01	Appellate Tribunal
			11.83	A.Y. 2000-01	Board of Revenue, second appeal
			1.56	A.Y. 2001-02	Additional Commissioner
			2.93	A.Y. 2001-02	Board of Revenue, second appeal
	Total		**16.34**		

17. The Company has neither accumulated losses as at 31 March 2004, nor it has incurred any cash loss either during the financial year ended on that date or in the immediately preceding financial year.

18. In our opinion and according to the informations and explanation given to us, the Company has not defaulted in repayment of its dues to any financial institutions or banks or to debenture holders during the year.

19. The Company has not granted any loans or advances on the basis of security by way of pledge of shares, debentures and other securities.

20. In our opinion, the Company is not a chit fund/nidhi/mutual benefit fund/society, therefore the provision of Clause 4(xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the company.

21. The Company has not dealt or traded in shares, securities, debentures or other investments during the year. However the Company has dealt in Mutual Funds for which the Company has maintained proper records of transactions and contracts. All the investments have been held by the company in its own name.

22. As per the information and explanation given to us the Company has not given guarantees for loans taken by others from banks or financial institutions.

23. The Company has not availed any term loans during the year.

24. According to the information and explanations give to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment. However the long term funds from various sources to the tune of Rs.39,852.87 million have been utilised for granting advances for short term purposes to various parties.

25. The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

26. The Company has created necessary securities as per the debenture trust deed in respect of debentures issued and outstanding at the year-end.

27. The Company has not raised any money by public issue during the year.

28. As per the informations and explanations given to us and on the basis of examination of records, no material fraud on or by the company was noticed or reported during the year.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Membership No.: 45882

Mumbai

Dated: 28 April 2004

Reliance Communications Infrastructure Limited
Balance Sheet

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)		
Sources of Funds				
Shareholders' Funds				
Share Capital	A	2,000.00	2,000.00	2,000.00
Reserves and Surplus	B	45,022.60	45,022.90	44,859.12
		47,022.60	**47,022.90**	**46,859.12**
Loan Funds				
Secured Loans	C	16,850.25	38,135.43	35,521.72
Unsecured Loans	D	14,497.21	2,850.67	—
		31,347.49	**40,986.10**	**35,521.72**
Total		**78,370.06**	**88,009.00**	**82,380.84**
Application of Funds				
Fixed Assets	E			
Gross Block		60,999.03	57,289.00	36,209.97
Less: Depreciation		8,612.90	5,477.30	1,849.20
Less: Impairment		733.86	—	—
Net Block		51,652.27	51,811.70	34,360.77
Capital Work-in-Progress		6,975.97	8,638.00	5,504.50
		58,628.24	**60,449.70**	**39,865.27**
Investments	F	**34,092.38**	**29,609.42**	**27,351.42**
Current Assets, Loans and Advances				
Current Assets	G			
Inventories		2,931.22	8,268.40	481.21
Sundry Debtors		1,609.57	653.00	251.45
Cash and Bank Balances		7,314.74	3,714.70	43.80
Other Current Assets		575.52	97.10	0.06
		12,431.05	**12,733.20**	**776.52**
Loans and Advances	H	**12,101.37**	**53,013.57**	**67,725.70**
Less: **Current Liabilities and Provisions**	I			
Current Liabilities		**59,880.65**	67,776.90	53,335.20
Provisions		**32.66**	25.69	9.40
		59,913.31	**67,802.59**	**53,344.60**
Net Current Assets		**(35,380.89)**	**(2,055.82)**	**15,157.62**
Miscellaneous Expenditure		—	5.70	6.53
(To the extent not written off or adjusted)				
Profit and Loss Account		21,030.33	—	—

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)		
Total		**78,370.06**	**88,009.00**	**82,380.84**
Significant Accounting Policies	**R**			
Notes on Accounts	**S**			

Reliance Communications Infrastructure Limited
Profit and Loss Account for the year ended 31 March

	Schedule	2006	2005	2004
		(Rs. in millions)		
Income				
Service Income	J	8,515.51	7,546.84	2,426.80
Sales and Marketing Income	K	2,175.50	588.60	—
Other Income	L	455.60	136.60	43.13
		11,146.61	**8,272.04**	**2,469.93**
Expenditure				
Cost of Sales		—	—	—
Network Operation Expenses	M	4,652.50	3,681.79	561.89
Payments to and Provisions for Employees	N	119.42	133.17	75.09
Sales and Distribution Expenses	O	2,226.40	1,165.30	1.63
General and Administration Expenses	P	872.13	809.55	311.13
		7,870.45	**5,789.81**	**949.74**
Operating Profit before Interest, Amortisation and Depreciation		**3,276.16**	**2,482.23**	**1,520.19**
Provision for Doubtful Debts		—	—	—
Finance Charges (Net)	Q	533.94	(1,243.59)	(26.31)
Operating Profit before Amortisation and Depreciation		**2,742.22**	**3,725.81**	**1,546.50**
Depreciation and Amortisation		3,051.61	3,544.76	1,429.90
Goodwill Written Off		—	—	74.20
Preliminary Expenses Written Off		5.73	3.30	2.80
(Refer Note 18 Schedules)		**3,057.34**	**3,548.05**	**1,506.90**
Profit before Tax		**(315.12)**	**177.76**	**39.60**
Exceptional & Non Recurring Items				
Impairment of Capital Assets (Ref. Note 15(i), Schedule S)		733.86	—	—
15(i)		—	—	—
Diminution in Capital Work in Progress		1,049.34	—	—
(Refer note 15(i), Schedule S)				
Provisional Liability for Employee Compensation		—	—	—
Inventory Written Off		4,742.67	—	—
Provision For Loans and Advances		13,961.49	—	—
(Refer note 15(i), Schedule S)				

	Schedule	2006	2005	2004
		(Rs. in millions)		
Prior Period Items (net)		218.12	—	—
Profit/(Loss) before tax		**(21,020.60)**	**177.76**	**39.60**
Provision for Current Tax		—	14.00	3.10
Provision for Fringe Benefit Tax		10.03	—	—
Provision for Deferred Tax		—	—	—
(Refer note 10, Schedule S)				
		10.03	**14.00**	**3.10**
Profit after tax		**(21,030.63)**	**163.76**	**36.50**
Add: Balance brought forward from last year		**0.30**	**0.27**	**0.27**
Amount Available for Appropriations Appropriations		**(21,030.33)**	**164.03**	**36.77**
Debenture Redemption Reserve (Refer Note 16 Schedule S)		—	**163.76**	**36.50**
Balance carried to Balance Sheet		**(21,030.33)**	**0.27**	**0.27**
Basic and Diluted Earning per Share of Re 1 each (Refer Note 14, Schedule S)		**(10.52)**	**0.08**	**0.02**

Reliance Communications Infrastructure Limited
Cash Flow Statement Annexed to the Balance Sheet

Sl.	Particulars	2005-06	2004-2005	2003-2004
			(Rs. in millions)	
A:	**Cash Flow from Operating Activities:**			
	Net Profit after tax as per Profit and Loss Account	**(21,030.70)**	**163.76**	**36.50**
	Adjusted for:			
	Miscellaneous expenses written off	5.73	3.30	2.80
	Provision for Doubtful Debts	5.50	0.00	0.70
	Amortisation of Discount	3,007.00	2,294.28	1,315.00
	Provision for Taxation	10.00	14.00	3.10
	Interest income	(2,959.00)	—	—
	Interest Expenses	128.10	—	—
	Amortisation of Other Discount	306.78	1,296.62	0.00
	Amortisation of Intangibles and Depreciation	3,051.61	3,544.76	1,429.90
	Goodwill Written off	0.00	0.00	74.20
	(Profit)/Loss on sale of Investments	(131.23)	(45.00)	(42.90)
	Premium on Investments in Preference Shares	(311.90)	(84.60)	0.00
	(Profit)/Loss on sale of Fixed asset	2.55	3.30	(0.10)
	Effect of exchange rate difference (gain)/loss	320.80	(251.37)	(0.60)
	Exceptional and Non Recurring Items	20,705.60	—	—

Sl.	Particulars	2005-06	2004-2005	2003-2004
			(Rs. in millions)	
		24,141.53	**6,775.28**	**2,782.10**
	Operating Profit before Working Capital Changes	**3,110.83**	**6,938.99**	**2,818.60**
	Adjusted for:			
	Receivables and other Advances	25,515.39	12,296.05	(41,937.30)
	Provision for Doubtful Debts			(0.70)
	Inventories	594.51	(7,787.19)	(481.20)
	Fixed Deposit	(3,000.00)	—	—
	Trade Payables	(8,092.80)	14,716.50	50,887.20
		15,017.10	19,225.35	8,468.00
	Cash Generated from Operations	18,127.93	26,164.34	11,286.60
	Tax Paid	(9.03)		
	Net Cash from Operating Activities	18,118.90	**26,164.34**	**11,286.60**
B:	**Cash Flow from Investing Activities:**			
	Purchase of Fixed Assets	(2,328.19)	(22,887.76)	(4,840.00)
	Interest income	2,959.00	—	—
	Sale of Fixed Assets	2.17	7.84	6.90
	Purchase of Investments	(24,240.20)	(5,176.55)	(19,403.80)
	Sale of Investments	19,888.47	2,963.52	12,319.30
	Net Cash Used in Investing Activities	**(3,718.75)**	**(25,092.94)**	**(11,917.60)**
C:	**Cash Flow from Financing Activities:**			
	Other Secured Loans	(24,997.67)	(500.00)	500.00
	Other Unsecured Loans	11,646.54	2,850.66	0.00
	Miscellaneous Expenditure	0.00	(2.50)	0.00
	Interest Expenditure	(128.10)	—	—
	Effect of exchange rate difference	(320.80)	251.37	0.60
	Net Cash from Financing Activities	**(13,800.03)**	**2,599.54**	**500.60**
	Net Increase/(Decrease) in Cash and Cash Equivalents	600.12	**3,670.93**	**(130.40)**
	Opening Balance of Cash and Cash Equivalents	3,714.66	**43.77**	**174.20**
	Closing Balance of Cash and Cash Equivalents	4,314.78	**3,714.70**	**43.72**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule A			
Share Capital			
Authorised:			
2,500,000,000 Equity Shares of Re 1 each	2,500.00	2,000.00	2,000.00
(Previous Year (2003-2004 and 2004-2005) 2,000,000,000 Equity Shares of Re 1 each)			
500,000,000 Preference Shares of Re 1 each	—	500.00	—
	2,500.00	**2,500.00**	**2,000.00**
Issued Subscribed and Paid up:			
2,000,000,000 Equity Shares of Re 1 each fully paid up	2,000.00	2,000.00	2,000.00
Total	**2,000.00**	**2,000.00**	**2,000.00**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule B			
Reserves and Surplus			
Securities Premium Account			
As per last Balance Sheet	44,820.00	44,820.00	44,820.00
Debenture Redemption Reserve			
As per last Balance Sheet	202.60	38.85	2.35
Transferred from Profit and Loss Account		163.80	36.50
(Refer Note 16, Schedule S)	**202.60**	**202.65**	**38.85**
Profit and Loss Account	—	**0.27**	**0.27**
Total	**45,022.60**	**45,022.92**	**44,859.12**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule C			
Secured Loans			
Zero coupon Secured, Redeemable Non-Convertible Debentures of maturity value of Rs 76,320 in 2005-2006 and for 2004-2005, 2003-2004 is Rs 68,550 each	24,513.33	65,899.62	65,899.62
Less: Unamortised Discounts	10,513.05	27,764.19	30,877.90
	14,000.28	**38,135.43**	**35,021.72**
Other Loans	—	—	**500.00**
Loan from Bank	**2,850.00**	—	—
Total	**16,850.28**	**38,135.43**	**35,521.72**

Notes:

(10) The debentures referred to above consist of 321,190 (Previous Year(2003-2004 and 2004-2005) 9,61,330) Zero Coupon, Secured, Redeemable, Non-Convertible Debentures issued at price of Rs.25,030 each aggregating to Rs.8,039.40 million in 2005-2006 and Rs.24,062.1 million in 2003-2004, 2004-2005.

(11) The above debentures are secured by way of mortgage on a specific immovable property of the company and further secured/to be secured by way of floating charge on other fixed assets (other than operating licences) of the Company both present and future.

Reliance Communications Infrastructure Limited
Scheduels forming Part of the Balance Sheet

(12) The issuer and the investor have a Call/Put Option on or after 1 September 2006 for redemption of all or any of the Debentures held by the investor. Such Call/Put Option is exercisable once every year on 1 September after giving 60 days notice to the investor/issuer as the case may be, as under:

Date of Redemption/Maturity Date	**Amount payable per Debenture to Investor**	
	in Rs.	
	2005-06	2004-05/ 2003-2004
1 September 2006	45,518.00	44,767.00
1 September 2007	50,472.00	48,747.00
1 September 2008	55,981.00	53,093.00
1 September 2009	62,073.00	57,813.00
1 September 2010	68,829.00	62,953.00
1 September 2011 (Maturity Date)	76,320.00	68,550.00

(13) Other Loan represents loan from a Director which was secured by way of pledge of investments in shares.

(14) Loan from Bank is secured against pledge of Bank Fixed Deposit.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule D			
Unsecured Loans			
Short Term			
From Banks in Foreign Currencies — Buyer's Credit......	4,892.71	2,850.67	—
ICD Received from Body Corporate..........	9,604.50	—	—
Total..........	**14,497.21**	**2,850.67**	—

Schedule E

Fixed Assets

Sl No	Name of Assets	Net Block		
		31 March 2006	31 March 2005	31 March 2004
A	**Own Assets**			
1	Leasehold Land..........	5.43	5.50	5.57
2	Freehold Land..........	559.20	547.09	518.38
3	Buildings..........	2,384.20	2,395.73	2,412.49
4	Plant and Machinery..........	46,920.70	47,023.50	30,038.29
5	Electrical Installations..........	78.95	72.22	18.01
6	Office Equipment..........	154.75	102.70	102.14
7	Furniture and Fixtures..........	358.94	346.50	365.89
8	Vehicles..........	79.19	90.41	105.08
	Sub Total..........	**50,541.27**	**50,583.55**	**33,565.84**
B	**Leased Assets**			
1	Plant and Machinery..........	256.45	325.09	393.73
2	Office Equipment..........	1.12	1.34	1.51
3	Furniture and Fixtures..........	1.62	1.94	2.20
4	Vehicles..........	0.34	1.69	3.06
	Sub Total..........	**259.53**	**330.05**	**400.50**
C	**Intangible Assets**			

Sl No	Name of Assets	Net Block		
		31 March 2006	31 March 2005	31 March 2004
1	Goodwill	—	—	—
2	Right of Connectivity	851.49	898.17	394.40
	(Refer note 5)	—	—	—
	Sub Total	**851.49**	**898.17**	**394.40**
	Total (A+B+C)	**51,652.28**	**51,811.77**	**34,360.74**
	Previous Year	51,811.77	34,360.74	—
	Capital Work in Progress	**6,975.97**	**8,638.00**	**5,504.49**

Notes:

(15) Capital Work-in-Progress includes:

a) Rs.1,077.60 million (Previous Year Rs.694.40 million) on account of Pre-operative expenses

b) Rs.494 million (Previous Year Rs.1,562.70 million) on account of Materials at site

(16) Additions and CWIP include Rs.NIL million (Previous Year Rs.(39.20) million) (Net) arising out of exchange (gain)/loss during the year.

(17) Freehold land includes Rs.5.5 million towards land acquired, the ownership of which will be transferred at the end of six years from December 2006 to March 2008.

(18) Buildings include Rs.0.2 million towards cost of Shares acquired in a company.

(19) Balance useful life as at 31 March 2006 is 18 years.

	2005-06	**2004-05**
6. Depreciation for the period	3,138.60	3,632.00
Less Capitalised	71.28	87.21
Less for Prior Period	15.70	—
Depreciation Charged to P and L account	3,051.62	3,544.79

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	

Schedule F

Investments

Long Term Investments

Government and Other Securities Unquoted

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
6 Year National Savings Certificates	0.10	0.10	0.10
(Deposited with Sales Tax Department)			
Trade Investments in Equity Shares of Companies Unquoted, fully paid up			
1,013,463,800 Reliance Infocomm Ltd* of Re 1 each	27,206.71	27,206.71	27,206.72
50,000 Reliance Communications Technologies Ltd* of Rs 10 each	0.50	0.50	0.50
50,000 Reliance Communications Solutions Pvt Ltd* of Rs 10 each	0.50	0.50	0.50
50,000 Reliance Software Solutions Pvt Ltd* of Rs 10 each	0.50	0.50	0.50
	27,208.21	**27,208.21**	**27,208.22**
In Preference Shares of Companies Unquoted, fully paid up			
Reliance Infocomm Ltd* of Rs 1 each	**2,400.00**	**2,400.00**	—
300,000,000 9% Cumulative Redeemable			
Reliance Infostreams Private Ltd of Rs 1 each	**50.00**	—	—
1,000,000 9% Cumulative Noncovertible Redeemable			
In Equity Shares of Subsidiary Companies Unquoted, fully paid up			
50,000 (P.Y. 2003-2004 10,000) Reliance Communications Rajasthan Ltd of Rs 10 each	0.50	0.50	0.10
50,000 Reliance Mobile Ltd of Rs 10 each	0.50	0.50	0.00
10,000 Matrix Innovations P Ltd Rs 10 each	0.50	0.10	0.00
	1.50	**1.10**	**0.10**
Current Investments-Others			
Unquoted			
In Mutual Fund Units			
Reliance Liquid Fund units of Rs 10 each	—	—	143.00
SCMF-GFCG Grindlays Floating Rate-ST-Super Inst Plan C-Growth 237,400.5940 units of Rs 10 each	**2.39**	—	—
Reliance Liquidity Fund-Growth Option 24,632,429.921 units of Rs 10 each	**257.41**	—	—
ABN AMRO Cash fund-Inst. Plus plan-Growth A/c no.142265/05 342,307.948 units of Rs 10 each	**3.49**	—	—

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Kotak Liquid Inst. Premium Plan-Growth 3,065,176 units of Rs 10 each	**42.98**	—	—
HDFC Liquid Fund-Premium Plus-Growth (A/c no.2584070/30) 162,748.095 units of Rs 10 each	**2.26**	—	—
HSBC Cash fund Inst. Plus-Growth option A/c no.297360/29,321,551.101 units of Rs 10 each	**3.51**	—	—
Principal Trustee Co P Ltd A/c 1,392,322.467 units of Rs 10 each	**15.15**	—	—
Deutsche Insta cash plus fund-IP-Growth 817,195.618 units of Rs 10 each	**8.90**	—	—
Commercial Paper and Certificate of Deposit			
Commercial Paper	**843.41**	—	—
Certificate of Deposit	**3,253.07**	—	—
Unquoted			
Cur Invt-Bonds-Taxable-Unqtd-Fully Paid	—	—	—
Total	**34,092.38**	**29,609.42**	**27,351.42**

Note:

* Companies under the same management

Reliance Communications Infrastructure Limited
Schedules forming Part of the Balance Sheet

Aggregate Value of	Book Value	Market Value	Book Value	Market Value
Quoted Investments	—	—	—	—
Unquoted Investments	34,092.38	—	29,609.42	—

Movements for the year 2005-2006	Face Value	Nos.	Cost
		(in millions)	
Purchased and Sold			
Mutual Funds			
Birla Cash Plus-Inst. Premium Plan-growth	10.00	140.31	1,500.00
GFCG Grindlays Floating Rate-ST-Super Inst-Plan C — Growth	10.00	307.85	3,304.60
Principal Cash Mang. Fund Liquid Option Instl.Prem. Plan-Growth	10.00	530.21	5,593.14

Movements for the year 2005-2006	Face Value	Nos.	Cost
		(in millions)	
DSP Merrill Lynch Liquidity Fund-Growth	10.00	130.13	2,150.00
Reliance Liquidity Fund-Growth Option	10.00	793.32	8,138.29
Prudential ICICI Liquid Plan Inst. Plus-Growth option	10.00	179.11	3,000.00
Reliance Liquid Fund-Treasury Plan Inst. Option-Growth option-Growth plan	10.00	106.25	1,750.00
DSP Merrill Lynch Liquidity Fund — Institutional-Growth	10.00	0.75	751.20
DSP Merrill Lynch Fixed Term Plan Series 1-Growth	10.00	15.01	150.09
GFCG Grindlays Cash Fund Plan C — Super IP-Growth	10.00	187.21	2,000.00
ABN Amro Cash fund Inst. plus Plan Growth Option	10.00	293.59	2,996.51
Kotak Liquid (Institutional Premium) — Growth Option.	10.00	150.49	2,107.02
HDFC Liquid Fund-Premium Plus-Growth	10.00	143.91	1,997.74
HSBC Cash Fund Inst. Plus Growth Option	10.00	274.36	2,996.49
Standard Charted Liquidity Manager Fund Growth	10.00	198.80	1,997.61
Deutsche Inst. Cash Plus Fund Inst. Plan	10.00	162.42	1,767.90
Government Securities			
GOI 7.37% 16 April 2014	100.00	2.00	203.85
364 D TBILL 01 April 2006	100.00	5.00	489.32
Commercial Paper			
CP of Bajaj auto finance Ltd	0.5 million	3.00	299.83
CP of Stanchart invst and loan	0.5 million	6.50	649.63
Non Convertible Debenture			
ICICI Securities Ltd.	0.5 million	5.00	500.00
NCB JM Financial and Invst Consu Ser Pvt Ltd.	10 million	2.50	250.00
Certificate of Deposit			
CD of UCO Bank	0.5 million	2.50	245.46

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule G			
Current Assets			
Inventories			
Communication Devices and Accessories	2,426.70	7,668.60	—
Stores and Spares	504.51	599.82	481.21

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
	2,931.22	**8,268.42**	**481.21**
Sundry Debtors (Unsecured) Over Six months			
Considered Good	110.87	8.87	22.35
Considered Doubtful	5.97	1.51	1.51
	116.84	10.39	23.86
Less: Provision	5.97	1.51	1.51
	110.87	8.87	22.35
Others			
Considered Good	1,498.80	644.14	229.06
Considered Doubtful	1.44	—	—
	1,500.14	644.14	229.06
Less: Provision	1.44	—	—
	1,498.80	**644.04**	**229.06**
Total	**1,609.57**	**653.01**	**251.46**
Cash and Bank Balances			
Cash on hand	0.10	0.61	0.20
Balances with Banks:			
In Current Account with Scheduled Banks	2,314.64	2,213.99	43.51
In Fixed Deposit with Scheduled Banks	5,000.01	1,500.06	0.06
(including FDR Pledged with the Baht Rs.300 come (Previous Year Nil)			
[includes Deposit receipts lodged with Sales Tax Department Rs.0.1 million (Previous Year Rs 0.1 million)]	**7,314.75**	**3,714.66**	**43.77**
Other Current Assets			
Interest Accrued on Investments and Fixed Deposits	179.02	12.50	0.06
Premium Accrued on Investments in Preference Shares *	396.49	84.60	—
	575.52	**97.10**	**0.06**
Total	**12,431.05**	**12,733.19**	**776.45**

Note:

* Premium Accrued on Investments in Preference Shares represents pro-rata premium receivables on redemption of investments in Reliance Infocomm Limited, a Company under the same management. Sundry debtors Include Outstanding from the following Companies under the same management.

Name of the company	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
Reliance Industries Limited	—	142.3	—
Reliance Infocomm Limited	272.2	—	—

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule H			
Loans and Advances			
(Unsecured, Considered good)			
Advance to Subsidiaries	0.33	159.00	0.10
Advances recoverable in cash or kind or for value to be received Capital Advances	—	—	82.28
Others	—	—	65,709.22
Considered Good	11,614.89	52,154.20	—
Considered Doubtful	13,961.49	—	—
	25,576.38	52,154.20	—
Less Provision for Doubtful Debts	13,961.49	—	—
	11,614.89	52,154.20	—
— Unamortised Discount	—	306.78	1,603.40
— Deposits	486.15	393.66	330.72
Total	**12,101.37**	**53,013.64**	**67,725.73**

Advances Include Advances to the following Companies under the same management:

Name of the company	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
Reliance Infocomm Limited	—	2,051.70	—
(Maximum O/S at any time during the year)	—	(2,051.70)	—
Reliance Technologies Limited	—	2,205.00	—
(Maximum O/S at any time during the year)	—	(2,205.00)	—
Reliance Industries Limited	—	16,394.10	—
(Maximum O/S at any time during the year)	—	23,377.80	—

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule I			
Current Liabilities and Provisions			
Current Liabilities			
Sundry Creditors			
— Small Scale Industrial Undertakings	9.32	13.90	10.39
— Others	14,179.15	8,798.27	1,441.62
Liability for Leased Assets	322.59	372.35	416.27
Advance Income Received	37,051.63	39,158.83	29,745.03
Other Liabilities	8,317.96	19,433.70	21,721.89
	59,880.65	**67,777.05**	**53,335.20**
Provisions			
Provision for Income Tax	17.58	17.58	3.58
Provision for Fringe Benefit Tax	1.00	—	—
Provision for Wealth Tax	2.00	0.60	—
Provision for Gratuity	—	—	0.49
Provision for Superannuation	—	—	1.08
Provision for Leave Encashments	—	—	4.20
Provision foe Retirement Benefits	12.08	7.50	—
	32.66	**25.69**	**9.34**
Total	**59,913.31**	**67,802.74**	**53,344.54**

Note:

* Small scale industrial undertakings to whom amounts are due has been determined based on the information available with the Company and are as follows: Aditya Industries, AI Aziz Plastics Pvt Ltd, Anand Udyog, Ashok Pradhan, Asian Pipes and Profiles P Ltd, Chennai Hydrauiic and Engineering, Deepak Galvanising and Engg Industries, Diamond Pipes and Tubes Pvt Ltd, Dwarakanath Rolling Shutters, ELM Componensts, Furus Packaging Pvt Ltd, Garg Fastners, Globe Electrical Industries, JMD Enterprises, Kalpana Glass Fibre, Kalpana Glass Fibre Pvt Ltd, Kisan Irrigation Ltd, Meera & Co Ltd, Padmaja Engineering Works, Polycab Wires P Ltd, Precision Control Instruments, Precision Plastics, Puneet Electricals Pvt Ltd, Quality Castings, R R Constructions, Sai Constructions, Sangir Plastics P Ltd, Selvon Industries, Selvon Instruments P Ltd, Skill Tech Products, Skilltech Engineering Enterprises, Sree Ram Engineering Enterprises, Sreenarayana Offset Press, Surge Technology and Controls, U Foam Private Ltd, Unitronics (India), Whirl Plast P Ltd, Win Tools India. The outstandings are within the period of agreed terms.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule J			
Service Income			
Income From Internet Services	4,462.20	4,234.10	900.64
Income from Provision of Telecommunication Infrastructure	4,477.69	3,712.08	1,544.02
	8,939.89	**7,946.18**	**2,444.71**
Less: Service Tax	424.38	399.34	17.76
Total	**8,515.51**	**7,546.84**	**2,426.95**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule K			
Sales and Marketing Income			
Marketing Income			
Sale of Prepaid and other Vouchers	42,656.68	12,119.39	—
Less: Cost of Prepaid and other Vouchers	41,302.61	11,796.55	—
	1,354.07	**322.84**	—
Commission Income	905.19	236.57	—
Less: Service Tax	83.78	21.90	—
	821.41	214.67	—
Other Receipts	—	50.98	—
Total	**2,175.48**	**588.50**	—

	As at 31 March 2006	As at 31 March 2005	As a t31 March 2004
		(Rs. in millions)	
Schedule L			
Other Income			
Profit On sale of Current Investment	131.20	45.00	42.95
Premium on Investments in Preference Shares	311.90	84.60	—

	As at 31 March 2006	As at 31 March 2005	As a t31 March 2004
		(Rs. in millions)	
Profit on sale of Asset	—	0.20	0.07
Misc. Income	12.50	6.80	0.11
Total	**455.60**	**136.60**	**43.13**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule M			
Network Operation Expenses			
Access and Bandwidth Charges	1,723.80	1,499.38	133.68
Repairs and Maintenance — Plant and Machinery	1,771.59	1,504.00	203.70
Cost of Service-Contents and Applications	228.84	71.48	—
Repairs and Maintenance — Buildings	10.29	34.07	5.81
Stores, Spares and Packing Materials	124.60	100.43	124.59
Rent	83.07	115.10	12.21
Rates, Taxes	91.53	16.50	6.46
Lease Rent	1.77	4.75	21.64
Power and Utilities	616.98	336.07	53.75
Total	**4,652.38**	**3,681.79**	**561.89**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule N			
Payments to and Provisions for Employees			
Salaries	87.77	106.20	61.39
Employee Welfare and other Amenities	31.65	26.97	13.70
Total	**119.42**	**133.17**	**75.09**

Reliance Communications Infrastructure Limited
Schedules forming part of the Profit and Loss Account

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule O			
Sales and Distribution Expenses			
Provision for Doubtful Debts	5.50	—	0.70
Bad Debts	—	—	0.02
Commission and Discounts	1,740.05	548.80	—
Other Sales and Distribution Expenses	421.80	595.90	0.08
Cost of Handsets and Accessories	13,275.40	8,387.80	—
Less Sales realisation	13,216.30	8,367.20	—
Net Expenses on Handset Operation	59.10	20.60	—
Advertisement and Business Promotion	—	—	0.84
Total	**2,226.45**	**1,165.30**	**1.63**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule P			
General and Administration Expenses			
Hire Charges of Vehicles, Furniture and Office Equipment	42.11	49.72	24.51
Electricity Expenses	17.60	157.52	20.65
Security Expenses	6.81	103.27	0.49
Insurance	12.25	19.74	2.15
Business Centre expenses	44.85	103.60	52.28
Rent	96.85	75.03	21.23
Rates and Taxes	2.26	0.94	0.86
Repairs and Maintenance — Others	15.86	53.84	5.52
Travelling and Conveyance	18.40	41.74	12.71
Telephone Expenses	9.30	29.22	11.08
Professional Fees	154.28	168.80	75.04
Printing and Stationery	23.36	52.94	8.51

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Postage and Courier	10.15	24.44	1.27
Bank Charges	44.58	36.23	2.28
Exchange Differences (net)	320.80	(251.37)	(0.57)
Auditors' Remuneration	11.75	11.75	1.50
Wealth Tax	2.80	1.19	—
Loss on Discarding of Assets	2.55	3.58	0.55
Other Administration and Miscellaneous Expenses	35.56	127.38	71.08
Total	**872.13**	**809.55**	**311.13**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule Q			
Finance Charges			
Amortisation of Discount — Debentures	3,006.96	2,294.28	1,314.99
Finance Charges on Leased Assets	51.08	56.92	36.00
Amortisation of Discount-Others	306.78	1,296.62	283.82
Other Interest	128.13	329.42	0.01
Less: Interest income (Includes Tax Deducted at Source for 2005-06 Rs.18.2 millions; 2004-05 Rs.10.3 millions)	(2,959.00)	(5,220.82)	(1,661.13)
Total	**533.94**	**(1,243.59)**	**(26.31)**

Reliance Communications Infrastructure Limited
Schedule R

Significant Accounting Policies

1. Basis of Preparation of Financial Statements

The Financial Statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956.

2. Use of Estimates

The presentation of financial statements in conformity with the generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

3. **Own Fixed Assets**

(a) Fixed Assets are stated at cost less accumulated depreciation/amortisation and impairment loss, if any. All costs, including financing costs till commencement of operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations relating to borrowings attributable to fixed assets are capitalised.

(b) Expenditure incurred relating to project prior to commencement of project is considered as Project development expenditure and is shown under Capital Work in Progress.

4. **Leased Assets**

(a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

(b)

(i) Finance leases prior to 1 April 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance Leases on or after 1 April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The Principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

(c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commisioning the assets are capitalised.

5. **Revenue Recognition**

The company recognises Service income from Internet Service Provision (ISP), Internet Data Centre Services (IDC), Provision of Infrastructure, Commission and Marketing Income on accrual basis. Service Income includes Service Tax, wherever applicable.

6. **Depreciation and Amortisation**

(a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

(b) Lease hold lands are amortised over the period of lease term.

(c) Depreciation on assets taken on finance lease is provided over the remaining period of lease or on the useful life of the assets whichever is shorter from the date of capitalisation.

(d) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(e) Goodwill on acquisition or merger of business is written off in the year of acquisition or merger.

(f) Intangible assets, namely right of connectivity is amortised equally over the period of agreement from the date of commencement of commercial services or the acquisition of such rights, whichever is later.

(g) Depreciation on duct and optical fiber network has been provided on straight line method.

7. **Inventories**

Items of Inventories are measured at lower of cost or net realisable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis.

8. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing on the date of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at the year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(c) Non-Monetary foreign currency items are carried at cost.

(d) Any Income or expense on account of exchange difference either on settlement or on translation, is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of the fixed assets.

9. Investments

Current investments are carried at the lower of cost and quoted/fair value. Long term investments are stated at cost.

10. Employee Retirement Benefits

(a) Company's Contribution to Providend Fund and Superannuation are provided as per statute/rules.

(b) Gratuity and Leave Encashment are provided on the basis of acturial valuation.

11. Borrowing Cost

(a) Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets till the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(b) The difference between the issue price and maturity value of non-convertible non-interest bearing debentures is amortised equitably over the tenure of the debentures.

12. Leases

Lease rentals are expensed with reference to lease terms and other considerations except for rentals pertaining to the period up to the date of commissioning of assets are capitalised.

13. Miscellaneous Expenditure

Preliminary Expenses are charged to profit and loss account as and when they are incurred.

14. Provision for Current Tax and Deferred Tax

(a) Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

(b) Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax assets is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future.

15. Premium on Investments in Preference Shares

Premium receivable on redemption of Investments in Preference Shares is recognised as income on accrual basis pro-rata over the maturity period of investments.

16. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

17. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent assets are neither recognised, nor disclosed in the financial statements.

Schedule S

Notes on Accounts

1. Previous years figures have been re-grouped, re-arranged and re-classified, wherever necessary.

2. **Project Development Expenditure (included under CWIP)**

	Upto 31 March 2006	Upto 31 March 2005	Upto 31 March 2004
		(Rs. in millions)	
Opening Balance	694.44	276.86	6 641.24
Stores, Spares and Consumables	30.35	0.97	17.46
Power, Water, Fuel and Electricity	2.28	—	213.35
Leased Line Rentals	0.00	—	35.65
Lease Rentals for Equipments	29.84	39.79	23.29
Hire Charges	40.97	61.82	33.03
Repairs and Maintenance	4.80	7.69	254.03
Payments to and provision for Employees and employees taken on deputation	0.03	—	60.28
Professional and Technical Fees	14.34	56.09	112.14
Administration Expenses	0.00	—	115.78
Rent for Offices, Warehouses and Guesthouses	21.87	17.25	64.94
Insurance	0.00	—	14.33
Travelling and Conveyance Expenses	19.28	11.13	15.34
Application and Processing Fees	0.00	—	0.90
Bank Charges	0.71	2.96	2.84
Membership and Subscription Fees	0.00	—	0.11
Advertisement and Business Promotion	0.00	—	1.48
Rates and Taxes	16.32	32.10	4.00
Interest	0.00	—	26.41
Amortisation of Discount on Debentures	705.56	819.43	2,311.19
Other Finance Expenses	0.00	—	0.08
Depreciation	71.28	87.21	79.17

	Upto 31 March 2006	Upto 31 March 2005	Upto 31 March 2004
		(Rs. in millions)	
Other Miscellaneous Expenses	49.81	39.86	31.75
	1,007.44	**1,176.30**	3,417.54
Less: Sale of Scrap	**11.99**	**11.67**	7.89
Less: Capitalised during the year	**612.32**	**747.03**	9,774.03
Closing Balance	**1,077.57**	**694.45**	276.86

3. Borrowing cost capitalised in 2005-2006, 2004-2005 and 2003-2004 is Rs.705.6 million, Rs.819.4 million and Rs.2,323.3 million respectively.

4. **Auditor's Remuneration**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
(i) Audit Fees*	6.00	6.00	1.00
(ii) Tax Audit Fees	1.50	1.50	0.50
(iii) For Certification and Consultation	4.25	4.25	—
Total	**11.75**	**11.75**	**1.50**

* Excluding Service Tax

5. **Value of Imports on CIF basis in respect of**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Capital Goods	286.6	552.14	207.83
Stores, Spares and Packing Materials	—	36.69	40.66
Traded Goods	12,384.8	6,192.49	—

6. **Expenditure in Foreign Currency**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
a) Network Expenses	317.5	74.27	32.72
b) Professional Fees	4	28.75	78.29

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
c) Interest	35.3	4.97	—
d) Others	0	0.59	—
7. **Earnings in Foreign Currency**	**12.4**	**77.80**	**293.17**

8. **Managerial Remuneration**

	2005-2006	2004-2005	2003-2004
Salaries	0.5	—	—
Perquisites (Rs.11,008/-)	0	—	—
Contribution to provident fund and super-annuation fund (Rs.36,013/-)	0.1	—	—
Provision for Gratuity (Rs.14,431/-)	0	—	—
Total	**0.6**	—	—

Figures in Brackets are for Previous year.

9. **Turnover**

Product (s)	Unit	Year 2005-2006		Year 2004-2005		Year 2003-2004	
		Quantity	*(Rs. in millions)*	*Quantity*	*(Rs. in millions)*	*Quantity*	*(Rs. in millions)*
Communication Devices and Accessories	Each	50,70,957	13,216.26	29,93,541	8,367.20	—	—

Turnover excludes 45,995 quantity used for internal consumption in 2004-2005.

10. **Quantitative Details for Trading Items For 2005-2006 Product (s)**

	Unit	Opening Stock		Purchases		Closing Stock	
		Quantity	*(Rs. in millions)*	*Quantity*	*(Rs. in millions)*	*Quantity*	*(Rs. in millions)*
Communication Devices and Accessories	Each	7,34,881	3,028.6	54,49,868	12,673.59	11,13,792	2,426.70

	Unit	Opening Stock		Purchases		Closing Stock	
For 2004-2005 Product(s)		*Quantity*	*0*	*Quantity*	*0*	*Quantity*	*0*
Communication	Each	—	—	37,74,417	16,056.40	7,34,881	7,668.60

	Unit	Opening Stock		Purchases		Closing Stock	
For 2004-2005							
Product(s)		*Quantity*	*0*	*Quantity*	*0*	*Quantity*	*0*
Devices and Accessories....................							

Note:

* Stock of RCV's amounting to Rs.4,640.00 million has been written off from Op. Stock.

11. The Company being in the business of Telecommunication Services, Broadband Network and Internet Services is eligible for deduction u/s 80-IA (Tax Holiday) of Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, same is not recognised in books of accounts as at 31 March 2006 as per the Accounting Standards Interpretation (ASI) 3 read with Accounting Standard (AS-22) issued by The Institute of Chartered Accountants of India.

12. Finance Lease

(a) The Company has acquired assets on Finance Lease after 1 April 2001, amounting to Rs.499.8 million. Minimum Lease Rentals outstanding as of 31 March, in respect of these assets are as follows:

Due	Total Minimum Lease Payments Outstanding			Future Interest on Outstandings			Present Value of Minimum Lease Payments		
	2005-2006	2004-2005	2003-2004	2005-2006	2004-2005	2003-2004	2005-2006	2004-2005	2003-2004
					(Rs. in millions)				
Within One Year..................................	90.61	100.84	100.84	44.92	51.08	56.92	45.69	49.76	43.92
Later than one year and not later than five years	328.82	337.22	355.85	117.80	144.24	168.88	211.01	192.98	186.97
Later than five years:..........................	75.29	157.49	239.69	9.40	27.88	54.32	65.89	129.61	185.38
Total..	494.71	595.55	696.38	172.12	223.19	280.11	322.59	372.35	416.27

(b) General description of lease terms

(i) Lease rentals are charged on the basis of agreed terms

(ii) Assets are taken on lease over a period of 5 to 10 years

(c) Assets acquired on Finance Lease prior to 1 April 2001, amount to Rs.167.6 million in 2004-2005 and 2003-2004. The rentals recognised for the year 2004-2005 and 2003-2004 is Rs.43.3 million. In respect of this the Future Minimum Lease Payments as on 31 March 2005 amount to Rs.40. million (Rs.83.3 million in 2003-2004) as follows:

Due	**Future Minimum Lease Payments**	
	2004-2005	**2003-2004**
	(Rs. in millions)	
Within One Year..	39.99	43.33

Due	Future Minimum Lease Payments	
	2004-2005	2003-2004
	(Rs. in millions)	
Later than one year and not later than five years	—	39.99
Later than five years	—	—
Total	39.99	83.33

13. The Company has reported Segment Accounting as defined by Accounting Standard AS-17 in Consolidated Accounts of this Company, therefore Segment Accounting has not been given in Standalone Balance Sheet.

14. **Earning Per Share**

	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
a) Net Profit/(Loss) (Numerator used for calculation)	(21,030.70)	163.76	36.50
b) Weighted Average number of Equity Shares used as denominator for calculating EPS	2,000.00	2,000.00	2,000.00
c) Basic and Diluted Earning Per Share of Re 1 each	(10.52)	0.08	0.02

15. **Exceptional and Non - Recurring Items and Contingent Liabilities**

On review of the assets of the Company as at 31 March 2005, the Company has found that certain assets may not be realised in full and/or represent items which should not have been accounted for or in respect of which a provision have been made for a possible diminution in the value and accordingly the company has written off/made provision of the following items.

	2005-06	2004-2005	2003-2004
		(Rs. in millions)	
a. Loans and Advances	13,961.5	—	—
b. Fixed Assets	733.90	—	—
c. Capital work in Progress	1,049.3	—	—
d. Inventory	4,742.7	—	—

Provisions referred to in I above have been created during the current year and no amount has been utilised out of such provisions. The timing of actual outflow shall depend upon crystallisation of liabilities.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
II Contingent Liabilities			
a) Estimated amount of contracts remaining to be executed on capital accounts and not provided for......	721.50	3,379.54	6,939.90
b) Outstanding LCs from Banks	13,693.30	2,221.94	1.41
c) Claims against the company not acknowledged as debts (these represents claims made by various authorities on company on account of cable cut and other damages)	152.30	387.12	352.80
d) Disputed Liabilities in Appeal:			
Sales Tax	100.13	44.76	25.04
Entry Tax................................	27.30	55.32	16.34

16. The Company is required to provide Rs.964.70 million in 2005-2006, Rs.2,309.20 million in 2004-2005 and Rs.1,732.30 million in 2003-2004 as Debenture Redemption Reserve (DRR) as per Section 117C of Companies Act, 1956. However the Company has provided Rs.202.60 million in upto 2005-2006, Which include Rs.163.80 million in 2004-2005 and 38.80 million in 2003-2004 being amount equivalent to Profit after Tax for the respective years and balance DRR of Rs.762.10 million shall be created out of profits, if any, in the future years.

17. Hitherto, it was the practice of the Company to provide for depreciation on Duct and Optical Fibre Network at 10.34 per cent. In 2005-2006, the Company has reassessed the useful life of these assets and provided depreciation on a useful life of 20 years. This change has the effect of decreasing depreciation charge for the period April to March 2006 by Rs.1,959.10 million and decreasing the loss for the period by the like amount.

18. The company hitherto amortised Preliminary Expenses over a period of five years. Effective 1 April 2005 the above expenses are charged off as and when incurred. Accordingly the company has written off Preliminary Expenses amounting to Rs.5.7 million during the period resulting in loss being higher to the extent of Rs.2.9 million.

19. The Honourable High Court of Gujarat had sanctioned a Scheme of Arrangement under which the Investment undertaking of the Company, shall be demerged and vested in Reliance Mobile Limited. The appointed date of the sanctioned scheme was 1 April 2004. The Honourable High Court of Gujarat has approved modification(s) to the said scheme for change in the Appointed date to 1 April 2005 and other consequential changes. The Company submitted a petition to the High Court of Gujarat to recall the order earlier passed by the Court approving the said demerger, which has since been approved by the Court and hence the demerger has been called off.

List of Related Parties as at 31 March 2006

20. Related Party disclosures as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under:

a)	Name of the Related Party	Relationship
1	Reliance Communications Rajasthan Ltd	Subsidiary Companies
2	Reliance Mobile Limited	Subsidiary Companies
3	Matrix Innovations Limited	Subsidiary Companies
4	Reliance Communication Ventures Limited (with effect from 13 January 06)	Associate Companies
5	Reliance Infocomm Limited	Associate Companies
6	Reliance Communications Technologies Limited	Associate Companies
7	Reliance Software Solutions Private Ltd	Associate Companies
8	Reliance Communications Solutions Private Ltd	Associate Companies
9	Reliance Webstores Ltd	Associate Companies
10	Reliance Digital World Limited (upto 30 March 06)	Associate Companies
11	Paradox Studios Limited (upto 30 March 06)	Associate Companies
12	Synergy Entrepreneur Solutions P Ltd	Associate Companies
13	Synergy Infocomm Solutions P Ltd	Associate Companies
14	Gateway Systems (India) Ltd	Associate Companies
15	Reliance Communications Investments and Leasing Limited	Associate Companies
16	Reliance Gateway Net Limited	Associate Companies
17	Reliance National Communications Ltd	Associate Companies
18	Reliance Global.Com Ltd	Associate Companies
19	Reliance Infocomm BV	Associate Companies
20	Reliance Infocomm Inc.	Associate Companies
21	Reliance Communications International Inc.	Associate Companies
22	Reliance Communications Inc.	Associate Companies
23	Reliance Communications Canada Inc	Associate Companies
24	Reliance Netway Inc.	Associate Companies
25	Reliance Communications UK	Associate Companies
26	Reliance Communications Hongkong Limited	Associate Companies
27	Reliance Infoinvestments Ltd	Associate Companies
28	NIS Sparta P Ltd (Upto 30 March 2006)	Associate Companies
29	Netizen Rajasthan Pvt Ltd	Associate Companies

30	Reliance Infocomm Solutions P Ltd	
31	Netizen Gujarat Ltd	
32	Flag Telecom Group Limited and its Subsidiaries	
33	Reliance Communications Maharashtra P Ltd	
34	Reliance Communications Himachal Pradesh Pvt Ltd	
35	Reliance Communications West Bengal Pvt Ltd	
36	Reliance Communications Delhi P Ltd	
37	Reliance Communications Tamilnadu P Ltd	
38	Reliance Communications Jammu and Kashmir P Ltd	
39	Reliance Communications Haryana P Ltd	
40	Reliance Infosoft Private Limited	
41	Karma Commercial Pvt Ltd	
42	Gurukul Commercial Pvt Ltd	
43	Parikrama Commercial Pvt Ltd	
44	Reliance Industries Limited (upto 13 January 06)	
45	Ambani Enterprises Private Limited (with effect from 27 August 05)	
46	Panthar Consultants Private Limited (with effect from 21 February 06)	
47	Shri Anil D Ambani (with effect from 27 August 05)	Others
48	Shri Tulsi S. Dadlani (with effect from 26 June 05)	Key Managerial Personnel
49	Shri Mukesh D. Ambani (upto 26 June 05)	Key Managerial Personnel

b)

Sr. No.	Nature of Transactions (Excluding reimbursements)	2005-2006 Subsidiaries	Associates	Key Management Personnel	Total
			(Rs. in millions)		
1	**Debentures Issued**				
	Balance as at 1 April	—	25,394.00	—	25,394.00
	Taken During the year	—	27,464.12	—	27,464.12
	Discount Accrued During the Year	—	2,593.96	—	2,593.96
	Repaid during the year	—	55,452.09	—	55,452.09
	Balance as at 31 March 2005	—	—	—	—
2	**Loans Taken**				
	Balance as at 1 April	—	—	—	—
	Taken During the year	—	48,290.10	—	48,290.10
	Repaid during the year	—	38,685.60	—	38,685.60
	Balance as at 31 March 2005	—	9,604.50	—	9,604.50
3	**Fixed Assets/Capital Work in Progress**	—	—	—	—
	Original Cost of Assets taken on Lease as on 1 April 2004	—	424.50	—	424.50
	Assets taken on Lease during the year	—	—	—	—
	Paid during the year	—	424.50	—	—
	Balance of Assets taken on Lease as at 31 March 2005	—	—	—	—
	Assets Purchased during the year	—	—	—	—
4	**Investments**	1.10	29,608.21	—	29,609.31
	Balance as at 1 April 2004	0.40	—	—	0.40
	Purchased during the year	—	—	—	—
	Transferred during the year	—	—	—	—
	Sold/Redeemed during the year	—	—	—	—
	Retransferred during the year	—	—	—	—
	Balance as at 31 March 2005	1.50	29,608.21	—	29,609.71
5	**Sundry Debtors as at 31 March 2005**	—	602.31	—	602.31
6	**Other Current Assets**	—	396.49	—	396.49
7	**Loans and Advances**	—	—	—	—
i)	**Loans Given**	—	—	—	—
	Balance as at 1 April	544.07	34,963.10	—	35,507.17
	Given during the year	0.37	0.04	—	0.41
	Returned during the year	176.09	19,408.21	—	19,584.30
	Provided for	367.00	13,130.97	—	13,497.97
	Balance as at 31 March	1.34	2,423.96	—	2,425.30
	Interest Receivable	—	0.66	—	0.66
ii)	**Advances recoverable in cash or in kind**	—	—	—	—
	Balance as at 1 April 2004	—	—	—	—
	Given/Accrued during the year	—	—	—	—

b) 2005-2006

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Management Personnel	Total
			(Rs. in millions)		
	Returned/Adjusted during the year	—	—	—	—
	Balance as at 31 March	—	—	—	—
8	**Sundry Creditors**				
	Balance as at 31 March	1.06	4,197.29	—	4,198.35
9	**Other Liabilities**				
i)	**Other Liabilities**				
	Balance as at 31 March 2005	—	5,872.30	—	5,872.30
ii)	**Lease Liability**	—	—	—	—
	Balance of Liability as on 1 April	—	347.01	—	347.01
	Assets taken on Lease during the year	—	—	—	—
	Paid during the year	—	—	—	—
	Balance of Liability as on 31 March	—	314.29	—	314.29

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Management Personnel	Total
			(Rs. in millions)		
10	**Advance Income Received**	—	**37,051.60**	—	**37,051.60**
11	**Turnover**	—	—	—	—
	Services	—	2,509.21	—	2,509.21
	Sales and Marketing Income	—	2,048.93	—	2,048.93
12	**Sale of Investments**	—	—	—	—
13	**Other Income**	—	—	—	—
	Interest Earned	—	2,013.74	—	2,013.74
	Profit on Redemption of Preference Shares	—	—	—	—
	Premium on Investments in Preference Shares	—	311.90	—	311.90
	Miscellaneous Income	—	—	—	—
14	**Purchases**	—	—	—	—
	Communication Devices	—	—	—	—
	Resin and Duct Job Processing	—	—	—	—
15	**Expenditure**				
	Lease Rentals	—	49.48	—	49.48
	Network Expenses	—	1,699.11	—	1,699.11
	Sales and Distribution Expenses	—	—	—	—
	Amortisation of Other Discount	—	306.78	—	306.78
	Amortisation of Discount on Debentures	—	2,593.96	—	2,593.96
	Hire Charges	—	—	—	—
	Other Expenses	—	50.98	—	50.98
	Interest	—	71.84	—	71.84

(c) Significant Related Party Transactions

1. During the year Deep Discount Bonds have been transferred from Reliance Industries Ltd to Reliance Communication Ventures Ltd and the same have been redeemed by Reliance Communication Ventures Ltd amounting to Rs.27,547.4 million (Previous Year Rs.NIL).

2. Sundry Debtors includes from Reliance Webstores Limited Rs.587.3 million (Previous Year Rs.185.3 million).

3. Other Current Assets include Premium Receivable on Preference shares from Reliance Infocomm Limited Rs.396.5 million (Previous Year Rs.84.6 million).

4. Loans taken and repaid during the year include Rs.27,604.4 million from Reliance Communications Ventures Ltd and Rs.9,604.5 million taken from Reliance Infocomm Ltd. (Previous Year Rs.NIL).

5. Loans returned during the year include Rs.16,000 million from Reliance Industries Limited (Previous Year Rs.NIL).

6. Provisions for Loans and Advances include Rs.13,131 million on account of Synergy Entrepreneur Solutions Pvt Ltd (Previous Year Rs.NIL) and Rs.367 million for Matrix Innovations Ltd (Previous Year Rs.NIL).

7. Sundry Creditors include dues to Reliance Infocomm Limited Rs.3,126.5 million (Previous year Rs.3,845.1 million) and Flag Telecom Group Rs.688.6 million. (Previous Year Rs.538.7 million).

8. Other liabilities includes dues to Reliance Infocomm Limited Rs.5,835.2 million (Previous Year Rs17,351.3 million).

9. Lease liability includes dues to Reliance Communications Ventures Limited Rs.314.3 million (Previous Year Rs.NIL).

10. Advance Income received includes from Reliance Infocomm Limited Rs.37,051.6 million (Previous Year Rs.39,158.8 million).

11. Service Income includes to Reliance Infocomm Limited Rs.2,286.2 million (Previous Year Rs.3,630.7 million).

12. Sales and Marketing Income includes Reliance Infocomm Limited Rs.815 million (Previous Year Rs.5,373 million) and Reliance Webstores Limited Rs.1,227.6 million. (Previous Year Rs.1,106.3 million).

13. Interest includes from Reliance Industries Limited Rs.1,391.7 million (Previous Year Rs.952.3 million) and Synergy Entrepreneur Solutions Pvt Ltd Rs.375.1 million (Previous Year Rs.2,706.1 million) and Reliance Communications Ventures Ltd Rs.2,469 million (Previous Year Rs. NIL).

14. Premium on Investments in Preference Shares includes from Reliance Infocomm Limited Rs.311.9 million (Previous Year Rs.84.6 million).

15. Expenditure includes Lease Rentals to Reliance Industries Limited Rs.20.6 million (Previous Year Rs.53.6 million) and Rs.28.9 million to Reliance Communications Ventures Ltd (Previous Year Rs. NIL), Network Expenses to Reliance Infocomm Limited Rs.1,353.1 million (Previous Year Rs.1,381.3 million), Amortisation of Other Discount to Reliance Infocomm Limited Rs.306.8 million (Previous Year Rs.1,296.6 million), Amortisation of Discount on Debentures to Reliance Industries Limited Rs.2,210.4 million (Previous Year Rs.2,073.4 million) and Rs.383.6 million. Crore to Reliance

Communications Ventures Ltd (Previous Year Rs. NIL), Interest paid to Reliance Infocomm Ltd Rs.71.8 million (Previous Year Rs.NIL).

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies

		Name of Subsidiary Company	Reliance Communications Rajasthan Limited	Reliance Mobile Limited	Matrix Innovations Private Limited
1		The Financial Year of the Subsidiary Company ended on	31 March 2005	31 March 2005	31 March 2005
2		Date from which they became Subsidiary Company	31 March 2004	6 July 2004	31 March 2005
3	a	Number of Shares held by Reliance Communications Infrastructure Limited with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	50,000 Equity Shares of the Face Value Rs.10 each fully paid-up	50,000 Equity Shares of the Face Value Rs.10 each fully paid-up	10,000 Equity Share of the Face Value Rs.10 each fully paid-up
	b	Extent of interest of Holding Company at the end of the financial year of the Subsidiary Companies	100.00%	100.00%	100.00%
4		The net aggregate amount of the Subsidiary Company Profit/(Loss) so far as it concerns the members of the Holding Company			
	a	Not dealt with in the Holding Company's accounts:			
	i)	For the financial year ended 31 March 2005	(Rs.9,017)	(Rs.7,389)	Rs.3,71,241
	ii)	For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiary	(Rs.25,577)	(Rs.7,87,721)	(Rs.8,025)
	b	Dealt with in the Holding Company's accounts:			

i) For the financial year ended 31 March 2005	—	—	—
ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiary	—	—	—

Note:

(20) Matrix Innovations Private Limited is being converted into public Company in terms of Section 3 (1)(iv)(c) of the Companies Act, 1956.

Auditors Report

Auditor's Report

To, the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of Reliance Telecom Limited as at 31 March 2006, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government in terms of section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   (v) on the basis of written representations received from the directors, as on 31 March 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as

on 31 March 2006 from being appointed as a director in terms of Clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

(vi) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2006;

(b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

(c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner

Membership No.: 45882

Place: Mumbai

Dated: 30 April 2006

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner

Membership No.: 31467

Place: Mumbai

Dated: 30 April 2006

Auditors Report

Annexure to Auditor's Report
Re: Reliance Telecom Limited
Referred to in paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of Clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable.

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has not granted/taken any loans to/from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956, and consequently Clauses iii(a) to iii(g) of paragraph 4 of the Order are not applicable.

(v) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of services. During the course of our audit, we have not observed any major weaknesses in the internal controls.

(vi) In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register in pursuance of Section 301 of the Companies Act, 1956 and hence the question of commenting on reasonableness of prices does not arise.

(vii) The Company has not accepted deposits from the public within the meaning of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956, where applicable and the rules framed there under. We are informed that no order has been passed by the Company Law Board or Reserve Bank of India or any Court or any other Tribunal.

(viii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost records under Section 209 (1) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) In our opinion and according to the information and explanations given to us, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues with the appropriate authorities where applicable. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31 March 2006 for a period of more than six months from the date of becoming payable.

(b) According to the information and explanations given to us, there are no cases of non-deposit with appropriate authorities of disputed dues of income tax, sales tax, service tax, custom duty, wealth tax, excise duty and cess except in respect of disputed statutory dues aggregating to Rs.309.80 million, that have not been deposited on account of matters pending before appropriate authorities, as under.

Sr. No.	Name of the Statue	Nature of the Dues	Amount of Dispute (Net)	Forum where dispute is pending
			(Rs. in millions)	
1	Sales Tax Act of Various States	Sales Tax	112.60	Appeal before ACCT
			5.50	Appeal before DCCT
			44.80	Appeal before JCCT

Sr. No.	Name of the Statue	Nature of the Dues	Amount of Dispute (Net)	Forum where dispute is pending
			(Rs. in millions)	
			11.40	Pending before the Hon'ble High court
			133.90	Pending before Tribunal
	Total		308.20	
2	Entry Tax Act of Various States	Entry Tax	1.60	Pending before Tribunal
	Total		1.60	

(xi) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the financial year under report and the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financial institutions.

(xiii) In our opinion and according to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) The Company has not obtained any term loan during the year and hence the question of commenting on application thereof does not arise.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that funds raised on short-term basis aggregating to Rs.2,295.30 million have been used for long term investment viz acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created security/charge in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah

Chartered Accountants

(Rajesh D. Chaturvedi)

Partner

Membership No.: 45882

Place: Mumbai

For Deloitte Haskins & Sells

Chartered Accountants

(A. Siddharth)

Partner

Membership No.: 31467

Place: Mumbai

Dated:

Dated:

Auditor's Report

To the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of Reliance Telecom Limited as at 31 March 2005, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government in terms of section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   (v) on the basis of the written representations received from the directors, as on 31 March 2005, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2005 from being appointed as a director in terms of Clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   (vi) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (a) in case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2005;

      (b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

sd/-
(Rajesh D. Chaturvedi)

Partner

Membership No.: 45882

Place: Mumbai

Dated: 25 April 2005

For Deloitte Haskins & Sells
Chartered Accountants

sd/-
(A. Siddharth)

Partner

Membership No.: 31467

Place: Mumbai

Dated: 25 April 2005

Annexure to Auditor's Report

Re: Reliance Telecom Limited

Referred to in paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of Clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable.

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and nature of its assets. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has granted loan of 15 million to one company covered in the register maintained under section 301 of the Companies Act, 1956.

(b) In our opinion, the rate of interest and other terms and conditions on which loan has been given to a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(c) The party has repaid the principal and paid interest during the year.

(d) The Company has taken loan of 770 million from one company covered in the register maintained under section 301 of the Companies Act, 1956.

(e) In our opinion, the rate of interest and other terms and conditions on which loan has been taken from a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(f) The payment of interest and repayment of principal amount is regular in respect of loan taken from a company listed in the register maintained under section 301 of the Companies Act, 1956.

(v) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of services. During the course of our audit, we have not observed any major weaknesses in internal controls.

(vi) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion and according to the information and explanations given to us, there are no transactions made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and exceeding the value of Rs. 0.50 million in respect of each party.

(vii) The Company has not accepted deposits from the public within the meaning of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956, where applicable and the rules framed there under. We are informed that no order has been passed by the Company law board or Reserve Bank of India or any Court or any other Tribunal.

(viii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost Records under Section 209 (1) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) According to the records of the company, undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income–tax, sales-tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues where applicable have been generally regularly deposited with appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31 March 2005 for a period of more than six months from the dates of becoming payable.

(b) According to the information and explanations given to us, there are no cases of non-deposit with appropriate authorities of disputed dues of sales tax, income tax, custom duty, wealth tax, service tax, excise duty and cess except in respect of disputed statutory dues aggregating to Rs.227.79 million, that have not been deposited on account of matters pending before appropriate authorities, as under:

Sr. No.	**Name of the statute**	**Nature of the Dues**	**Amount of Dispute (Net)**	**Forum where dispute is pending**
			(Rs. in millions)	
1.	Sales Tax Act of Various states	Sales Tax	117.97	Appeal before ACCT
			32.49	Appeals before DCCT
			11.13	Pending before the Hon'ble High court
			64.56	Pending before Tribunal
	Total		226.13	
2.	Entry Tax of various states.	Entry Tax	1.67	Pending before Tribunal
	Total		1.67	

(xi) In our opinion, the accumulated losses of the Company are not more than fifty percent of its net worth. The company has not incurred any cash losses during the financial year covered by our audit and in the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financials institutions.

(xiii) In our opinion and according to the information and explanations given to us, the company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) The Company has not obtained any term loan during the year and hence the question of commenting on application thereof does not arise.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that funds raised on short term basis aggregating to Rs.2,754.53 million which have been used for long term investment viz. acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created securities/charge in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the course of our audit

For Chaturvedi & Shah
Chartered Accountants
sd/-
(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 25 April 2005

For Deloitte Haskins & Sells
Chartered Accountants
sd/-
(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 25 April 2005

Auditor's Report

To, the members of Reliance Telecom Limited

1. We have audited the attached Balance Sheet of Reliance Telecom Limited as at 31 March 2004, the Profit and Loss Account and also the Cash Flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the

financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;

   (v) on the basis of the written representation received from the directors, as on 31 March 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2004 from being appointed as a director in terms of Clause (g) of sub-section (1) of section 274 of the Companies Act 1956;

   (vi) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, read with the significant accounting policies and notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (a) in case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2004;

      (b) in case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (c) in case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner
Membership No.: 45882
Place: Mumbai
Dated: 26 June 2004

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner
Membership No.: 31467
Place: Mumbai
Dated: 26 June 2004

Annexure to Auditor's Report

Re: Reliance Telecom a Limited

Referred to in paragraph 3 of our report of even date

(i) The nature of the Company's activities during the year are such that the requirements of Clause (xiii) and (xiv) of paragraph 4 of the Order are not applicable.

(ii) (a) The Company has maintained proper records, showing full particulars including quantitative details and situation of its fixed assets.

(b) We are informed that most of the fixed assets have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable having regards to the size of the Company and nature of its assets. No material discrepancies were noticed on such verification.

(c) There has not been any significant disposal of fixed assets during the year.

(iii) (a) The inventory (spare parts and communication devices) has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company has maintained proper records of inventories. No material discrepancies were noticed on verification.

(iv) (a) The Company has taken loan from one company covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year and the year end balance of loan taken from such company was Rs.770.0 million. The Company has not granted any loan to companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

(b) In our opinion, the rate of interest and other terms and conditions on which loan has been taken from a company listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the company.

(c) The repayment of principal amount and interest payment has not yet started.

(d) There is no overdue amounts in respect of loan taken from a company listed in the register maintained under section 301 of the Companies Act, 1956.

(v) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets. The Company being a service company does not sell goods. During the course of our audit, we have not observed any major weaknesses in internal controls.

(vi) (a) In our opinion that, the transactions that need to be entered into the register maintained under Section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and according to the information and explanations given to us, there are no transactions made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 and exceeding the value of Rs.0.50 million in respect of each party.

(vii) The Company has not accepted deposits from the public within the meaning of Section 58A and 58AA of the Companies Act, 1956 and the Rules framed there under. We are informed that no order has been passed by the Company law Board.

(viii) In our opinion, the company has an internal audit system commensurate with its size and nature of its business.

(ix) The Central Government has prescribed maintenance of Cost Records under Section 209 (I) (d) of the Companies Act, 1956. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(x) (a) According to the records of the company, undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, customs duty, excise duty, cess and other material statutory dues where applicable have been generally regularly deposited with appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31 March 2004 for a period of more than six months from the date of becoming payable.

(b) The disputed statutory dues aggregating to Rs.153.20 million, that have not been deposited on account of matters pending before appropriate authorities are as under:

Sr. No.	Name of the statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			(Rs. in millions)		
1.	Sales Tax Act of Various states	Sales Tax	0.53	A.Y.1997-1998	Appeal before Tribunal
			18.97	A.Y.1998-1999	Pending before Tribunal
			1.30	A:Y.1998-1999	DCCT Appeals
			1.09	A.Y.1999-2000	Pending with Joint Commissioner.
			0.83	A.Y.1999-2000	Pending before tribunal
			24.09	A.Y.2000-2001	Pending before tribunal
			1.97	A.Y.2000-2001	DCCT Appeals
			8.30	A.Y.2000-2001	DCCT Appeals
			11.31	A.Y.2001-2002	Pending before tribunal
			0.10	A.Y.2001-2002	Pending with Joint Commissioner
			11.10	A.Y.2001-2002	Pending before High Court
			62.92	A.Y.2002-2003	Pending before tribunal
			2.07	A.Y.2003-2004	Appeal filed before ACCT.
	Total		**144.60**		
2.	Entry Tax of various states	Entry Tax	1.75	A.Y.1998-1999	DCCT Appeals
			2.25	A.Y.1999-2000	DCCT Appeals

Sr. No.	Name of the statute	Nature of the Dues	Amount of Dispute (Net)	Period to which the amounts relates	Forum where dispute is pending
			4.59	A.Y.2000-2001	DCCT Appeals
	Total		**8.59**		

(xi) The accumulated losses of the Company are less than fifty percent of its net worth. The company has not incurred any cash losses during the financial year covered by our audit or in the immediately preceding financial year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to banks or debenture holders. The Company does not have borrowings from financials institutions.

(xiii) In our opinion and according to the information and explanations given to us, the company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xv) No term loans were raised by the Company during the year.

(xvi) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short term basis have been used for the long term investment except amounts aggregating to Rs.2,838.7 million which have been used for acquisition of fixed assets.

(xvii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xviii) The Company has created securities in respect of debentures issued.

(xix) During the year, the Company has not raised money by public issue(s).

(xx) In our opinion and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh D. Chaturvedi)
Partner

Membership No.: 45882

Place: Mumbai

Dated: 26 June 2004

For Deloitte Haskins & Sells
Chartered Accountants

(A. Siddharth)
Partner

Membership No.: 31467

Place: Mumbai

Dated: 26 June 2004

Reliance Telecom Limited
Balance Sheet as at 31 March 2006

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
			(Rs. in millions)	
Sources of Funds				
Shareholders' Fund				
Share Capital	'A'	649.30	649.30	649.30
Reserves and Surplus	'B'	443.08	140.50	26.50
		1,092.38	**789.80**	**675.80**
Loan Funds				
Secured Loans	'C'	—	1,193.83	2,741.54
Unsecured Loans	'D'	1,250.00	1,550.00	770.00
		1,250.00	**2,743.83**	**3,511.54**
Total		**2,342.38**	**3,533.63**	**4,187.34**
Application of Funds				
Fixed Assets	'E'			
Gross Block		10,713.62	9,062.70	7,408.37
Less: Depreciation/Amortisation		7,469.81	4,855.55	2,904.04
Net Block		**3,243.81**	**4,207.15**	**4,504.33**
Capital Work-in-Progress		143.35	394.69	89.55
		3,387.16	**4,601.84**	**4,593.88**
Investments	'F'	0.52	30.50	31.00
Current Assets, Loans and Advances				
Current Assets	'G'			
Inventories		22.53	33.42	15.86
Sundry Debtors		259.94	206.54	231.60
Cash and Bank Balances		11.35	8.62	10.68
		293.83	**248.58**	**258.14**
Loans and Advances	'H'	373.18	246.39	118.34
		667	**494.97**	**376.48**
Less: Current Liabilities and Provisions	'I'			
Current Liabilities		1,648.17	1,669.40	902.58
Provisions		64.17	19.90	9.74
		1,712.34	**1,689.30**	**912.32**
Net Current Assets		**(1,045.33)**	**(1,194.33)**	**(535.84)**
Miscellaneous Expenditure	'J'	0.03	7.00	9.58
(To the extent not written off or adjusted)				
Profit and Loss Account		—	88.62	88.72
Total		**2,342.38**	**3,533.63**	**4,187.34**

	Schedule	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
			(Rs. in millions)	
Significant Accounting Policies.................	'R'			
Notes on Accounts.....................................	'S'			

Reliance Telecom Limited

Profit and Loss Account for the year ended 31 March 2006

	Schedule	2005-2006	2004-2005	2003-2004
			(Rs. in millions)	
Income				
Gross Billing Revenue		**7,154.93**	4,899.67	3,852.45
Less: Service Tax		**565.58**	370.37	240.49
Net Billing Revenue		**6,589.35**	**4,529.30**	**3,611.96**
Other Income	'K'	1.42	2.67	0.15
		6,590.77	**4,531.97**	**3,612.11**
Expenditure				
Access Charges and Licence Fees	'L'	1,884.54	1,196.43	988.35
Network Operation expenses	'M'	534.16	378.14	283.22
Sales and Marketing expenses	'N'	293.93	133.03	53.21
Personnel expenses	'O'	252.84	174.28	143.81
Administrative expenses	'P'	343.52	222.52	225.56
		3,308.99	**2,104.40**	**1,694.15**
Operating Profit before depreciation/amortisation and finance expenses		3,281.78	2,427.57	1,917.96
Finance expenses	'Q'	229.43	350.54	518.93
Profit before depreciation/amortisation		**3,052.35**	**2,077.03**	**1,399.03**
Depreciation/Amortisation		2,618.00	1,953.22	1,385.45
(Refer Note 3 of Schedule 'S')				
Profit before Tax		**434.35**	**123.81**	**13.58**
Provision for Tax				
Current Tax		35.93	9.71	1.04
Fringe Benefit Tax		7.22	—	—
Profit after Tax		**391.20**	**114.10**	**12.54**
Add: Deficit brought forward from previous year		(88.62)	**(88.72)**	(88.76)
Transferred From Debenture Redemption Reserve		140.50	—	—
Amount available for Appropriations		**443.08**	**25.38**	**(76.22)**
Appropriations				
Debenture Redemption Reserve		—	114.00	12.50
(Refer Note 16 of Schedule "S")				
General Reserve		—	—	—
Deficit carried to Balance Sheet		**443.08**	**(88.62)**	**(88.72)**
Basic and Diluted Earning per share		**19.40**	**5.50**	**0.40**

	Schedule	2005-2006	2004-2005	2003-2004
			(Rs. in millions)	
(Equity Shares having Face Value of Rs.10/-Each) (Refer Note 14 of Schedule "S")				
Significant Accounting Policies.................	'R'			
Notes on Accounts.....................................	'S'			

Reliance Telecom Limited

Cash Flow Statement for the year ended 31 March 2005

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
A: Cash Flow from Operating Activities:			
Profit before tax	434.35	123.81	13.58
Adjusted for:			
Loss on Sale of Fixed Assets (Net)	2.10	1.12	1.16
Depreciation/Amortisation	2,618.00	1,953.22	1,385.45
Finance Expenses	229.44	350.54	518.93
Deferred Revenue Expenditure written off	6.90	3.05	2.97
Provision for Doubtful Debts	1.50	0.36	0.22
Project Development Expenditure written off	—	29.89	—
Loss on Sale of Long term Investments — Non Trade	—	0.00	—
Profit on Sale of Short Term Investments — Others	(0.44)		
Dividend from Short Term Investments — Others	(0.38)		
Interest income	(0.60)	(2.65)	—
Lease Rentals	14.94	19.81	19.81
Preliminary Expenses written off	0.03	0.03	0.03
Diminution in value of Investment	30.00		
Operating Profit before Working Capital Changes	**3,335.00**	**2,479.18**	**1,942.16**
Adjusted for:			
Trade and Other Receivables	(127.20)	(128.93)	378.55
Debtors	(54.90)	24.70	(117.94)
Deferred revenue expenditure paid	—	(0.51)	(0.42)
Inventories	10.90	(17.56)	(2.87)
Trade Payables	22.40	846.95	151.48
Fringe Benefit Tax Paid	(6.30)	—	—
Cash generated from operations	**3,180.70**	**3,203.82**	**2,350.95**
B: Cash Flow from Investing Activities			
Purchase of Fixed Assets	(1,399.60)	(1,990.53)	(471.28)
Assets purchased on finance lease.	(11.81)	(9.99)	(8.58)
Sale of Fixed Assets	1.20	0.17	1.97
Application for share of Reliance Mobile Limited			
Application for share of Reliance Telephones Limited			
Sale of Investment			
Sale of Investment in Subsidiary Co. (Long Term	—	0.50	—

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Investment)			
Purchase of Units of Mutual Fund	(1,471.12)	—	—
Sale of Investments	1,471.60	—	—
Interest received	0.50	—	—
Net Cash used in Investing Activities	**1,409.23**	**(1,999.84)**	**(477.89)**
C: Cash Flow from Financing Activities			
Repayment of Secured loans	(1,193.60)	(1,547.88)	(1,573.78)
Proceed/(Repayment) from/of Working Capital Loan	(0.30)	0.16	(21.21)
Repayments of Loans/advances from a body Corporate (Net)	(1,550.00)	(770.00)	(430.00)
Unsecured loan taken from a body Corporate during the year	1,250.00	1,550.00	770.00
Lease Rentals	(14.94)	(19.81)	(19.81)
Interest received	—	2.65	—
Interest paid	(259.90)	(421.17)	(602.98)
	(1,768.74)	**(1,206.04)**	**(1,877.77)**
Adjustment for financing activities in respect of demerger		—	—
Net Cash used in Financing Activities	**(1,768.74)**	**(1,206.04)**	**(1,877.77)**
Net (Decrease) in Cash and Cash Equivalents	2.73	(2.06)	(4.71)
Cash and Cash Equivalents as at 31 March 2004 (Opening Balances)	8.62	10.68	15.39
Cash and Cash equivalents transferred on Demerger	—	—	—
Cash and Cash Equivalents as at 31 March 2005 (Closing Balances)	11.35	8.62	10.68

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'A'			
Share Capital			
Authorised:			
120,000,000 Equity Shares of Rs.10 each	1,200.00	1,200.00	1,200.00
100,000,000 Preference Shares of Rs.10 each	1,000.00	1,000.00	1,000.00
280,000,000 Unclassified Shares of Rs.10 each	2,800.00	2,800.00	2,800.00
	5,000.00	**5,000.00**	**5,000.00**
Issued, Subscribed and Paid up			
19,930,000 Equity Shares of Rs.10 each.	199.30	199.30	199.30
45,000,000 1% Non Convertible Cumulative Preference Shares of Rs.10 each.	450.00	450.00	450.00
Total	**649.30**	**649.30**	**649.30**

Note:

Preference Shares are redeemable

i) At any time after the expiry of 6 months from the date of allotment i.e 3 March 2003 and before the expiry of 20 years from the date of allotment, at a face value of Rs. 10/- each by giving one month notice either by Preference Shareholders or by the Company, or

ii) On the expiry of 20 years from the date of allotment at a price of Rs. 100/- per share (including Rs.90/- premium per share), in case options (i) stated above are not exercised.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'B'			
Reserves and Surplus			
Debenture Redemption Reserve			
As per Last Balance Sheet	140.50	26.50	14.00
Add/Less:	(140.50)	114.00	12.50
Transferred from/(to) Profit and Loss Account	—	**140.50**	**26.50**
General Reserve	—	—	—
Profit and Loss A/c	443.08	—	—
Total	**443.08**	**140.50**	**26.50**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'C'			
Secured Loans			
A. Debentures			
Secured Non Convertible Redeemable Debentures of the face value of Rs.5,00,000 each			
1. 10.25% Series II	—	—	155.40
2. 10.50% Series III	—	1,193.55	2,586.03
	—	**1,193.55**	**2,741.43**
B. Loans and Advances from a Bank			
Working Capital Loan	—	0.28	0.12
Total	—	**1,193.83**	**2,741.54**

Notes:

(21) Debentures of Rs.1,193.550 million are redeemed at par on 8 December 2005.

(22) Debentures were secured by way of legal mortgage on the immovable properties of the Company situated at Dombivli (East), Thane, Maharashtra on a second charge basis and a guarantee issued by a Financial Institution and Reliance Industries Limited against first mortgage/charge created on *pari passu* basis on all the movable/immovable properties, both present and future, of the company. The Debentures were redeemed on 8 December2005 and subsequently charge created on the assets of the Company has been released.

(23) Working Capital loan from a bank were secured by way of hypothecation of the Company's stock of raw materials, semi-finished goods, finished goods and consumable stores, book debts and receivables and all other current assets, movable properties including movable machinery spares, tools and accessories both present and future on a first charge basis to be shared on *pari passu* basis with a Financial Institution and subsequently charge created on the assets of the Company has been released.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'D'			
Unsecured Loans			
Short Term Loan from Others	—	0	770.00

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Commercial Paper	1,250.00	—	—
Others	—	1,550.00	—
Total	**1,250.00**	**1,550.00**	**770.00**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet

	Net Block		
	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Description			
Schedule 'E'			
Fixed Assets			
Own Assets:			
Lease Hold Land	1.20	1.21	1.22
Building	0.56	0.57	0.59
Plant and Machinery	3,123.80	3,680.22	3,350.05
Equipments	87.80	55.69	54.00
Furniture and Fixture	8.07	7.50	8.49
Vehicles	9.72	13.74	11.49
Sub-Total	**3,231.15**	**3,758.92**	**3,425.84**
Leasehold Developments	**9.17**	—	—
Intangible Assets			
Entry Fees for Telecom License (Refer Note c)	0.00	434.60	1,056.68
Software (Refer Note d)	0.26	0.38	0.41
Sub-Total	**0.26**	**434.98**	**1,057.08**
Leased Assets:			
Plant and Machinery	1.41	10.63	19.85
Office Equipments	0.01	0.12	0.24
Vehicles	1.70	2.49	1.31
Sub-Total	**3.11**	**13.24**	**21.40**

	Net Block		
	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Total	**3,243.69**	**4,207.15**	**4,504.32**
Previous Year			
Capital Work-In-Progress	**143.35**	**394.69**	**89.55**

Notes:

a) Additions to Fixed Assets and Capital Work in Progress includes Rs. 3.5 millions, 14.3 millions and Rs. 3.797 millions in 2005-06, 2004-05 and 2003-04 respectively on account of exchange gain/(loss).

b) Capital work in Progress includes:

	2005-06	2004-05	2003-04
		(Rs. in millions)	
Advance Against Capital Expenditure	78.20	37.00	8.10
Pre-Operative Expenses	NIL	NIL	29.89

c) Useful Life for Telcom License (Entry Fee) has been expired on 31 March 2006.

d) Balance Useful Life of Software as at 31 March 2006 is between one and four Years.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'F'			
Investments			
Long Term Investments			
Trade Investments			
In Equity shares of subsidiary companies -Unquoted, fully paid up			
50,000 Reliance Mobiles Limited of Rs.10 each	—	—	0.50

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
50,000 Reliance Telephones Limited of Rs.10 each	0.50	0.50	0.50
In Equity shares — Unquoted, fully paid up			
30,00,000 Reliable Internet Services Limited of Rs.10 each	30.00	30.00	30.00
Less: Provision for Diminution in value of Investments	(30.00)		
Short Term Investments			
In Other Investments in Units — Unquoted			
1,239 Reliance Liquidity fund of Rs.10 each	0.02	—	—
Total	**0.52**	**30.50**	**31.00**

Details of Investments Purchased and sold during the period

	April 2005-March 2006	
	Units	Cost
Particulars	*No's*	*Rs. in millions*
Reliance Liquid Fund — Treasury Plan Institutional Option (— Growth Option — Growth Plan)	6,112,170.554	100.00
Reliance Liquid Fund — Daily Dividend Option (— Cash Plan)	110,485,978.978	1,230.80
Reliance Liquid Fund — Treasury Plan Institutional Option (— Daily Dividend Option)	4,581,721.55	70.00
Reliance Liquid Fund — Daily Dividend Reinvestment Option (— Cash Plan)	7,020,243.303	70.22

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'G'			
Current Assets			
Inventories			
Spare parts	11.24	14.30	9.31
Communication Devices and Components	11.29	19.13	6.54

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
	22.53	**33.42**	**15.86**
Sundry Debtors (Subject to Confirmation)			
Over Six months	41.33	29.73	38.60
Others	221.61	178.33	194.16
	262.94	**208.06**	**232.76**
Less: Provision	3.00	1.52	1.16
	259.94	**206.54**	**231.60**
Cash and Bank Balances			
Cash on hand	2.22	2.85	1.99
Balance with Banks			
In Current Accounts with Scheduled Banks	9.12	5.77	8.69
	11.35	**8.62**	**10.68**
Total	**293.81**	**248.58**	**258.13**

Reliance Telecom Limited
Schedules forming part of the Balance Sheet

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
(i) Sundry Debtors	259.96	206.54	231.60
Schedule 'H'			
Loans and Advances			
Unsecured — (Considered Good)			
Loans to subsidiary companies	—	—	0.33
Advances recoverable in cash or in kind or for value to be received	**263.8**	**149.50**	**34.65**
Deposits	109.38	96.89	83.36
Total	**373.18**	**246.39**	**118.34**

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'I'			
Current Liabilities and Provisions			
Current Liabilities			
Sundry Creditors			
— Small Scale Industries @	98.81	28.46	6.62
— Others	603.90	880.81	118.70
Other liabilities	424.70	334.70	472.44
Lease Obligations (Refer note 5 of Schedule 'S')	5.20	17.01	25.16
Advance Billing and Prepaid Card Revenue	515.56	377.52	208.17
Interest accrued but not due on Loans	—	30.90	71.47
	1,648.17	**1,669.41**	**902.56**
Provisions			
For Income Tax	46.69	10.75	1.04
For Fringe Benefit Tax	7.20	—	—
For Leave encashment	10.30	9.15	8.70
	57.93	**19.90**	**9.74**
Total	**1,712.36**	**1,689.31**	**912.31**

Note:

@ Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the Company and are as follows:

Rawalwasia Manufacturing Co. Pvt. Ltd and Gremont Projects & Services

Amount payable to investor's education and protection fund Rs.nil.

(ii) Considered good considered doubtful	3.00	1.50	1.16

Sundry Debtors are Partly Secured to the extent of Security deposit received Rs. 129.3 millions, Rs. 82.3 million and Rs. 65.38 million for the Year 2005-06, 2004-05, 2003-04 respectively.

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
Schedule 'J'			
Miscellaneous Expenditure			
Deferred revenue expenditure			
Opening Balance	6.95	9.49	12.04
Add: Additions during the year	—	0.51	0.42
	6.95	**10.00**	**12.46**
Less: Written off during the year	6.95	3.05	2.97
	—	**6.95**	**9.49**
Preliminary Expenses			
Opening Balance	0.06	**0.09**	0.12
Less: Written off during the year	0.03	0.03	0.03
	0.03	**0.06**	**0.09**
Total	**0.03**	**7.00**	**9.58**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'K'			
Other Income			
Interest on bank fixed deposits and loan (Tax deducted at source Rs.0.554 million)	0.46	2.65	—
Dividend from Short Term Investment — Others	0.38	—	—
Profit on sale of Short Term Investments — Others	0.44	—	—
Miscellaneous Income	0.14	0.01	0.15
Total	**1.42**	**2.66**	**0.15**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'L'			
Access Charges and License Fees			
Interconnect and Other access charges	1,410.21	859.10	611.42
Licence Fees and Spectrum charges	474.33	337.33	376.93
Total	**1,884.51**	**1,196.43**	**988.35**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'M'			
Network Operation Expenses			
Operation Expenses			
— Rent	58.50	27.55	19.27
— Electricity Charges and Utilities	166.46	71.69	52.39
— Insurance	18.48	19.05	11.78
— Repairs and Maintenance — Plant and Machinery	126.58	93.49	85.53
— Spare Parts consumed	5.93	4.00	3.53
— Components consumed	86.65	112.27	69.89
— Security Charges	56.41	29.76	20.19
	519.01	**357.81**	**262.59**
Lease Rental Charges	14.94	19.81	19.81

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Testing Charges	0.21	0.52	0.83
Total	**534.16**	**378.14**	**283.22**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'N'			
Sales and Marketing Expenses			
Advertisement expenses	249.57	102.77	41.10
Dealer commissions	37.48	23.94	8.76
Business Promotion	5.40	5.96	3.13
Provision for Doubtful Debts	1.48	0.36	0.22
Total	**293.91**	**133.03**	**53.21**

Reliance Telecom Limited
Schedules forming part of the Profit and Loss Account

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'O'			
Personnel Expenses			
Salaries and Bonus	231.74	160.57	130.41
Contribution to Provident Fund, Gratuity Fund, Super-annuation Fund, Employee's State Insurance scheme, Pension Scheme etc.	7.75	7.15	8.43
Employee's Welfare and other amenities	13.35	6.55	4.96
Total	**252.84**	**174.28**	**143.81**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'P'			
Administrative Expenses			
Rent	14.78	10.12	9.13
Rates and Taxes	14.88	10.61	5.69

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Repair and Maintenance			
To Buildings	0.02	0.01	0.01
To Others	6.33	6.41	10.77
Travelling and Conveyance	65.66	40.68	32.29
Communication Expenses	5.67	4.77	3.61
Printing and Stationery	10.88	6.68	4.09
Exchange Differences (Net)	0.11	0.07	0.04
Billing and IT expenses	33.94	23.64	17.10
Postage and Courier	16.39	15.38	6.46
Legal and Professional charges	37.39	9.30	106.33
Loss on sale of fixed assets (Net)	2.08	1.12	1.16
Loss on sale of Long Term Investments — Non-Trade	—	0.00	—
Project Development expenditure written off	—	29.89	—
Provision for Diminution in value of Investments	30.00	—	—
Miscellaneous expenses	94.12	58.22	24.64
Auditors Remuneration:			
Audit fees	2.00	2.00	1.00
Tax Audit fees	0.15	0.15	0.05
Other Services	2.15	0.41	0.18
Deferred revenue expenditure written off	6.95	3.05	2.97
Preliminary expenses written off	0.03	0.03	0.03
Total	**343.51**	**222.52**	**225.56**

Reliance Telecom Limited
Schedules forming part of the Profits and Loss Account

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Schedule 'Q'			
Finance Expenses			
Interest on			
Debentures	86.18	237.02	401.38
Others	116.77	67.07	34.36
	202.94	**304.09**	**435.74**

Reliance Telecom Limited
Schedules forming part of the Profits and Loss Account

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Bank charges and Guarantee Commission	26.49	46.45	83.19
Total	**229.43**	**350.54**	**518.93**

Reliance Telecom Limited
Schedule 'R'

Significant Accounting Policies

1. **Basis of Preparation of Financial Statements**

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

2. **Use of Estimates**

The presentation of financial statements, in conformity with the generally accepted accounting principles, requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

3. **Fixed Assets**

(i) Fixed Assets other than those acquired on finance lease are stated at cost, less accumulated depreciation.

(ii) All related costs till commencement of commercial operations and adjustments arising from exchange rate variations attributable to the fixed assets acquired from outside India are capitalised.

(iii) Assets acquired under finance lease on or after 1 April 2001 are recorded at lower of fair value and present value of minimum lease payments, less accumulated depreciation.

4. **Depreciation/Amortisation**

(i) Depreciation on Network Plant and Machinery is provided on Written Down Value Method (WDV) and for other Fixed assets on Straight Line Method (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act 1956 except in the case of following Fixed Assets where it is provided over the estimated useful life of Fixed Asset on WDV:

(a) Network Electronic Equipment: seven years.

(b) Billing and Allied systems and Site Infrastructure equipment: 10 years.

(c) Software: Cost of Software has been amortised over a period of five years on SLM basis.

(ii) Premium on Leasehold Land is amortised over the period of lease.

(iii) For assets taken on financial lease after 1 April 2001, depreciation is provided over the lease period.

(iv) Entry Fee paid to the Department of Telecommunications (DoT) for obtaining license to provide Cellular Mobile Services is amortised equally over the period of 10 years.

5. **Investments**

Long Term investments are stated at cost. Provision for diminution in value of long term investment is made only if such a decline is other than temporary. Current investments are carried at the lower of cost and quoted/fair value, computed category wise.

6. **Inventories**

Inventories are valued at lower of cost and net realisable value. Cost is determined as follows:

—Communication devices	Weighted average basis
—Spare Parts	First in first out

7. **Issue Expenses**

Issue expenses pertaining to the projects are capitalised.

8. **Employees Retirement benefits**

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave encashment benefits are charged to Profit and Loss Account on the basis of actuarial valuation, made at the year end.

9. **Borrowing Costs**

Borrowing costs that are attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for its intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

10. **Foreign Currency Transactions**

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to the acquisition of fixed assets from outside India in which case they are adjusted to the carrying cost of such assets.

11. **Revenue Recognition**

Revenue (Income) is recognised as and when the services are performed on the basis of actual usage of the Company's network.

12. **Miscellaneous expenditure**

(i) Preliminary expenses are amortised over a period of 10 years.

(ii) Deferred Revenue Expenditure (Leasehold development expenses) is amortised over the period of lease.

13. **Taxes on Income**

Tax expense comprise both Current tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

14. **Government Grants**

Grants related to specific fixed assets are disclosed as a deduction from the value of the concerned assets. Grants related to revenue are credited to Profit and Loss Account. Grants in the nature of promoters contribution are treated as capital reserve.

15. **Provision, Contingent Liabilities and Contingent Assets**

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

16. **Impairment of Assets**

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

Notes on Accounts

1. Previous year's figures have been reworked, regrouped, reclassified and rearranged wherever necessary.

2. **License Fees**

Hitherto, the Company was amortising license fees equally over a period of twenty years being the initial period of license. During the year 2004-2005, the Company has changed the amortisation period from twenty years to 10 years to reflect the assets economic benefits. Accordingly license fee unamortised as on 1 April 2004 is being amortised over the revised remaining useful life. This change has the effect of increasing the amortisation/depreciation charge for the year by Rs.5,31.75 million and reducing the profit for the year by the like amount.

3. Hitherto, it was the practice of the Company to provide depreciation on Straight Line Method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956. During the year 2005-06, the Company has changed the method of providing depreciation on Network and Plant and Machinery Equipment from Straight Line method to Written Down Value method. In view thereof, depreciation has been recalculated in accordance with the Written Down Value method from the date of installation of the said Assets. The shortfall in depreciation of Rs.1251.90 million in respect of previous years due to this change in method has been charged to the Profit and Loss Account. This change in the method of providing depreciation has the net effect of increasing the depreciation charge for the year by Rs.1381.30 million and reducing the profit for the year by the like amount.

4. **Project Development Expenditure**

	Upto 31 March 2006	Upto 31 March 2005	Upto 31 March 2004
		(Rs. in millions)	
Opening Balance	—	29.89	29.89
ADD:		—	
Additions during the year			
Electricity Charges and Utilities	—	—	—
Security Charges	—	—	—
Rent	—	—	—
Rates and Taxes	—	—	—
Repair and Maintenance	—	—	—
Salaries and Bonus	—	—	—
Cost contribution to Provident Fund, Gratuity etc.	—	—	—
Advertisement expenses	—	—	—
Business Promotion	—	—	—
Travelling and conveyance	—	—	—

	Upto 31 March 2006	Upto 31 March 2005	Upto 31 March 2004
		(Rs. in millions)	
Insurance expenses	—	—	—
Communication Expenses	—	—	—
Legal and Professional Charges	—	—	—
Printing and Stationery	—	—	—
Postage and Courier	—	—	—
Miscellaneous expenses	—	—	—
Preliminary expenses written off	—	—	—
Entry fees amortised	—	—	—
BTS Premium	—	—	—
Interest on			—
— Debentures/Bonds	—	—	—
— Other loans	—	—	—
Bank Charges and Guarantee Commission	—	—	—
Depreciation	—	—	—
	—	29.89	29.89
LESS:			
Written off during the year	—	29.89	—
Closing Balance	—	—	29.89

5. **Managerial Remuneration:**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Salaries	2.7	2.30	1.71
Perquisites	0.3	0.29	0.23
	3.0	**2.59**	**1.94**
Contribution to Provident Fund, Superannuation Fund and provision for Leave Encashment	0.1	0.15	0.16
	3.1	**2.74**	**2.10**

Note:

The above remuneration excludes contribution to gratuity fund as the incremental liability has been accounted for the company as a whole.

6. **Lease Transactions:**

(a) In respect of Fixed Assets acquired on finance lease on or after 1 April 2001

(i) Minimum Lease Rentals Outstanding in respect of these assets are as under:

Due	Total Minimum Lease Payments Outstanding as on			Future Interest Obligation as at			Present value on Minimum Lease Payments		
	31 March 2006	31 March 2005	31 March 2004	31 March 2006	31 March 2005	31 March 2004	31 March 2006	31 March 2005	31 March 2004
					(Rs. in millions)				
Not Later than one year...	4.47	12.35	11.85	0.18	1.03	2.04	4.29	11.31	9.80
Later than one year and not later than five years	1.01	5.98	16.41	0.10	0.28	1.06	0.91	5.70	15.36
Later than five years........	0	0	0	0	0	0	0	0	0

(ii) General description of the significant leasing arrangements is as mentioned below:

(a) The lease agreement is valid for a fixed non-cancellable period from the date of commencement of Rentals.

(b) Upon termination of the agreement the Company shall return the assets to the lessor.

(c) In the event lessor's claim for depreciation is disallowed partly or fully in their Tax Assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

(d) In case of any variation in prime lending rate by more than 1 per cent., the lease rentals will be changed by Re.0.50/Rs.1000 per month.

(b) In respect of Fixed Assets acquired on finance lease prior to 1 April 2001 amounting to Rs.76.59 million (same in respect of years 2005-06, 2004-05 and 2003-04) for which there is no future lease obligation as at 31 March 2006 (For 2004-2005 Rs.14.93 million and for 2003-2004 Rs.34.75 million).

	As at 31 March 2006	As at 31 March 2005	As at 31 March 2004
		(Rs. in millions)	
6. Estimated amount of contracts remaining to be executed on capital accounts and not provided for........	1,751.53	540.03	136.76
7. Contingent Liabilities			
i) Bonds executed in favour of Government authorities.	384.82	3.69	3.69
ii) Claims against the company not acknowledged as debts *..	375.3	292.82	214.81
iii) Arrears of dividend on 1% Non-Convertible Cummulative Preference Shares of Rs. 10 each.	13.86	9.36	4.86

Note:

* This represents demand raised by Sales Tax authorities in various states for which matter is pending before the Hon'ble Supreme Court and the stay orders has been granted against future demands. The company is confident that the claims will be successfully contested.

The company has deposited Rs.66.40 million (Year 2004-05 Rs.66.1 million) under protest with the Sales tax authorities against the demand. Deposit amount is included in Loans and Advances.

8. **Value of Imports on C.I.F basis in respect of**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Spare parts	2.52	8.12	1.67
Capital goods	507.50	1,146.94	268.69

9. **Expenditure in Foreign Currency on Account of**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
Fees etc.	2.51	0.60	3.69

10. **Earnings in foreign currency on account of**

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
International Roaming	14.58	10.82	1.60

11. **Value of Consumption of Spare parts and Components**

	2005-2006		2004-2005		2003-2004	
	(Rs. in millions)	*(%)*	*(Rs. in millions)*	*(%)*	*(Rs. in millions)*	*(%)*
Imported	5.93	6.41	4.00	3.44	3.53	4.81
Indigenous	86.65	93.59	112.27	96.56	69.89	95.19
	92.58	100	116.26	100.00	73.41	100.00

12. **Segment Information**

Segment information for primary segment reporting (by business segments)

The Company has only one business segment - Cellular Mobile Telephone Services, hence information for primary business segments has not been disclosed.

Since entire business of the Company is conducted within India, there are no reportable geographical segments.

13. Related Party disclosures for 2004-2005 as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under:

a)

Name of the Related Party	Relationship
Reliance Telephones Limited Reliance Mobile Limited **	} Subsidiary
Reliance Industries Limited Reliable Internet Services Limited	} Associate
Shri Bhaskar Guha	Key Management Personnel

** Ceased to be Subsidiary during the year.

Related Party disclosures for 2005-2006 as per Accounting Standard (AS-18) of The Institute of Chartered Accountants of India is as under:

Name of the Related Party	Relationship
Reliance Telephones Limited Reliance Mobile Limited *	} Subsidiary
Reliance Industries Limited** Reliable Internet Services Limited Reliance Communication Ventures Limited	} Associate
Reliance Infocomm Limited	Enterprise over which Key management Personnel is able to exercise significant influence
Shri Bhaskar Guha	Key Management Personnel

* Ceased to be Subsidiary in 2004-05

** Ceased to be Associates in 2005-06

b) Transactions with Related Parties

Sr. No.	Nature of Transactions (Excluding reimbursements)	2005-2006 Subsidiaries	2005-2006 Associates	2005-2006 Key Management Personnel	2005-2006 Reliance Infocomm Limited	2005-2006 Total	2004-2005 Subsidiaries	2004-2005 Associates	2004-2005 Key Management Personnel	2004-2005 Total
						(Rs. in millions)				
1	**Loans taken**									
	Balance as at 1 April	—	—	—	—	—	—	—	—	—
	Taken during the year	—	—	—	—	—	—	—	—	—
								(1,272.50)	—	(1,272.50)
	Repaid during the year	—	—	—	—	—	—	—		—
								(1,272.50)	—	(1,272.50)
	Balance as at 31 March 2005	—	—	—	—	—	—	—		—
										—
										—
2	Loans Given									—
	Balance as at 1 April	—	—	—	—	—	—	—	—	—
	Given during the year	—	—	—	—	—	0.01	15.00	—	15.01
		(0.01)	(15.00)	—	—	(15.01)	—	—	—	—
	Returned during the year	—	—	—	—	—	0.34	15.00	—	15.34
		(0.34)	(15.00)	—	—	(15.34)	—	—		—
	Balance as at 31 March 2005	—	—	—	—	—				—
							(0.33)	—	—	(0.33)
										—
3	Sundry Debtors									—
	Balance as at 31 March	—	0.14	—	50.40	50.54	—	0.08	—	0.08
			(0.08)	—	(42.71)	(42.79)	—	—	—	—
										—
4	Sundry Creditors									

Sr. No.	Nature of Transactions (Excluding reimbursements)	2005-2006 Subsidiaries	2005-2006 Associates	2005-2006 Key Management Personnel	2005-2006 Reliance Infocomm Limited	2005-2006 Total	2004-2005 Subsidiaries	2004-2005 Associates	2004-2005 Key Management Personnel	2004-2005 Total
						(Rs. in millions)				
	Balance as at 31 March	—	1.60	—	—	1.60	—	—	—	—
								(24.56)	—	(24.56)
										—
5	Turnover									—
	Services	—	0.12	—	693.94	694.06	—	0.06	—	0.06
			(0.06)	—	—	(0.06)	—	(0.11)	—	(0.11)
6	Other Income									—
	Sale of Fixed Assets	—	—	—	—	—				—
								(1.76)	—	(1.76)
	Interest Earned	—	—	—	—	—		0.39	—	0.39
			(0.39)	—	—	(0.39)	—	—		—
										—
7	Expenditure									—
	Interest	—	—	—	—	—	—	—	—	—
								(30.94)	—	(30.94)
	Sale of Fixed Assets	—	—	—	—	—	—			—
	Guarantee Commission		13.08	—	—	13.08	—	35.22	—	35.22
			(35.22)	—	—	(35.22)	—	(50.19)	—	(50.19)
	Miscellaneous	—	4.18	—	415.90	420.08	—	—	—	
										—
8	Managerial remuneration	—	—	3.10	—	3.10	—	—	2.74	2.74
				(2.74)	—	(2.74)	—	—	(2.10)	(2.10)
										—
9	Guarantee given/ (Redeemed) on behalf of the Company	—	(1,087.10)	—	0	(1,087.10)	—	(1,346.20)	—	(1,346.20)

Sr. No.	Nature of Transactions (Excluding reimbursements)	2005-2006 Subsidiaries	Associates	Key Management Personnel	Reliance Infocomm Limited	Total	2004-2005 Subsidiaries	Associates	Key Management Personnel	Total
						(Rs. in millions)				
	(Net of redemption)......................	—	(1,346.20)	—	0	(1,346.20)	—	(640.80)	—	(640.80)
	Outstanding amount of guarantee given on behalf of the Company ...	—	—	—	—	—	—	1,087.10	—	1,087.10
			(1,087.10)	—	—	(1,087.10)	—	(2,433.30)	—	(2,433.30)

Notes:

(24) Previous Years Figures have been shown in brackets (-)

(25) There are no provisions for doubtful debts and amount written off or written back during the year in respect of debts due from or due to related parties.

c) Significant Related Party Transactions (2004-2005)

1. Sundry Debtors includes dues from Reliance Industries Limited Rs.0.08 millions.
2. Service Income includes transactions with Reliance Industries Limited Rs.0.06 million.
3. Interest income includes Rs.0.4 million received from Reliable Internet Services Limited
4. Expenditure includes Guarantee Commission paid to Reliance Industries Limited Rs.35.22 millions.
5. Managerial remuneration represents Rs.2.74 millions paid to Shri Bhaskar Guha, Key Management Personnel.

14. **Earnings per Share**

Earning per Share is calculated by dividing the profit attributable to the equity shareholders by the weighted average number of equity shares outstanding during the year as under.

	2005-2006	2004-2005	2003-2004
		(Rs. in millions)	
(i) Basic Earnings per Share			
Profit after Tax	391.20	114.10	12.54
Dividend on 1% Non Convertible Cumulative Preference Shares	(4.50)	(4.50)	(4.50)
Profit attributable to Equity shareholders	386.70	109.60	8.04
Weighted average number of equity shares outstanding during the year	19.93	19.93	19.93
(Nos. in millions)			
Basic/Diluted earnings per share (Rupees)	**19.40**	**5.50**	**0.40****
(ii) Nominal value per share (Rupees)	**10**	**10**	**10**

Note:

** In the year 2003-2004 the Company has changed the terms of Preference Shares from 1 per cent. Optionally Convertible Preference Shares to 1 per cent. Non Convertible Cumulative Preference Shares, with the consent of all the Preference shareholders. Due to this there are no potential equity shares as at the year end and hence the effect of dilution has not been given.

15. As laid down in Accounting Standard Interpretation (ASI) 3, "Accounting for Taxes on Income in the situation of Tax holiday under Section 80-IA and 80-IB of the Income-tax Act, 1961", the deferred tax in respect of timing differences which originate during the tax holiday period but reverse after the tax holiday period should be recognised in the year in which the timing differences originate. However, deferred tax asset should be recognised with prudence only if there is reasonable certainty as laid down in paragraphs 15 to 18 of Accounting Standard -22 "Accounting for Taxes on Income". Due to uncertainties about the future taxable profit at the end of tax holiday period, the Company has not recognised deferred tax asset (mainly comprising of difference in written down value of fixed assets and license fee) which originated during the year being the part of tax holiday period and reversing after the tax holiday period.

16. The company has to create Debenture Redemption Reserve (DRR) of Rs.545.48 millions upto 31 March 2005 as required under section 117C of Companies Act, 1956. As against this, the company has transferred Rs.140.5 millions to DRR upto 31 March 2005. The balance DRR of Rs.404.98 millions shall be created out of profits, if any, in the future years.

17. Disclosures as required under Clause 32 of Listing Agreement

Loans to subsidiaries/ associates

Name	Nature of Relationship	31 March 2006	31 March 2005	31 March 2004	2005-2006	2004-2005	2003-2004
			(Rs. in millions)		Maximum Amount (Rs. in millions)		
Reliance Mobile Limited........	Subsidiary	0	0	0.3	0	0.3	0.3
Reliance Telephone Limited..	Subsidiary	0	0.01	0.03	0	0.04	0.03
Reliable Internet Services Limited	Associates	0	15	0	0	20.52	0

Note:

* Ceased to be a subsidiary during the year

THE COMPANY

Reliance Communications Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710
India

DEPOSITARY

Deutsche Bank Trust Company Americas
60 Wall Street
New York
New York 10005
United States

CUSTODIAN

Deutsche Bank AG Mumbai Branch
DB House, 2nd Floor
Hazarimal Somani Marg, Fort
Mumbai - 400 001
India

LEGAL ADVISERS TO THE COMPANY

as to Indian law

Economic Laws Practice
1502, A Wing, Dalamal Towers
Nariman Point
Mumbai - 400 021
India

as to United States federal securities law and English law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

THE COMPANY'S AUDITORS

Statutory Auditors

RSM & Co.
RSM House
.449, Sanapati Bapat Marg
Lower Parel
Mumbai – 400 013
India

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.
2, boulevard Konrad Adenauer
L-1115 Luxembourg